    As filed with the Securities and Exchange Commission on February 2, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                               ----------------
                                   CMGI, INC.
             (Exact name of registrant as specified in its charter)

                               ----------------
        Delaware                     7331                    04-2921333
     (State or other           (Primary Standard          (I.R.S. Employer
      jurisdiction                Industrial           Identification Number)
   of incorporation or        Classification Code
      organization)                 Number)

                               ----------------
      100 Brickstone Square, Andover, Massachusetts 01810, (978) 684-3600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------
                               David S. Wetherell
          Chairman of the Board, President and Chief Executive Officer
                                   CMGI, Inc.
                             100 Brickstone Square
                          Andover, Massachusetts 01810
                                 (978) 684-3600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                   Copies to:
          Mark G. Borden, Esq.                   Jeffrey D. Saper, Esq.
           Hale and Dorr LLP                  J. Robert Suffoletta., Esq.
            60 State Street              Wilson Sonsini Goodrich & Rosati, P.C.
      Boston, Massachusetts 02109                  650 Page Mill Road
       Telephone: (617) 526-6000              Palo Alto, California 94306
        Telecopy: (617) 526-5000               Telephone: (650) 493-9300
                                                Telecopy: (650) 493-6811

                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and certain other conditions under the Agreement and Plan of Merger and Reorganization are met or waived.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                                            Proposed
                                             Proposed        maximum
 Title of each class of                      maximum        aggregate     Amount of
    securities to be       Amount to be   offering price    offering     registration
       registered         registered(1)    per share(2)     price(2)        fee(3)
-------------------------------------------------------------------------------------
common stock, $.01 par
 value per share.......  5,654,437 shares     $26.16     $590,735,126.88 $155,954.07
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

(1) Based upon the estimated maximum number of shares of common stock of the Registrant issuable in the merger described herein in respect of (a) outstanding shares of yesmail.com, inc. common stock and (b) options and warrants to acquire yesmail.com, inc. common stock.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, as amended, and based upon the average of the high and low sale prices of yesmail.com, inc. common stock as reported on the Nasdaq National Market on January 31, 2000.
(3) Pursuant to Rule 457(b) under the Securities Act, $161,322.49 of the registration fee was paid as of January 7, 2000 in connection with the filing of preliminary proxy materials. Therefore, no registration fee is payable upon the filing of this registration statement.

                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               yesmail.com, inc.

                                                              February 4, 2000

Dear yesmail.com, inc. stockholders:

   I am writing to you today about our proposed merger with CMGI. This merger will create a combined company offering a broad set of solutions for Internet advertising and direct marketing.

   In the merger, each share of yesmail.com, inc. ("yesmail") common stock will be exchanged for 0.2504 shares of CMGI common stock. Based on the number of shares of yesmail common stock and options and warrants to purchase yesmail common stock outstanding as of January 27, 2000, CMGI expects to issue a total of approximately 5,623,388 shares of CMGI common stock and options and warrants to purchase shares of CMGI common stock in the merger. CMGI common stock is traded on the Nasdaq National Market under the trading symbol "CMGI," and closed at $115.44 per share on February 1, 2000. The merger is described more fully in this proxy statement/prospectus.

   You will be asked to vote upon the merger agreement with CMGI and the merger at a special meeting of yesmail stockholders to be held on March 10, 2000 at 10:00 am, local time, at the Hyatt Deerfield Hotel, 1750 Lake Cook Road, Deerfield, Illinois 60015. The merger cannot be consummated unless the holders of a majority of the shares of yesmail common stock approve the merger. Only stockholders who hold shares of yesmail common stock at the close of business on January 27, 2000 will be entitled to vote at the special meeting.

   We are very excited by the opportunities we envision for the combined company. Your board of directors has determined that the terms and conditions of the merger are fair to you and in your best interests, and has unanimously recommended that you approve the merger agreement and the merger.

   This proxy statement/prospectus provides detailed information about CMGI and the merger. Please give all of this information your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 7 of this proxy statement/prospectus.

   Your vote is very important regardless of the number of shares you own. To vote your shares, you may use the enclosed proxy card or attend the special stockholders meeting in person. To approve the merger agreement and the merger, you MUST vote "FOR" the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, your non-vote will, in effect, count as a vote against the merger agreement and the merger. We urge you to vote FOR this proposal. The approval of this proposal is a necessary step in the merger of yesmail and CMGI.

                                        Sincerely,
                                        /s/ David M. Tolmie

                                        David M. Tolmie
                                        Chief Executive Officer and President

   This proxy statement/prospectus is being furnished to yesmail stockholders in connection with the solicitation of proxies by yesmail's board of directors for use at the special meeting of yesmail stockholders to be held at the Hyatt Deerfield Hotel, 1750 Lake Cook Road, Deerfield, Illinois 60015, and at any adjournment of the special meeting.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the CMGI common stock to be issued in the merger, or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   This proxy statement/prospectus is dated February 2, 2000, and was first mailed to yesmail stockholders on or about February 4, 2000.

                       Sources of Additional Information

   This proxy statement/prospectus incorporates important business and financial information about CMGI that is not included or delivered with this document. This information is available without charge to yesmail stockholders upon written or oral request. Contact CMGI at 100 Brickstone Square, Andover, Massachusetts 01810, Attention: Catherine Taylor, Director of Investor Relations. CMGI's telephone number is (978) 684-3600.

   To obtain timely delivery of requested documents prior to the special meeting of yesmail stockholders, you must request them no later than March 3, 2000, which is five business days prior to the date of the special meeting.

   Also see "Where You Can Find More Information" on page 88 of this proxy statement/prospectus.

                               yesmail.com, inc.
                        565 Lakeview Parkway, Suite 135
                          Vernon Hills, Illinois 60061
                                 (847) 918-9292

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON MARCH 10, 2000

   We will hold a special meeting of stockholders of yesmail at 10:00 am, local time, on March 10, 2000 at the Hyatt Deerfield Hotel, 1750 Lake Cook Road, Deerfield, Illinois 60015.

     1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of December 14, 1999, by and among CMGI, Inc., Mars Acquisition, Inc. and yesmail.com, inc., and the merger, under which yesmail will become a wholly owned subsidiary of CMGI and each outstanding share of yesmail common stock will be converted into the right to receive 0.2504 shares of CMGI common stock; and

     2. To transact such other matters which may properly come before the special meeting or any and all adjournment(s) thereof.

   Only yesmail stockholders of record at the close of business on January 27, 2000 are entitled to notice of and to vote at the special meeting or any adjournment of the special meeting.

   Your vote is important regardless of the number of shares you own. To ensure that your shares are represented at the special meeting, we urge you to complete, date and sign the enclosed proxy card and mail it promptly in the enclosed postage-paid envelope whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in this proxy statement/ prospectus at any time before it has been voted at the special meeting. You may vote in person at the special meeting even if you have returned a proxy.

                                          By Order of the Board of Directors

                                          /s/ David B. Menzel
                                          David B. Menzel
                                          Secretary

[CMGI LOGO]                                                      [YESMAIL LOGO]

CMGI, Inc.                                                     yesmail.com, inc.
100 Brickstone Square                                       565 Lakeview Parkway
Andover, Massachusetts 01810                        Vernon Hills, Illinois 60061


                           Proxy Statement/Prospectus

   This proxy statement/prospectus is the prospectus of CMGI, Inc. with respect to the issuance by CMGI of approximately 5,623,388 shares of CMGI common stock and options and warrants to purchase shares of CMGI common stock in connection with the Agreement and Plan of Merger and Reorganization among CMGI, Mars Acquisition, Inc., a wholly owned subsidiary of CMGI, and yesmail.com, inc. The merger agreement provides for the merger of yesmail with Mars Acquisition, Inc. Following the merger, yesmail will be a wholly owned subsidiary of CMGI.

   This proxy statement/prospectus is the proxy statement of yesmail and is being furnished to stockholders in connection with the special meeting of yesmail stockholders to be held on March 10, 2000 at 10:00 am, local time, at the Hyatt Deerfield Hotel, 1750 Lake Cook Road, Deerfield, Illinois 60015.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this disclosure document. Any representation to the contrary is a criminal offense.

                               ----------------

         The date of this proxy statement/prospectus is February 2, 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
QUESTIONS AND ANSWERS ABOUT THE MERGER...................................   i

SUMMARY..................................................................   1

RISK FACTORS.............................................................   7
  Risks Relating to the Merger...........................................   7
  Risks Relating to CMGI's Business......................................  10
  Risks Relating to Yesmail's Business...................................  16

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS...............  22

SELECTED HISTORICAL CONDENSED CONSOLIDATED AND UNAUDITED PRO FORMA
 FINANCIAL INFORMATION...................................................  24
  CMGI Selected Historical Condensed Consolidated Financial Information..  24
  Yesmail Selected Historical Condensed Consolidated Financial
   Information...........................................................  25
  Selected Unaudited Pro Forma Condensed Combined Financial Information..  26

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET.....................  28
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS...........  29
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
 INFORMATION.............................................................  31
CMGI AND YESMAIL SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED
 FINANCIAL INFORMATION...................................................  34
COMPARATIVE PER SHARE DATA...............................................  35

MARKET PRICE INFORMATION.................................................  36
  CMGI Market Price Information..........................................  36
  Yesmail Market Price Information.......................................  36
  Recent Closing Prices..................................................  37
  Dividends..............................................................  37

THE SPECIAL MEETING......................................................  38
  Date, Time and Place...................................................  38
  Matters to be Considered at the Special Meeting........................  38
  Record Date............................................................  38
  Voting and Revocation of Proxies.......................................  38
  Vote Required..........................................................  39
  Quorum; Abstentions and Broker Non-Votes...............................  39
  You Do Not Have Appraisal Rights.......................................  39
  Solicitation of Proxies and Expenses...................................  39
  Board Recommendation...................................................  39

THE MERGER...............................................................  41
  Background of the Merger...............................................  41
  CMGI's Reasons for the Merger..........................................  42
  Yesmail's Reasons for the Merger; Recommendation of the Yesmail Board
   of Directors..........................................................  44
  Opinion of Financial Advisor to Yesmail................................  46
  Interests of Financial Advisor to Yesmail in the Merger................  50
  Interests of Executive Officers and Directors of Yesmail in the
   Merger................................................................  51

                                                                            Page
                                                                            ----
  Treatment of Yesmail Common Stock.......................................   52
  Accounting Treatment of the Merger......................................   52
  Regulatory Approvals....................................................   52
  Material United States Federal Income Tax Considerations................   53
  Nasdaq National Market Quotation........................................   54
  Resales of CMGI Common Stock Issued in Connection with the Merger;
   Affiliate Agreements; Lock-up Agreements...............................   54
  No Appraisal Rights.....................................................   55
  Delisting and Deregistration of Yesmail's Common Stock Following the
   Merger.................................................................   55
THE MERGER AGREEMENT......................................................   56
  General.................................................................   56
  The Exchange Ratio and Treatment of Yesmail Common Stock................   56
  Treatment of Unvested Stock of Yesmail..................................   56
  Treatment of Yesmail Stock Options and Warrants.........................   56
  Exchange of Certificates................................................   57
  Representations and Warranties..........................................   57
  Certain Covenants.......................................................   58
  Conditions to Obligations to Effect the Merger..........................   61
  Termination; Expenses and Termination Fees..............................   62
  Amendment...............................................................   64
OTHER AGREEMENTS..........................................................   65
  Stock Option Agreement..................................................   65
  Stockholder Agreement...................................................   66
DESCRIPTION OF YESMAIL'S BUSINESS.........................................   67
  The Yesmail Solution....................................................   67
  Yesmail Strategy........................................................   67
  Products and Services...................................................   68
  Sales and Marketing ....................................................   70
  Technology..............................................................   71
  Competition.............................................................   72
  Intellectual Property Rights............................................   73
  Government Regulation...................................................   73
  Employees...............................................................   74
  Facilities..............................................................   74
  Legal Proceedings.......................................................   74
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   75
  Overview................................................................   75
  Results of Operations...................................................   76
  Liquidity and Capital Resources.........................................   78
  Year 2000 Readiness Disclosure..........................................   79

                                                                          Page
                                                                          ----
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT OF
 YESMAIL.................................................................  80
COMPARISON OF STOCKHOLDER RIGHTS.........................................  82
  Capitalization.........................................................  82
  Voting Rights..........................................................  82
  Number and Classification of Directors.................................  83
  Removal of Directors...................................................  83
  Filling Vacancies on the Board of Directors............................  83
  Charter Amendments.....................................................  84
  Amendments to By-Laws..................................................  84
  Notice of Stockholder Actions..........................................  84
  Right to Call Special Meeting of Stockholders..........................  85
  Dividends and Distributions............................................  85
  Redemption.............................................................  85
  Liquidation............................................................  86
STOCKHOLDER PROPOSALS....................................................  87
LEGAL MATTERS............................................................  87
EXPERTS..................................................................  87
WHERE YOU CAN FIND MORE INFORMATION......................................  88

FINANCIAL STATEMENTS OF YESMAIL............................................. F-1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF YESMAIL........................ S-1

ANNEXES

A. AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
     Exhibit A Form of Company Stock Option Agreement
     Exhibit B Form of Stockholder Agreement
     Exhibit C Form of Stockholder Lock-ups
     Exhibit D Form of Company Affiliate Letter
B. OPINION OF DEUTSCHE BANK SECURITIES INC.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER
Q:  Why are the companies proposing to merge?

A: CMGI and yesmail are proposing to merge because we believe the resulting combination will create a stronger, more competitive company capable of achieving greater financial strength, operational efficiencies, earning power and growth potential than either company would have on its own.

    We believe that yesmail's technology will complement the technology of CMGI's current network of Internet marketing and advertising companies, which currently includes Engage Technologies, Inc., Flycast Communications Corporation and Adsmart Corporation, and consequently strengthen CMGI's position to offer a complete advertising network solution for both advertisers and Web publishers. We also believe that yesmail will be able to continue to expand its customer base by providing services to many of the companies affiliated with CMGI.

Q:  How will these two companies merge?

A: CMGI and yesmail will combine under a merger agreement providing that a wholly owned subsidiary of CMGI will merge with and into yesmail, with yesmail surviving the merger as a wholly owned subsidiary of CMGI.

Q:  What will I receive in the merger?

A: If the merger is completed, you will receive 0.2504 shares of CMGI common stock for each share of yesmail common stock that you own. CMGI will not issue fractional shares of its common stock. Instead, you will receive cash, without interest, based on the average of the last reported sales prices of CMGI common stock on the Nasdaq National Market during the ten consecutive trading days ending on and including the last trading day prior to the day on which the merger is completed.

    On December 14, 1999, the last full trading day before the public announcement of the proposed merger, the last reported sale price of CMGI common stock on the Nasdaq National Market was $102.88 per share, as adjusted for the 2-for-1 stock split of CMGI common stock on January 11, 2000. On February 1, 2000, the most recent practicable date prior to the printing of this proxy statement/prospectus, the last reported sale price of CMGI common stock on the Nasdaq National Market was $115.44 per share.

Q:  When do you expect to complete the merger of CMGI and yesmail?

A: We are working to complete the merger as quickly as possible. We expect to complete the merger by the end of the first calendar quarter of 2000, promptly following the special meeting. However, we cannot predict the exact timing because the merger is subject to governmental and other regulatory approvals. If necessary or desirable, CMGI and yesmail may agree to complete the merger at a later date.

Q:  What are the federal income tax consequences of the merger?

A: The merger is intended to qualify as a reorganization under the Internal Revenue Code. Provided that the merger qualifies as a reorganization under the Internal Revenue Code, no gain or loss will generally be recognized for federal income tax purposes by CMGI, yesmail or the transitory subsidiary as a result of the merger. Additionally, no gain or loss will be recognized for federal income tax purposes by yesmail stockholders to the extent they receive shares of CMGI common stock in exchange for yesmail common stock in the merger. In general, however, yesmail stockholders will recognize taxable income to the extent they receive cash in the merger. Yesmail stockholders should consult their tax advisors for a full understanding of the tax consequences of the merger.

Q:  Who must approve the merger?

A: In addition to the approvals by the CMGI board of directors and the yesmail board of directors, each of which has already been obtained, and governmental and other regulatory approvals, the merger agreement and the merger must be approved by yesmail stockholders.

Q: What stockholder vote is required to approve the merger agreement and the merger?

A: A majority of the outstanding shares of yesmail common stock entitled to vote constitutes a quorum for the yesmail special meeting. The affirmative vote of the holders of at least a majority of the outstanding shares of yesmail common stock is required to approve the merger agreement and the merger.

Q: Does the yesmail board of directors recommend approval of the merger agreement and the merger?

A: Yes. After careful consideration, the yesmail board of directors unanimously recommends that its stockholders vote in favor of the merger agreement and the merger. For a more complete description of the recommendation of the yesmail board of directors, see the section entitled "The Merger--Yesmail's Reasons for the Merger; Recommendation of the Yesmail Board of Directors" on page 44.

Q:  What do I need to do now?

A: We urge you to read this proxy statement/ prospectus, including the annexes and exhibits, carefully, and to consider how the merger will affect you as a stockholder. You also may want to review the documents referenced under "Where You Can Find More Information" on page 88.

Q:  How do I vote?

A: You may indicate how you want to vote on your proxy card and then sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at the yesmail special meeting. You may also attend the special meeting and vote in person instead of submitting a proxy.

    If you fail either to return your proxy card or to vote in person at the special meeting, or if you mark your proxy "abstain," the effect will be a vote against the merger agreement and the merger. If you sign and send in your proxy without indicating how you want to vote, your proxy will be counted as a vote for the merger agreement and the merger unless your shares are held in a brokerage account.

Q: If my shares are held in a brokerage account, will my broker vote my shares for me?

A: Your broker cannot vote your shares without instructions from you on how to vote. Therefore, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to provide your broker with instructions, it will have the same effect as a vote against the merger agreement and the merger.

Q:  May I change my vote after I have mailed in my signed proxy card?

A: You may change your vote at any time before the vote takes place at the yesmail special meeting. To do so, you may either complete and submit a later dated proxy card or send a written notice stating that you would like to revoke your proxy. In addition, you may attend the special meeting and vote in person. However, if you elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

Q:  When and where is the yesmail special meeting?

A: The special meeting of yesmail stockholders will be held at 10:00 a.m., local time, on March 10, 2000 at the Hyatt Deerfield Hotel, 1750 Lake Cook Road, Deerfield, Illinois 60015.

Q:  Should I send in my certificates now?

A: No. After we complete the merger, CMGI or its exchange agent will send instructions to you explaining how to exchange your shares of yesmail common stock for the appropriate number of shares of CMGI common stock.

Q:  Who may I contact with any additional questions?

A:  You may call James Carini, who handles investor relations for yesmail, at
    (847) 918-6379.

Q:  Are there any risks associated with the merger?

A: The merger does involve risks. For a discussion of risk factors that should be considered in evaluating the merger, see "Risk Factors" beginning on page 7.

                                    SUMMARY

   This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page
88. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.


                                 The Companies

CMGI, Inc.
100 Brickstone Square
Andover, Massachusetts 01810
(978) 684-3600

   CMGI develops and operates Internet and fulfillment services companies. CMGI's Internet strategy includes the internal development and operation of majority-owned subsidiaries as well as taking strategic positions in other Internet companies that have demonstrated synergies with CMGI's core businesses. CMGI's strategy also envisions and promotes opportunities for synergistic business relationships among the Internet companies within its portfolio. In addition, CMGI provides fulfillment services through three wholly owned subsidiaries, SalesLink Corporation, InSolutions Incorporated and On-Demand Solutions, Inc. SalesLink's services are also provided through its subsidiary, Pacific Direct Marketing Corporation. CMGI's fulfillment services offerings include product and literature fulfillment, supply chain management, telemarketing, and outsourced e-business program management. Other than references to a specific CMGI subsidiary, any reference to CMGI includes its subsidiaries.

yesmail.com, inc.
565 Lakeview Parkway
Vernon Hills, Illinois 60061

   Yesmail is a leading provider of comprehensive permission email direct marketing solutions. Yesmail delivers direct email marketing messages to targeted individuals who have given yesmail or its network partners permission to send them promotional email messages. Yesmail was incorporated in Delaware in October 1998, and Superhighway Consulting, Inc., which yesmail merged with in March 1999, was incorporated in Illinois in April 1995.

                                   The Merger

   Through the merger, yesmail will become a wholly owned subsidiary of CMGI. Yesmail stockholders will receive CMGI common stock in exchange for their shares of yesmail common stock. The merger agreement is attached to this proxy statement/prospectus as Annex A. We urge you to read the merger agreement as it is the legal document that governs the merger.

                                 Vote Required
                                   (Page 39)

   Approval of the merger agreement and the merger requires the vote of a majority of the outstanding shares of yesmail common stock. Yesmail directors and executive officers and their respective affiliates held approximately 37.6% of the outstanding shares of yesmail common stock on January 27, 2000.

   Holders of yesmail common stock, who on January 27, 2000 collectively beneficially held approximately 39.0% of the outstanding voting power of yesmail, have already agreed to vote in favor of the merger agreement and the merger.

                     Yesmail Recommendation to Stockholders
                                   (Page 39)

   The yesmail board of directors unanimously voted to approve the merger agreement and the merger. The yesmail board of directors believes that the merger is advisable and in your best interest and unanimously recommends that you vote FOR the proposal to approve the merger agreement and the merger.

                                What Holders of
                       Yesmail Common Stock Will Receive
                                   (Page 56)

   Each share of yesmail common stock will be exchanged for 0.2504 shares of CMGI common stock.

   CMGI will not issue fractional shares of CMGI common stock in connection with the merger. Instead, CMGI will pay cash, without interest, for any fractional shares.

   Based on 20,324,094 shares of yesmail common stock outstanding on December 14, 1999, the day on which the merger agreement was entered into, CMGI estimates that yesmail stockholders will receive approximately 5,089,153 shares of CMGI common stock in the merger.

                            Conditions to the Merger
                                   (Page 61)

   The completion of the merger depends upon meeting a number of conditions, including:

 .  the approval of yesmail stockholders;

 . the expiration or termination of all applicable waiting periods, and any extensions of these periods, under the Hart-Scott-Rodino Act;

 . the approval of the listing on the Nasdaq National Market of the CMGI common stock to be issued to yesmail stockholders in the merger;

 . the receipt of legal opinions regarding the treatment of the merger as a tax-free reorganization; and

 .  other customary contractual conditions specified in the merger agreement.

   Certain of the conditions to the merger may be waived by the party entitled to assert the condition.

                           No Solicitation by Yesmail
                                   (Page 60)

   With certain exceptions, including compliance with the Securities and Exchange Commission's tender offer requirements, and subject to applicable fiduciary duties of the yesmail board of directors to recommend a superior proposal to yesmail stockholders, yesmail has agreed that neither it nor any of its subsidiaries will (a) solicit, initiate or encourage any proposal that might lead to an acquisition proposal, (b) enter into negotiations or discussions concerning, or provide any information to a third party relating to, any acquisition proposal or (c) agree to recommend any acquisition proposal. Yesmail has further agreed to cause each of its officers, directors, employees, financial advisors, representatives and agents, as well as the officers, directors, employees, financial advisors, representatives and agents of its subsidiaries, not to take any of these actions.

                      Termination of the Merger Agreement
                                   (Page 62)

   CMGI and yesmail can mutually agree to terminate the merger agreement without completing the merger, and either CMGI or yesmail can terminate the merger agreement upon the occurrence of a number of events, including if:

 .  the merger is not completed by June 30, 2000;

 . a governmental entity issues a nonappealable final order that enjoins or otherwise prohibits the merger;

 . yesmail stockholders do not approve the merger agreement and the merger at the special meeting of yesmail stockholders; or

 . the other party breaches or fails to perform any material representation, warranty, covenant or agreement in the merger agreement and fails to cure the breach or to perform within 20 days of receiving notice of the breach.

   In addition, CMGI can terminate the merger agreement upon the occurrence of a number of events, including if:

 . the yesmail board of directors fails to recommend approval of the merger agreement and the merger to yesmail stockholders or withdraws or modifies its recommendation;

 . the yesmail board of directors approves or recommends to yesmail stockholders an alternative transaction with a third party meeting the requirements set forth in the merger agreement;

 . an alternative transaction is announced or otherwise publicly known and the yesmail board of directors has either failed to recommend against acceptance of it by yesmail stockholders within ten days of receiving a written request from CMGI to do so or it has failed to reconfirm its approval of the merger agreement and the merger within ten days of receiving a written request from CMGI to do so; or

 . a third party commences a tender offer or exchange offer for 20% or more of the outstanding shares of yesmail common stock and the yesmail board of directors either recommends that yesmail stockholders tender their shares in the tender or exchange offer, or within ten days after the tender or exchange offer is commenced, it fails to recommend against acceptance of the offer or takes no position with respect to the acceptance of it.

   In addition, yesmail can terminate the merger agreement if (a) it receives an unsolicited acquisition proposal that the yesmail board of directors has determined after consultation with its financial advisor is a superior proposal, (b) it has complied with all of the provisions in the merger agreement with respect to the nonsolicitation of acquisition proposals, (c) the yesmail board of directors has determined in good faith after consultation with its outside legal counsel that termination of the merger agreement is necessary for the yesmail board of directors to fulfill its fiduciary duties under applicable law and (d) yesmail, contemporaneously with, and as a condition to, its termination of the merger agreement, pays CMGI the fee and expenses provided for in the merger agreement.

                                Termination Fee
                                   (Page 63)

   Yesmail must pay CMGI a termination fee of $20 million if CMGI terminates the merger agreement upon the occurrence of a number of events, including:

 . the yesmail board of directors fails to recommend approval of the merger agreement and the merger to yesmail stockholders or withdraws or modifies its recommendation;

 . the yesmail board of directors approves or recommends to yesmail stockholders an alternative transaction with a third party meeting the requirements set forth in the merger agreement;

 . an alternative transaction is announced or otherwise publicly known and the yesmail board of directors has either failed to recommend against acceptance of it by yesmail stockholders within ten days of receiving a written request from CMGI to do so or it has failed to reconfirm its approval of the merger agreement and the merger within ten days of receiving a written request from CMGI to do so;

 . a third party commences a tender offer or exchange offer for 20% or more of the outstanding shares of yesmail common stock and the yesmail board of directors recommends that yesmail stockholders tender their shares in the tender or exchange offer, or within ten days after the tender or exchange offer is commenced, it fails to recommend against acceptance of the offer or takes no position with respect to the acceptance of it;

 . yesmail breaches the provisions in the merger agreement with respect to the nonsolicitation of acquisition proposals or the holding of the special meeting; or

 . yesmail terminates the merger agreement upon receiving an unsolicited, superior acquisition proposal.

   Also, if CMGI or yesmail terminates the merger agreement as a result of yesmail stockholders voting against the merger agreement and the merger at the special meeting and, prior to such termination, a bona fide proposal for an alternative transaction has been publicly announced, yesmail must pay a termination fee of $10 million. In addition, if a definitive agreement with respect to an alternative transaction is entered into or an alternative transaction is completed within 12 months after such termination, yesmail must pay CMGI an additional $10 million.

   Additionally, yesmail must pay CMGI up to $500,000 as reimbursement for expenses incurred by

CMGI related to the merger if CMGI or yesmail terminates the merger agreement in certain circumstances, including the failure of the merger to be completed by June 30, 2000 because specified conditions to CMGI's obligation to effect the merger have not been satisfied.

                             Stock Option Agreement
                                   (Page 65)

   In connection with the merger agreement, CMGI and yesmail entered into a stock option agreement, dated as of December 14, 1999. The option agreement grants CMGI the right to purchase up to 4,044,400 shares of yesmail common stock, constituting approximately 19.9% of yesmail's outstanding common stock, at $25.76 per share, subject to adjustment. However, CMGI may not exercise this option to acquire more than 19.9% of the outstanding shares of yesmail common stock. The option becomes exercisable only after the merger agreement is terminated under specified circumstances, including if:

 . the yesmail board of directors fails to recommend that yesmail stockholders approve and adopt the merger agreement and the merger;

 . the yesmail board of directors approves or recommends to yesmail stockholders an alternative transaction with a third party meeting the requirements set forth in the merger agreement;

 . an alternative transaction is announced or otherwise publicly known and the yesmail board of directors has either failed to recommend against acceptance of it by yesmail stockholders within ten days of receiving a written request from CMGI to do so or it has failed to reconfirm its approval of the merger agreement and the merger within ten days of receiving a written request from CMGI to do so;

 . the yesmail board of directors recommends that yesmail stockholders tender their shares in a tender or exchange offer commenced by a third party or fails to recommend against it or takes no position with respect to acceptance of it;

 . yesmail breaches the provisions in the merger agreement with respect to the nonsolicitation of acquisition proposals or the holding of the special meeting; or

 . yesmail terminates the merger agreement upon receiving an unsolicited, superior acquisition proposal.

   Once the option is exercisable, CMGI may exercise its option in whole or in part, at any time or from time to time prior to its termination at the earliest of:

 .  the effective time of the merger;

 .  termination of the merger agreement under circumstances which do not entitle
   CMGI to receive a termination fee;

 . the date on which the amount of cash received by CMGI as a termination fee under the merger agreement and from sales of the shares of yesmail common stock issuable upon exercise of the option exceeds $25 million; and

 . 90 days after the date on which the merger agreement is terminated (this period will be extended by 30 days if either CMGI cannot exercise its option or yesmail cannot deliver the shares upon exercise because conditions to yesmail's obligation to deliver the shares have not been met).

                          Opinion of Financial Advisor
                                   (Page 46)

   In deciding to approve the merger, the yesmail board of directors received an opinion from its financial advisor, Deutsche Bank Securities, Inc. ("Deutsche Bank"), that the exchange ratio is fair, from a financial point of view, to the holders of yesmail common stock. The full text of Deutsche Bank's opinion is attached as Annex B to this proxy statement/prospectus and we urge you to read it carefully in its entirety. Deutsche Bank's opinion is addressed to the yesmail board of directors and does not constitute a recommendation to any yesmail stockholder with respect to matters relating to the merger.

                         Interests of Financial Advisor
                                   (Page 50)

   Pursuant to an engagement letter dated November 24, 1999, yesmail became obligated to pay Deutsche Bank a $50,000 cash retainer upon engagement and a fee of $750,000 upon announcement of the merger, which amount will be credited against an aggregate cash fee of approximately $6.2 million due upon the closing of the merger, based on the closing sale price of CMGI common stock on January 28, 2000. The actual aggregate fee is based on a percentage of the aggregate value of the transaction. Regardless of whether the merger is consummated, yesmail has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of its counsel and reasonable travel and other out-of-pocket expenses. Yesmail has also agreed to indemnify Deutsche Bank and certain related persons to the full extent of the law against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement or the merger.

                      Interests of Executive Officers and
                       Directors of Yesmail in the Merger
                                   (Page 51)

   In considering the recommendation of the yesmail board of directors, you should be aware of the interests that yesmail executive officers and directors have in the merger. These include the following:

 .  yesmail executive officers will receive retention and severance benefits;

 . yesmail executive officers will have the benefit of accelerated vesting of approximately 1,117,970 shares of restricted stock and options to acquire yesmail common stock granted under yesmail's stock option plans, as described below, in connection with the merger; and

 . yesmail officers and directors have customary rights to indemnification against specified liabilities.

   In considering the fairness of the merger to yesmail stockholders, the yesmail board of directors took into account these interests. These interests are different from and in addition to your and their interests as stockholders. Yesmail executive officers and directors have restricted stock and options to acquire yesmail common stock that will be converted under the terms of yesmail's stock option plans into restricted stock or options to acquire shares of CMGI common stock. As of January 27, 2000, the executive officers and directors of yesmail, and their respective affiliates, held restricted stock and other options for an aggregate of 2,957,046 shares of yesmail common stock, which restricted stock and options were vested with respect to 763,296 shares. Assuming the merger is completed on March 10, 2000, these options and shares of restricted stock will vest with respect to an additional 1,117,972 shares of yesmail common stock upon completion of the merger. These options and shares of restricted stock will be converted in the merger into options to acquire approximately 279,940 shares of CMGI common stock. In addition, as of January 27, 2000, the record date, the executive officers and directors of yesmail, and their respective affiliates, beneficially owned 7,651,042 shares of yesmail common stock, of which 2,957,046 shares are subject to vesting. Assuming the merger is completed on March 10, 2000, an additional 1,117,972 of these shares will vest. These shares will be converted in the merger into approximately 279,940 shares of CMGI common stock.

                              Accounting Treatment
                                   (Page 52)

   CMGI will account for the merger using the purchase method of accounting, which means that the assets and liabilities of yesmail, including intangible assets, will be recorded at their fair value with the remaining purchase price reflected as goodwill and the results of operations and cash flows of yesmail will be included in CMGI's financial statements prospectively as of the consummation of the merger.

            Material United States Federal Income Tax Considerations
                                   (Page 53)

   We have structured the merger in order to qualify it as a reorganization under the Internal Revenue Code. It is our intention that no gain or loss generally will be recognized by yesmail stockholders for federal income tax purposes on the exchange of shares of yesmail common stock solely for shares of CMGI common stock.

   Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

                 Yesmail Stockholders Have No Appraisal Rights
                                   (Page 55)

   Under Delaware law, yesmail stockholders do not have appraisal rights.

                Forward-Looking Statements May Prove Inaccurate
                                   (Page 22)

   We have made forward-looking statements in this proxy statement/prospectus (and in documents that are incorporated by reference) that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of CMGI. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Stockholders should note that many factors could affect the future financial results of CMGI and yesmail, and could cause these results to differ materially from those expressed in our forward-looking statements. These factors include the following:

 . the risk that CMGI encounters greater than expected costs and difficulties related to combining yesmail technology with the technology of CMGI's current network of Internet advertising companies;

 . changes in laws or regulations, including increased government regulation of the Internet, and privacy related issues;

 . increased competitive pressures from the issuance of patents and other intellectual property to competitors of CMGI and yesmail;

 .  the risk that CMGI will be unable to retain certain yesmail employees;

 . the risk that CMGI will be unable to retain certain customers of yesmail who may terminate their relationship with yesmail as a result of the merger because they deem themselves competitors of CMGI; and

 . the risk that our analyses of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

                         CMGI Market Price Information
                                   (Page 36)

   Shares of CMGI common stock are quoted on the Nasdaq National Market. On December 14, 1999, the last full trading day prior to the public announcement of the proposed merger, CMGI common stock closed at $102.88 per share as adjusted for the 2-for-1 stock split of CMGI common stock on January 11, 2000. On February 1, 2000, CMGI common stock closed at $115.44 per share.

                        Yesmail Market Price Information
                                   (Page 36)

   Shares of yesmail common stock are also quoted on the Nasdaq National Market. On December 14, 1999, the last full trading day prior to the public announcement of the proposed merger, yesmail common stock closed at $21.00 per share. On February 1, 2000, yesmail common stock closed at $28.38 per share.

                              Recent Developments

   On January 11, 2000, CMGI effected a 2-for-1 stock split payable to its stockholders of record as of December 28, 1999. Unless otherwise indicated, all financial information in this proxy statement/ prospectus has been adjusted to reflect the 2-for-1 stock split.

   On January 19, 2000, CMGI entered into an agreement with Engage Technologies, Inc., a majority-owned subsidiary of CMGI, pursuant to which Engage will acquire Flycast Communications Corporation and AdSmart Corporation through the issuance of approximately 32 million shares of Engage common stock. The transaction, which will be accounted for as a combination of entities under common control, is subject to certain conditions and the approval of Engage shareholders. The transaction is expected to be completed in May 2000.

                                  RISK FACTORS

   You should carefully consider the following risk factors before you decide whether to vote to approve and adopt the merger agreement and the merger. You should also consider the other information in this proxy statement/prospectus and the additional information in CMGI's other reports on file with the Securities and Exchange Commission and in the other documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on page 88.

Risks Relating to the Merger

 CMGI's stock price is volatile and the value of CMGI common stock issued in the merger will depend on its market price at the time of the merger, and no adjustment will be made as a result of changes in the market price of CMGI's common stock.

   At the closing of the merger, each share of yesmail common stock will be exchanged for 0.2504 shares of CMGI common stock. This exchange ratio will not be adjusted for changes in the market price of CMGI common stock or of yesmail common stock. In addition, neither CMGI nor yesmail may terminate or renegotiate the merger agreement, and yesmail may not resolicit the vote of its stockholders solely because of changes in the market price of CMGI common stock or of yesmail common stock. Any reduction in CMGI's common stock price will result in you receiving less value in the merger at closing. You will not know the exact value of CMGI's common stock to be issued to you in the merger at the time of the special meeting of yesmail stockholders.

   The market price of CMGI's common stock, like that of the shares of many other high technology and Internet companies, has been and may continue to be volatile. For example, from January 4, 1999 to January 4, 2000, CMGI common stock traded as high as $163.50 per share and as low as $13.53 per share.

   Recently, the stock market in general and the shares of Internet companies in particular have experienced significant price fluctuations. The market price of CMGI's common stock may continue to fluctuate significantly in response to various factors, including:


 .  quarterly variations in               .  announcements of mergers and
   operating results or growth              acquisitions and other actions
   rates;                                   by competitors;

 .  the announcement of                   .  regulatory and judicial actions;
   technological innovations;
                                         .  general economic conditions; and
 .  the introduction of new
   products;                             .  patents and other intellectual
                                            property rights issued to
 .  changes in estimates by                  competitors of CMGI.
   securities analysts;

 .  market conditions in the
   industry;

 .  announcements of mergers and
   acquisitions by CMGI;

 CMGI may face challenges in integrating CMGI and yesmail and, as a result, may not realize the expected benefits of the anticipated merger.

   Integrating the operations and personnel of CMGI and yesmail will be a complex process, and CMGI is uncertain that the integration will be completed rapidly or will achieve the anticipated benefits of the merger. Since yesmail is located in the Midwest, it will be more difficult to retain employees of yesmail if, after the merger, some of the activities and management of yesmail move from the Midwest to the East Coast. The successful integration of CMGI and yesmail will require, among other things, integration of their finance, human resources and sales and marketing groups and coordination of development efforts. The diversion of the attention of CMGI's management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of CMGI's business. Further, the process of combining CMGI and yesmail could negatively affect employee morale and the ability of CMGI to retain some of its key employees after the merger.

 If CMGI does not successfully integrate yesmail or the merger's benefits do not meet the expectations of financial or industry analysts, the market price of CMGI common stock may decline.

   The market price of CMGI common stock may decline as a result of the merger if:

 .  the integration of CMGI and yesmail is unsuccessful;

 . CMGI does not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; or

 . the effect of the merger on CMGI's financial results is not consistent with the expectations of financial or industry analysts.

 If CMGI does not manage the integration of other acquired companies successfully, it may be unable to achieve desired results.

   As a part of its business strategy, CMGI may enter into additional business combinations and acquisitions, such as AdForce, Inc., AdKnowledge Inc. and Flycast Communications Corporation. Acquisitions are typically accompanied by a number of risks, including:

 .  the difficulty of integrating the      .  the maintenance of uniform
   operations and personnel of the           standards, controls, procedures
   acquired companies;                       and policies;


 .  the potential disruption of            .  the impairment of relationships
   CMGI's ongoing business and               with employees and customers as a
   distraction of management;                result of any integration of new
                                             management personnel; and


 .  the difficulty of incorporating
   acquired technology and rights         .  potential unknown liabilities
   into CMGI's products and                  associated with acquired
   services;                                 businesses.

 .  unanticipated expenses related to
   acquired technology and its
   integration into existing
   technology;


   CMGI may not succeed in addressing these risks or any other problems encountered in connection with these potential business combinations and acquisitions, potentially disrupting CMGI's business and causing increased losses.

 Failure to complete the merger could negatively impact the market price of yesmail common stock and yesmail's operating results.

   If the merger is not completed for any reason, yesmail may be subject to a number of material risks, including:

 . yesmail may be required to pay CMGI a termination fee of up to $20 million and/or reimburse CMGI for expenses of up to $500,000;

 . yesmail stockholders may experience dilutive effects to their stock ownership because yesmail granted CMGI an option to acquire up to 19.9% of the outstanding shares of yesmail common stock, which may become exercisable;

 . the market price of yesmail common stock may decline to the extent that the current market price of yesmail common stock reflects a market assumption that the merger will be completed; and

 . costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

   If the merger is terminated and the yesmail board of directors seeks another merger or business combination, you cannot be certain that yesmail will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by CMGI in the merger. In addition, CMGI's option to acquire up to 19.9% of the outstanding shares of yesmail common stock, which may become exercisable upon termination of the merger agreement, may impede an alternative merger or business combination. You should read more about this stock option under "Other Agreements--Stock Option Agreement" on page 65.

 Yesmail may not be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement.

   While the merger agreement is in effect, subject to specified exceptions, yesmail is prohibited from entering into or soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, tender offer, sale of shares of capital stock or other similar transactions with any person other than CMGI. As a result of this prohibition, yesmail may not be able to enter into an alternative transaction at a favorable price.

 Yesmail's officers and directors have conflicts of interest that may influence them to support or approve the merger.

   The directors and officers of yesmail participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours, including the following:

                                          .  certain officers of yesmail are
 .  as of January 27, 2000, the               entitled to certain benefits,
   executive officers and directors          including substantial severance
   of yesmail owned stock,                   packages, under their employment
   restricted stock or options to            agreements with yesmail if their
   purchase an aggregate of                  employment is terminated upon
   2,957,046 shares of yesmail               yesmail's change of control, such
   common stock, of which 2,163,281          as in the merger;
   are unvested. If the merger is
   completed, approximately 234,376       .  upon completion of the merger,
   of the unvested options will              CMGI and yesmail may enter into
   accelerate and become immediately         employment agreements with some
   exercisable and approximately             executive officers of yesmail;
   883,596 of the unvested shares of         and
   restricted stock will become
   vested;

                                          .  CMGI has agreed to cause the
                                             surviving corporation in the
 .  directors and officers and their          merger to indemnify each present
   respective affiliates,                    and former yesmail officer and
   representing a significant                director against liabilities
   percentage of yesmail                     arising out of such person's
   stockholders, have agreed to vote         services as an officer or
   in favor of the merger agreement          director. CMGI will cause the
   and the merger;                           surviving corporation to maintain
                                             officers' and directors'
                                             liability insurance to cover any
                                             such liabilities for the next six
                                             years.


   The directors and officers of yesmail may therefore have been more likely to vote to approve the merger agreement and the merger than if they did not have these interests. Yesmail stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger. You should read more about these interests under "The Merger--Interests of Executive Officers and Directors of Yesmail in the Merger" on page 51.

 Uncertainties associated with the merger may cause yesmail to lose key personnel.

   Current and prospective yesmail employees may experience uncertainty about their future roles with CMGI. This uncertainty may adversely affect yesmail's ability to attract and retain key management, sales, marketing and technical personnel.

 Customers of CMGI and yesmail may delay or cancel orders as a result of concerns over the merger.

   The announcement and closing of the merger could cause customers and potential customers of CMGI and yesmail to delay or cancel contracts for services. In particular, customers could be concerned about future service offerings and integration support of current services. Moreover, they may terminate their relationship with yesmail because they deem themselves competitors of CMGI. Such a delay or cancellation of orders could have a material adverse effect on the business, results of operations and financial condition of CMGI or yesmail.

Risks Relating to CMGI's Business

 CMGI may not have operating income or net income in the future.

   During the fiscal year ended July 31, 1999 and for the three months ended October 31, 1999, CMGI had an operating loss of approximately $127 million and $275 million, respectively. CMGI anticipates continuing to incur significant operating expenses in the future including significant cost of revenues, selling, general and administrative and amortization expenses. As a result, CMGI expects to continue to incur operating losses and may not have enough money to grow its business in the future.

 CMGI may have problems raising the money it needs in the future.

   In recent years, CMGI has financed its operating losses in part with profits from selling some of the stock of companies in which it had invested. This funding source may not be sufficient in the future, and CMGI may need to obtain funding from outside sources. However, CMGI may not be able to obtain funding from outside sources. In addition, even if CMGI finds outside funding sources, CMGI may be required to issue to such outside sources securities with greater rights than those currently possessed by holders of shares of CMGI common stock. CMGI may also be required to take other actions which may lessen the value of CMGI's common stock, including borrowing money on terms that are not favorable to CMGI.

 CMGI's success depends greatly on increased use of the Internet by businesses and individuals.

   CMGI's success depends greatly on increased use of the Internet for advertising, marketing, providing services, and conducting business. Commercial use of the Internet is currently at an early stage of development and the future of the Internet is not clear. In addition, it is not clear how effective advertising on the Internet will be in generating business as compared to more traditional types of advertising such as print, television, and radio. Because a significant portion of CMGI's business depends on CMGI's Internet operating company subsidiaries, CMGI's business will suffer if commercial use of the Internet fails to grow in the future.

 CMGI may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company.

   CMGI may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company under the Investment Company Act of 1940. Some equity investments in other businesses made by CMGI and its venture subsidiaries may constitute investment securities under the 1940 Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the 1940 Act unless a particular exclusion or Securities and Exchange Commission safe harbor applies. If CMGI were to be deemed an investment company, it would become subject to the requirements of the 1940 Act. As a consequence, CMGI would be prohibited from engaging in business or issuing its securities as it has in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of CMGI's contracts might be voidable, and a court-appointed receiver could take control of CMGI and liquidate its business.

   Although CMGI's investment securities currently comprise less than 40% of its total assets, fluctuations in the value of these securities or of CMGI's other assets may cause this limit to be exceeded. Unless an exclusion or safe harbor were available to it, CMGI would have to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If CMGI were required to sell investment securities, it may sell them sooner than it otherwise would. These sales may be at depressed prices and CMGI may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, CMGI may incur tax liabilities when it sells assets. CMGI may also be unable to purchase additional investment securities that may be important to its operating strategy. If CMGI decides to acquire non-investment security assets, it may not be able to identify and acquire suitable assets and businesses.

 CMGI depends on certain important employees, and the loss of any of those employees may harm CMGI's business.

   CMGI's performance is substantially dependent on the performance of its executive officers and other key employees, in particular, David S. Wetherell, its chairman, president, and chief executive officer, Andrew J. Hajducky III, its executive vice president, chief financial officer and treasurer, and David Andonian, its president, corporate development. The familiarity of these individuals with the Internet industry makes them especially critical to CMGI's success. In addition, CMGI's success is dependent on its ability to attract, train, retain and motivate high quality personnel, especially for its management team. The loss of the services of any of CMGI's executive officers or key employees may harm its business. CMGI's success also depends on its continuing ability to attract, train, retain, and motivate other highly qualified technical and managerial personnel. Competition for such personnel is intense.

 In fiscal 1999 and the first three months of fiscal 2000, CMGI derived a significant portion of its revenues from a small number of customers and loss of any of those customers could significantly damage CMGI's business.

   During the fiscal year ended July 31, 1999, sales to Cisco Systems, Inc. accounted for 36% of CMGI's total revenues and 47% of CMGI's revenues from its fulfillment services segment. During the three months ended October 31, 1999, sales to Cisco accounted for 15.7% of CMGI's total revenues and 50.4% of CMGI's revenues from its fulfillment services segment. CMGI currently does not have any agreements with Cisco which obligate this customer to buy a minimum amount of products from CMGI or to designate CMGI as its sole supplier of any particular products or services. During the three months ended October 31, 1999, sales to DoubleClick, Inc. accounted for 16.6% of CMGI's total revenues and 24.1% of CMGI's revenues from its Internet segment. CMGI believes that it will continue to derive a significant portion of its operating revenues from sales to a small number of customers.

 CMGI's strategy of expanding its business through acquisitions of other businesses and technologies presents special risks.

   CMGI intends to continue to expand through the acquisition of businesses, technologies, products and services from other businesses. Acquisitions involve a number of special problems, including:

 .  difficulty integrating acquired        .  strain on managerial and
   technologies, operations, and             operational resources as
   personnel with the existing               management tries to oversee
   business;                                 larger operations;


 .  diversion of management attention      .  exposure to unforeseen
   in connection with both                   liabilities of acquired
   negotiating the acquisitions and          companies; and
   integrating the assets;

                                          .  the requirement to record
 .  potential issuance of securities          additional future operating costs
   in connection with the                    for the amortization of good will
   acquisition, which securities             and other intangible assets,
   dilute the holders of CMGI's              which amounts could be
   currently outstanding securities;         significant.

 .  the need to incur additional
   debt;

   CMGI may not be able to successfully address these problems. Moreover, CMGI's future operating results will depend to a significant degree on its ability to successfully manage growth and integrate acquisitions. In addition, many of CMGI's investments are in early-stage companies with limited operating histories and limited or no revenues. CMGI may not be able to successfully develop these young companies.

 Growing concerns about the use of "cookies" and data collection may limit CMGI's ability to develop user profiles.

   Web sites typically place small files of information commonly known as "cookies" on a user's hard drive, generally without the user's knowledge or consent. Cookie information is passed to the Web site through the Internet user's browser software. CMGI's technology currently uses cookies to collect information about an Internet user's movement through the Internet. Most of the currently available Internet browsers allow users to modify their browser settings to prevent cookies from being stored on their hard drive, and a small minority of users currently choose to do so. Users can also delete cookies from their hard drive at any time. Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies. If the use or effectiveness of cookies is limited, CMGI would likely have to switch to other technology that allows it to gather demographic and behavioral information. This could require significant reengineering time and resources, might not be completed in time to avoid negative consequences to CMGI's business, financial condition or results of operations, and might not be possible at all.

 If the United States or other governments regulate the Internet more closely, CMGI's business may be harmed.

   Because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as privacy, pricing, taxation and content. The enactment of any additional laws or regulations may impede the growth of the Internet and CMGI's Internet-related business and could place additional financial burdens on CMGI's business.

 To succeed, CMGI must respond to the rapid changes in technology and distribution channels related to the Internet.

   The markets for CMGI's Internet products and services are characterized by:

 .  rapidly changing technology;           .  shifting distribution channels;
                                             and


 .  evolving industry standards;
                                          . changing customer demands.

 .  frequent new product and service
   introductions;


   CMGI's success will depend on its ability to adapt to this rapidly evolving marketplace. CMGI may not be able to adequately adapt its products and services or to acquire new products and services that can compete successfully. In addition, CMGI may not be able to establish and maintain effective distribution channels.

 CMGI is subject to intense competition.

   The market for Internet products and services is highly competitive. Moreover, the market for Internet products and services lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in the market for Internet products and services may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with CMGI's products and services. In addition, many of CMGI's current and potential competitors have greater financial, technical, operational, and marketing resources. CMGI may not be able to compete successfully against these competitors in selling its goods and services. Competitive pressures may also force prices for Internet goods and services down and such price reductions may reduce CMGI's revenues.

 CMGI's strategy of selling assets of or investments in the companies that CMGI has acquired and developed presents risks.

   One element of CMGI's business plan involves raising cash for working capital for its Internet business by selling, in public or private offerings, some of the companies, or portions of the companies, that it has acquired and developed. Market and other conditions largely beyond CMGI's control affect:

 .  CMGI's ability to engage in such sales;

 .  the timing of such sales; and

 .  the amount of proceeds from such sales.

   As a result, CMGI may not be able to sell some of these assets. In addition, even if CMGI is able to sell, it may not be able to sell at favorable prices. If CMGI is unable to sell these assets at favorable prices, its business will be harmed.

 The value of CMGI's business may fluctuate because the value of some of its assets fluctuates.

   A portion of CMGI's assets includes the equity securities of both publicly traded and non-publicly traded companies. In particular, CMGI owns a significant number of shares of common stock of Chemdex Corporation, Critical Path, Inc., Engage Technologies, Inc., Hollywood Entertainment Corporation, Lycos, Inc., MotherNature.com, Inc., NaviSite, Inc., Pacific Century CyberWorks Limited, Silknet Software, Inc. and Yahoo!, Inc., which are publicly traded companies. The market price and valuations of the securities that CMGI holds in these and other companies may fluctuate due to market conditions and other conditions over which CMGI has no control. Fluctuations in the market price and valuations of the securities that CMGI holds in other companies may result in fluctuations of the market price of CMGI's common stock and may reduce the amount of working capital available to CMGI.

 CMGI's growth places strains on its managerial, operational and financial resources.

   CMGI's rapid growth has placed, and is expected to continue to place, a significant strain on its managerial, operational and financial resources. Further, as the number of CMGI's users, advertisers and other business partners grows, CMGI will be required to manage multiple relationships with various customers, strategic partners and other third parties. Further growth of CMGI or increase in the number of its strategic relationships will increase this strain on CMGI's managerial, operational and financial resources, inhibiting CMGI's ability to achieve the rapid execution necessary to successfully implement its business plan. In addition, CMGI's future success will also depend on its ability to expand its sales and marketing organization and its support organization commensurate with the growth of CMGI's business and the Internet.

 CMGI must develop and maintain positive brand name awareness.

   CMGI believes that establishing and maintaining its brand names is essential to expanding its Internet business and attracting new customers. CMGI also believes that the importance of brand name recognition will increase in the future because of the growing number of Internet companies that will need to differentiate themselves. Promotion and enhancement of CMGI's brand names will depend largely on CMGI's ability to provide consistently high-quality products and services. If CMGI is unable to provide high-quality products and services, the value of its brand names may suffer.

 CMGI's quarterly results may fluctuate widely.

   CMGI's operating results have fluctuated widely on a quarterly basis during the last several years, and CMGI expects to experience significant fluctuation in future quarterly operating results. Many factors, some of which are beyond CMGI's control, have contributed to these quarterly fluctuations in the past and may continue to do so. These factors include:

                                          .  specific economic conditions in
 .  demand for CMGI's products and            the Internet and direct marketing
   services;                                 industries; and


 .  payment of costs associated with       .  general economic conditions.
   CMGI's acquisitions, sales of
   assets and investments;

 .  timing of sales of assets;

 .  market acceptance of new products
   and services;

   The emerging nature of the commercial uses of the Internet makes predictions concerning CMGI's future revenues difficult. CMGI believes that period-to-period comparisons of its results of operations will not necessarily be meaningful and should not be relied upon as indicative of CMGI's future performance. It is also possible that in some future fiscal quarters, CMGI's operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of CMGI's common stock may decline.

 The price of CMGI's common stock has been volatile.

   The market price of CMGI's common stock has been, and is likely to continue to be, volatile, experiencing wide fluctuations. In recent years, the stock market has experienced significant price and volume fluctuations which have particularly impacted the market prices of equity securities of many companies providing Internet-related products and services. Some of these fluctuations appear to be unrelated or disproportionate to the operating performance of such companies. Future market movements may adversely affect the market price of CMGI's common stock.

 CMGI faces security risks.

   The secure transmission of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications on the Internet. Many factors may cause compromises or breaches of the security systems used by CMGI or other Internet sites to protect proprietary information, including advances in computer and software functionality or new discoveries in the field of cryptography. A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications and could negatively impact CMGI's business. Security breaches of the activities of CMGI, its customers and sponsors involving the storage and transmission of proprietary information, such as credit card numbers, may expose CMGI to a risk of loss or litigation and possible liability. CMGI cannot assure you that its security measures will prevent security breaches.

 Ownership of CMGI is concentrated.

   David S. Wetherell, CMGI's chairman, president, and chief executive officer, beneficially owned approximately 14% of CMGI's outstanding common stock as of January 5, 2000. As a result, Mr. Wetherell possesses significant influence over CMGI on matters, including the election of directors. Additionally, Compaq Computer Corporation and its wholly owned subsidiary, Digital Equipment Corporation, owned approximately 16.5% of CMGI's outstanding common stock as of January 5, 2000. The concentration of CMGI's share ownership may:

 .  delay or prevent a change in control of CMGI;

 .  impede a merger, consolidation, takeover or other business involving CMGI;
   or

 . discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of CMGI.

 CMGI's business will suffer if any of its products or systems, or the products or systems of third parties on which CMGI relies, experience year 2000 related problems.

   Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields need to accept four digit entries in order to distinguish 21st century dates from 20th century dates. CMGI's products and systems and those of third parties on whom CMGI relies may experience year 2000 related problems. If any equipment or software used in CMGI's business causes year 2000 related problems, CMGI may incur significant unanticipated expenses to remedy such problems.

   As of December 31, 1999, CMGI estimates it has incurred approximately $7.0 million in connection with year 2000 readiness efforts. Because of CMGI's recent acquisitions of a number of companies in varying stages of year 2000 compliance assessment, and unforeseeable year 2000 expenses, CMGI's year 2000 costs may exceed this estimate.

 CMGI relies on NaviSite for network connectivity.

   CMGI and many of its majority owned subsidiaries rely on NaviSite for network connectivity and hosting of servers. If NaviSite fails to perform such services, CMGI's internal business operations may be interrupted, and the ability of CMGI's majority owned subsidiaries to provide services to customers may also be interrupted. Such interruptions may have an adverse impact on the business and revenues of CMGI and its majority owned subsidiaries.

 The success of CMGI's global operations is subject to special risks and costs.

   CMGI has begun, and intends to continue, to expand its operations outside of the United States. This international expansion will require significant management attention and financial resources. CMGI's ability to expand its offerings of products and services internationally will be limited by the general acceptance of the Internet and intranets in other countries. In addition, CMGI has limited experience in such international activities. Accordingly, CMGI expects to commit substantial time and development resources to customizing its products and services for selected international markets and to developing international sales and support channels.

   CMGI expects that its export sales will be denominated predominantly in United States dollars. As a result, an increase in the value of the United States dollar relative to other currencies may make CMGI's products and services more expensive and, therefore, potentially less competitive in international markets. As CMGI increases its international sales, its total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

 CMGI could be subject to infringement claims.

   From time to time, CMGI has been, and expects to continue to be, subject to third party claims in the ordinary course of business, including claims of alleged infringement of intellectual property rights by CMGI. Any such claims may damage CMGI's business by:

 .  subjecting CMGI to significant liability for damages;

 .  resulting in invalidation of CMGI's proprietary rights;

 . being time-consuming and expensive to defend even if such claims are not meritorious; and

 .  resulting in the diversion of management's time and attention.

 CMGI may have liability for information retrieved from the Internet.

   Because materials may be downloaded from the Internet and subsequently distributed to others, CMGI may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury, or other theories based on the nature, content, publication and distribution of such materials.

 CMGI litigation.

   Neil Braun, the former president of iCast Corporation, a majority owned subsidiary of CMGI, filed a complaint in the United States District Court, Southern District of New York, on December 22, 1999 against CMGI, iCast, and David S. Wetherell, chief executive officer and chairman of CMGI, alleging certain claims arising out of the termination of Mr. Braun's employment with iCast. As set forth in the complaint, Mr. Braun is seeking, among other things, monetary damages in excess of $50 million and specific performance of certain contractual obligations that would require iCast to deliver to Mr. Braun an equity interest in iCast. On January 31, 2000, an answer to the complaint was filed on behalf of CMGI, iCast and Mr. Wetherell. CMGI plans to vigorously defend against these claims. If CMGI does not prevail in this proceeding, the outcome could adversely affect CMGI's financial condition and results of operations.

Risks Relating to Yesmail's Business

   Yesmail recently redirected its strategic focus and its recent operating results are not comparable to its results for prior periods.

   Yesmail was founded in 1995 as a supplier of a broad range of Internet marketing services and in late 1998 redirected its strategic focus to permission email. For the nine months ended September 30, 1999, permission email marketing services represented 74% of yesmail's revenue, compared to 14% in the nine months ended September 30, 1998. Accordingly, yesmail's operating results since the end of 1998 are not comparable to its results for prior periods. Yesmail cannot be certain that its business strategy will be successful.

   Yesmail has a history of losses and yesmail expects future losses.

   Yesmail incurred net losses of $2.2 million from its inception through December 31, 1998 and $10.4 million for the nine months ended September 30, 1999. As of September 30, 1999, yesmail had an accumulated deficit of $12.6 million. Yesmail expects to continue to incur net losses for the foreseeable future and negative cash flow from operations through at least the year 2000.

   Yesmail expects to significantly increase its operating expenses as a result of expanding its sales and marketing, product development and administrative operations and developing new strategic relationships to promote its future growth. As a result, yesmail will need to generate significant revenues to meet these increased expenses and to achieve profitability. If yesmail does achieve profitability, yesmail cannot be certain that it can sustain or increase profitability in the future.

   Yesmail's future operating results may fluctuate significantly and remain uncertain, which could negatively affect the value of your investment.

   Yesmail's operating results are difficult to predict. Yesmail's future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of yesmail common stock would likely decline, perhaps substantially. Factors that may cause fluctuations of yesmail's operating results include the following:

 .  seasonality of direct marketing        .  competitive developments;
   expenditures, which are typically
   higher in the second and fourth        .  demand for advertising on the
   quarters and lower in the first           Internet;
   and third quarters;
                                          .  changes in pricing policies and
 .  the level of market acceptance of         resulting margins;
   yesmail's products and services;
                                          .  changes in the growth rate of
 .  delays yesmail may encounter in           Internet usage;
   introducing new products and
   services;                              .  the growth rate of yesmail's
                                             network affiliates;

 .  changes in the mix of products         .  costs related to acquisitions of
   and services sold;                        technology or businesses; and

 .  changes in the mix of sales            .  economic conditions generally as
   channels through which products           well as those specific to the
   and services are sold;                    Internet and related industries.


   Yesmail expects that an increasing portion of its future revenues will be derived from permission email marketing products and services. The volume and timing of orders are difficult to predict because the market for yesmail's products is in its infancy and the sales cycle may vary substantially from customer to customer. Currently, yesmail's customer contracts are only for a limited period of time, typically lasting only days or weeks, which makes revenues in any quarter substantially dependent upon contracts entered into in that quarter. Yesmail's customers can terminate their contracts with yesmail on short notice without penalty. Moreover, yesmail's sales are expected to fluctuate due to seasonal or cyclical marketing campaigns. Yesmail expects that revenue growth in the first and third quarters of each year may be lower than revenue growth in the second and fourth quarters of that and the preceding year. Yesmail believes this trend may occur as a result of yesmail's customers' annual budgetary, purchasing and sales cycles. In addition, yesmail's sales cycle has varied from customer to customer and several customers have taken many months to evaluate yesmail's services before making their purchase decisions. To the extent significant revenues occur earlier than expected, yesmail's operating results for later quarters may not compare favorably with operating results from earlier quarters.

   Yesmail's success depends upon broad market acceptance of permission email marketing services and yesmail is uncertain if or when such market acceptance will occur.

   Yesmail does not know if its products and services will be successful. The growth of the Internet remains fairly recent and advertising on the Internet even more so. The Internet may not be accepted as a viable long-term commercial marketplace and medium of commerce for a number of reasons, including potentially inadequate development of necessary Internet infrastructure, government regulation or delayed development of enabling technologies and performance improvements. The market for permission email marketing services is in its infancy, and yesmail is not certain whether its target customers will widely adopt and deploy this technology. Even if they do so, they may not choose yesmail's products for technical, cost, support or other reasons. Adoption of permission email marketing services, particularly by those entities that have historically relied upon traditional means of direct marketing, such as telemarketing and direct mail, requires the broad acceptance of a new and substantially different approach to direct marketing. Yesmail believes that the promotion of the concept of permission email marketing will require it to engage in an intensive marketing and sales effort to educate prospective customers regarding the uses and benefits of yesmail's products and services. Enterprises that have already invested substantial resources in other advertising methods may be reluctant or slow to adopt yesmail's new approach.

   Yesmail's future growth also depends on the commercial success of yesmail's network and the products that comprise yesmail's network. These products include eTrack, eCampaign, eManage and eTarget. If yesmail's customers do not widely adopt and purchase its services, yesmail's business will suffer. Furthermore, the Internet advertising and permission email services market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If yesmail is unable to develop and introduce products or enhancements to its service offerings in a timely manner, yesmail may not be able to successfully compete.

   Competition in the market for Internet advertising and direct marketing is intense and could adversely affect yesmail's business.

   The market for Internet advertising and direct marketing is intensely competitive, rapidly changing and highly fragmented. Yesmail expects that competition will increase significantly in the near term because of the attention the Internet has received as a means of advertising and direct marketing and because there are no significant barriers to entry. Yesmail's primary long-term competitors may not have entered the market yet because yesmail's market is new. Competition could result in price reductions, changes in the way services are priced, reduced gross margin and loss of market share, any of which could cause yesmail's business to suffer.

   Many of yesmail's current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than yesmail does. Some of yesmail's potential competitors are among the largest and most well-capitalized companies in the world. In addition, some of yesmail's competitors may include website owners who own permission email lists. Yesmail expects to face competition from these and other competitors, including Internet portals, traditional list brokers, banner advertising managers, independent list managers, incentive-based subscriber lists and customer management and retention service companies.

   Yesmail's failure to develop and maintain its sales, marketing and support organization and relationships with its network partners and third party list managers would limit yesmail's growth.

   If yesmail fails to substantially develop its direct and indirect sales and marketing operations and its relations with its network partners, yesmail's growth will be limited. Yesmail's products and services require a sales effort targeted at several people within yesmail's prospective customers. Yesmail has recently expanded its direct sales force and plans to hire additional sales personnel. Yesmail might not be able to hire, train or retain the kind and number of sales and marketing personnel it is targeting because competition for qualified sales and marketing personnel is intense. In addition, yesmail will increasingly rely on advertising agencies and direct marketers to resell its products and services. If yesmail does not effectively manage or grow its sales and marketing channel, its business could suffer.

   Yesmail must continue to maintain and expand relationships with network partners who provide it with access to permission email lists. yesmail began to enter into agreements with its network partners in the first quarter of 1999. These contracts are generally for an initial term of one to three years, with an automatic annual renewal. Pursuant to these contracts, yesmail provides its network partners with resale and tracking services by selling direct marketers access to its lists, and its network partners receive a percentage of yesmail's revenue. Yesmail cannot be assured that the growth of its business as a result of entering into these agreements will be sufficient to meet yesmail's expectations for sales growth and profitability. In addition to yesmail's network partners, yesmail has reseller arrangements with third party list managers, under which they pay a fixed fee for the nonexclusive use of their list for a specific campaign. These third party list managers are not contractually obligated to provide yesmail with access to their lists. A majority of the email addresses that yesmail has access to through its proprietary list, its network partners and its list managers is currently comprised of addresses from list managers. If yesmail fails to maintain or grow its relationships with its network partners and third party list managers, yesmail's business could suffer.

   If yesmail is unable to manage its expected growth, yesmail's business will suffer.

   Yesmail's ability to successfully offer its products and services and implement its business plan in the rapidly evolving market for permission email marketing services requires an effective planning and management process. Yesmail continues to increase the scope of its operations and has grown its headcount substantially. These factors have placed, and yesmail's anticipated future operations will continue to place, a significant strain on its management systems and resources. Yesmail expects that it will need to continue to improve its operational and financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage its work force.

   Yesmail runs the risk of system failure that could adversely affect its business.

   The continuing and uninterrupted performance of yesmail's network is critical to its success. Direct marketers may become dissatisfied by any system failure that interrupts yesmail's ability to provide services to them, including failures affecting yesmail's ability to deliver marketing messages quickly and accurately to the targeted audience. Sustained or repeated system failures would reduce significantly the attractiveness of yesmail's solutions to its customers. Yesmail's business would suffer by any damage or failure that interrupts or delays its operations.

   Yesmail's operations depend on its ability to protect its computer systems against damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Substantially all of yesmail's operations and computer systems are located at a single leased facility in Vernon Hills, Illinois. The occurrence of any of the above factors affecting yesmail's ability to maintain uninterrupted system performance would harm its business. Despite network security measures, yesmail's servers are vulnerable to computer viruses and disruptions from unauthorized tampering with its computer systems. Yesmail does not carry business interruption insurance to compensate for losses that may occur as a result of any of these events. Despite precautions, unanticipated problems affecting yesmail's systems could cause interruptions in the delivery of yesmail's solutions in the future. Yesmail's data storage centers incorporate redundant systems, consisting of additional servers, but the primary system does not switch over to the backup system automatically.

   In addition, if yesmail's products and services or its customers are affected by problems associated with inaccurate calculations with respect to the year 2000, or if yesmail experiences reduced sales as potential customers divert resources to effect their own year 2000 compliance, yesmail's business will suffer. For a further discussion of year 2000 issues, please see yesmail's "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness Disclosure" of this proxy statement/prospectus.

   If yesmail is unable to adequately protect its intellectual property, yesmail's business will suffer.

   Yesmail's ability to successfully compete is substantially dependent upon its internally developed technology, which yesmail protects through a combination of copyright, trade secret and trademark law. yesmail has no issued patents or patent applications pending. However, yesmail may not be able to adequately protect its proprietary rights which may harm its business. Unauthorized parties may attempt to copy or otherwise obtain and use yesmail's products or technology. Policing unauthorized use of yesmail's products is difficult, and yesmail cannot be certain that the steps it has taken will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States.

   Yesmail's proprietary technology may be subject to infringement claims which could harm its business.

   There is a substantial risk of litigation regarding intellectual property rights in yesmail's industry. A successful claim of product infringement against yesmail and its failure or inability to license the infringed or similar technology could harm yesmail's business. From time to time, third parties have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to yesmail. Yesmail expects that its products may be increasingly subject to third party infringement claims as the number of competitors grows. Yesmail cannot be certain that third parties will not make future claims of infringement against it with respect to its products and technology. Any claims, with or without merit, could:

 .  be time consuming to defend;          .  result in an injunction which
                                            would prohibit yesmail from
                                            offering a particular product or
 .  result in costly litigation;             service; or

                                         .  require yesmail to enter into
 .  divert management's attention and        royalty or licensing agreements.
   resources;

 .  delay deliveries of products and
   services;

 .  require the payment of monetary
   damages which may be tripled if
   the infringement is found to be
   willful;

   Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

   Yesmail's business would suffer if it is unable to successfully integrate acquisitions of other companies or subscriber lists.

   From time to time, yesmail expects to evaluate opportunities to grow through acquisitions of, or investments in, complementary companies, products or technologies. If yesmail acquires a company, it could have difficulty in assimilating that company's personnel, operations, products or technology. In addition, the key personnel of the acquired company may decide not to work for yesmail. If yesmail makes acquisitions of products or technology, it could have difficulty in assimilating the acquired technology or products into its operations. These difficulties could disrupt yesmail's ongoing business, distract its management and employees and increase its expenses. Moreover, yesmail's profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets. Furthermore, yesmail may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to yesmail or its existing stockholders. If yesmail is unable to successfully address any of these risks, yesmail's business could be harmed.

   The loss of any of yesmail's executive officers or key personnel would likely have an adverse effect on yesmail's business.

   Yesmail needs to hire a significant number of additional sales, support, marketing and product development personnel to expand its business. If yesmail fails to attract qualified personnel or retain current employees, its revenues may not increase and could decline. Competition for these individuals is intense, and yesmail may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Yesmail's future success also depends upon the continued service of its executive officers and other key sales, marketing and support personnel. In addition, yesmail's products and technologies are complex and they are substantially dependent upon the continued service of its existing engineering personnel. Not all of yesmail's officers or key employees are bound by an employment agreement. Yesmail's relationships with these officers and key employees are at will. Moreover, yesmail does not have "key person" life insurance policies covering any of its employees.

   The failure of third parties to adequately provide required services and software could harm yesmail's business.

   Yesmail's business is dependent on third parties for:

 .  providing access to the Internet;      .  product development; and

 .  supporting yesmail's operations;       .  subscriber list management.

 .  computer programming;

   In the event yesmail's arrangements with these parties are terminated or these third parties do not adequately provide required services according to yesmail's schedule, cost and capability expectations, yesmail's business could suffer.

   In addition, yesmail licenses technology that is incorporated into its products from third parties. Any interruption in the supply or support of any licensed software could disrupt yesmail's operations and delay its sales, unless and until yesmail can replace the functionality provided by this licensed software. Because yesmail's products incorporate software developed and maintained by third parties, it depends on these third parties to deliver and support reliable products, enhance its current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes.

   Privacy concerns with respect to yesmail's products and services could negatively affect yesmail's business.

   Yesmail's technology collects and utilizes data derived from user activity in the yesmail network. Yesmail's network enables the use of personal profiles, in addition to other mechanisms, to deliver targeted marketing materials, to help compile demographic information and to limit the frequency with which an advertisement is shown to the user. The effectiveness of yesmail's technology and the success of yesmail's business could be limited by any reduction or limitation in the use of personal profiles. These personal profiles contain bits of information keyed to a specific server, file pathway or directory location that is stored in the user's hard drive. Personal profiles are placed on the user's hard drive without the user's knowledge or consent, but can be removed by the user at any time through the modification of the user's browser settings. In addition, currently available applications can be configured to prevent personal profiles from being stored on their hard drive. Some commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of personal profiles. In the event this occurs, yesmail's business would likely suffer.

   Government regulation and legal uncertainties of doing business on the Internet could negatively impact yesmail's business.

   Laws and regulations that apply to Internet communications, commerce and advertising are becoming more prevalent. These regulations could affect the cost of communicating on the Internet and negatively affect and demand for yesmail's direct marketing solutions or otherwise harm yesmail's business. Recently, the United States Congress enacted Internet legislation regarding children's privacy, copyright and taxation. A number of other laws and regulations may be adopted covering issues such as user privacy, pricing, acceptable content, taxation and quality of products and services. This legislation could hinder growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and direct marketing medium. In addition, the growing use of the Internet has burdened the existing telecommunications infrastructure and has caused interruptions in the telephone service. Telephone carriers have petitioned the government to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance carriers. The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of user information.

   The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws including those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Yesmail's business could suffer with the adoption or modification of laws or regulations relating to the Internet, or the application of existing laws to the Internet.

 Yesmail may face claims for activities of its customers which could harm yesmail's business.

   Yesmail's customers' promotion of their products and services may not comply with federal, state and local laws. A wide variety of laws and regulations govern the content of advertisements and regulate the sale of products and services. There is also uncertainty as to the application of these laws to the emerging world of advertising on the Internet. Yesmail cannot predict whether its role in facilitating these marketing activities would expose it to liability under these laws. Yesmail may face civil or criminal liability for unlawful advertising or other activities of yesmail's customers. If yesmail is exposed to this kind of liability, it could be required to pay substantial fines or penalties, redesign its business methods, discontinue some of its services or otherwise expend resources to avoid liability. Any costs incurred as a result of that liability or asserted liability could harm yesmail's business.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   CMGI and yesmail believe this proxy statement/prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of CMGI and yesmail, based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely," "potential" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of CMGI or yesmail set forth under:

 .  "Summary," "Selected Historical Condensed Consolidated and Unaudited Pro
   Forma Financial Information," "Risk Factors," "The Merger--Background of the Merger," "The Merger--CMGI's Reasons for the Merger," "The Merger--Yesmail's Reasons for the Merger; Recommendation of the Yesmail Board of Directors," "The Merger--Opinion of Financial Advisor to Yesmail," "Unaudited Pro Forma Condensed Combined Financial Statements," "Description of Yesmail's Business" and "Yesmail Management's Discussion and Analysis of Financial Condition and Results of Operations;" and

 . "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in CMGI's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference into this proxy statement/prospectus.

   Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of CMGI and/or yesmail may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

   For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 7. In addition to the risk factors and other important factors discussed elsewhere in the documents which are incorporated by reference into this proxy statement/prospectus, you should understand that the following important factors could affect the future results of CMGI and could cause results to differ materially from those suggested by the forward-looking statements:

                                          .  changes in United States and
 .  increased competitive pressures,          global financial and equity
   both domestically and                     markets, including significant
   internationally, including                interest rate fluctuations, which
   pressures that result from the            may increase the cost of external
   issuance of patents or other              financing for CMGI's operations,
   intellectual property to                  and currency fluctuations, which
   competitors of CMGI, which may            may negatively impact CMGI's
   affect sales of CMGI's services           reportable income;
   and impede CMGI's ability to
   maintain its market share and          .  changes in laws or regulations,
   pricing goals;                            including increased government
                                             regulation of the Internet and
 .  changes in United States, global          privacy related issues, third
   or regional economic conditions           party relations and approvals,
   which may affect sales of CMGI's          decisions of courts, regulators
   products and services and                 and governmental bodies which may
   increase costs associated with            adversely affect CMGI's business
   distributing such products;               or ability to compete;

 .  CMGI may encounter greater than        .  CMGI may be unable to retain
   expected costs and difficulties           certain customers of yesmail who
   related to combining yesmail's            may terminate their relationship
   technology with the technology of         with yesmail as a result of the
   CMGI's current network of                 merger because they deem
   Internet marketing and                    themselves competitors of CMGI;
   advertising companies;                    and

 .  other risks and uncertainties as
   may be detailed from time to time
   in CMGI's public announcements
   and Securities and Exchange
   Commission filings.

   This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

                 SELECTED HISTORICAL CONDENSED CONSOLIDATED AND
                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following tables present selected historical condensed consolidated financial information, selected unaudited pro forma condensed combined financial information and comparative per share data for CMGI and yesmail. This information has been derived from their respective financial statements and notes, certain of which are included or incorporated by reference in this proxy statement/prospectus.

     CMGI Selected Historical Condensed Consolidated Financial Information
                     (In thousands, except per share data)

   The following selected historical condensed consolidated financial information should be read in conjunction with CMGI's consolidated financial statements and related notes and with CMGI's "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are incorporated by reference in this proxy statement/prospectus. The consolidated statement of operations information for each of the years in the five year period ended July 31, 1999, and the three month periods ended October 31, 1999 and 1998 and the consolidated balance sheet data as of July 31, 1999, 1998, 1997, 1996 and 1995 and October 31, 1999 and 1998 have been derived from CMGI's consolidated financial statements. Historical results are not necessarily indicative of the results to be expected in the future. No cash dividends have been declared or paid on CMGI common stock.

                                                                                Unaudited
                                                                            Three months ended
                                   Fiscal Year ended July 31,                   October 31
                          ------------------------------------------------  -------------------
                            1999       1998      1997      1996     1995      1999       1998
                          ---------  --------  --------  --------  -------  ---------  --------
                                       (in thousands, except per share data)
Consolidated Statement
 of Operations Data
Net revenues............  $ 175,666  $ 81,916  $ 60,056  $ 17,735  $11,091  $ 123,731  $ 37,405
Cost of revenues........    168,830    72,740    34,866    11,215    7,259    108,173    35,543
Research and development
 expenses...............     22,253    19,108    17,767     5,412      --      20,188     5,308
In-process research and
 development expenses...      6,061    10,325     1,312     2,691      --         --        --
Selling, general and
 administrative
 expenses...............     89,071    46,909    45,777    16,812    2,722     99,858    14,573
Amortization of
 intangible assets and
 stock-based
 compensation...........     16,110     3,093     1,254       --       --     170,039     2,109
                          ---------  --------  --------  --------  -------  ---------  --------
Operating income
 (loss).................   (126,659)  (70,259)  (40,920)  (18,395)   1,110   (274,527)  (20,128)
Interest income
 (expense), net.........        269      (870)    1,749     2,691      225        171      (509)
Gains on issuance of
 stock by subsidiaries
 and affiliates.........    130,729    46,285       --     19,575      --      46,368    44,506
Other gains, net........    758,312    96,562    27,140    30,049    4,781     48,349    44,094
Other income (expense),
 net....................    (13,406)  (12,899)     (769)     (746)    (292)    21,492    (3,258)
Income tax benefit
 (expense)..............   (325,402)  (31,555)   (2,034)  (17,566)  (2,113)    40,735   (26,316)
                          ---------  --------  --------  --------  -------  ---------  --------
Income (loss) from
 continuing operations..    423,843    27,264   (14,834)   15,608    3,711   (117,412)   38,389
Discontinued operations,
 net of income tax......     52,397     4,640    (7,193)   (1,286)  24,504        --       (131)
                          ---------  --------  --------  --------  -------  ---------  --------
Net income (loss).......    476,240    31,904   (22,027)   14,322   28,215   (117,412)   38,258
Preferred stock
 accretion..............     (1,662)      --        --        --       --      (4,935)      --
                          ---------  --------  --------  --------  -------  ---------  --------
Net income (loss)
 available to common
 stockholders...........  $ 474,578  $ 31,904  $(22,027) $ 14,322  $28,215  $(122,347) $ 38,258
                          =========  ========  ========  ========  =======  =========  ========
Diluted earnings (loss)
 per share:
Income (loss) from
 continuing operations..  $    2.05  $   0.15  $  (0.10) $   0.10  $  0.03    $ (0.54) $   0.19
Discontinued
 operations.............       0.25      0.03     (0.05)    (0.01)    0.16
                          ---------  --------  --------  --------  -------  ---------  --------
Net income (loss).......  $    2.30    $ 0.18  $  (0.15) $   0.09  $  0.19  $   (0.54) $   0.19
                          =========  ========  ========  ========  =======  =========  ========
Shares used in computing
 diluted earnings (loss)
 per share..............    206,832   180,120   150,864   154,912  150,436    226,372   199,728
                          =========  ========  ========  ========  =======  =========  ========

                                                                            Unaudited
                                           July 31,                        October 31,
                         --------------------------------------------- -------------------
                            1999      1998     1997     1996    1995      1999      1998
                         ---------- -------- -------- -------- ------- ---------- --------
Consolidated Balance
 Sheet Data
Working capital......... $1,381,005 $ 12,784 $ 38,554 $ 72,009 $47,729 $1,681,638 $ 36,295
Total assets............  2,404,594  259,818  146,248  106,105  77,803  5,431,682  348,546
Long-term obligations...     34,867    5,801   16,754      514     415    264,796    5,483
Redeemable preferred
 stock..................    411,283      --       --       --      --     413,511      --
Stockholders' equity....  1,062,461  133,136   29,448   53,992  55,490  3,439,895  172,801

    Yesmail Selected Historical Condensed Consolidated Financial Information
                     (In thousands, except per share data)

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated statement of operations data for the period from April 7, 1995 through December 31, 1995 and the selected consolidated balance sheet data as of December 31, 1995 have been derived from yesmail's unaudited financial statements. The selected consolidated statement of operations data set forth below for the periods from January 1, 1996 to December 31, 1998 and the selected consolidated balance sheet data as of December 31, 1998 have been derived from yesmail's audited financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated results of operations data for the nine months ended September 30, 1998 and 1999 and the selected consolidated balance sheet data as of June 30, 1998 and 1999 are derived from unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of yesmail's management, contain all adjustments, consisting only of normal recurring adjustments necessary for the fair presentation of our consolidated operating results for such periods and its financial condition as of such date. The historical results are not necessarily indicative of results to be expected for any future period. The data has been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included on page 75 of this proxy statement/prospectus.

                             Unaudited
                            Period from
                             inception                                          Unaudited
                             (April 7,                                      Nine months ended
                           1995) through    Year ended December 31,           September 30,
                           December 31,  --------------------------------  --------------------
                               1995        1996       1997        1998       1998       1999
                           ------------- ---------  ---------  ----------  ---------- ---------
                                          (in thousands, except per share data)
Statement of Operations
 Data:
 Revenues.................    $   13       $   935  $   2,468    $  4,583   $  3,172   $  7,467
 Cost of revenues.........       --            293      1,090       2,703      1,925      5,302
                              ------     ---------  ---------  ----------  ---------  ---------
 Gross profit.............        13           642      1,378       1,880      1,247      2,165
 Operating expenses:
 Sales and marketing
  expenses................       --            292        960       1,751      1,019      6,586
 General and
  administrative
  expenses................        26           237        466         929        578      2,830
 Research and development
  costs...................       --            198        357         601        399      2,360
 Stock based
  compensation............       --            --         --          --         --         695
                              ------     ---------  ---------  ----------  ---------  ---------
  Total operating
   expenses...............        26           727      1,783       3,281      1,996     12,471
                              ------     ---------  ---------  ----------  ---------  ---------
 Loss from operations.......     (13)          (85)      (405)     (1,401)      (749)   (10,306)
 Interest expense.........       --             (4)       (18)        (45)       (26)      (123)
 Other income (expense)...       --            --         --         (250)       --         --
 Minority interest........       --              9          9         (10)       (20)       (34)
                              ------     ---------  ---------  ----------  ---------  ---------
 Net loss.................    $  (13)    $     (80)  $   (414)  $  (1,706) $    (795) $ (10,463)
                              ======     =========  =========  ==========  =========  =========
 Basic and diluted net
  loss per share (1)......    $ 0.00      $  (0.01)  $  (0.05) $    (0.22) $    (.14) $   (1.02)
                              ======     =========  =========  ==========  =========  =========
 Shares used in computing
  basic and diluted net
  loss per share(1).......     4,630         7,723      7,649       7,636      5,746     10,291
                              ======     =========  =========  ==========  =========  =========

                                                                   Unaudited
                                        December 31,             September 30,
                                  ----------------------------  ----------------
                                  1995  1996   1997     1998     1998     1999
                                  ----  ----  ------- --------  -------  -------
                                              (in thousands)
Consolidated Balance Sheet Data:
 Cash and cash equivalents......  $ 10  $  9  $    2  $     26  $    86  $34,780
 Working capital (deficit)......     4   (52)   (448)   (2,262)  (1,160)  29,412
 Total assets...................    27   200     284       643      550   39,654
 Capital lease obligations, less
  current portion...............          12      18       153      109      689
 Stockholders' equity
  (deficit).....................   (13)  (38)   (347)   (2,053)  (1,107)  30,767

--------
(1) Computed by dividing loss attributable to common stockholders by shares used in basic and diluted net loss per share. See Note 3 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss per share.

     Selected Unaudited Pro Forma Condensed Combined Financial Information

   On August 18, 1999, CMGI acquired an 81.495% equity stake in the former AltaVista division of Digital Equipment Corporation, referred to as the AltaVista Business, from Compaq Computer Corporation and its wholly-owned subsidiary, Digital Equipment Corporation. Consideration for the acquisition was valued at approximately $2.4 billion, including $4 million of direct costs of the acquisition. The AltaVista Business includes the assets and liabilities constituting the AltaVista Internet search service, referred to as AltaVista Search, which was a division of Digital, and also includes former Compaq/Digital wholly-owned subsidiaries Zip2 Corporation and Shopping.com. In consideration for the acquisition, CMGI issued 37,989,950 shares of its common stock valued at approximately $1.8 billion, 18,090.45 shares of its Series D Preferred Stock (which were converted into 3,618,090 shares of CMGI common stock in October 1999) valued at approximately $173 million and promissory notes with an aggregate principal amount of $220 million. Additionally, AltaVista Business and CMGI stock options issued in the transaction, valued at approximately $175 million and $4 million, respectively, have been included in CMGI's purchase consideration.

   On January 14, 2000, CMGI acquired Flycast Communications Corporation for consideration approximately valued at $903 million, consisting of: approximately 14.5 million shares of CMGI common stock valued at approximately $711 million, options and warrants to purchase CMGI common stock valued at approximately $171 million and direct acquisition costs of approximately $21 million. The acquisition related costs consist primarily of investment banker, legal and accounting fees incurred by CMGI in the acquisition of Flycast. On January 19th, CMGI announced that it had entered into a definitive agreement to sell Flycast and Adsmart, also a majority-owned subsidiary of CMGI, to Engage Technologies, Inc., a majority-owned subsidiary of CMGI. The transaction is expected to close in May 2000. Upon consummation of this sale, a portion of the net assets of both Flycast and AdSmart will be attributed to the minority interests of Engage Technologies, Inc.'s outside shareholders.

   On December 14, 1999, CMGI entered into the merger agreement with yesmail for consideration preliminarily valued at $671 million, consisting of: CMGI common stock valued at approximately $555 million, options and warrants to purchase CMGI common stock valued at approximately $110 million and estimated direct acquisition costs of $6 million. Since the acquisition has not yet been completed, the actual consideration for the acquisition of yesmail can not yet be determined. For the purpose of the pro forma financial information included herein, the number of shares of CMGI common stock assumed issued in the acquisition of yesmail is approximately 5.1 million. This amount is based on the number of shares of yesmail common stock outstanding as of December 14, 1999, the date the parties entered into the merger agreement. Similarly, the estimated value of the options and warrants to purchase CMGI common stock to be issued in the acquisition of yesmail is based on the outstanding options and warrants to purchase yesmail common stock as of December 14, 1999. The actual number of CMGI common shares, stock options and warrants to be issued will be based on the actual outstanding yesmail common shares, stock options and warrants as of the completion of the merger. The estimated acquisition related costs consist primarily of investment banker, legal and accounting fees to be incurred by CMGI directly related to the acquisition of yesmail.

   The following pro forma unaudited combined condensed financial statements give effect to CMGI's acquisitions of the AltaVista Business, Flycast and yesmail, each of which have been or will be accounted for under the purchase method of accounting. The unaudited pro forma condensed combined statements of operations for the three months ended October 31, 1999 and the year ended July 31, 1999 give effect to the acquisitions of the AltaVista Business, Flycast and yesmail by CMGI as if each had occurred on August 1, 1998. The pro forma statement of operations for the three months ended October 31, 1999 is based on historical results of operations of CMGI for the three months ended October 31, 1999 (which include the results of the AltaVista Business from August 19, 1999 through October 31, 1999), the historical results of operations of Flycast and yesmail for the three months ended September 30, 1999 and the historical results of operations for the AltaVista Business for the period from August 1, 1999 through August 18, 1999. The pro forma statement of operations for the twelve months ended July 31, 1999 is based on historical results of operations of CMGI for the twelve months ended July 31, 1999, the historical results of operations of Flycast and yesmail for the twelve months ended June 30, 1999 and the historical results of operations of the components of the AltaVista Business as follows: the carve-out historical results of AltaVista Search and the historical results of Zip2 Corporation for the twelve months ended June 30, 1999 and the historical results of Shopping.com for the twelve months ended July 31, 1999. The unaudited pro forma condensed combined balance sheet as of October 31, 1999 gives effect to the acquisitions of Flycast and yesmail as if these transactions had occurred on that date. The pro forma balance sheet is based on the historical balance sheet of CMGI as of October 31, 1999 and the historical balance sheets of Flycast and yesmail as of September 30, 1999. The following pro forma financial information, consisting of the pro forma statements of operations, the pro forma balance sheet and the accompanying notes, should be read in conjunction with and are qualified by the historical financial statements and notes of CMGI, which are incorporated by reference in this pro forma financial information.

   The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated company after the acquisitions of the AltaVista Business, Flycast and yesmail, or of the financial position or results of operations of the consolidated company that would have actually occurred had the acquisitions of the AltaVista Business, Flycast and yesmail been effected as of the dates described above.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                October 31, 1999
                                 (In thousands)

                                             Pro Forma                      Pro Forma  Pro Forma
                                            Adjustments                    Adjustments     As
                            CMGI    Flycast     (A)      Subtotal  yesmail     (A)      Adjusted
                         ---------- ------- ----------- ---------- ------- ----------- ----------
Assets
Cash and cash
 equivalents............ $  705,001 $14,221  $    --    $  719,222 $34,780  $    --    $  754,002
Available-for-sale
 securities.............  1,776,641  57,195       --     1,833,836     --        --     1,833,836
Other current assets....    145,132  13,338       --       158,470   2,831       --       161,301
                         ---------- -------  --------   ---------- -------  --------   ----------
  Total current assets..  2,626,774  84,754       --     2,711,528  37,611       --     2,749,139
Goodwill and other
 intangible assets, net
 of accumulated
 amortization...........  2,512,031     --    854,199    3,366,230     413   649,234    4,015,877
Other non-current
 assets.................    292,877   9,921       --       302,798   1,630       --       304,428
                         ---------- -------  --------   ---------- -------  --------   ----------
  Total assets.......... $5,431,682 $94,675  $854,199   $6,380,556 $39,654  $649,234   $7,069,444
                         ========== =======  ========   ========== =======  ========   ==========
Liabilities and
 stockholders' equity
Deferred income taxes... $  587,029 $   --   $    --    $  587,029 $   --   $    --    $  587,029
Other current
 liabilities............    358,107  18,461    45,000      421,568   8,199    15,000      444,767
                         ---------- -------  --------   ---------- -------  --------   ----------
Total current
 liabilities............    945,136  18,461    45,000    1,008,597   8,199    15,000    1,031,796
Non-current
 liabilities............    280,040   3,413       --       283,453     689       --       284,142
Minority interest.......    353,100     --        --       353,100     --        --       353,100
Convertible, redeemable
 preferred stock........    413,511     --        --       413,511     --        --       413,511
Stockholders' equity....  3,439,895  72,801   809,199    4,321,895  30,766   634,234    4,986,895
                         ---------- -------  --------   ---------- -------  --------   ----------
  Total liabilities and
   stockholders'
   equity............... $5,431,682 $94,675  $854,199   $6,380,556 $39,654  $649,234   $7,069,444
                         ========== =======  ========   ========== =======  ========   ==========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      Three Months Ended October 31, 1999
                     (In thousands, except per share data)

                                       AltaVista
                                        Business
                                    (August 1, 1999                                                                Pro Forma
                                        through                Pro Forma                             Pro Forma        As
                           CMGI     August 18, 1999) Flycast  Adjustments    Subtotal      yesmail  Adjustments    Adjusted
                         ---------  ---------------- -------  -----------    ---------     -------  -----------    ---------
Net revenues...........  $ 123,731      $  7,198     $12,531   $    --       $ 143,460     $ 3,825   $    --       $ 147,285
Operating expenses:
 Cost of revenues......    108,173         4,104       8,592        --         120,869       2,824        --         123,693
 Research and
  development..........     20,188         1,891       2,576        --          24,655         937        --          25,592
 Selling...............     72,501         7,361       5,981        --          85,843       3,485        --          89,328
 General and
  administrative.......     27,357         2,400       2,481        --          32,238       1,009        --          33,247
 Amortization of
  intangible assets and
  stock-based
  compensation.........    170,039        30,117         365     26,337 (B)    282,126         521     54,100 (J)    336,747
                                                                 71,183 (C)
                                                                (15,915)(D)
                         ---------      --------     -------   --------      ---------     -------   --------      ---------
 Total operating
  expenses.............    398,258        45,873      19,995     81,605        545,731       8,776     54,100        608,607
                         ---------      --------     -------   --------      ---------     -------   --------      ---------
Operating loss.........   (274,527)      (38,675)     (7,464)   (81,605)      (402,271)     (4,951)   (54,100)      (461,322)
Other income (expense):
 Interest income
  (expense), net.......        171           (35)       (309)    (1,139)(E)     (1,312)        (37)       --          (1,349)
 Equity in losses of
  affiliates...........     (1,796)          --          --                     (1,796)        --         --          (1,796)
 Minority interest.....     23,288           --          --       4,298 (F)     27,586         --         --          27,586
 Non-operating gains,
  net..................     94,717           --          --                     94,717         --         --          94,717
                         ---------      --------     -------   --------      ---------     -------   --------      ---------
                           116,380           (35)       (309)     3,159        119,195         (37)       --         119,158
                         ---------      --------     -------   --------      ---------     -------   --------      ---------
Loss from continuing
 operations before
 income taxes..........   (158,147)      (38,710)     (7,773)   (78,446)      (283,076)     (4,988)   (54,100)      (342,164)
Income tax benefit.....    (40,735)          --          --     (17,545)(G)    (58,280)        --      (1,563)(K)    (59,843)
                         ---------      --------     -------   --------      ---------     -------   --------      ---------
Loss from continuing
 operations............   (117,412)      (38,710)     (7,773)   (60,901)      (224,796)     (4,988)   (52,537)      (282,321)
Preferred stock
 accretion and
 amortization of
 discount..............     (4,935)          --          --         --          (4,935)        --         --          (4,935)
                         ---------      --------     -------   --------      ---------     -------   --------      ---------
Loss from continuing
 operations available
 to common
 stockholders..........  $(122,347)     $(38,710)    $(7,773)  $(60,901)     $(229,731)    $(4,988)  $(52,537)     $(287,256)
                         =========      ========     =======   ========      =========     =======   ========      =========
 Basic loss from
  continuing operations
  per share............  $   (0.54)                                          $   (0.91)(I)                         $   (1.12)
                         =========                                           =========                             =========
 Diluted loss from
  continuing operations
  per share............  $   (0.54)                                          $   (0.91)(I)                         $   (1.12)
                         =========                                           =========                             =========
Shares used in
 computing loss from
 continuing operations
 per share:
 Basic.................    226,372                                             251,354 (I)                           256,443 (L)
                         =========                                           =========                             =========
 Diluted...............    226,372                                             251,354 (I)                           256,443 (L)
                         =========                                           =========                             =========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                       Twelve Months Ended July 31, 1999
                     (In thousands, except per share data)

                                   AltaVista             Pro Forma                               Pro Forma      Pro Forma
                          CMGI     Business   Flycast   Adjustments     Subtotal       yesmail  Adjustments    As Adjusted
                        ---------  ---------  --------  -----------    -----------     -------  -----------    -----------
Net revenues..........  $ 175,666  $  97,838  $ 18,596   $     --      $   292,100     $ 6,179   $     --      $   298,279
Operating expenses:
 Cost of revenues.....    168,830     64,155    12,901         --          245,886       4,038         --          249,924
 Research and
  development.........     22,253     27,105     4,760         --           54,118       1,747         --           55,865
 In-process research
  and development.....      6,061        --        --          --            6,061         --          --            6,061
 Selling..............     45,505     79,210    12,309         --          137,024       4,175         --          141,199
 General and
  administrative......     43,566     31,823     3,540         --           78,929       2,331         --           81,260
 Amortization of
  intangible assets
  and stock-based
  compensation........     16,110    171,925     1,786     682,337 (B)   1,146,199         211     216,549 (J)   1,362,959
                                                           284,733 (C)
                                                           (10,692)(D)
                        ---------  ---------  --------   ---------     -----------     -------   ---------     -----------
 Total operating
  expenses............    302,325    374,218    35,296     956,378       1,668,217      12,502     216,549       1,897,268
                        ---------  ---------  --------   ---------     -----------     -------   ---------     -----------
Operating loss........   (126,659)  (276,380)  (16,700)   (956,378)     (1,376,117)     (6,323)   (216,549)     (1,598,989)
Other income
 (expense):
 Interest income
  (expense), net......        269     (7,555)      (39)    (23,100)(E)     (30,425)       (133)        --          (30,558)
 Equity in losses of
  affiliates..........    (15,737)       --        --                      (15,737)        --          --          (15,737)
 Minority interest....      2,331        --        --       76,698 (F)      79,029         (35)        --           78,994
 Non-operating gains,
  net.................    889,041        --        --                      889,041        (230)        --          888,811
                        ---------  ---------  --------   ---------     -----------     -------   ---------     -----------
                          875,904     (7,555)      (39)     53,598         921,908        (398)        --          921,510
                        ---------  ---------  --------   ---------     -----------     -------   ---------     -----------
Income (loss) from
 continuing operations
 before income taxes..    749,245   (283,935)  (16,739)   (902,780)       (454,209)     (6,721)   (216,549)       (677,479)
Income tax expense
 (benefit)............    325,402        --          2    (295,352)(G)      30,052         --       (2,279)(K)      27,773
                        ---------  ---------  --------   ---------     -----------     -------   ---------     -----------
Income (loss) from
 continuing
 operations...........    423,843   (283,935)  (16,741)   (607,428)       (484,261)     (6,721)   (214,270)       (705,252)
Preferred stock
 accretion............     (1,662)       --       (998)        998 (H)      (1,662)        --          --           (1,662)
                        ---------  ---------  --------   ---------     -----------     -------   ---------     -----------
Income (loss) from
 continuing operations
 available to common
 stockholders.........  $ 422,181  $(283,935) $(17,739)  $(606,430)    $  (485,923)    $(6,721)  $(214,270)    $  (706,914)
                        =========  =========  ========   =========     ===========     =======   =========     ===========
 Basic earnings (loss)
  from continuing
  operations per
  share...............  $    2.26                                      $     (2.01)(I)                         $     (2.86)(L)
                        =========                                      ===========                             ===========
 Diluted earnings
  (loss) from
  continuing
  operations per
  share...............  $    2.05                                      $     (2.01)(I)                         $     (2.86)(L)
                        =========                                      ===========                             ===========
Shares used in
 computing earnings
 (loss) from
 continuing operations
 per share:
 Basic................    186,532                                          241,938 (I)                             247,027 (L)
                        =========                                      ===========                             ===========
 Diluted..............    206,832                                          241,938 (I)                             247,027 (L)
                        =========                                      ===========                             ===========

   Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(1) Pro Forma Adjustments and Assumptions

    (A) CMGI completed its acquisition of an 81.495% equity stake in the AltaVista Business for consideration valued at approximately $2.4 billion on August 18, 1999. Accordingly, the assets and liabilities of the AltaVista Business are included in CMGI's consolidated balance sheet as of October 31, 1999 and no pro forma adjustments are necessary to the pro forma balance sheet related to the acquisition of the AltaVista Business. The following represents the allocation of the purchase price for CMGI's acquisition of the AltaVista Business over 81.495% of the fair values of the acquired assets and assumed liabilities of the AltaVista Business as of August 18, 1999:

      (in thousands)
      Working capital deficit, including cash acquired............. $  (39,604)
      Other non-current assets.....................................     62,979
      Non-current liabilities......................................     (2,733)
      Goodwill and other intangible assets.........................  2,368,129
                                                                    ----------
      Purchase price............................................... $2,388,771
                                                                    ==========

   The purchase price allocation for the acquisition of the AltaVista Business is preliminary and is subject to adjustment upon finalization of the purchase accounting.

   The pro forma financial information also reflects the acquisition of Flycast for consideration approximately valued at $903 million.

   The pro forma financial information also reflects the pending acquisition of yesmail for consideration preliminarily valued at $671 million. Since the acquisition has not yet been completed, the actual consideration for the acquisition of yesmail can not yet be determined. For the purpose of the pro forma financial information, the number of shares of CMGI common stock assumed issued in the acquisition of yesmail is approximately 5.1 million. This amount is based on the number of shares of yesmail common stock outstanding as of December 14, 1999, the date the parties entered into the merger agreement. Similarly, the estimated value of the options to purchase CMGI common stock to be issued in the acquisition of yesmail is based on the outstanding options to purchase yesmail common stock as of December 14, 1999. The actual number of CMGI common shares, stock options and warrants to be issued will be based on the actual outstanding yesmail common shares, stock options and warrants as of the completion of the merger. The estimated acquisition related costs consist primarily of investment banker, legal and accounting fees to be incurred directly related to the acquisition of yesmail.

   The following represents the allocation of the purchase price for CMGI's acquisition of Flycast and the allocation of the estimated purchase price for CMGI's pending acquisition of yesmail over the historical net book values of the acquired assets and assumed liabilities of Flycast and yesmail as of the date of the pro forma balance sheet, and is for illustrative purposes only. The actual purchase price allocations will be based on fair values of the acquired assets and assumed liabilities as of the actual acquisition dates. Assuming the transactions occurred on October 31, 1999, the allocations for the acquisition of Flycast and yesmail would have been as follows:

                                                             Flycast   yesmail
      (in thousands)                                         --------  --------
      Working capital, including cash acquired.............. $ 42,293  $ 20,412
      Other non-current assets..............................    9,921     1,630
      Non-current liabilities...............................   (3,413)     (689)
      Goodwill and other intangible assets..................  854,199   649,647
                                                             --------  --------
      Purchase price........................................ $903,000  $671,000
                                                             ========  ========

   The pro forma adjustments reconcile the historical balance sheets of Flycast and yesmail to the allocated purchase prices above and includes the accrual of approximately $21.0 million and $6.0 million of estimated acquisition costs incurred by CMGI related to the acquisitions of Flycast and yesmail, respectively. Flycast working capital, including cash acquired, of $42.3 million is equal to the historical balance sheet amount less a pro forma accrual of $24 million, representing the acquisition costs incurred directly by Flycast. Yesmail working capital, including cash acquired, of $20.4 million is equal to the historical balance sheet amount less a pro forma accrual of $9 million, representing the acquisition costs estimated to be incurred directly by yesmail.

    (B) The pro forma adjustments include an incremental $38.2 million and $789.4 million in amortization of goodwill and other intangible assets (per the allocation in "(A)" above) that would have been recorded during the three months ended October 31, 1999 and the twelve months ended July 31, 1999 related to the acquisition of the AltaVista Business. The amounts identified as goodwill and other intangible assets in CMGI's acquisition of the AltaVista Business are being amortized on a straight-line basis over a three-year period. The adjustment amounts also include a net reduction of $11.9 million and $107.0 million in amortization of goodwill and other intangible assets for the three months ended October 31, 1999 and the twelve months ended July 31, 1999, respectively. These amounts relate to the reduction in historical amortization expense to reflect only the 18.505% carry-over basis in the historical goodwill and other intangible assets of the AltaVista Business. The historical financial statements of the AltaVista Business represented in the pro forma statement of operations include amortization of goodwill and other intangible assets relating to Compaq's acquisition of Digital in June 1998 and Compaq/Digital's acquisitions of Shopping.com and Zip2 Corporation in January 1999 and April 1999, respectively.

    (C) The pro forma adjustments represent amortization of goodwill and other intangible assets (per the allocation in "(A)" above) that would have been recorded during the periods covered by the pro forma statements of operations related to the acquisition of Flycast.

   The pro forma adjustments are based on the assumption that the entire amounts identified as goodwill and other intangible assets in CMGI's acquisition of Flycast will be amortized on a straight-line basis over a three-year period. The purchase price accounting, including the valuation of intangible assets, is preliminary and is subject to adjustment upon finalization of the purchase accounting. When the purchase accounting is completed, certain amounts identified as intangible assets may be amortized over periods other than the three-year period represented in the pro forma statement of operations. Additionally, a portion of the purchase price may be identified as in-process research and development. This amount, if any, will be charged to operating results in CMGI's fiscal year 2000 financial statements when the purchase accounting and valuation amounts are finalized. The pro forma statements of operations do not give effect to any potential in-process research and development charge related to the acquisition of Flycast.

    (D) The pro forma adjustments relate to stock-based compensation charges recorded in the historical financial statements of the AltaVista Business and Flycast. The value of the stock options to which these charges related are included in the calculation of the purchase consideration. Accordingly, on a pro forma basis, these expenses have been eliminated.

    (E) The pro forma adjustments reflect the incremental interest expense that would have been recorded by CMGI related to the $220 million of aggregate principal amounts of notes payable issued in the acquisition of the AltaVista Business. The notes bear interest at an annual rate of 10.5%.

    (F) The pro forma adjustment reflects the 18.505% minority interest in the results of operations of the AltaVista Business assuming that CMGI's acquisition of 81.495% of the AltaVista Business occurred on August 1, 1998.

    (G) The pro forma adjustments reflect the income tax benefit that would have been recorded by CMGI in its consolidated statements of operations related to the AltaVista Business' and Flycast's historical losses for the comparable periods presented and the income tax effect, if any, of the other pre-tax pro forma adjustments. The pro forma adjustments assume that CMGI would recognize a federal tax benefit for the amortization of goodwill and other intangible assets related to the acquisition of the AltaVista Business, but would not recognize a federal tax benefit for the amortization of goodwill and other intangible assets related to the acquisition of Flycast. The pro forma adjustments also assume that CMGI would record a valuation allowance for all state tax benefits associated with the AltaVista Business and Flycast. Actual effective tax rates may differ from pro forma rates reflected in this pro forma financial information.

    (H) The pro forma adjustment reflects the elimination of preferred stock accretion recorded in Flycast's historical financial statements. Assuming the acquisition of Flycast occurred on August 1, 1998, the preferred stock, to which this accretion relates, would not have been outstanding during the period covered by the pro forma statement of operations.

    (I) Since the pro forma statements of operations each result in a loss from continuing operations, the pro forma basic and diluted loss from continuing operations per common share are computed by dividing the loss from continuing operations available to common stockholders by the weighted average number of common shares outstanding. The calculations of the weighted average number of common shares outstanding assume that the 37,889,950 shares of CMGI's common stock issued in the acquisition of the AltaVista Business and the 14.5 million shares of CMGI's common stock issued in the acquisition of Flycast were outstanding for the entire period. The calculations of the weighted average number of common shares outstanding also assume that the 18,090.45 shares of CMGI's Series D preferred stock were converted into 3,618,090 shares of CMGI common stock on October 11, 1998 (the 71st day after the assumed acquisition date of August 1, 1998) and that such common shares were outstanding for the entire period thereafter. The Series D preferred shares were converted into common stock on October 28, 1999 (the 71st day after the actual acquisition date of August 18, 1999).

    (J) The pro forma adjustments represent amortization of goodwill and other intangible assets (per the allocation in "(A)" above) that would have been recorded during the periods covered by the pro forma statements of operations related to the acquisition of yesmail.

   The pro forma adjustments are based on the assumption that the entire amounts identified as goodwill and other intangible assets in CMGI's acquisition of yesmail will be amortized on a straight-line basis over a three-year period. The valuation of the actual intangible assets will not be completed until the acquisition of yesmail is complete. When completed, certain amounts identified as intangible assets may be amortized over periods other than the three-year period represented in the pro forma statement of operations. Additionally, a portion of the purchase price may be identified as in-process research and development. This amount, if any, will be charged to operating results in CMGI's fiscal year 2000 financial statements when the acquisition accounting and valuation amounts are finalized. The pro forma statements of operations do not give effect to any potential in-process research and development charge related to the acquisition of yesmail.

    (K) The pro forma adjustments reflect the income tax benefit that would have been recorded by CMGI in its consolidated statements of operations related to yesmail's historical loss for the comparable periods presented and the income tax effect, if any, of the other pre-tax pro forma adjustments. The pro forma adjustments assume that CMGI would not recognize a federal tax benefit for the amortization of goodwill and other intangible assets related to the acquisition of yesmail. The pro forma adjustments also assume that CMGI would record a valuation allowance for all state tax benefits associated with yesmail. Actual effective tax rates may differ from pro forma rates reflected in this pro forma financial information.

    (L) Since the pro forma statements of operations each result in a loss from continuing operations, the pro forma basic and diluted loss from continuing operations per common share are computed by dividing the loss from continuing operations available to common stockholders by the weighted average number of common shares outstanding. The calculations of the weighted average number of common shares outstanding assume that the 37,889,950 shares of CMGI's common stock issued in the acquisition of the AltaVista Business, the 14.5 million shares issued in the acquisition of Flycast and the 5.1 million shares of CMGI's common stock estimated to be issued in the acquisition of yesmail, were outstanding for the entire period. The calculations of the weighted average number of common shares outstanding also assume that the 18,090.45 shares of CMGI's Series D preferred stock were converted into 3,618,090 shares of CMGI common stock on October 11, 1998 (the 71st day after the assumed acquisition date of August 1, 1998) and that such common shares were outstanding for the entire period thereafter. The Series D preferred shares were converted into common stock on October 28, 1999 (the 71st day after the actual acquisition date of August 18, 1999).

                                CMGI and yesmail
     Selected Unaudited Pro Forma Condensed Combined Financial Information
                     (In thousands, except per share data)

                                                  Three Months
                                                     Ended        Year Ended
                                                October 31, 1999 July 31, 1999
                                                ---------------- -------------
Pro Forma Condensed Combined Statement of
 Operations Data:
Net revenue....................................    $ 147,285      $   298,279
Operating loss.................................     (461,322)      (1,598,989)
Loss from continuing operations available to
 common stockholders...........................     (287,256)        (706,914)
Loss from continuing operations per share--
 basic and diluted.............................        (1.12)           (2.86)


                                                              October 31, 1999
                                                              ----------------
Pro Forma Condensed Combined Balance Sheet Data:
Working capital..............................................    $1,717,343
Total assets.................................................     7,069,444
Long-term obligations and convertible, redeemable preferred
 stock.......................................................       678,996
Stockholders' equity.........................................     4,986,895

                           COMPARATIVE PER SHARE DATA

   The following table summarizes certain unaudited per share information for CMGI and yesmail on a historical, pro forma combined and equivalent pro forma combined basis. The following information should be read in conjunction with the audited consolidated financial statements of CMGI and yesmail, the unaudited interim consolidated financial statements of CMGI and yesmail, the selected historical condensed consolidated financial data and the unaudited pro forma condensed combined financial information included elsewhere or incorporated by reference herein, including the forms 8-K and 8-K/A filed by CMGI related to its August 18, 1999 acquisition of Alta Vista and its January 14, 2000 acquisition of Flycast. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisitions of Alta Vista, Flycast and yesmail had been consummated as of the beginning of the respective periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The historical book value per share is computed by dividing total stockholders' equity by the number of common shares outstanding at the end of the period. The pro forma per share loss from continuing operations is computed by dividing the pro forma loss from continuing operations by the pro forma weighted average number of shares outstanding. The pro forma combined book value per share is computed by dividing total pro forma stockholders' equity by the pro forma number of common shares outstanding at the end of the period. The yesmail equivalent pro forma combined per share amounts are calculated by multiplying the CMGI pro forma combined per share amounts by the common stock exchange ratio of 0.2504.

                                                                Three months
                                                 Year ended        ended
                                                July 31, 1999 October 31, 1999
                                                ------------- ----------------
CMGI
----
Historical Per Common Share Data:
Income from continuing operations--basic.......    $ 2.26          $(0.54)
Income from continuing operations--diluted.....      2.05           (0.54)
Book value.....................................      5.56           14.50

Pro Forma Combined Per Common Share Data:
Loss from continuing operations--basic and
 diluted.......................................    $(2.86)         $(1.12)
Book value.....................................                     19.41

Yesmail
-------
Historical Per Common Share Data:
Loss from continuing operations--basic and
 diluted.......................................    $(0.65)         $(0.25)
Book value.....................................      0.07            1.48

Equivalent Pro Forma Combined Per Common Share
 Data:
Loss from continuing operations--basic and
 diluted.......................................    $(0.72)         $(0.28)
Book value.....................................                      4.86

                            MARKET PRICE INFORMATION

CMGI Market Price Information

   CMGI common stock has traded on the Nasdaq National Market under the symbol "CMGI" since January 25, 1994.

   The table below sets forth, for the periods indicated, the high and low sale prices of CMGI common stock as reported on the Nasdaq National Market, as adjusted for 2-for-1 stock splits effected on each of May 11, 1998, January 11, 1999, May 27, 1999 and January 11, 2000.

                                                                      CMGI
                                                                  Common Stock
                                                                 --------------
                                                                  High    Low
                                                                 ------- ------
Fiscal 1998
Quarter ended October 31, 1997.................................. $  1.78 $ 0.92
Quarter ended January 31, 1998.................................. $  2.32 $ 1.20
Quarter ended April 30, 1998.................................... $  6.72 $ 2.29
Quarter ended July 31, 1998..................................... $ 11.47 $ 4.16
Fiscal 1999
Quarter ended October 31, 1998.................................. $ 11.25 $ 4.32
Quarter ended January 31, 1999.................................. $ 38.75 $ 7.27
Quarter ended April 30, 1999.................................... $ 82.50 $20.50
Quarter ended July 31, 1999..................................... $ 64.60 $35.75
Fiscal 2000
Quarter ended October 31, 1999.................................. $ 57.60 $33.13
Quarter ending January 31, 2000 (through January 28, 2000)...... $163.50 $50.63

Yesmail Market Price Information

   Yesmail common stock has traded on the Nasdaq National Market under the symbol "YESM" since September 23, 1999, the date of yesmail's initial public offering.

   The table below sets forth, for the periods indicated, the high and low sale prices per share of yesmail common stock as reported on the Nasdaq National Market.

                                                                     Yesmail
                                                                  Common Stock
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
Fiscal 1999
Quarter ended September 30, 1999................................. $19.63 $10.38
Quarter ending December 31, 1999................................. $34.38 $ 9.75

Fiscal 2000
Quarter ending March 31, 2000 (through January 28, 2000)......... $39.75 $25.88

Recent Closing Prices

   The following table sets forth the closing prices per share of CMGI common stock and yesmail common stock as reported on the Nasdaq National Market on (1) December 14, 1999, the last full trading day prior to the public announcement that CMGI and yesmail had entered into the merger agreement, and (2) February 1, 2000, the most recent practicable date prior to the printing of this proxy statement/prospectus. This table also sets forth the equivalent price per share of yesmail common stock on those dates. The equivalent price per share is equal to the closing price of a share of CMGI common stock on that date multiplied by 0.2504, the number of shares of CMGI common stock to be issued in the merger in exchange for each share of yesmail common stock.

                                                      CMGI   Yesmail Equivalent
                                                     Common  Common      per
Date                                                  Stock   Stock  Share Price
----                                                 ------- ------- -----------
December 14, 1999................................... $102.88 $21.00    $25.76
February 1, 2000.................................... $115.48 $28.38    $28.92

   Yesmail and CMGI believe that yesmail common stock presently trades on the basis of the value of CMGI common stock expected to be issued in exchange for the yesmail common stock in the merger, discounted primarily for the uncertainties associated with the merger.

   Yesmail stockholders are advised to obtain current market quotations for CMGI common stock and yesmail common stock. No assurance can be given as to the market prices of CMGI common stock or yesmail common stock at any time before the consummation of the merger or as to the market price of CMGI common stock at any time after the merger. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate yesmail stockholders for decreases in the market price of CMGI common stock which could occur before the merger becomes effective. In the event the market price of CMGI common stock decreases or increases prior to the consummation of the merger, the value of the CMGI common stock to be received in the merger in exchange for yesmail common stock would correspondingly decrease or increase.

Dividends

   CMGI has never declared or paid cash dividends on its common stock. CMGI currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the CMGI board of directors after taking into account various factors, including CMGI's financial condition, operating results, current and anticipated cash needs and plans for expansion.

   Yesmail has never declared or paid cash dividends on its common stock. Yesmail currently intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future.

                              THE SPECIAL MEETING

   We are furnishing this proxy statement/prospectus to holders of yesmail common stock in connection with the solicitation of proxies by the yesmail board of directors for use at the special meeting of yesmail stockholders to be held on March 10, 2000, and any adjournment of the meeting.

   This proxy statement/prospectus is first being mailed to yesmail stockholders on or about February 4, 2000. This proxy statement/prospectus is also furnished to yesmail stockholders as a prospectus in connection with the issuance by CMGI of shares of CMGI common stock as contemplated by the merger agreement.

Date, Time and Place

   The special meeting will be held on March 10, 2000 at 10:00 a.m., local time, at the Hyatt Deerfield Hotel, 1750 Lake Cook Road, Deerfield, Illinois 60015.

Matters to be Considered at the Special Meeting

   At the special meeting of yesmail stockholders, and any adjournment of the special meeting, yesmail stockholders will be asked:

 . to consider and vote upon a proposal to approve and adopt the agreement and plan of merger and reorganization, dated as of December 14, 1999, by and among CMGI, Mars Acquisition, Inc. and yesmail, and their merger, under which yesmail will become a wholly owned subsidiary of CMGI and each outstanding share of yesmail common stock will be converted into the right to receive 0.2504 shares of CMGI common stock; and

 . to transact such other matters which may properly come before the special meeting or any and all adjournment(s) thereof.

Record Date

   Only stockholders of record of yesmail common stock at the close of business on January 27, 2000 are entitled to notice of and to vote at the special meeting.

Voting and Revocation of Proxies

   We request that yesmail stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying postage-paid envelope to LaSalle Bank National Bank Association, Attention: Mark F. Rimkus, or otherwise mail it to them at 135 S. LaSalle St. Rm. 1960, Chicago, IL 60603. Brokers holding shares in "street name" may vote the shares only if the beneficial stockholder provides instructions on how to vote. Brokers will provide beneficial owners instructions on how to direct the brokers to vote the shares. All properly executed proxies that yesmail receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. If no direction is indicated, the proxies will be voted to approve the merger agreement and the merger. The yesmail board of directors does not currently intend to bring any other business before the special meeting and, so far as the yesmail board of directors knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting or any adjournment, the proxies will vote in accordance with yesmail's management's own judgment.

   Yesmail stockholders may revoke their proxies at any time prior to its use:

 . by delivering to the secretary of yesmail a signed notice of revocation or a later-dated, signed proxy; or

 .  by attending the special meeting and voting in person.

   Attendance at the special meeting is not sufficient to revoke a proxy.

Vote Required

   As of the close of business on January 27, 2000, the record date, there were 20,400,756 shares of yesmail common stock outstanding and entitled to vote. As of the close of business on the record date, there were approximately 125 stockholders of record. The holders of a majority of the outstanding shares of yesmail common stock must approve the merger agreement and the merger. Yesmail stockholders have one vote per share of yesmail common stock owned on the record date.

   As of January 27, 2000, the directors and officers of yesmail and their affiliates beneficially owned an aggregate of 7,651,042 shares of yesmail common stock (excluding any shares issuable upon the exercise of options or warrants) or approximately 37.6% of the shares of yesmail common stock outstanding on that date. Certain directors, officers and their affiliates, holding an aggregate of 7,849,061 shares of yesmail common stock, have agreed to vote their shares in favor of the merger. See "The Merger--Interests of Executive Officers and Directors of yesmail in the Merger" on page 51.

Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at the special meeting is a majority of the shares of yesmail common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because approval of the merger agreement and the consummation of the merger requires the affirmative vote of a majority of the outstanding shares of yesmail common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against the merger agreement and the consummation of the merger. In addition, the failure of a yesmail stockholder to return a proxy or vote in person will have the effect of a vote against the approval of the merger agreement and the merger. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this proxy statement/prospectus without the beneficial owners' specific instructions. Accordingly, yesmail stockholders are urged to return the enclosed proxy card marked to indicate their vote.

You Do Not Have Appraisal Rights

   Holders of yesmail common stock are not entitled to appraisal rights with respect to the merger.

Solicitation of Proxies and Expenses

   In addition to solicitation by mail, the directors, officers and employees of yesmail may solicit proxies from yesmail stockholders by telephone, facsimile, email or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending the proxy materials to beneficial owners. Yesmail will bear its own expenses in connection with the solicitation of proxies for its special meeting of stockholders, except that CMGI and yesmail each will pay one-half of all printing and filing costs, fees and expenses, other than attorneys' fees, incurred in connection with the registration statement, of which this proxy statement/prospectus is a part.

Board Recommendation

   The yesmail board of directors has determined that the merger agreement and the merger are fair to, and in the best interests of, yesmail and its stockholders. Accordingly, the yesmail board of directors has unanimously approved the merger agreement and has unanimously recommended that the yesmail stockholders vote for approval of the merger agreement and the merger. In considering the recommendation of the yesmail board of directors, yesmail stockholders should be aware that yesmail's directors and officers have interests in the merger that are different from, or in addition to, those of yesmail's other stockholders, and that CMGI has agreed to provide employment, severance and/or indemnification arrangements to the directors and senior officers of yesmail. See "The Merger--Interests of Executive Officers and Directors of Yesmail in the Merger" on page 51.

   The matters to be considered at the special meeting are of great importance to yesmail stockholders. Accordingly, yesmail stockholders are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

   Yesmail stockholders should not send any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of yesmail common stock certificates will be mailed to yesmail stockholders promptly after completion of the merger. For more information regarding the procedures for exchanging yesmail stock certificates for CMGI stock certificates, see "The Merger Agreement--Exchange of Certificates" on page 57.

                                   THE MERGER

Background of the Merger

   In early November 1999, David M. Tolmie, chief executive officer and president of yesmail, and David B. Menzel, chief financial officer and vice president, finance and administration of yesmail, met with representatives of another internet advertising company to discuss possible reseller strategies and relationships relative to their respective email businesses. These discussions eventually led to consideration of the possibility of a merger of yesmail and the other company.

   On November 24, 1999, yesmail retained Deutsche Bank Securities, Inc. to act as yesmail's financial advisor. During November and December 1999, executives of yesmail continued discussions with this other party.

   On December 3, 1999, Messrs. Tolmie and Menzel met with representatives of CMGI to discuss a potential business combination. At this meeting, the parties provided overviews of their companies and discussed mutual opportunities for working together, including a possible acquisition of yesmail by CMGI. As a result of the meeting, the parties agreed to continue discussions, schedule due diligence regarding a potential transaction and entered into a mutual confidentiality agreement.

   On December 7, 1999, yesmail's executive management, a representative of Deutsche Bank and representatives of Wilson Sonsini Goodrich & Rosati, counsel to yesmail, met with representatives of the other company that had indicated its interest in a possible acquisition of yesmail and with representatives of such party's financial advisor. The purpose of this meeting was to conduct due diligence and to discuss the respective parties' operations, technology and business plans.

   On December 8, 1999, yesmail's executive management team, a representative of Deutsche Bank and representatives of Wilson Sonsini Goodrich & Rosati met with representatives of CMGI and Goldman Sachs & Co., financial advisor to CMGI. The purpose of this meeting was to conduct due diligence and to discuss the parties' respective operations, technology and business plans.

   On December 9, 1999, yesmail received an offer from the other interested suitor to acquire yesmail. CMGI continued to express interest in acquiring yesmail.

   On December 9 and December 10, 1999, representatives of Hale and Dorr LLP, legal counsel to CMGI, and KPMG, independent accountants for CMGI, conducted detailed financial and legal due diligence regarding yesmail with representatives of yesmail and Wilson Sonsini Goodrich & Rosati.

   On December 10, 1999, yesmail received a verbal offer from CMGI to acquire yesmail, subject to CMGI's completion of its due diligence review and the approval of its board of directors. Discussions regarding the CMGI proposal continued between executives of yesmail and CMGI and their respective financial advisors over the next several days.

   On December 10, 1999, the yesmail board of directors held a special meeting to review discussions held with CMGI and the other company regarding the possible acquisition of yesmail. Mr. Tolmie summarized the interactions with the interested suitors. Legal counsel reviewed and commented upon the duties of the board of directors in the context of a potential acquisition of yesmail. Deutsche Bank described each suitor and presented financial analyses of hypothetical combinations of yesmail with each suitor and its analysis of the potential strategic effects of each such combination. Legal counsel advised the yesmail board of directors on their responsibilities as board members with regard to both the interests of yesmail stockholders and yesmail's long term business strategy and answered questions regarding the acquisition process and their fiduciary duties to yesmail stockholders. The yesmail board of directors also considered that both CMGI and the other suitor were insisting upon a lock-up arrangement as a condition to further negotiations. In particular, the yesmail board of directors discussed the lock-up letter with CMGI by which yesmail would agree that it would negotiate exclusively with CMGI until December 25, 1999.

   On December 11 and 12, 1999, several discussions took place among representatives of yesmail, Deutsche Bank and Goldman Sachs with respect to the financial terms of an acquisition of yesmail by CMGI.

   On December 12, 1999, the yesmail board of directors held another special meeting. At the meeting, the yesmail board of directors discussed the economic terms of the acquisition proposal from CMGI. Deutsche Bank outlined the financial terms of the CMGI proposal and reviewed with the board CMGI's organizational structure and its businesses. The board also received a report on the due diligence review of CMGI that had been conducted.

   On December 12, 1999, CMGI's legal counsel delivered draft merger agreement documents to the CMGI board of directors. That evening the CMGI board of directors held a special meeting to consider the proposed merger and the related merger agreement and ancillary documents. Representatives of CMGI and Goldman Sachs summarized their due diligence review, presented an analysis of the valuation of yesmail and commented further on the potential synergies to be realized by CMGI as a result of the proposed merger with yesmail. After an extensive discussion, the CMGI board of directors approved the principal terms of the merger agreement documents.

   Over the next several days, negotiation of the terms of the merger agreement and the related ancillary documents continued among yesmail, CMGI and their respective legal counsel and financial advisors.

   On December 13, 1999, representatives of CMGI and yesmail met at CMGI's offices in Andover, Massachusetts to discuss issues regarding the potential integration of operations of the companies and yesmail's financial and business model. Representatives of Goldman Sachs also attended the meeting.

   On December 14, 1999, the yesmail board of directors held a special meeting to consider approval of the definitive merger agreement. Representatives of Deutsche Bank presented their due diligence, reviewed and updated the financial analysis it previously presented to the yesmail board of directors, presented an analysis of the valuation of yesmail and CMGI and the value of the proposed acquisition, and commented further on the financial aspects of the acquisition. The yesmail board of directors held a comprehensive discussion of the terms of the proposed merger, including the strategic benefits of the combination, the exchange ratio and the stock option to be granted by yesmail to CMGI. The representatives from Wilson Sonsini Goodrich & Rosati reviewed the principal terms of the definitive merger agreement, advised the yesmail board of directors of their fiduciary duties to the yesmail stockholders and noted that the yesmail board of directors had considered other strategic alternatives that were available to yesmail. The yesmail board of directors asked questions of management, legal counsel and Deutsche Bank. Deutsche Bank delivered orally its opinion that the exchange ratio is fair, from a financial point of view, to the holders of yesmail common stock. After an extensive discussion of issues and alternatives, the yesmail board of directors unanimously approved the final terms of the definitive merger agreement and related ancillary agreements and determined to recommend to the yesmail stockholders that they approve the definitive merger agreement and the merger. The yesmail board of directors authorized Mr. Tolmie to sign the definitive merger agreement and related ancillary documents on behalf of yesmail. Following the resolution of all remaining issues, the parties signed the definitive merger agreement.

   Prior to the opening of the stock market on December 15, 1999, yesmail and CMGI announced the transaction and hosted a joint conference call announcing the merger.

CMGI's Reasons for the Merger

   The CMGI board of directors unanimously concluded that the merger was fair to, and in the best interests of, CMGI and its stockholders.

   The decision by the CMGI board of directors was based on several potential benefits of the merger that it believes will contribute to the success of CMGI's family of Internet advertising companies. These potential benefits include:

 . adding and integrating yesmail to its family of Internet advertising companies to offer Internet advertisers a complete spectrum of Internet advertising solutions;

 . enhancing the functionality and performance of the Internet advertising products offered by CMGI's family of Internet advertising companies with yesmail's technology;

 .  increasing CMGI's customer base; and

 .  accelerating CMGI's growth rate.

   The CMGI board of directors reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

 .  historical information concerning      .  the consideration yesmail
   CMGI's and yesmail's respective           stockholders will receive in the
   business focus, financial                 merger in light of comparable
   performance and condition,                merger transactions;
   operations, technology and
   management;                            .  the impact of the merger on
                                             CMGI's customers and employees,
 .  CMGI management's view of the             as well as CMGI's majority owned
   financial condition, results of           subsidiaries within the CMGI
   operations and businesses of CMGI         group of Internet companies;
   and yesmail before and after
   giving effect to the merger and        .  results of the due diligence
   the determination by the CMGI             investigation conducted by CMGI's
   board of directors of the                 management, accountants and
   merger's effect on stockholder            counsel; and
   value;

                                          .  the expectation that the merger
 .  current financial market                  will be accounted for as a
   conditions and historical stock           purchase for accounting purposes.
   market prices, volatility and
   trading information;

 .  the terms of the merger agreement;


   The CMGI board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

 .  the risk that the potential            .  loss of certain yesmail employees
   benefits of the merger may not be         if after the merger some of the
   realized;                                 activities and management of
                                             yesmail moves from the Midwest to
 .  the possibility that the merger           the East Coast; and
   may not be consummated, even if
   approved by the yesmail                .  other applicable risks described
   stockholders;                             in this proxy
                                             statement/prospectus under "Risk
 .  exposure to patents and other             Factors" beginning on page 7.
   intellectual property issued to
   competitors of yesmail that may
   restrict yesmail's ability to
   conduct its business;

 .  loss of customers of yesmail who
   may terminate their relationship
   with yesmail as a result of the
   merger because they deem
   themselves competitors of CMGI;


   The CMGI board of directors concluded, however, that, on balance, the merger's potential benefits to CMGI and its stockholders outweighed the associated risks. The discussion of the information and factors considered by the CMGI board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, the CMGI board of directors did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

Yesmail's Reasons for the Merger; Recommendation of the Yesmail Board of
Directors

   The yesmail board of directors has determined that the terms of the merger and the merger agreement are fair to, and in the best interests of, yesmail and its stockholders. Accordingly, the yesmail board of directors has approved the merger agreement and the consummation of the merger and recommends that you vote FOR approval of the merger agreement and the merger.

   In reaching its decision, the yesmail board of directors identified several potential benefits of the merger, the most important of which included:

 .  the merger will represent a           .  the potential to increase
   significant step forward in              yesmail's ability to compete
   yesmail's strategy of becoming a         effectively in a rapidly
   leading provider of                      emerging industry;
   comprehensive permission email
   direct marketing solutions;           .  the exchange ratio's premium of
                                            approximately 11.2% over the
 .  the expectation that the                 ratio of the closing price of
   combination of yesmail's                 yesmail common stock divided by
   expertise and products together          the corresponding closing prices
   with CMGI's breadth of Internet          of CMGI common stock over the 30
   advertising products and                 day trading period ending on
   services, CMGI's greater size            December 14, 1999;
   and resources, and the
   complementary nature of               .  the increased trading liquidity
   yesmail's and CMGI's products            for yesmail stockholders by
   and services will provide                receiving shares of CMGI common
   opportunities to realize long-           stock; and
   term value to stockholders;
                                         .  the expectation that the merger
 .  the potentials for accelerating          will be treated as a tax-free
   new product development and              reorganization to yesmail and
   features for current and future          its stockholders.
   permission marketing;

 .  the greater opportunities for
   yesmail to increase the number
   of its network partners as well
   as grow the yesmail network
   through relationships with CMGI
   affiliates and customers;

   The decision of the yesmail board of directors to approve the merger agreement and the merger was the result of its careful consideration of a range of strategic alternatives, including potential business combinations and relationships with CMGI and other companies in the pursuit of yesmail's long-term business strategy. In reaching its decision to approve the merger, the yesmail board of directors consulted with yesmail's senior management, as well as its legal counsel, independent accountants and financial advisors. Among the factors considered by the yesmail board of directors in its deliberations were the following:

 .  the current and prospective           .  the complementary nature of the
   economic and industry                    technology, products, services
   environment in which yesmail             and customer base of yesmail and
   operates, including (a) the              CMGI;
   trend of consolidation in the
   Internet advertising industry;        .  the consideration to be received
   (b) the ability of larger                by yesmail stockholders in the
   industry participants to                 proposed merger and the
   increase market share; and (c)           relationship between the market
   the trend of such companies              value of the CMGI common stock
   toward offering a more complete          to be issued in exchange for the
   spectrum of Internet advertising         yesmail common stock and a
   solutions;                               comparison of comparable merger
                                            transactions;
 .  the historical information
   concerning yesmail's, CMGI's and      .  the prospects of yesmail as an
   certain other potential                  independent company;
   acquirors' respective
   businesses, prospects, financial      .  the potential for parties, other
   performance and condition,               than CMGI, to acquire or enter
   operations, technologies,                into strategic relationships
   management and competitive               with yesmail;
   positions, including public
   reports filed with the
   Securities and Exchange
   Commission;

 .  the comparison of financial            .  the fairness and reasonableness
   conditions, results of operations         to yesmail of the terms of the
   and businesses of yesmail before          merger agreement, stock option
   and after giving effect to a              agreement and related agreements,
   merger;                                   which were the product of arm's
                                             length negotiations; and
 .  financial market conditions and
   historical stock market prices,        .  the analysis prepared by Deutsche
   volatility and trading                    Bank and presented to the yesmail
   information;                              board of directors and the
                                             opinion of Deutsche Bank, more
 .  the belief that the terms of the          fully described in "The Merger--
   merger agreement are reasonable;          Opinion of Financial Advisor to
                                             Yesmail," that as of the date of
 .  the impact of the merger on               such opinion and based on and
   yesmail's customers and                   subject to the assumptions made,
   employees;                                matters considered and limits of
                                             the review undertaken, the
 .  the results of the due diligence          exchange ratio in the merger was
   investigation of CMGI conducted           fair, from a financial point of
   by yesmail's management and               view, to the holders of yesmail
   financial advisors;                       common stock.

   In particular, the yesmail board of directors considered: the stock option granted to CMGI; the events triggering payment of the termination fee to CMGI; the limitations of yesmail's ability to negotiate an alternative transaction with other companies; and the potential effect of these provisions on yesmail receiving alternative proposals that could be superior to the merger. Because the yesmail board of directors reviewed its strategic alternatives prior to entering into the merger agreement, and because these provisions were required by CMGI in order for it to enter into the merger agreement, the yesmail board of directors determined that the value for yesmail stockholders represented by the merger justified these requirements.

   The yesmail board of directors also identified and considered a number of uncertainties and risks concerning the merger, including:

 .  the risk that the per share value      .  the risk that yesmail might
   of the consideration to be                suffer employee attrition or fail
   received by yesmail stockholders          to attract key personnel due to
   might be significantly less than          uncertainties associated with the
   the price per share implied by            merger;
   the exchange ratio immediately
   prior to the announcement of the       .  the risks that yesmail might face
   merger because the exchange ratio         if it remains independent;
   will not be adjusted for changes
   in the market price of either          .  the risk that if CMGI's stock
   CMGI common stock or yesmail              option becomes exercisable, it
   common stock;                             could reduce the number of
                                             potential acquirors; and
 .  the risk that the merger might
   not be consummated;                    .  the other applicable risks
                                             described in this proxy
 .  the risk that the benefits sought         statement/prospectus under "Risk
   in the merger might not be                Factors" beginning on page 7.
   achieved;

 .  the difficulty of and risks
   associated with the integration
   of a different management and
   organizational structure;


   As a result of the foregoing considerations, the yesmail board of directors determined that the potential advantages of the merger outweighed the benefits of remaining as a separate company. The yesmail board of directors believes that the combined company will have a greater opportunity than yesmail alone to successfully compete in its industry.

   In view of the variety of factors considered in connection with its evaluation of the merger, the yesmail board of directors did not find it practicable to, and accordingly did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, many of the factors contained elements which may have both a positive and negative effect on the fairness of the merger. Except as described above, the yesmail board of directors, as a whole, did not attempt to analyze each individual factor separately to determine its impact on the fairness of the merger. Consequently individual members of the yesmail board of directors may have given different weight to different factors and may have viewed differently each factor's effect on the fairness determination.

   For the reasons discussed above, the yesmail board of directors has unanimously approved the merger agreement and has determined that the merger is advisable and fair to, and in the best interests of, yesmail and its stockholders and unanimously recommends that yesmail stockholders vote for approval of the merger agreement and the merger.

   In considering the recommendation of the yesmail board of directors with respect to the merger agreement and the merger, yesmail stockholders should be aware that directors and officers of yesmail have interests in the merger that are different from, or are in addition to, the interests of yesmail stockholders generally. Please see "The Merger--Interests of Executive Officers and Directors of Yesmail in the Merger" on page 51.

Opinion of Financial Advisor to Yesmail

   Deutsche Bank Securities Inc. acted as financial advisor to yesmail in connection with the merger. At the December 14, 1999 meeting of the yesmail board of directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date, to the yesmail board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio was fair, from a financial point of view, to yesmail stockholders.

   The full text of Deutsche Bank's written opinion, dated December 14, 1999, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. Yesmail stockholders are urged to read Deutsche Bank's opinion in its entirety. The summary of the opinion of Deutsche Bank set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

   In connection with Deutsche Bank's role as financial advisor to yesmail, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial information and other information concerning yesmail and CMGI and certain internal analyses and other information furnished to it by yesmail. Deutsche Bank also held discussions with the members of the senior managements of yesmail and CMGI regarding the businesses and prospects of their respective companies and the joint prospects of a combined enterprise. In addition, Deutsche Bank:

 .   reviewed the reported prices and      .   reviewed the financial terms of
    trading activity for the common           selected recent business
    stock of both yesmail and CMGI;           combinations which it deemed
                                              comparable in whole or in part;
 .   reviewed recent public research
    analyst reports concerning CMGI;      .   reviewed the terms of a draft of
                                              the merger agreement dated
 .   compared certain financial and            December 14, 1999 and drafts of
    stock market information for              certain related documents dated
    yesmail and CMGI with similar             December 14, 1999; and
    information for selected
    companies whose securities are        .   performed such other studies and
    publicly traded;                          analyses and considered such
                                              other factors as it deemed
                                              appropriate.

   In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning yesmail or CMGI, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information.

   Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of yesmail or CMGI. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analysis, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of yesmail as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank was not provided with, and did not rely on, any forecasts or projections concerning CMGI.

   Deutsche Bank assumed for purposes of its analysis that the value of CMGI common stock to be received by yesmail stockholders in the proposed merger is equal to the closing trading price of CMGI common stock as of December 14, 1999, and Deutsche Bank expressed no opinion or view on the value of the CMGI common stock. Deutsche Bank did not express any opinion as to the price at which the shares of CMGI common stock that are to be issued pursuant to the proposed merger will be traded in the future. The opinion of Deutsche Bank was necessarily based upon information made available to it and economic, market and other conditions in effect on the date of its opinion. Although subsequent developments may affect its opinion, Deutsche Bank has assumed no obligation to update, revise or reaffirm its opinion.

   In rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis:

 .   the representations and               .   in connection with obtaining any
    warranties of yesmail, CMGI and           necessary governmental,
    the transitory subsidiary                 regulatory or other approvals
    contained in the merger                   and consents, or any amendments,
    agreement are true and correct;           modifications or waivers to any
                                              agreements, instruments or
 .   yesmail, CMGI and the transitory          orders to which either yesmail
    subsidiary will each perform all          or CMGI is a party or by which
    of the covenants and agreements           it is bound, no limitations,
    to be performed by it under the           restrictions or conditions will
    merger agreement;                         be imposed or amendments,
                                              modifications or waivers made
 .   all conditions to the obligation          that would have a material
    of each of yesmail, CMGI and the          adverse effect on yesmail or
    transitory subsidiary to                  CMGI or materially reduce the
    consummate the merger will be             contemplated benefits of the
    satisfied without any waiver              merger to yesmail.
    thereof;

 .   all material governmental,
    regulatory or other approvals
    and consents required in
    connection with the consummation
    of the merger will be obtained;
    and

   In addition, Deutsche Bank has been advised by yesmail, and accordingly has assumed for purposes of its opinion, that the merger will be tax-free to each of yesmail and CMGI and their respective stockholders and that the merger will be accounted for as a purchase for accounting purposes.

   Set forth below is a brief summary of some of the financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the yesmail board of directors at its meeting on December 14, 1999. These summaries of financial analyses include information presented in a tabular format. In order to understand fully the financial analyses used by Deutsche Bank, the tables must be read with the text of each summary because the tables alone are not a complete description of the financial analyses.

 Historical Stock Performance

   Deutsche Bank reviewed and analyzed recent and historical market prices and trading volumes for CMGI common stock and yesmail common stock and compared such market prices to certain stock market indices.

 Analysis of Selected Publicly Traded Companies

   Deutsche Bank compared certain financial information and commonly used valuation measurements for yesmail to corresponding information and measurements for a group of eleven publicly traded Internet advertising companies (consisting of Digital Impact, DoubleClick, Exactis, FreeShop.com, Lifeminders.com, MessageMedia, MyPoints.com, Netcentives, NetCreations, 24/7 Media and Webstakes.com, which we refer to as the selected companies). Such financial information and valuation measurements included, among other things,
(1) common equity market valuation; (2) operating performance; (3) ratios of enterprise value, defined as common equity market value as adjusted for debt and cash, to revenues; and (4) ratios of enterprise value to gross profit. To calculate the trading multiples for yesmail and the selected companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information as well as revenue and earnings estimates reported by research analysts who cover the selected companies.

   The following table summarizes the multiples of enterprise value to revenues and gross profit for yesmail (the enterprise value of yesmail being derived from the exchange ratio and the market value of CMGI common stock on December 14, 1999) and the selected companies for the indicated periods.

                                                         Selected Companies
                                                    ----------------------------
                                            Yesmail Mean  Median      Range
                                            ------- ----- ------ ---------------
Enterprise value to revenues
 Trailing twelve months....................  59.2x  79.5x 56.8x  28.3x to 156.6x
 Calendar year 1999........................  43.8x  40.3x 35.9x   18.3x to 68.3x
 Calendar year 2000........................  17.2x  19.9x 21.0x    6.8x to 30.5x
Enterprise value to gross profit
 Calendar year 1999........................ 154.9x  71.1x 71.1x   70.4x to 71.7x
 Calendar year 2000........................  57.9x  33.2x 33.2x   31.4x to 35.1x

   None of the companies utilized as a comparison is identical to yesmail. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

 Analysis of Selected Precedent Transactions

   Deutsche Bank reviewed the financial terms, to the extent publicly available, of eighteen proposed, pending or completed merger and acquisition transactions since January 15, 1998 involving companies in the Internet industry. We refer to these transactions as the selected transactions. Deutsche Bank calculated various financial multiples and premiums over market value based on certain publicly available information for each of the selected transactions and compared them to corresponding financial multiples and premiums over market value for the merger, based on the exchange ratio and the per share market price of CMGI common stock on December 14, 1999. The transactions reviewed were:

 .   the acquisition of USWeb/CKS by       .   the acquisition of Revnet
    Whittman-Hart, announced                  Systems by MessageMedia, Inc.,
    December 13, 1999;                        announced June 9, 1999;

 .   the acquisition of Opt-In             .   the acquisition of Excite, Inc.
    Email.com by DoubleClick, Inc.            by At Home Corporation,
    announced December 1, 1999;               announced January 19, 1999;

 .   the acquisition of Flycast            .   the acquisition of Netscape
    Communications Corporation by             Communications Corporation by
    CMGI, Inc., announced September           America Online, Inc., announced
    30, 1999;                                 November 24, 1998;

 .   the acquisition of AdKnowledge        .   the acquisition of LinkExchange
    by Engage Technologies,                   by Microsoft Corporation,
    announced September 24, 1999;             announced November 5, 1998;

 .   the acquisition of AdForce, Inc.      .   the acquisition of Relevant
    by CMGI, announced September 20,          Knowledge by Media Metrix,
    1999;                                     announced November 5, 1998;

 .   the acquisition of ConsumerNet        .   the acquisition of Yoyodyne
    by 24/7 Media Inc., announced             entertainment by Yahoo! Inc.,
    August 4, 1999;                           announced October 12, 1998;

 .   the acquisition of NetGravity by      .   the acquisition of CKS Group by
    DoubleClick Inc., announced July          USWeb Corporation, announced
    13, 1999;                                 September 2, 1998;

 .   the acquisition of DotOne Corp.       .   the acquisition of Tripod, Inc.
    by Critical Path Inc., announced          by Lycos, Inc., announced
    June 14, 1999;                            February 3, 1998;

 .   the acquisition of Abacus Direct      .   the acquisition of MatchLogic,
    Corp. by DoubleClick Inc.,                Inc. by Excite, Inc., announced
    announced June 14, 1999;                  January 15, 1998.

   The following table summarizes the calculations by Deutsche Bank of the multiples of enterprise value to revenues for the merger (the enterprise value of yesmail being derived from the exchange ratio and the market value of CMGI common stock on December 14, 1999) and the selected transactions:

                                                          Selected Companies
                                                      --------------------------
                                          Yesmail     Mean  Median     Range
                                      --------------- ----- ------ -------------
Enterprise value to revenues
 Trailing twelve months.............. 59.2x           26.4x 20.8x  1.9x to 63.7x
 1 year forward...................... 43.8x (CY 1999) 15.9x 14.8x  1.8x to 30.1x
 2 year forward...................... 17.2x (CY 2000)  9.8x  8.6x  1.4x to 23.3x

   All multiples for the selected transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the two-year period during which the selected transactions occurred.

   For the eight selected transactions in which the stock of the acquired company was publicly traded (Whitman-Hart / USWeb/CKS, CMGI / Flycast Communications, CMGI / AdForce, DoubleClick / NetGravity, DoubleClick / Abacus Direct, At Home / Excite, America Online / Netscape and USWeb / CKS), Deutsche Bank also calculated the premium of the exchange ratio at which such transactions were announced or effected to each acquired company's average exchange ratio for the one trading day and 15, 30 and 45 trading days prior to the announcement of the transaction. This premium analysis is summarized in the following table:

                                                       Exchange ratio premium
                                                     ---------------------------
                                        CMGI/Yesmail Mean  Median     Range
                                        ------------ ----- ------ --------------
 1 day average.........................    22.7%     24.3% 25.1%  (4.3%) - 57.4%
 15 day average........................    19.7%     33.9% 30.7%   12.2% - 71.7%
 30 day average........................    11.2%     34.8% 41.6%   10.5% - 57.0%
 45 day average........................    11.7%     34.8% 28.9%    6.1% - 63.0%

   Because the reasons for, and circumstances surrounding, each of the selected transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of CMGI and yesmail and the companies involved in the selected transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences between the characteristics of the selected transactions and the merger that could affect the value of the subject companies and businesses and CMGI and yesmail.

 Pro Forma Combined Revenue Analysis

   Deutsche Bank analyzed certain pro forma effects of the merger. Based on such analysis, Deutsche Bank computed the resulting dilution to the combined company's revenue per share estimate for the year ending December 31, 2000. Deutsche Bank noted, based on public analysts' estimates of yesmail's and CMGI's calendar year 2000 revenues, that the merger would be approximately 0.4% accretive to the combined company's revenue per share for the calendar year ending December 31, 2000.

   The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the yesmail board of directors and in preparing its opinion, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

   In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the yesmail board of directors as to the fairness of the exchange ratio to the yesmail stockholders and do not purport to be appraisals of or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by yesmail management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Deustsche Bank's, yesmail's and CMGI's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of yesmail, CMGI or their respective advisors, none of yesmail, Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

   The terms of the merger were determined through negotiations between yesmail and CMGI and were approved by the yesmail board of directors. Although Deutsche Bank provided advice to yesmail during the course of these negotiations, the decision to enter into the merger was solely that of the yesmail board of directors. As described above, the opinion and presentation of Deutsche Bank to the yesmail board of directors were only one of a number of factors taken into consideration by the yesmail board of directors in making its determination to approve the merger. Deutsche Bank's opinion was provided to the yesmail board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of yesmail common stock as to how to vote with respect to the merger.

Interests of Financial Advisor to Yesmail in the Merger

   Yesmail selected Deutsche Bank Securities Inc. as its financial advisor in connection with the merger based on Deutsche Bank's qualifications, reputation and experience in mergers and acquisitions. Yesmail retained Deutsche Bank pursuant to a letter agreement dated November 24, 1999, which we refer to as the engagement letter. As compensation for Deutsche Bank's services in connection with the merger, yesmail became obligated to pay Deutsche Bank a $50,000 retainer upon engagement and a fee of $750,000 upon announcement of the merger, which amount will be credited against an aggregate fee based on the aggregate consideration paid to yesmail's stockholders in the merger, payable upon consummation of the merger. Based upon the closing price of CMGI stock on January 28, 2000, such aggregate fee would equal approximately $6.2 million. Regardless of whether the merger is consummated, yesmail has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Yesmail has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

   Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank Securities Inc. is an affiliate of Deutsche Bank AG, and we refer to Deutsche Bank, Deutsche Bank AG and its affiliates collectively as the DB Group. One or more members of the DB Group have, from time to time, provided investment banking and other financial services to yesmail or its affiliates for which such member has received compensation, including the initial public offering of 3.4 million shares of yesmail common stock on September 23, 1999. In the ordinary course of business, members of the DB Group publish research reports regarding the Internet industry and the business and services of publicly owned companies in the Internet industry. Members of the DB Group may actively trade securities and other instruments and obligations of yesmail and CMGI for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities, instruments or obligations.

Interests of Executive Officers and Directors of Yesmail in the Merger

   When considering the recommendation of the yesmail board of directors, yesmail stockholders should be aware that the officers and directors of yesmail have interests in the merger that differ from, or are in addition to, those of yesmail stockholders. The yesmail board of directors was aware of these potential conflicts and considered them in reaching its decision to approve the merger agreement and recommend that yesmail stockholders vote for approval of the merger agreement and the merger.

 Yesmail Restricted Stock and Options Being Assumed by CMGI

   As of January 27, 2000, yesmail's executive officers and directors, and their respective affiliates, held 2,394,546 shares of restricted stock and options to purchase 562,500 shares of yesmail common stock, at exercise prices ranging from $1.60 to $9.87 per share, of which 2,095,228 shares of such restricted stock and 525,000 options were unvested.

 Director Options

   In May 1999, yesmail granted each of its non-employee directors, Gian M. Fulgoni and Robert W. Shaw, an option to purchase 75,000 shares of yesmail common stock at an exercise price of $1.60 per share. These options will become fully vested upon consummation of the merger.

 Employment Agreements

   In March 1999, yesmail entered into an employment agreement effective as of January 1, 1999, with David M. Tolmie, its president and chief executive officer, which entitles Mr. Tolmie to severance equal to $100,000 in the event of his termination without cause by yesmail or its successor. In addition, the agreement provides that, in the event that yesmail enters into a change of control transaction, 100% of his unvested shares of yesmail restricted stock will accelerate and become immediately vested upon the closing of a change of control transaction. Notwithstanding that provision, Mr. Tolmie has entered into an agreement with yesmail and CMGI providing that 75% of such restricted stock will vest on the date of the closing of the merger and the remaining 25% of such restricted stock will vest upon the earlier to occur of December 14, 2000 or his involuntary termination by yesmail.

   In April 1999, yesmail entered into an employment agreement with David B. Menzel, its chief financial officer and executive vice president of finance and administration, which entitles Mr. Menzel to severance equal to six months salary and unpaid amounts of a special bonus in the event of his termination without cause by yesmail or its successor. In addition, the agreement provides that, in the event that yesmail enters into a change of control transaction, 100% of his unvested shares of yesmail restricted stock will accelerate and become immediately vested upon the closing of this transaction. Notwithstanding that provision, Mr. Menzel has entered into an agreement with yesmail and CMGI providing that 75% of such restricted stock will vest on the date of the closing of the merger and the remaining 25% of such restricted stock will vest upon the earlier to occur of December 14, 2000 or his involuntary termination by yesmail.

   In 1999, yesmail entered into employment agreements with Mark D. Boyce, vice president and chief operating officer, Peder J. Jungck, chief technology officer, D. Todd Love, vice president, network development, Michael R. Mooradian, vice president of sales and Anthony Priore, vice president, marketing, which entitles each officer to continued salary and benefits for six months in the event of termination without cause by yesmail or its successor. In addition, these agreements provide that, in the event that yesmail enters into a change of control transaction, 25% of the shares of restricted stock or shares acquired or acquirable from the exercise of options granted to each officer (in addition to any shares vested at such time) will accelerate and become immediately vested upon the closing of a change of control transaction.

   In addition, CMGI may offer extended severance benefits to certain officers to induce them to continue employment following completion of the merger.

   Pursuant to the merger agreement, CMGI has agreed to cause the surviving corporation in the merger to indemnify each present and former yesmail officer and director against liabilities arising out of such person's services as an officer or director. CMGI will cause the surviving corporation to maintain officers' and directors' liability insurance to cover any such liabilities for six years.

   As a result of the interests described above, these directors and executive officers may have been more likely to approve the merger agreement and the merger than yesmail stockholders generally.

Treatment of Yesmail Common Stock

   In the merger, each share of yesmail common stock will be exchanged for
0.2504 shares of CMGI common stock.

   Holders of yesmail common stock should not send their yesmail common stock certificates at this time. Following the effective time of the merger, holders of yesmail common stock will receive instructions for the surrender and exchange of such stock certificates.

Accounting Treatment of the Merger

   The merger will be accounted for by CMGI using the purchase method of accounting for a business combination. Under this method of accounting, the assets and liabilities of yesmail, including intangible assets, will be recorded at their fair market values and included in the financial statements of CMGI. The aggregate merger consideration will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets acquired from yesmail will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized. The results of operations and cash flows of yesmail will be included in CMGI's financial statements prospectively as of the consummation of the merger.

Regulatory Approvals

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the acquisition of shares of yesmail common stock in the merger by CMGI may not be consummated until notifications have been furnished to the

Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Yesmail and CMGI each expect to file a pre-merger notification and report form with the FTC and the Antitrust Division on or about January 31, 2000.

   At any time before the effective time of the merger, the FTC, the Antitrust Division or a private person or entity could seek under antitrust laws, among other things, to enjoin the merger and, any time after the effective time of the merger, to cause CMGI to divest itself, in whole or in part, of the surviving corporation of the merger or of certain businesses conducted by the surviving corporation. There can be no assurance that a challenge to the merger will not be made or that, if such a challenge is made, CMGI will prevail.

Material United States Federal Income Tax Considerations

   The discussion below summarizes certain material United States federal income tax considerations generally applicable to United States holders of yesmail common stock who, pursuant to the merger, exchange their yesmail common stock solely for CMGI common stock. Consummation of the merger is conditioned upon CMGI's receipt of an opinion from Hale and Dorr LLP (or Wilson Sonsini Goodrich & Rosati, P.C. if Hale and Dorr LLP does not provide such an opinion) and yesmail's receipt of an opinion from Wilson Sonsini Goodrich & Rosati, P.C. (or Hale and Dorr LLP if Wilson Sonsini Goodrich & Rosati, P.C. does not provide such an opinion) to the effect that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The discussion below assumes that the merger will be treated in accordance with the opinions of Hale and Dorr LLP and Wilson Sonsini Goodrich & Rosati, P.C. described in the preceding sentence, which are included as exhibits 8.1 and 8.2 of the registration statement of which this proxy statement/prospectus forms a part.

   The discussion below and the opinions of Hale and Dorr LLP and Wilson Sonsini Goodrich & Rosati, P.C. are based upon current provisions of the Internal Revenue Code, currently applicable U.S. Treasury regulations promulgated thereunder, and judicial and administrative decisions and rulings. The opinions of Hale and Dorr LLP and Wilson Sonsini Goodrich & Rosati, P.C. are subject to certain limitations and qualifications and are based on the facts, representations and assumptions set forth or referred to in such opinions, including representations contained in certificates executed by officers of CMGI and yesmail. The opinions are not binding on the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service or the courts will not take a contrary view. No ruling from the Internal Revenue Service has been or will be sought. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and any such changes or interpretations could be retroactive and could affect the tax consequences of the merger to CMGI, yesmail, or the stockholders of CMGI and yesmail.

   The discussion below does not purport to deal with all aspects of federal income taxation that may affect particular stockholders in light of their individual circumstances, and is not intended for stockholders subject to special treatment under federal income tax law. Stockholders subject to special treatment include, but are not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code, stockholders who hold their stock as part of a hedge, appreciated financial position, straddle or conversion transaction, stockholders who do not hold their stock as capital assets and stockholders who have acquired their stock upon the exercise of employee options or otherwise as compensation. In addition, the discussion below and such opinions do not consider the effect of any applicable state, local or foreign tax laws and further do not consider any tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, including without limitation any transaction in which shares of yesmail common stock are acquired or shares of CMGI common stock are disposed of, or the tax consequences of the assumptions by CMGI of outstanding options and subscriptions to acquire yesmail common stock.

   Holders of yesmail common stock are urged to consult their tax advisors as to the particular tax consequences to them of the transactions described in this proxy statement/prospectus, including the applicability and effect of any state, federal, local or foreign tax laws, and of changes in applicable tax laws.

   In the opinion of Hale and Dorr LLP, counsel to CMGI, and in the opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to yesmail, the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger constitutes a reorganization, subject to the limitations and qualifications referred to herein, the following tax consequences will result:

 .  no gain or loss will be                .  the aggregate tax basis of the
   recognized by CMGI, yesmail or            CMGI common stock so received by
   the transitory subsidiary solely          yesmail stockholders in the
   as a result of the merger;                merger will be the same as the
                                             aggregate tax basis of the
 .  no gain or loss will be                   yesmail common stock surrendered
   recognized by the holders of              in exchange, reduced by any tax
   yesmail common stock upon the             basis allocable to a fractional
   receipt of CMGI common stock              share for which cash is received;
   solely in exchange for such               and
   yesmail common stock in the
   merger, except to the extent of        .  the holding period with respect
   cash received in lieu of                  to CMGI common stock received by
   fractional shares;                        each yesmail stockholder in the
                                             merger will include the holding
 .  cash payments received by holders         period for the yesmail common
   of yesmail common stock in lieu           stock surrendered in exchange,
   of a fractional share will result         provided that the yesmail common
   in capital gain (or loss)                 stock surrendered is held as a
   measured by the difference                capital asset at the effective
   between the cash payment received         time of the merger.
   and the portion of the tax basis
   in the shares of yesmail common
   stock surrendered that is
   allocable to such fractional
   share. Such gain (or loss) will
   be long-term capital gain (or
   loss) if the shares of yesmail
   common stock allocable to such
   fractional share have been held
   for more than one year at the
   effective time of the merger;

   A successful Internal Revenue Service challenge to the "reorganization" status of the merger would result in a yesmail stockholder recognizing gain or loss with respect to each share of yesmail common stock surrendered in the merger equal to the difference between the yesmail stockholder's basis in such share and the fair market value, as of the effective time of the merger, of the CMGI common stock received in exchange. In such event, a yesmail stockholder's aggregate tax basis in the CMGI common stock received would equal its fair market value as of the effective time of the merger, and the yesmail stockholder's holding period for such stock would begin the day after the merger.

Nasdaq National Market Quotation

   It is a condition to the closing of the merger that the shares of CMGI common stock to be issued in the merger be listed on the Nasdaq National Market. CMGI intends to file a notification form for listing of additional shares promptly following the date of this proxy statement/prospectus.

Resales of CMGI Common Stock Issued in Connection with the Merger; Affiliate Agreements; Lock-up Agreements

   CMGI common stock issued in connection with the merger will be freely transferable, except that shares of CMGI common stock received by persons who are deemed to be "affiliates," as such term is defined in Rule 144 under the Securities Act, of yesmail at the effective time of the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Each executive officer and director and those who may be an affiliate of yesmail is expected to execute a written affiliate agreement providing, among other things, that such person will not offer, sell, transfer or otherwise dispose of any of the shares of CMGI common stock obtained as a result of the merger except in compliance with the Securities Act and the related rules and regulations.

   In addition, certain stockholders and optionholders of yesmail have agreed to certain limitations with respect to the timing and the amount of the shares of CMGI common stock that they may sell or transfer that they are to be issued in connection with the merger.

No Appraisal Rights

   Appraisal rights under Delaware law are not available to stockholders of a Delaware corporation if:

 . the securities of the corporation are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; and

 . the stockholders of the corporation are not required to accept in exchange for their stock anything other than (a) stock in another corporation listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD and (b) cash in lieu of fractional shares.

Yesmail stockholders will not have appraisal rights under Delaware law with respect to the merger because:

 .  yesmail common stock is traded on the Nasdaq National Market;

 . yesmail stockholders are being offered shares of CMGI common stock which is traded on the Nasdaq National Market; and

 .  yesmail stockholders are being offered cash in lieu of fractional shares.

Delisting and Deregistration of Yesmail's Common Stock Following the Merger

   If the merger is consummated, yesmail's common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

                              THE MERGER AGREEMENT

   The following is a brief summary of the material provisions of the merger agreement, stock option agreement and stockholder agreement, copies of which are attached as Annex A to this proxy statement/prospectus and are incorporated by reference into this summary. The summary descriptions are not complete and are qualified in their entireties by reference to the merger agreement, the stock option agreement and stockholder agreement. We urge all yesmail stockholders to read these agreements for a more complete description of the terms and conditions of the merger, the option granted to CMGI and related matters.

General

   Following the adoption of the merger agreement and approval of the merger by yesmail stockholders and the satisfaction or waiver of the other conditions to the merger, the transitory subsidiary, a wholly owned subsidiary of CMGI, will merge into yesmail. Yesmail will survive the merger as a wholly owned subsidiary of CMGI. If all conditions to the merger are satisfied or waived, the merger will become effective at the time of the filing by the surviving corporation of a duly executed certificate of merger with the Delaware secretary of state.

The Exchange Ratio and Treatment of Yesmail Common Stock

   At the effective time of the merger, generally, each issued and outstanding share of yesmail common stock will be converted into the right to receive
0.2504 shares of CMGI common stock. However, any shares owned by yesmail and any shares owned by CMGI or the transitory subsidiary will be cancelled without conversion. CMGI will adjust the exchange ratio to reflect any reclassification, stock split, stock dividend, reorganization or other similar change with respect to CMGI common stock or yesmail common stock occurring before the effective time of the merger.

   Based on the exchange ratio of 0.2504, and based on the number of shares of yesmail common stock and options and warrants to purchase yesmail common stock outstanding as of January 27, 2000, a total of approximately 5,623,388 shares of CMGI common stock and options and warrants to purchase shares of CMGI common stock will be issued in the merger.

Treatment of Unvested Stock of Yesmail

   At the effective time of the merger, each outstanding unvested share of yesmail common stock granted by yesmail under any of its plans or arrangements will be converted into unvested shares of CMGI common stock based on the exchange ratio and will remain subject to the same terms, restrictions and vesting schedules as were applicable prior to the effective time of the merger unless otherwise agreed to by CMGI and the holder of such shares. CMGI will assume any rights yesmail held prior to the effective time of the merger to repurchase these unvested shares.

Treatment of Yesmail Stock Options and Warrants

   At the effective time of the merger, CMGI will assume each outstanding option, whether vested or unvested, and warrant to purchase shares of yesmail common stock and convert them into options or warrants, as the case may be, to purchase shares of CMGI common stock subject to the same terms and conditions as were applicable prior to the effective time of the merger. The number of shares of CMGI common stock issuable upon the exercise of such stock options and warrants will be adjusted based on the exchange ratio. Any fractional shares of CMGI common stock resulting from such adjustment will be rounded down to the nearest whole number. The exercise price per share of CMGI common stock issuable under each yesmail option and warrant will equal the aggregate exercise price of the yesmail common stock purchasable under the yesmail option or warrant divided by the number of whole shares of CMGI common stock the optionholder or warrantholder is entitled to purchase based on the exchange ratio. The exercise price will be rounded up to the nearest whole cent.

   CMGI will reserve for issuance a sufficient number of shares of its common stock for delivery upon a yesmail optionholder's or warrantholder's exercise of his or her option or warrant, as described above. After the effective time of the merger, CMGI will file a registration statement on Form S-8 with respect to the assumed yesmail stock options. During the period that any options remain outstanding, CMGI will use its best efforts to maintain the effectiveness of any registration statement on Form S-8.

Exchange of Certificates

   Exchange Agent; Exchange Procedures; No Further Ownership Rights. As soon as practicable after the effective time of the merger, CMGI's exchange agent will mail to each record holder of yesmail common stock a letter of transmittal and instructions for surrendering their certificates. Only those holders who properly surrender their certificates in accordance with the instructions will receive certificates representing shares of CMGI common stock, cash in lieu of any fractional shares of CMGI common stock and any dividends or distributions to which they are entitled. The surrendered certificates representing shares of yesmail common stock will be cancelled. After the effective time of the merger, each certificate representing shares of yesmail common stock that have not been surrendered will only represent the right to receive (1) shares of CMGI common stock, (2) cash in lieu of any fractional shares of CMGI common stock and (3) dividends or distributions. Following the effective time of the merger, yesmail will not register any transfers of yesmail common stock on its stock transfer books.

   No Fractional Shares. CMGI will not issue any fractional shares of CMGI common stock in the merger. Instead, each holder of shares of yesmail common stock exchanged in the merger who would otherwise be entitled to receive a fraction of a share of CMGI common stock will receive cash, without interest, in an amount equal to the fractional share multiplied by the average closing price per share of CMGI common stock on the Nasdaq National Market during the ten consecutive trading days ending on and including the trading day immediately preceding the closing of the merger. As of the effective time of the merger, CMGI will deposit with its exchange agent the shares of CMGI common stock issuable in the merger and cash in an amount sufficient to make payments in lieu of the issuance of any fractional shares.

   Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the closing of the merger with respect to shares of CMGI common stock will be paid to the holder of any unsurrendered yesmail certificate and no cash payment in lieu of fractional shares will be paid to any such holder until the holder surrenders its yesmail certificate in accordance with the letter of transmittal. Upon surrender, CMGI will pay to the recordholder of the certificate, without interest, the amount of cash payable in lieu of fractional shares to which the holder is entitled and any dividends or distributions with respect to the shares of CMGI common stock to which the holder is entitled which have a record date after the closing date of the merger but prior to the surrender of the certificate and a payment date after the surrender of the certificate.

   Lost Certificates. If any yesmail common stock certificate is lost, stolen or destroyed, a yesmail stockholder must provide an appropriate affidavit of that fact. CMGI may require a yesmail stockholder to deliver a bond as indemnity against any claim that may be made against CMGI with respect to any lost, stolen or destroyed certificate.

   Holders of yesmail common stock should not send in their certificates until they receive a letter of transmittal from the exchange agent.

Representations and Warranties

   The merger agreement contains representations and warranties of CMGI, yesmail and the transitory subsidiary. These relate to each company's:

 .  organization, existence, good          .  capitalization;
   standing, corporate power and
   similar corporate matters;

 .  authorization, execution,             .  absence of conflicts, violations
   delivery, required filings and           and defaults under their
   consents and performance and the         corporate charters and by-laws
   enforceability of the merger             and other agreements and
   agreement and related matters;           documents;

 .  filings with the Securities and       .  absence of actions which may
   Exchange Commission;                     jeopardize the tax-free nature
                                            of the merger;
 .  financial statements;
                                         .  litigation; and
 .  the absence of certain changes
   in their business;                    .  accuracy of information provided
                                            in connection with this proxy
                                            statement/prospectus.

Yesmail also represented and warranted as to:

 .  required governmental and third-      .  compliance with laws;
   party consents;
                                         .  intellectual property;
 .  subsidiaries;
                                         .  labor matters;
 .  the absence of undisclosed
   liabilities;                          .  environmental matters;

 .  brokers and related fees;             .  assets;

 .  the absence of restrictions on        .  transactions with affiliates;
   its business activities;
                                         .  the actions by its board of
 .  owned and leased real                    directors that make Section 203
   properties;                              of the Delaware General
                                            Corporation Law statute
 .  taxes and tax returns;                   inapplicable to the proposed
                                            merger; and
 .  employee benefit plans;

 .  material contracts;

 .  licenses and permits;

 .  insurance;

Certain Covenants


   Conduct of Yesmail's Business Prior to the Merger. Except as contemplated by the merger agreement, yesmail has agreed that it and its subsidiaries will carry on their respective business in the ordinary course in substantially the same manner as previously conducted. Specifically, yesmail has agreed that neither it nor any of its subsidiaries will, without the prior written consent of CMGI:
                                         .  year 2000 compliance.

 .  declare, set aside or pay any         .  issue, deliver, sell, grant,
   dividends or other distributions         pledge or otherwise dispose of
   on its shares of capital stock;          any shares of its capital stock
                                            or other securities, except (1)
 .  split, combine or reclassify any         pursuant to the exercise of
   of its capital stock or                  outstanding options or warrants
   authorize the issuance of any            and (2) in connection with
   other securities in substitution         option grants to new employees
   of its shares of capital stock;          in accordance with the merger
                                            agreement;
 .  with certain exceptions,
   purchase, redeem or otherwise         .  except as provided in the merger
   acquire any shares of its                agreement, amend its charter or
   capital stock or any rights to           by-laws;
   acquire shares of its capital
   stock;                                .  acquire any business,
                                            corporation, partnership,
                                            association, joint venture or
                                            other business organization;

 .  acquire any assets that are            .  make any capital expenditure in
   material, in the aggregate, to            excess of an amount as specified
   yesmail and its subsidiaries,             in, or otherwise consented to,
   taken as a whole, except                  under the merger agreement;
   purchases of inventory in the
   ordinary course of business            .  change its accounting methods or
   consistent with past practice;            the assumptions underlying such
                                             methods except as required by
 .  sell, lease, license, pledge, or          generally accepted accounting
   otherwise dispose of or encumber          principles;
   any assets or property, other
   than in the ordinary course of         .  pay, discharge, settle or satisfy
   business consistent with past             any claim, liability or
   practice;                                 obligation other than (1) in the
                                             ordinary course of business
 .  whether or not in the ordinary            consistent with past practice or
   course of business or consistent          (2) as reserved against on
   with past practice, sell or               yesmail's most recent
   dispose of any assets material to         consolidated financial statements
   yesmail and its subsidiaries,             included in any filings with the
   taken as a whole, including any           Securities and Exchange
   accounts, leases, contracts or            Commission prior to December 14,
   intellectual property or any              1999;
   assets or the stock of any
   subsidiaries, but excluding the        .  modify, amend or terminate any
   sale of products and services in          material contract or agreement or
   the ordinary course of business           knowingly waive, release or
   consistent with past practice;            assign any material rights or
                                             claims, except in the ordinary
 .  adopt or implement any                    course of business;
   stockholder rights plan;

 .  except for an unsolicited,
   superior acquisition proposal,         .  enter into any material contract
   enter into an agreement with              or agreement except in the
   respect to any merger,                    ordinary course of business
   consolidation, liquidation or             consistent with past practice;
   business combination, or any
   acquisition or disposition of all      .  license any material intellectual
   or substantially all of the               property rights to or from any
   assets or securities of yesmail           third party;
   or any of its subsidiaries;
                                          .  except as required to comply with
 .  except as set forth below, create         applicable law, plans or
   or incur indebtedness other than          agreements existing on
   indebtedness which existed on the         December 14, 1999, or as
   unaudited balance sheet of                contemplated by the merger
   yesmail as of November 30, 1999,          agreement, take any action with
   or guarantee any such                     regard to any plans or agreements
   indebtedness;                             related to employee matters
                                             including, adopting or
 .  issue or sell any debt securities         terminating any employee benefit
   or warrants or other rights to            plan or employment or severance
   acquire any debt securities of            arrangement, materially
   yesmail or any of its                     increasing the compensation or
   subsidiaries, guarantee any debt          fringe benefits of, or pay any
   securities of another person or           bonus to, any director, officer
   enter into any "keep well" or             or key employee, or accelerating
   other agreement to maintain any           the payment or vesting of any
   financial statement condition of          compensation or benefits;
   another person other than the
   incurrence of accounts payable in      .  make or rescind any tax election
   the ordinary course of business;          or settle or comprise any tax
                                             liability;
 .  make any loans, advances (other
   than routine advances to yesmail       .  initiate, compromise or settle
   employees in the ordinary course          any material litigation or
   of business consistent with past          arbitration proceeding;
   practice) or capital
   contributions to, or investment        .  close any facility or office; and
   in, any other person;
                                          .  take or agree to take any action
                                             which would materially impair or
                                             prevent the conditions of the
                                             merger set forth in the merger
                                             agreement from being satisfied.

CMGI and yesmail have each agreed to use reasonable efforts to:

 . take all appropriate action to consummate the transactions contemplated by the merger agreement as promptly as practicable;

 . obtain any consents, licenses, permits, waivers, approvals, authorizations or orders from governmental entities or other third parties required in connection with the transactions contemplated by the merger agreement; and

 . make all necessary filings and submissions with respect to the transactions contemplated by the merger agreement under federal and state securities laws, antitrust laws and other applicable laws as promptly as practicable.

   CMGI and yesmail have also each agreed to use reasonable efforts to obtain any governmental clearances or approvals required under antitrust laws for the closing of the merger. CMGI has the right to direct any governmental proceedings or negotiations relating to those governmental clearances, provided that yesmail has a reasonable opportunity to participate in the proceedings. Neither CMGI nor any of its subsidiaries is required either to divest any of its businesses, product lines or assets, or to take any other action that could reasonably be expected to have a material adverse effect on CMGI or, if the merger is consummated, CMGI as combined with yesmail, or to take any action with respect to any government clearances or approvals if the Department of Justice or the Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the merger.

   Yesmail is Restricted from Trying to Sell Itself to Another Party. Yesmail has agreed that neither it nor any of its subsidiaries will, directly or indirectly through their respective officers, directors, employees, financial advisors or agents, (1) solicit, initiate, or encourage any proposal that could reasonably be expected to lead to an acquisition proposal, (2) enter into discussions or negotiations concerning, or provide any information relating to, any acquisition proposal, or (3) agree to or recommend any acquisition proposal. The merger agreement defines an acquisition proposal to mean a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, tender offer, sale of shares of capital stock (excluding sales pursuant to existing yesmail stock plans or warrants) or a similar transaction involving yesmail or any of its subsidiaries.

   However, yesmail and the yesmail board of directors may, so long as yesmail has not breached the provisions in the merger agreement with respect to the nonsolicitation of acquisition proposals and yesmail stockholders have not already approved the adoption of the merger agreement:

 . furnish information to, or enter into discussions or negotiations with, a third party in connection with an unsolicited bona fide written acquisition proposal or recommend an unsolicited bona fide written acquisition proposal to yesmail stockholders, if and only to the extent that (1) the yesmail board of directors believes in good faith after consultation with its financial advisor that the acquisition proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable than the proposed merger, and the yesmail board of directors determines in good faith after consultation with outside legal counsel that such action is necessary in order for the yesmail board of directors to fulfill its fiduciary duties, (2) prior to furnishing the information to, or entering into discussions or negotiations with such a third party, the yesmail board of directors receives from such third party an executed confidentiality agreement no less favorable than the confidentiality agreement between CMGI and yesmail, and (3) prior to recommending a superior proposal or terminating the merger agreement in connection with a superior proposal, yesmail gives CMGI at least five business days' prior notice of its intent to do so in order to provide CMGI an opportunity to make a counterproposal which yesmail and its advisors must negotiate with CMGI during that period; or

 . comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with respect to such an acquisition proposal.

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

   Yesmail has agreed to notify CMGI in reasonable detail (orally and in writing) within one business day of receipt of any acquisition proposal or request for non-public information. Yesmail has agreed to continue to keep CMGI promptly informed of any change in the status of any discussions or negotiations and the terms being discussed or negotiated.

   Director and Officer Indemnification. The merger agreement provides that for a period of six years after the effective time of the merger, CMGI will cause the surviving corporation to honor all of yesmail's obligations to indemnify each present and former director and officer of yesmail against any costs or expenses pertaining to matters existing or occurring at or prior to the effective time of the merger. If the surviving corporation consolidates or merges with another entity or transfers all or substantially all of its assets, CMGI has agreed to either guaranty this indemnification obligation or cause proper provision to be made for the assignment of this obligation to the surviving corporation's successors.

   Termination of Yesmail 401(k) Plan. Yesmail agreed to terminate its 401(k) plan prior to the closing of the merger and not to establish another defined contribution plan without CMGI's consent.

Conditions to Obligations to Effect the Merger

   The obligations of CMGI and yesmail to effect the merger are subject to the satisfaction or waiver of the following conditions:

 . the yesmail stockholders must have approved and adopted the merger agreement and the merger;

 . the waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Act must have expired or been terminated;

 . the parties must have obtained all government authorizations and consents other than those the failure of which to obtain is not reasonably likely to have a material adverse effect on yesmail or CMGI;

 . the registration statement, of which this proxy statement/prospectus is a part, must have become effective and not be subject to any stop order or other similar proceeding; and

 . there must be no order, stay, decree, judgment or injunction, or statute, rule or regulation in effect that makes the merger illegal.

   In addition, the obligations of CMGI and the transitory subsidiary to effect the merger are subject to the satisfaction or waiver of the following conditions:

 .  the representations and                .  CMGI receives an opinion from its
   warranties of yesmail in the              counsel (or yesmail's counsel if
   merger agreement must be true and         CMGI's counsel does not provide
   correct as of December 14, 1999,          such an opinion) to the effect
   the date of the merger agreement          that the merger will be treated
   and the closing date of the               as a reorganization for federal
   merger, unless the                        income tax purposes under Section
   representations and warranties            368(a) of the Internal Revenue
   are made as of another date, in           Code;
   which case they must be true and
   correct as of such date, and,          .  yesmail obtains all required
   with respect to the closing date          third party consents; and
   of the merger, except where the
   failure to be true and correct         .  CMGI receives copies of the
   has not had, and is not                   resignations of each yesmail
   reasonably likely to have, a              director.
   material adverse effect on
   yesmail;

 .  yesmail must have performed in
   all material respects all
   obligations required to be
   performed by it under the merger
   agreement at or prior to the
   effective time of the merger;

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

   In addition, the obligation of yesmail to effect the merger is subject to the satisfaction or waiver of the following conditions:

 . the representations and warranties of CMGI and the transitory subsidiary in the merger agreement must be true and correct as of December 14, 1999, the date of the merger agreement and the closing date of the merger, unless the representations and warranties are made as of another date, in which case they must be true as of such date, and, with respect to the closing date of the merger, except where the failure to be true and correct has not had, and is not reasonably likely to have, a material adverse effect on CMGI;

 . CMGI and the transitory subsidiary must have performed in all material respects all obligations required to be performed by them under the merger agreement at or prior to the effective time of the merger; and

 . yesmail receives an opinion from its counsel (or from CMGI's counsel if yesmail's counsel does not provide such an opinion) to the effect that the merger will be treated as a reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code.

Termination; Expenses and Termination Fees

 Termination

   The merger agreement may be terminated by written notice by the terminating party under the following circumstances at any time prior to the effective time of the merger:

 .  by mutual written consent of the
   parties;
                                          .  by CMGI if (1) the yesmail board
 .  by either CMGI or yesmail if the          of directors fails to recommend
   merger has not closed by June 30,         approval of the merger agreement
   2000, unless the delay was due to         and the merger to yesmail
   the terminating party's failure           stockholders or withdraws or
   to fulfill any obligation under           modifies its recommendation; (2)
   the merger agreement;                     the yesmail board of directors
                                             approves or recommends to yesmail
 .  by either CMGI or yesmail if a            stockholders an alternative
   governmental entity issues a              transaction, as described below;
   nonappealable final order, decree         (3) an alternative transaction
   or ruling or taken any other              has been announced or is
   nonappealable final action, which         otherwise publicly known and the
   permanently restrains, enjoins or         yesmail board of directors has
   otherwise prohibits the merger;           either failed to recommend
                                             against acceptance of it by its
 .  by either CMGI or yesmail if the          stockholders within ten days of
   requisite vote of yesmail                 receiving a written request from
   stockholders in favor of the              CMGI to do so or it has failed to
   merger agreement and the merger           reconfirm its approval of the
   (unless the terminating party is          merger agreement and the merger
   in breach of the merger                   within ten days of receiving a
   agreement) is not obtained at the         written request from CMGI to do
   special meeting of stockholders;          so; or (4) a third party, other
                                             than CMGI or an affiliate of
 .  by CMGI or yesmail if there has           CMGI, commences a tender offer or
   been a breach of or failure to            exchange offer for 20% or more of
   perform any representation,               the outstanding shares of yesmail
   warranty, covenant or agreement           common stock and the yesmail
   in the merger agreement by the            board of directors recommends
   other party which causes                  that its stockholders tender
   specified conditions to the               their shares in the tender or
   closing of the merger not to be           exchange offer, or within ten
   satisfied and which is not cured          days after the tender or exchange
   within 20 days after the                  offer is commenced, the yesmail
   breaching party receives a                board of directors fails to
   written notice of the breach;             recommend against acceptance of
                                             the offer or takes no position
                                             with respect to the acceptance of
                                             the offer; or

 . by yesmail if (1) it has received an unsolicited acquisition proposal that the yesmail board of directors believes in good faith after consultation with its financial advisor is a superior proposal to the merger agreement,
   (2) it has complied with the provisions of the merger agreement with respect to the nonsolicitation of acquisition proposals, (3) its board of directors has determined in good faith after consultation with its outside legal counsel that termination of the merger agreement is necessary in order for the yesmail board of directors to fulfill its fiduciary duties, and (4) it pays to CMGI the specified termination fee and expenses.

   An alternative transaction is defined in the merger agreement as:

 . a transaction where a party other than CMGI or its affiliates acquires more than 20% of the outstanding shares of yesmail common stock pursuant to a tender offer or exchange offer or otherwise;

 . a merger or other business combination in which a party other than CMGI or its affiliates acquires more than 20% of the outstanding shares of yesmail common stock or of the surviving entity;

 . any transaction in which a party other than CMGI or its affiliates acquires control of assets of yesmail having a fair market value equal to more than 20% of the fair market value of all yesmail assets immediately prior to such transaction; or

 . any public announcement by a party other than CMGI or its affiliates of a proposal, plan or intention to enter into such a transaction.

   If either CMGI or yesmail terminates the merger agreement because of any of the reasons above, all obligations of the parties under the merger agreement will terminate (with certain exceptions) and there will be no liability, except for any liability for willful breaches of the merger agreement or the provisions of the stock option agreement, on the part of CMGI, yesmail, the transitory subsidiary or their respective officers, directors, stockholders or affiliates. In addition, certain representations and warranties, as well as the mutual confidentiality agreement dated December 3, 1999 between CMGI and yesmail will survive any termination of the merger agreement.

   In addition to any termination fee described below which may be due, yesmail has agreed to pay up to a maximum of $500,000 to CMGI as reimbursement for its fees and expenses paid in connection with the merger if the merger is not consummated by June 30, 2000 because:

 . CMGI terminates the merger agreement because the representations and warranties of yesmail fail to be true and correct, except to the extent that such failure has not had, and is not reasonably likely to have, a material adverse effect on yesmail; or

 . either CMGI or yesmail terminates the merger agreement because the requisite vote of yesmail stockholders at the special meeting to approve the merger agreement and the merger is not obtained and the merger agreement is terminated under circumstances in which the termination fee described below is not owed by yesmail to CMGI.

 Expenses

   Except as set forth in the previous section, CMGI and yesmail will pay their own expenses incurred in connection with the merger. However, CMGI and yesmail will share equally any expenses, other than attorney's fees, incurred with respect to the printing and filing of this proxy statement/prospectus and the registration statement of which this is a part.

 Termination Fees

   Yesmail agrees to pay CMGI a $20 million termination fee if the merger agreement is terminated under the following circumstances:

 . by CMGI because (1) the yesmail board of directors fails to recommend the merger agreement and the merger to yesmail stockholders or withdraws or modifies its recommendation; (2) the yesmail board of directors recommends to yesmail stockholders an alternative transaction; (3) an alternative transaction is announced or otherwise publicly known and the yesmail board of directors fails to recommend against acceptance of it by yesmail stockholders within ten days of receiving a written request from CMGI to do so or the yesmail board of directors fails to reconfirm its approval of the merger agreement and the merger within ten days of receiving a written request from CMGI to do so; or (4) a third party, other than CMGI or an affiliate of CMGI, commences a tender offer or exchange offer for 20% or more of the outstanding shares of yesmail common stock and the yesmail board of directors recommends that yesmail stockholders tender their shares in the tender or exchange offer, or within ten days after the tender or exchange offer is commenced, the yesmail board of directors fails to recommend against acceptance of the offer or takes no position with respect to the acceptance of the offer;

 . by CMGI because yesmail breaches the provisions in the merger agreement with respect to nonsolicitation of acquisition proposals or it fails to call the special meeting and to recommend the merger agreement and the merger to yesmail stockholders; or

 . by yesmail if (1) it has received an unsolicited acquisition proposal that the yesmail board of directors believes in good faith, after consultation with its financial advisor, is a superior proposal to the merger agreement,
   (2) it has complied with the provisions of the merger agreement with respect to nonsolicitation of acquisition proposals, and (3) its board of directors has determined in good faith after consultation with its outside legal counsel that termination of the merger agreement is necessary in order for the yesmail board of directors to fulfill its fiduciary duties.

   In addition, yesmail has agreed to pay CMGI a $10 million termination fee if the merger agreement is terminated by either CMGI or yesmail because the requisite vote of yesmail stockholders at the special meeting to approve the merger agreement and the merger is not obtained and, at or prior to terminating the agreement, an alternative transaction with respect to yesmail was publicly announced. If such $10 million is due and yesmail enters into a definitive agreement with respect to an alternative transaction, or an alternative transaction is consummated within 12 months of the termination of the merger agreement, then yesmail agrees to pay CMGI an additional $10 million. An alternative transaction in the context of this paragraph is the acquisition, or the public announcement of the intent to make an acquisition, by a party other than CMGI or its affiliates, of more than 50% of the outstanding stock of either yesmail or an entity surviving a combination with yesmail or more than 50% of yesmail's assets.

Amendment

   Generally, the board of directors of each of CMGI and yesmail may amend the merger agreement at any time prior to the effective time. However, after stockholders of yesmail or the transitory subsidiary approve the merger agreement and the merger, any amendment will be restricted by the Delaware corporation statute. Amendments must be in writing and signed by all parties.

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                                OTHER AGREEMENTS

Stock Option Agreement

   In connection with the merger agreement, CMGI and yesmail entered into a stock option agreement, dated as of December 14, 1999, which is attached as Exhibit A to Annex A of this proxy statement/prospectus. The option agreement grants CMGI the right to purchase up to 4,044,400 shares of yesmail common stock, constituting approximately 19.9% of yesmail's outstanding common stock, at an exercise price of $25.76 per share, subject to adjustment. However, CMGI may not exercise this option to acquire more than 19.9% of the outstanding shares of the yesmail common stock. The option becomes exercisable after the earliest to occur of the following:

 . CMGI terminates the merger agreement because (1) the yesmail board of directors fails to recommend the merger agreement and the merger to yesmail stockholders or withdraws or modifies its recommendation; (2) the yesmail board of directors recommends to yesmail stockholders an alternative transaction; (3) an alternative transaction is announced or otherwise publicly known and the yesmail board of directors fails to recommend against acceptance of it to yesmail stockholders within ten days of receiving a written request from CMGI to do so or the yesmail board of directors fails to reconfirm its approval of the merger agreement and the merger within ten days of receiving a written request from CMGI to do so; or (4) a third party, other than CMGI or an affiliate of CMGI, commences a tender offer or exchange offer for more than 20% of the outstanding shares of yesmail common stock and the yesmail board of directors recommends that yesmail stockholders tender their shares in the tender or exchange offer, or within ten days after the tender or exchange offer is commenced, the yesmail board of directors fails to recommend against acceptance of the offer or takes no position with respect to the acceptance of the offer;

 . CMGI terminates the merger agreement because yesmail breaches the provisions in the merger agreement with respect to the nonsolicitation of acquisition proposals or it fails to call the special meeting and to recommend the merger agreement and the merger to yesmail stockholders; or

 . yesmail terminates the merger agreement after (1) it has received an unsolicited acquisition proposal that the yesmail board of directors believes in good faith, after consultation with its financial advisor, is a superior proposal to the merger agreement, (2) it has complied with the provisions of the merger agreement with respect to the nonsolicitation of acquisition proposals, (3) its board of directors has determined in good faith after consultation with its outside legal counsel that termination of the merger agreement is necessary in order for the yesmail board of directors to fulfill its fiduciary duties, and (4) it pays to CMGI the specified termination fee and expenses.

   Once the option is exercisable, CMGI may exercise its option in whole or in part, at any time or from time to time, prior to its termination at the earliest of:

 .  the effective time of the merger;

 .  termination of the merger agreement under circumstances that do not entitle
   CMGI to receive a fee;

 . the date on which CMGI realizes a total profit of $25 million based on the amount of cash received by CMGI as a result of the termination of the merger agreement plus cash amounts CMGI receives from sales of the shares of yesmail common stock issued to CMGI upon exercise of its option, less CMGI's purchase price for such shares of yesmail common stock; and

 .  90 days after the date on which the merger agreement is terminated, unless
   CMGI cannot exercise its option or yesmail cannot deliver to CMGI the shares of yesmail common stock purchased upon exercise of the option because conditions to yesmail's obligation to deliver such shares of its common stock have not been met, in which case the option will not expire until 30 days after such impediment to exercise has been removed.

   At any time during which CMGI's option is exercisable, CMGI has the right to cause yesmail to repurchase from CMGI all or any portion of CMGI's option (to the extent not previously exercised) and the shares of yesmail common stock that CMGI purchased by exercising its option. CMGI must give written notice to yesmail of such demand for repurchase.

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   The repurchase price for CMGI's option is the difference between the market/tender offer price and the purchase price (if the market/tender offer price is greater). The market/tender offer price is the greater of:

 . the price per share of yesmail common stock offered pursuant to a tender or exchange offer or an acquisition proposal that was made prior to and not terminated or withdrawn as of the date on which CMGI gave notice of its repurchase demand to yesmail; and

 . the average of the closing price per share of yesmail common stock on the Nasdaq National Market for the ten trading days immediately preceding the notice date.

   The purchase price is the product of the exercise price per share of yesmail common stock and the number of shares of yesmail common stock purchasable pursuant to the option for which CMGI is demanding repurchase.

   The repurchase price for the shares of yesmail common stock that CMGI had acquired by exercising its option is the product of:

 . the number of such shares of yesmail common stock for which CMGI is demanding repurchase; and

 . the purchase price per share (plus the difference between the market/tender offer price and the purchase price if the market/tender offer price is greater) paid by CMGI for such shares of yesmail common stock.

   In the event that yesmail is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing in full the option or shares of yesmail common stock as demanded by CMGI, then yesmail must immediately notify CMGI of the prohibition. In addition, within five business days after each date on which yesmail is no longer so prohibited, yesmail must deliver to CMGI that portion of the repurchase price. However, during the prohibition period and so long as yesmail is using its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable to accomplish such repurchase, CMGI may revoke its notice demanding repurchase, in whole or to the extent of the prohibition. If CMGI revokes its notice, yesmail must promptly deliver to CMGI the portion of the repurchase price which yesmail is not prohibited from delivering and, as appropriate:

 . a new stock option agreement evidencing CMGI's right to purchase that number of shares of yesmail common stock obtained by multiplying (1) the number of shares of yesmail common stock for which the surrendered stock option agreement was exercisable at the time of delivery of the notice by (2) a fraction, the numerator of which is the repurchase price less the portion of the repurchase price previously delivered to CMGI, and the denominator of which is the repurchase price; and

 . a certificate for the shares of yesmail common stock that yesmail is then so prohibited from repurchasing.

   Yesmail has agreed to file up to two registration statements within two years following any purchase by CMGI of shares of yesmail common stock under the option to register the resale by CMGI of those shares under applicable federal and state securities laws.

Stockholder Agreement

   As an inducement to CMGI to enter into the merger agreement, some of the yesmail stockholders, who beneficially owned as of December 14, 1999 an aggregate of 7,754,722 shares of yesmail common stock, entered into a stockholder agreement with CMGI, dated as of December 14, 1999, which is attached as Exhibit B to Annex A of this proxy statement/prospectus, agreeing to vote their shares in favor of the merger agreement and the merger and against specified alternative transactions. The stockholders retain the right to vote their shares on all other matters.

   The stockholders also appointed CMGI, or any nominee of CMGI, as their lawful attorney and proxy with the limited right to vote each of the 7,754,722 shares of yesmail common stock at every yesmail stockholders meeting and every written consent in lieu of such meeting, in favor of approval of the merger and the merger agreement. The stockholder agreement terminates upon the earlier of the merger becoming effective in accordance with the terms and provisions of the merger agreement and the termination of the merger agreement.

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                       DESCRIPTION OF YESMAIL'S BUSINESS

The Yesmail Solution

   Yesmail provides a comprehensive solution for permission email direct marketing through the yesmail network. Through yesmail's network of direct marketers, network partners and third party list managers, and members, yesmail can direct a campaign to a targeted audience currently consisting of over 5 million self-selected individuals. Yesmail links each of the three constituencies within its network with proprietary technology to target, track and manage direct marketing campaigns over the Internet.

   Benefits to Direct Marketers. Yesmail provides direct marketers with access to a broad reach of Internet users who have given their permission to receive promotional information in specific categories of interest. Yesmail enables direct marketers to optimize the performance of their direct marketing campaigns by reaching targeted audiences based on specific profiles and response behaviors. In addition, yesmail provides direct marketers with comprehensive real-time tracking and reporting services to monitor the effectiveness of their campaign. Yesmail's proprietary products and services enable direct marketers to deliver the right information to the right people at the right time, resulting in a direct marketing campaign with a high return on investment for the direct marketer.

   Benefits to Network Partners. Yesmail's network partners are primarily Web sites that have developed or are in the process of developing permission-based email lists. Yesmail enables its network partners to generate additional revenues from their Web site visitors and customers by providing access to direct marketers, without the costs and challenges associated with building and maintaining their own direct marketing sales forces and email direct marketing technologies. Yesmail's network partners benefit from its proprietary technology that tracks the responses of its list members, thereby enhancing the value of its lists to direct marketers. Network partners also benefit from the scale and reach of yesmail's network and the organization of all network members into categories of interest and response rate histories.

   Benefits to Members. Membership in My.Yesmail enables members to control the flow of subscription information they receive via email. Yesmail members benefit by receiving messages from merchandisers that are targeted to their specific interests. These messages inform members about matters such as new product offerings and special pricing promotions. Yesmail also provides these members with the tools necessary to organize their email subscriptions and permission lists, filter undesired promotional materials and control message frequency. Yesmail believes that its ability to create a trusted brand name for permission email messages will enable its members to have greater confidence in the messages they receive.

Yesmail Strategy

   Yesmail's objective is to be a leading provider of permission email direct marketing. The key elements of yesmail's strategy are as follows:

   Provide Effective Email Direct Marketing Programs. By combining proprietary technology with the yesmail network, yesmail strives to enable direct marketers to maximize the return on their investment. Yesmail intends to continue to improve its ability to provide effective direct email campaigns to highly targeted and responsive audiences. Yesmail provides a comprehensive permission email direct marketing solution that enables marketers to cost-effectively target an audience that has expressed a prior interest in receiving promotional email messages on specific topics.

   Maximize Targeted Reach Through a Permission-Based Network. Yesmail plans to continue to expand its network of members who are permission-based, direct email recipients because yesmail believes that major marketers value broad reach through a single provider. Yesmail intends to expand the yesmail Network through a variety of relationships with its network partners for whom yesmail provides services, including permission list building, management and reselling, and through an increase in the number of members in its own proprietary list. Yesmail also intends to improve the depth and breadth of the information yesmail manages with respect to these members, principally in the area of compiling response histories.


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   Expand Sales, Marketing and Client Services. Yesmail believes that effective selling, marketing and client service are essential to expanding its business. Yesmail plans to significantly increase the size of its direct sales force, broaden its network partner development efforts and expand its advertising to direct marketer clients and its advertising agencies. Yesmail intends to continue to build on its expertise to provide permission email direct marketing services to yesmail's direct marketer clients by leveraging its experienced direct marketing staff. Yesmail also plans to continue to enhance its Web site as a tool for marketing, customer service and campaign reporting.

   Leverage Proprietary Technology. Yesmail intends to continue to develop, acquire or license proprietary products and technology in such areas as message targeting, response tracking, advanced messaging techniques, predictive buying behavior and permission network development. Yesmail also plans to continue using technology to deliver innovative products and services to its network partners and to their members.

   Build a Leading Brand. Yesmail believes that individuals will increasingly seek to obtain more control over the marketing messages they receive. Yesmail plans on leveraging its leadership position by closely associating the yesmail brand with member-authorized messaging. Yesmail intends to implement its strategy through a program that includes maintaining strict standards for permission and privacy, supporting relevant industry initiatives and offering member-oriented products for filtering and controlling their messages. Yesmail believes that by providing individual members with products and services that help them control and manage the messages they receive, it will build a positive relationship with its members and a leading brand.

Products and Services

 The yesmail network

   The yesmail network is a comprehensive permission email marketing program, comprised of three constituencies: direct marketers, network partners and third party list managers, and members. Yesmail provides proprietary products, technology, direct marketing expertise and a direct sales force to meet the needs of these constituencies to effectively deliver permission email marketing campaigns to a targeted audience. In the nine months ended September 30, 1999, yesmail sent over 15.1 million permission email messages for over 180 direct marketers.

   Direct Marketers. Yesmail's customers include direct marketers whose objective is to generate product sales from marketing campaigns that result in a high return on investment. For the first nine months of 1999, revenues from yesmail's largest customer, Fingerhut, represented 20.9% of revenues. In 1997 and 1998, no customer accounted for more than 10% of yesmail's revenues.

   Yesmail initiates relationships with direct marketers principally through its direct sales force and often work in conjunction with the direct marketers' advertising or promotional agencies. Yesmail assigns a marketing account executive to assist its direct marketer clients in executing permission email campaigns and use its proprietary products to provide targeting, tracking and reporting services. Yesmail's pricing is currently based on a cost per thousand emails for each direct marketing message delivered. In the future, yesmail's pricing practices may include performance-based measures such as cost per response or revenue sharing.

   Yesmail's permission email campaigns are developed and executed quickly, often within one week. Permission email direct marketing response time is very rapid compared to traditional direct marketing. Yesmail's direct marketer clients frequently receive 75% of their responses within 48 to 72 hours of delivery. Yesmail provides its direct marketers with relevant information required to measure the results of their campaigns, including consumer response, consumer activity on their Web sites, conversion to purchase and campaign return on investment. Yesmail's current proprietary products as well as products under development for direct marketers include:

 . eTrack is a proprietary email response tracking, reporting and analysis program which direct marketers can readily and transparently incorporate into their Web pages to track individual responses from click through

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   to as many as ten levels of response, including product purchase. Response rates and return on investment calculations are reported real time to yesmail's direct marketer clients through secure access to its Web site. Historical responses to all campaigns are recorded in order to build individual response data files for each permission list member.

 . eCampaign is used to design and execute multi-tier direct marketing campaigns with targeted promotional messages based on member responses to prior messages.

 . eTarget is designed to provide selection and sampling technology to match yesmail's direct marketer client's message with the best targeted audience from the yesmail Network. eTarget will also schedule the delivery of email messages, collect payment information and automatically generate notices of messaging status.

   Yesmail's eTrack and eCampaign products were launched in April 1999 and yesmail's eTarget product was launched in July 1999. Yesmail expects to introduce ePredict by the end of the fourth quarter of 1999.

   Yesmail Network. The yesmail network provides access to over 5 million individuals who have given their permission to receive direct marketing messages in specific categories of interest to them. Yesmail provides direct marketers access to these individuals through its own proprietary list, lists from its network partners, primarily Web sites that have developed or are in the process of developing their own permission email lists, and third party list managers. Yesmail's relationships with its network partners include yesmail's exclusive management of its network partners' lists for which yesmail pays its network partners a percentage of revenues derived from the sale of these lists. Yesmail's network also includes re-seller arrangements under which yesmail pays third party list managers a fixed fee for the nonexclusive use of their list for a specific campaign. All network partners and third party list managers must meet yesmail's consumer permission policy requirements, which mandate that each list member has given prior permission to receive promotional messages and has the ongoing opportunity to retract their permission. Yesmail's objective is to increase the mix of its network partners from lower margin reseller relationships to higher margin contractual managed arrangements and yesmail's proprietary member base.

   Yesmail's network partners use yesmail's products and services to generate additional revenue from their existing email lists, but only with respect to the members of their permission email lists who have given their prior permission to receive emails. Yesmail's ePredict product is being designed to enable yesmail's network partners to receive further revenues for those list members who have a demonstrated history of responsiveness.

   In the first quarter of 1999, yesmail began to enter into contracts to exclusively build and manage permission email lists for its network partners. These contracts are generally for an initial term of 1 to 3 years, with an annual automatic renewal. Pursuant to these contracts, yesmail's network partners share the revenues yesmail receives when they send promotional email messages to persons on its permission lists. In addition, as part of yesmail's contractual relationship, yesmail provides its network partners with the following services: build and manage their permission members, convert general lists to permission email lists, track historical responses, build databases on each permission list member, and report and analyze network usage.

   In addition to yesmail's network partners, yesmail has reseller arrangements with third party list managers, under which it pays a fixed fee for the nonexclusive use of their lists for specific campaigns. Participation in the yesmail network provides yesmail's network partners and third party list managers with the reach and visibility that are important to direct marketers. By combining their permission email lists with those of other network partners in the yesmail network, network partners can benefit from increased reach, targeting and segmentation.

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   Yesmail Members. The individuals, or yesmail members, who receive emails from yesmail's direct marketers also benefit from the yesmail network because yesmail enables them to control the email messages they receive. Yesmail believes that by giving these members more control over their email boxes yesmail can establish a beneficial relationship for all of the yesmail network constituents. In May 1999, yesmail introduced two applications, My.Interests and My.Profile, as part of the My.Yesmail suite of online applications in the third quarter of 1999, yesmail plans to introduced two more applications, My.Subscriptions and My.Events. These applications will provide yesmail members with tools, to control the emails they receive, such as:

 . My.Interests allows members to select from over 20 categories and over 250 subcategories. The My.Interests profile quickly and easily helps members define what messages they do and do not want to receive.

 . My.Profile is an application that enables yesmail's members to select and edit the information categories and subcategories that suit their particular interests. Members can control where information relating to each category is sent, allowing them to receive emails related to their jobs at their office email address and emails related to their hobbies at home.

 . My.Subscriptions is being designed to assist members in managing the lists, newsletters and sites to which they subscribe. My.Subscriptions software also is being designed to help members process subscription cancellations.

 . My.Events is being designed to remind members of birthdays, anniversaries, holidays, business meetings or other events. Additionally, after the member has set up their My.Events profile, yesmail's software is being designed to automatically send them an email reminder of the event and include some suggestions that might compliment their event. For example, a birthday reminder might include a link to an online flower or greeting card merchant.

Sales and Marketing

   Yesmail sells its services to direct marketers principally through yesmail's direct sales force. As of September 30, 1999, yesmail had 32 direct sales professionals in Chicago, Atlanta, Cincinnati, Los Angeles and San Francisco. Yesmail plans to significantly increase the size of its sales force and open additional offices over the next 12 months.

   Yesmail's direct sales force consists of internal representatives and field sales account executives. Yesmail's sales and marketing teams work together to target prospective clients, focusing initially on industry sectors, individuals and advertising agencies that are active users of Internet advertising and/or direct marketing programs. A sales representative, in conjunction with a marketing account executive, typically works with the key decision-makers and advertising agencies for the prospective client. Yesmail's sales and marketing personnel receive special training in direct marketing, interactive advertising, direct response marketing and Internet advertising techniques.

   Yesmail's marketing program is designed to build and promote the yesmail brand and to generate qualified leads for the sales team. Yesmail does this through an integrated business to business marketing program that includes print advertising in marketing and Internet trade publications, permission direct email, direct mail and banner advertising. Yesmail also promotes its business through trade show participation, speaking engagements, yesmail's weekly newsletter, WebPromote Weekly and other public relations programs.

   Yesmail has implemented a program to build its brand name with individual consumers. Yesmail's goal is to establish its brand as the recognized and trusted provider of permission-based information direct to consumers' email boxes. Yesmail is building its brand and its relationships with consumers through special products, including My.Yesmail, which is distributed for free through the yesmail.com Web site and yesmail's network affiliate partners. Yesmail reinforces its brand name by having its name appear in the "from" line in most of the permission direct email messages it sends for yesmail's direct marketer clients.

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Technology

   In offering permission email delivery services, yesmail employs advanced custom software and hardware, combining internal expertise with industry-standard technology to create a proprietary infrastructure.

 Email Technology

   Yesmail has developed a scalable proprietary email solution that can create and deliver personalized emails to targeted members in multiple email formats such as plain text, HTML and AOL-specific. Yesmail can also personalize the content of the message specifically to each member. In addition to supporting high levels of email output, yesmail also employs sophisticated automatic routing of email they receive. Inbound traffic could include reports of undeliverable email and confirmations of customer requests to be included or excluded from an information service. Yesmail's solution allows for monitoring of all stages of an email campaign as well as the recording of key statistics regarding the campaign.

 Tracking

   Tracking is the mechanism by which yesmail records a history of events that a member performs in response to yesmail's permission email campaign and subsequent visits to the advertiser's Web site. Because the email yesmail sends can be personalized, yesmail is able to embed unique elements in an email message that allows its tracking technology to identify members even before they click-through to the advertiser. Yesmail can record each action that the member performs on an advertiser's Web site and are able to use this information to help predict the behavior of those members with regard to new advertising campaigns.

 Sniffing

   Sniffing is the mechanism by which yesmail gathers additional data on a member through recording freely available user information, from sources such as their browser, during viewing sessions of an advertiser's Web site. With this technology, yesmail is able to gain additional information to help target members, as well as improve the success rates of its campaigns. Yesmail uses sniffing to learn what email client is being used, for identifying email format capabilities such as plain text or HTML and identifying a member's location. This is accomplished by looking up the Internet address assigned when they connected to the Internet. Yesmail may also take this information and cross-reference it with other databases, including third-party Internet resources, and record the additional information in its databases for future targeting.

 Security

   Information recorded about members is not released to external parties. Internally, the security and privacy of this information is guarded in several ways. Yesmail's employees are on a network that is physically separate from the network that sends the emails. Access to yesmail's databases and security control points is limited to select members of yesmail's information technology group. Each action by the member to request to be included or excluded from an information service, to change list memberships, or to request pricing or other key data points is tracked and maintained to provide an audit trail for members, network partners and marketers in order to protect privacy and choice. Yesmail's Web-based products utilize industry-standard secure user authentication, and each function that is performed re-verifies security rights each time it is employed. Yesmail employs a proprietary user account security system to provide an additional level of security.

 Data Centers and Network Access

   Yesmail's computer servers are grouped into three task areas: emailing, tracking and Web serving, and corporate email and connectivity. Each area is independently connected to the Internet through separate CheckPoint Firewall-1 servers. This architecture ensures that yesmail's corporate functions remain separate from mission-critical applications and Web server traffic, while still providing backup options in case of system failure.

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   Yesmail's data centers use Compaq Proliant servers running Windows NT and
Sun servers running the Solaris operating system. Yesmail uses Microsoft SQL Server 7.0 for its transaction databases and Oracle for its financial databases. Yesmail's products are built on three tiers of functionality: user interface, execution of program code and access to stored database functions and data. By separating these tiers, each element becomes reusable and scalable to support growth.

   Yesmail's Internet connectivity solution allows it to deliver emails to several of the top members at a fraction of the normal delay of traditional Internet connections without having to ever go through the backbone of the Internet. Yesmail accomplishs this through multiple T-1 Internet connections provided by Qwest Communications Corporation and Advanced Information Systems, Inc. Yesmail employs sophisticated monitoring technology to tract the status of its network, connectivity and throughput of its own network in addition to those through which yesmail connects.

   All of yesmail's systems are backed up on a regular schedule with onsite copies in fireproof storage. Backups are regularly rotated to offsite secure storage. Yesmail seeks to ensure the maximum uptime of its network through backup electrical power systems, continuously updated and available backup hard drive systems, computer parts that can be replaced without shutdown and separate physical sites that can take over in the case of catastrophic failure.

 Licensed Technology

   Yesmail licenses technology from third parties that is incorporated into its products. Specifically, yesmail has entered into a nonexclusive software license agreement with Revnet Systems, Inc. relating to email delivery technology. Under this agreement, yesmail is obligated to pay Revnet a fee of $325,000 per year in addition to any service fees incurred during the term of the agreement. The service fees under this license represent fees for implementation and training services provided by Revnet. These fees are paid monthly as incurred. As of September 30, 1999, yesmail has not incurred any of these service fees and does not anticipate incurring any material service fees under this license. This agreement is for an initial term of two years which expires in March 2001.

Competition

   Yesmail competes in the market for Internet advertising and email direct marketing, which is intensely competitive and rapidly changing. This market is highly fragmented with the largest companies accounting for only a small portion of the market in 1998. Yesmail expects that competition will increase significantly in the near-term because of the attention the Internet has received as a means of advertising and direct marketing and because there are no significant barriers of entry into the market. Yesmail's primary long-term competitors may not have entered the market yet because yesmail's market is new. Competition could result in price reductions, changes in the way services are priced, reduced gross margin and loss of market share, any of which could materially adversely affect yesmail's business.

   Many of yesmail's current and potential competitors have greater name recognition, longer operating histories, larger customer bases and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources. Some of yesmail's potential competitors are among the largest and most well-capitalized companies in the world. In addition, some of yesmail's competitors may include Web site owners who choose to manage their own permission email lists. Yesmail expects to face competition from these and other competitors, including:

                                          .  independent list managers;
 .  Internet portals who offer direct
   email services to their email          .  incentive-based subscriber lists
   lists such as Excite and Yahoo!;          such as MyPoints and Netcentives;
                                             and
 .  traditional list brokers such as
   American List Counsel and Venture      .  customer management and retention
   Communications;                           service companies such as Digital
                                             Impact and Post Communications.
 .  banner advertising managers such
   as DoubleClick, 24/7 Media and
   Flycast Communications;

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   If one or more of yesmail's current or future competitors were to achieve leading positions in the industry or if they were to expand relationships with significantly larger companies through mergers, acquisitions or otherwise, yesmail's business could be seriously harmed. In addition, potential competitors may bundle or incorporate the functionality of yesmail's products into their products in a manner that eliminates the need for yesmail's products or discourages users from purchasing yesmail's products.

Intellectual Property Rights

   Yesmail's success and ability to compete are substantially dependent upon yesmail's technology and intellectual property. While yesmail relies on copyright, trade secret and trademark law to protect its technology and intellectual property, yesmail believes that factors such as the technological and creative skills of its personnel, new product and service developments, frequent product and service enhancements and reliable product and service maintenance are more essential to establishing and maintaining an intellectual property leadership position. Yesmail has no patents or patent applications pending. Others may develop products and services that are similar or superior to yesmail's.

   Yesmail generally enters into confidentiality or license agreements with its employees, consultants and corporate partners and generally controls access to and distribution of its products, documentation and other proprietary information. Despite yesmail's efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products, services or technology. Policing unauthorized use of yesmail's proprietary information is difficult, and the steps yesmail has taken might not prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect its proprietary rights as fully as do the laws of the United States.

   Yesmail's products and services operate in part by collecting and utilizing data derived from user activity on the yesmail network. This information is used to target marketing materials and to predict the performance of these materials. This creates the potential for claims to be made against yesmail, either directly or through contractual indemnification provisions with customers, including negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories. In addition, others may claim rights to this information. It is also possible that if any such information contains errors, third parties could make claims against Yesmail for losses incurred in reliance on such information. Although yesmail carries general liability insurance, its insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed.

   Substantial litigation regarding intellectual property rights exists in the technology industry. From time to time, third parties have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to yesmail. Yesmail expects that it may increasingly be subject to infringement claims as the number of competitors in yesmail's industry segments grows and the functionality of products in different industry segments overlaps. In addition, yesmail believes that many of its competitors have filed or intend to file patent applications covering aspects of yesmail's technology that they may claim yesmail's intellectual property infringes. Although yesmail has not been party to any litigation asserting claims that allege infringement of intellectual property rights, yesmail cannot assure you that it will not be a party to litigation in the future. Any third party claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require yesmail to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to yesmail, if at all. A successful claim of product infringement against yesmail could harm its business.

Government Regulation

   There is a growing body of laws and regulations applicable to access to or commerce on the Internet. Due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted at the international, federal, state and local level with respect to the Internet or

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

email direct marketing services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Further, the growth and development of the market for email direct marketing may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may impair the growth of the Internet or email direct marketing, which could, in turn, decrease the demand for yesmail's products and services and increase yesmail's cost of doing business, or otherwise harm its business. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to yesmail's business or the application of existing laws and regulations to the Internet could harm yesmail's business.

   Legislation has recently been enacted in several states relating to the sending of unsolicited emails, a practice commonly referred to as "spamming." The federal government and several states, including New York, are considering, or have considered, similar legislation. Although the provisions of these current and contemplated laws vary, they generally limit or prohibit both the transmission of unsolicited emails and the use of familiar spamming techniques such as the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited emails include opt-out instructions and that senders of such emails honor any opt-out requests, a requirement that is consistent with yesmail's own permission email policies. Yesmail believes that its permission email system will not be affected by such legislation because it does not send unsolicited messages and because yesmail's current practices are intended to comply with current and proposed legislation. However, there can be no assurance that such legislation or similar legislation will not also affect permission email marketing in a way that could force yesmail to change its business practices, particularly in light of the rapidly evolving state of the law in this area. In such event, yesmail's business could suffer.

Employees

   As of September 30, 1999, yesmail had 118 employees, including 64 in sales and marketing, 15 in general and administrative functions, 11 in operations and 28 in research and development. Yesmail is not subject to any collective bargaining agreements and believes that its employee relations are good. Competition for employees in yesmail's industry is intense and its future success depends on its ability to attract, retain and motivate highly-skilled employees.

Facilities

   Yesmail's principal executive offices are located in Vernon Hills, Illinois, where it leases approximately 8,700 square feet under the terms of a lease that expires in October 2003. Yesmail also has regional business and sales offices in the New York metropolitan area.

   In November 1999, yesmail executed a seven year lease to rent 35,000 square feet of office premises. The lease commences in March 2000 and terminates in February 2007. The annual lease payments will gradually increase from approximately $989,000 to $1,100,000 over the lease term. The lease may be terminated prior to 2007 upon payment of an early termination fee.

Legal Proceedings

   Yesmail is not aware of any pending legal proceedings against it that, individually or in the aggregate, would have a material adverse effect on its business, results of operations or financial conditions. Yesmail may in the future be party to litigation arising in the course of its business, including claims that yesmail allegedly infringes third-party trademarks and other intellectual property rights. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Except for historical information, the discussion in this proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include, among others, those statements including the words, "expects," "anticipates," "intends," "believes" and similar language. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to the risks discussed in the section titled "Risk Factors" beginning on page 7.

Overview

   Yesmail provides permission email direct marketing services. Yesmail was founded in 1995 and yesmail was originally focused on providing a wide array of Internet marketing services. From 1995 through 1997, the majority of yesmail's revenue was derived from directory submission Internet services and business advertising on the Internet.

   After identifying the opportunity for permission email direct marketing, yesmail began to refocus its strategy towards permission email in 1998. To implement this permission email strategy, yesmail engaged a new executive management team in late 1998 and early 1999. As a result of its new focus, yesmail has built a network and developed reseller relationships which collectively provide it with reach to over 7 million self-selected individuals, who have given express permission to receive promotional messages via email on specific categories of interest. Yesmail's current strategy is to focus resources on its permission email business by continuing to build a network of subscribers and its customer base. Yesmail's change in business focus has resulted in permission email growing from approximately 25% of revenue in the third quarter of 1998 to approximately 88% of revenue in the third quarter of 1999.

   Yesmail derives revenue by charging fees for sending permission email messages. Revenue is recognized when emails are sent to subscribers. Yesmail's customers are primarily e-commerce companies and their interactive advertising agencies.

   Yesmail delivers email messages to members of the yesmail network, consisting of yesmail's permission email lists and those of its network partners, and permission email lists from third party list managers. Yesmail pays its network partners or third party list managers either a percentage of revenue derived from the delivery of email messages to members on the lists they provide or a fixed fee. Substantially all of yesmail's customers purchase permission email services under short-term contracts. Customers can therefore terminate these contracts on short notice without penalty. Yesmail's revenues would suffer if it were unable to secure new contracts from existing customers or obtain new customers. Yesmail expects to continue to derive a substantial majority of its revenues from short-term contracts.

   Gross margins from permission email are lower than gross margins from the other Internet marketing services. This is primarily attributable to higher costs, as a percentage of revenue, associated with the re-sale of permission email lists which are managed by third parties. As a result of its change in focus to permission email, gross margin percentage declined for the nine month period ended September 30, 1999, compared to 1998.

   Yesmail has incurred significant losses since inception and as of September 30, 1999, had an accumulated deficit of $12.7 million. Yesmail expects to increase spending on sales and marketing as it expands its sales force, increases its subscriber base and promotes awareness of its brand. Yesmail also expects substantially higher general and administrative and research and development expenses as it expands its infrastructure to support expected growth and as it continues to develop new products and enhancements to its existing products. As a result of these increases, yesmail expects to incur significant losses for the foreseeable future.

   In view of the rapidly evolving nature of the yesmail business, its limited operating history and its recent focus on permission email, yesmail believes that period-to-period comparisons of revenue and operating results,

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

including yesmail's gross margin and operating expenses as a percentage of total revenues, are not meaningful and should not be relied upon as an indication of future performance. Yesmail does not believe that its historical growth rates are indicative of future results.

Results of Operations

   Three and Nine Months Ended September 30, 1998 and 1999

   Revenues. Yesmail's revenues consist of fees from providing Internet marketing services, including the delivery of permission email direct marketing messages to members in its network, as well as banner advertising and other Internet marketing services. Total revenues were $1.1 million and $3.8 million for the three months ended September 30, 1998 and 1999, respectively, and $3.2 million and $7.5 million for the nine months ended September 30, 1998 and 1999, respectively. Permission email revenues were $278,000 and $3.4 million for the three months ended September 30, 1998 and 1999, respectively, representing 25% and 88% of total revenue in the respective periods. Permission e-mail revenues were $454,000 and $5.6 million for the nine months ended September 30, 1998 and 1999, respectively, representing 14% and 74% of total revenue in the respective periods. The increase in revenues was primarily due to the increased number of permission email messages sent in addition to an increase in the number of direct marketer clients to which yesmail provided permission email services.

   Cost of Revenue. Cost of revenues consists of expenses related to providing Internet marketing services and includes payments made to network partners and third party list managers, fees for the placement of advertisements on third party Web sites on behalf of others and personnel costs associated with yesmail's Internet marketing services. Cost of revenues were $783,000 and $2.8 million for the three months ended September 30, 1998 and 1999, respectively. Cost of revenues were $1.9 million and $5.3 million for the nine months ended September 30, 1998 and 1999, respectively. The increase in cost of revenues was primarily due to the increase in sales volume. Gross margins decreased from 30% for the three months ended September 30, 1998 to 26% for the three months ended September 30, 1999. Gross margins decreased from 39% for the nine months ended September 30, 1998 to 29% for the nine months ended September 30, 1999. The decrease was primarily a result of increased revenues associated with yesmail's permission email strategy because payments made to third party list managers are greater as a percentage of revenues than other costs of revenues.

   Sales and Marketing. Sales and marketing expenses consist of personnel and related costs for yesmail's direct sales force and marketing staff and marketing programs, including trade shows, advertising and public relations. Sales and marketing expenses were $342,000 and $3.5 million for the three months ended September 30, 1998 and 1999, respectively. Sales and marketing expenses were $1.0 million and $6.6 million for the nine months ended September 30, 1998 and 1999, respectively. The increases were primarily due to increases in yesmail's direct sales force and increased marketing expenditures targeted at building its permission email strategy. Yesmail expects sales and marketing expenses will increase substantially in absolute dollars over the next year as it hires additional sales and marketing personnel and initiates additional marketing programs.

   General and Administrative. General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, human resources, facilities and legal. General and administrative expenses were $195,000 and $1.0 million for the three months ended September 30, 1998 and 1999, respectively. General and administrative expenses were $578,000 and $2.8 million for the nine months ended September 30,1998 and 1999, respectively. The increases were primarily due to increases in the number of general and administrative personnel and increased legal and accounting costs associated with yesmail's growth. Yesmail expects general and administrative expenses to increase in absolute dollars in future periods as it hires additional personnel and incurs additional costs related to the growth of its business and its operations as a public company.

   Research and Development. Research and development expenses consist primarily of personnel, third party consulting fees, and related costs for its product development and technology initiatives. To date, all

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

research and development costs have been expensed as incurred. Research and development expenses were $122,000 and $937,000 for the three months ended September 30,1998 and 1999, respectively. Research and development expenses were $399,000 and $2.4 million for the nine months ended September 30, 1998 and 1999, respectively. The increases were primarily due to increased research and development personnel and consulting costs associated with the development of its Web site and its products which enable the execution of our permission email strategy. Yesmail believes significant investment in research and development is essential to future success and expects that research and development expenses will increase in absolute dollars in future periods.

   Stock Based Compensation. Stock based compensation expenses consist of non-cash stock compensation charges for stock options granted to employees, consultants and warrants issued to service providers. Stock based compensation was $0 and $484,000 for the three months ended September 30, 1998 and 1999, respectively. Stock based compensation was $0 and $695,000 for the nine months ended September 30, 1998 and 1999, respectively. The compensation charge represents the excess of the fair market value of the options granted over their exercise price. In addition, deferred compensation charges of $480,000 and $900,000 were recorded in the three month and nine month periods ended September 30, 1999, respectively, resulting from options issued to employees which vest over a four-year period. Deferred compensation will be charged to stock based compensation expense over the vesting period.

   Interest Expense. Interest expense consists of interest on capital lease and debt obligations. Interest expense was $8,000 and $37,000 for the three months ended September 30, 1998 and 1999, respectively. Interest expense was $27,000 and $123,000 for the nine months ended September 30, 1998 and 1999, respectively. The increases were the result of increased borrowings associated with our working capital facilities and borrowings under capital lease facilities.

   Income Taxes. No provision for federal or state income taxes was recorded as yesmail incurred net operating losses since inception through September 30, 1999. As of December 31, 1998, yesmail had approximately $1.4 million of federal and state net operating loss carry-forwards which expire in varying amounts beginning in 2010. As a result of various equity transactions during 1999, yesmail believes that it may have undergone an "ownership change" as defined in section 382 of the Internal Revenue Code. Accordingly, the utilization of a portion of the net operating loss carry-forwards may be limited. Due to the uncertainty regarding the ultimate utilization of the net operating loss carry-forwards, yesmail has not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, sales of yesmail stock may further restrict its ability to utilize net operating loss carry-forwards.

   Years Ended December 31, 1996, 1997 and 1998

   Revenues. Total revenues were $935,000, $2.5 million and $4.6 million for the years ended December 31, 1996, 1997 and 1998, respectively. Permission email revenues were $0, $95,000 and $968,000 for the respective periods. The increase in revenues in 1998 compared to 1997 was primarily due to increases in the number of advertising clients and the increased number of permission email messages sent. The increase in revenues in 1997 compared to 1996 was primarily attributable to increases in the number of direct marketing customers partially offset by decreases in the number of Web development projects.

   Cost of Revenues. Cost of revenues were $293,000, $1.1 million, and $2.7 million for the years ended December 31, 1996, 1997 and 1998, respectively. The increase in 1998 compared to 1997 primarily resulted from increased sales volumes, including payments to network partners and third party list managers. The increase in cost of revenues in 1997 compared to 1996 was primarily due to the increase in personnel costs.

   Sales and Marketing. Sales and marketing expenses were $292,000, $960,000 and $1.8 million in 1996, 1997 and 1998, respectively. These increases were primarily due to increases in the number of direct sales personnel and increased marketing expenditures targeted at building its permission email strategy.

   General and Administrative. General and administrative expenses were $237,000, $466,000 and $929,000 in 1996, 1997 and 1998, respectively. These increases were due primarily to an increase in the number of general and administrative personnel and increased legal and accounting costs.

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

   Research and Development. Research and development expenses were $199,000, $357,000 and $601,000 in 1996, 1997 and 1998, respectively. The increase in research and development expenses from 1997 to 1998 was primarily due to increased personnel and consulting costs associated with the development of the yesmail Web site and the building of the yesmail permission email strategy. The increase in research and development expenses from 1996 to 1997 was primarily due to increased personnel and consulting costs associated with banner advertising services.

   Interest Expense. Interest expense was approximately $4,000, $18,000 and $45,000 in 1996, 1997 and 1998, respectively. These increases were the result of increased borrowings to fund yesmail's working capital needs.

   Other Expense. Other expense of $250,000 for the year ended December 31,1998 consists of the accrual of the costs related to a claim by a former employee. In May 1999, this claim was settled for approximately $250,000.

   Income Taxes. No provision for federal and state income taxes was recorded as yesmail incurred net operating losses from inception through December 31, 1998. As of December 31, 1998, yesmail had approximately $1.4 million of federal and state net operating loss carry-forwards which expire in varying amounts beginning in 2010. As a result of various equity transactions during 1999, yesmail believes that it may have undergone an "ownership change" as defined in section 382 of the Internal Revenue Code. Accordingly, the utilization of a portion of the net operating loss carry-forwards may be limited. Due to the uncertainty regarding the ultimate utilization of the net operating loss carry-forwards, yesmail has not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, sales of yesmail's stock, including shares sold in yesmail's initial public offering, may further restrict its ability to utilize net operating loss carry-forwards.

Liquidity and Capital Resources

   From inception to January 1999, yesmail primarily funded its growth through short-term borrowings and capital leases. In January 1999, it completed a $1.0 million bridge financing, which was convertible into a series A preferred stock at the lender's option. In March 1999, yesmail received $600,000 in advances from three of its stockholders. In May 1999, yesmail completed a financing and issued approximately 5.2 million shares of Series A preferred stock, including shares issuable upon conversion of the $1.0 million bridge loan and shares issued in exchange for the cancellation of the $600,000 in advances from its stockholders, for gross proceeds of $9.0 million. In September 1999, yesmail raised approximately $33.1 million of net proceeds through an initial public offering of its common stock.

   Net cash used in operating activities was $21,000 and $65,000 for the years ended December 31, 1996 and 1997, respectively, primarily the result of net losses of $80,000 and $414,000, which were partially offset by increases in accounts payable and accrued expenses. Net cash provided by operating activities was $935 for the year ended December 31, 1998, the result of a net loss of $1.7 million, which was offset by increases in accounts payable and accrued expenses. Net cash used in operating activities was $6.0 million for the nine months ended September 30, 1999. The increase was primarily the result of the net loss of $10.5 million, for the nine months ended September 30, 1999, and the increases in accounts receivable and prepaid expenses. The increases in accounts receivable were due to increases in revenue. These net losses and the increases in accounts receivable and prepaid expenses were partially offset by increases in accounts payable and accrued expenses.

   Net cash used in investing activities was $45,000, $70,000 and $102,000 for the years ended December 31, 1996, 1997 and 1998 respectively, and $1.6 million for the nine months ended September 30, 1999. Cash used in investing activities was primarily related to purchases of property and equipment.

   Net cash provided by financing activities was $65,000, $127,000 and $126,000 for the years ended December 31, 1996, 1997 and 1998, respectively, and $42.4 million for the nine months ended September 30, 1999. Cash provided by financing activities in 1997 and 1998 resulted from borrowings of short-term debt, and

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

was partially offset by payments of capital leases. Cash provided by financing activities for the nine months ended September 30, 1999 resulted primarily from the proceeds of yesmail's initial public offering and the issuance of preferred stock.

   Yesmail currently has commitments of approximately $2,000,000 related to construction costs.

   Yesmail believes that its cash resources and available credit facilities will be sufficient to meet anticipated cash needs for working capital, repayment of debt and capital expenditures for at least the next twelve months. After that time, it may need additional capital. However, yesmail may need to raise additional funds sooner to fund its planned expansion, to develop new or enhanced products or services, to respond to competitive pressures or to make acquisitions. Yesmail cannot be certain that additional financing will be available to it on favorable terms. If adequate funds are not available on acceptable terms, yesmail may not be able to continue or expand its business.

Year 2000 Readiness Disclosure

   Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. This could result in system failures or miscalculations causing disruption of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process transactions, send or receive email messages, send invoices or engage in normal business activities. As a result, many companies' computer systems may need to be upgraded or replaced in order to avoid "year 2000" issues.

   Yesmail is a comparatively new enterprise, and, accordingly, the majority of software and hardware it uses to manage its business has all been purchased or developed by yesmail within the last 24 months. While this does not uniformly protect it against year 2000 exposure, yesmail believes its exposure is limited because the information technology, or IT, it uses to mange its business is not based upon legacy hardware and software systems. Generally, hardware and software design within the current decade and the past several years in particular has given greater consideration to year 2000 issues. All of the software code yesmail has internally developed to manage its network and infrastructure, is written with four digits to define the applicable year.

   As of January 5, 2000, yesmail has not experienced any year 2000 related business interruptions, including its ability to process transactions, send or receive email messages or invoices or engage in normal business activities.

   Yesmail continues to rely on software and hardware developed by third parties both for its network and internal information systems and third party network infrastructure providers to gain access to the Internet. To date, no third-party software or hardware utilized by yesmail has, to yesmail's knowledge, resulted in any business interruptions related to year 2000 compliance. Yesmail intends to continue monitoring year 2000 compliance of its key suppliers of hardware, networking equipment for its data centers and providers of its key software applications.

   As of December 31, 1999, yesmail had incurred approximately $105,000 in expenses related to the year 2000 problem, and it anticipates that future costs associated with year 2000 monitoring efforts will not exceed $50,000 in the aggregate. However, if yesmail, third party providers of its hardware and software or its third party network providers experience any year 2000 related issues, the result could be lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could harm its business. Moreover, the failure to adequately address year 2000 compliance issues in its products and systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time consuming to defend.

   Yesmail will continue to engage in an ongoing year 2000 assessment but has not yet identified any year 2000 issues or developed any contingency plans.

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

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS
                           AND MANAGEMENT OF YESMAIL

   The following table sets forth information concerning the beneficial ownership of common stock of yesmail as of December 31, 1999 for the following:

 . each person or entity who is known by yesmail to own beneficially more than 5% of the outstanding shares of yesmail's common stock;

 .  each of yesmail's current directors; and

 .  all directors and executive officers of yesmail as a group.

   The pre-merger percentage ownership (this does not include any accelerated vesting of restricted stock or options) is based on 20,332,164 shares of yesmail common stock outstanding as of December 31, 1999. All shares subject to options and warrants exercisable within 60 days after December 31, 1999 are deemed to be beneficially owned by the person or entity holding that option or warrant and to be outstanding solely for calculating that person's or entity's percentage ownership. Except as indicated by the notes to the following table, the holders listed below will have sole voting power and investment power over the shares beneficially held by them.

   Except as otherwise noted, the address of each person listed in the table is c/o yesmail.com, inc., 565 Lakeview Parkway, Vernon Hills, Illinois 60061. Unless otherwise indicated below, the persons and entities names in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                      Shares Beneficially  Percentage of Shares
Name and Address of Beneficial Owner      Owned (17)      Beneficially Owned (17)
------------------------------------  ------------------- -----------------------
Kenneth D. Wruk (1)................        2,185,213               10.8%
Kevin Manley (2)...................        2,185,212               10.8
Michael A. Santer (3) (4)..........        1,778,029                8.8
Keith Speer (5)....................        1,480,304                7.3
John Weiss (6).....................        1,480,304                7.3
David M. Tolmie (1) (7)............        1,451,162                7.1
Platinum Venture Partners II, L.P.
 (8)...............................        1,145,555                5.6
David Brewer (9) (10)..............        1,016,592                5.0
Aragon Ventures, LLC (11)..........          844,773                4.1
John G. Vandergrift................          239,319                1.1
Gian Fulgoni (12) (13).............          161,932                  *
Alexander F. Hern (14).............          718,483                3.5
Robert W. Shaw (15)(16)............           76,023                  *
All executive officers and
 directors as a group (13 persons)
 (17)..............................        7,651,042               37.6

--------
*  Less than 1% of yesmail's outstanding common stock.
(1) Includes 688,889 shares held by Wruk Partners, L.P., a limited partnership in which Mr. Wruk is the general partner.
(2) Includes 618,169 shares held by Manley Partners, L.P., a limited partnership in which Mr. Manley is the general partner.
(3) Mr. Santer's address is c/o Platinum Venture Partners, 555 Twin Dolphin Drive, Suite 400, Redwood City, California 94065.
(4) Includes 1,145,455 shares held by Platinum Venture Partners II, L.P. and 114,546 shares held by Webco & Co. Mr. Santer is a general partner of Platinum Venture Partners II, L.P. and maintains control over Webco & Co. and disclaims beneficial ownership of the shares held by these entities except with respect to his pecuniary interest.

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

(5) Includes 346,875 shares held by Speer Partners, L.P., a limited partnership in which Mr. Speer is the general partner. Also includes 18,750 shares held by Bartly J. Loethen, as trustee for the Linda Blue Dynasty Trust, an irrevocable trust created by Mr. Speer. Mr. Speer disclaims beneficial ownership of the shares held by the Linda Blue Dynasty Trust except with respect to his pecuniary interest.
(6) Includes 356,250 shares held by JN Weiss Partners, L.P., a limited partnership in which Mr. Weiss is the general partner.
(7) Includes 1,237,500 shares subject to yesmail.com's right of repurchase during a vesting period of four years and accelerated vesting in some circumstances. Also includes 18,750 shares held by David M. Tolmie Dynasty Trust, an irrevocable trust created by Mr. Tolmie for the benefit of his minor children. Mr. Tolmie disclaims beneficial ownership of the shares held by the David M. Tolmie Dynasty Trust except with respect to his pecuniary interest.
(8) Platinum Ventures Partners II, L.P.'s address is 555 Twin Dolphin Drive, Suite 400, Redwood City, California 94065.
(9) Mr. Brewer's address is c/o Aragon Ventures, LLC, 301 University Avenue, Suite 440, Palo Alto, California 94301.
(10) Includes 844,773 shares held by Aragon Ventures, LLC. Mr. Brewer is a general partner of Aragon Ventures, LLC and disclaims beneficial ownership of the shares held by this entity except with respect to his pecuniary interest.
(11) Aragon Ventures, LLC's address is 301 University Avenue, Suite 440, Palo Alto, California 94301.
(12) Mr. Fulgoni's address is c/o Lancaster Enterprises, 65 E. Bellevue, Chicago, Illinois 60611.
(13) Includes 9,375 shares subject to options which are exercisable within 60 days of December 31, 1999.
(14) Mr. Hern's address is 4350 W. Cypress, Suite 440, Tampa, Florida 33607.
(15) Mr. Shaw's address is c/o US Web Corporation, #2 Harrison Street, Top Floor, San Francisco, California 94105.
(16) Includes 9,375 shares subject to options which are exercisable within 60 days of December 31, 1999.
(17) Includes 2,394,546 shares subject to yesmail.com's right of repurchase during a vesting period of four years and accelerated vesting in some circumstances. Also includes 18,750 shares subject to options which are exercisable within 60 days of December 31, 1999.
(18) Does not include any shares vesting at the effective time of the merger.

                       COMPARISON OF STOCKHOLDER RIGHTS

   Both CMGI and yesmail are corporations organized under the laws of Delaware and are therefore subject to the Delaware General Corporation Laws ("DGCL"). However, there are differences in the charters and by-laws of CMGI and yesmail. The following is a brief summary of certain differences between the rights of yesmail stockholders and the rights of CMGI stockholders, and is qualified in its entirety by reference to the relevant provisions of the charter and by-laws of CMGI and yesmail. See "Where You Can Find More Information" on page 88. Following the effective time of the merger, the rights of former yesmail stockholders will be governed by the charter and by-laws of CMGI.

Capitalization

   CMGI. CMGI is authorized to issue 400,000,000 shares of common stock and 5,000,000 shares of preferred stock, of which 250 shares are designated Series A convertible preferred stock, 50,000 shares are designated Series B preferred stock and 375,000 shares have been designated as Series C preferred stock. The CMGI board of directors has the authority, subject to certain stockholder approval described below, to issue shares of authorized preferred stock from time to time in one or more series and to fix the rights and preferences, including voting rights, of each series of preferred stock, which rights and preferences may be superior to that of CMGI common stock. On January 26, 2000, CMGI had issued and outstanding:

 .  265,342,554 shares of common stock;

 .  no shares of Series A preferred stock;

 . 35,000 shares of Series B preferred stock (convertible into an aggregate of approximately 2,812,391 shares of common stock as of January 3, 2000); and

 . 375,000 shares of Series C preferred stock (convertible into an aggregate of approximately 9,490,662 shares of common stock as of January 3, 2000).

   The maximum number of shares of CMGI common stock into which shares of Series B preferred stock may be converted is 8,333,336, subject to adjustment.

   Yesmail. Yesmail is authorized to issue 60,000,000 shares of common stock and 5,000,000 shares of preferred stock. Yesmail's board of directors has the authority, without stockholder approval, to determine or alter the rights, preferences, privileges and restrictions on any unissued shares of preferred stock. On January 27, 2000, yesmail had issued and outstanding:

 .  20,400,756 shares of common stock; and

 .  no shares of preferred stock.

Voting Rights

   CMGI. Each holder of CMGI common stock is entitled one vote for each share. Holders of each of Series B preferred stock and Series C preferred stock have no voting power except as otherwise provided by the DGCL and the charter. On such matters where the holders of each of Series B preferred stock and Series C preferred stock have a right to vote with the holders of CMGI common stock, they are entitled to vote their shares on an as converted basis.

   CMGI's charter also gives the holders of each of Series B preferred stock and Series C preferred stock the right to vote on enumerated actions that if taken by CMGI would impair their rights, preferences and privileges. Accordingly, CMGI must first obtain the affirmative vote or written consent of the holders of a majority of the outstanding shares of such series of preferred stock being adversely affected, before taking actions such as:

 . changing the rights, preferences or privileges of such series of preferred stock or any other capital stock of CMGI;

 . increasing the number of authorized shares of such series of preferred stock;

 . authorizing or issuing any new class or series of securities senior or equal to such series of preferred stock; and

 .  increasing the par value of the CMGI common stock.

   Yesmail. Each holder of yesmail common stock is entitled to one vote for each share and may not cumulate votes for the election of directors.

Number and Classification of Directors

   CMGI. CMGI's by-laws provide that its board of directors will consist of at least three, but not more than 15, persons, and will designate the authorized number of directors. CMGI's charter and by-laws provide for a classified board of directors with three classes, each elected for a three year term, consisting of as nearly an equal number of directors as possible. The elections are staggered to provide for the election of a different class at each annual meeting of the CMGI stockholders.

   Yesmail. Yesmail's by-laws provide that the number of directors on its board is to be set by resolution of the board. Currently, there are seven directors. The board of directors is elected at yesmail's annual meeting and holds office until the next annual meeting.

Removal of Directors

   CMGI. Subject to the rights of holders of any class or series of CMGI capital stock having a preference over the CMGI common stock, CMGI's charter and by-laws provide that the CMGI stockholders may remove directors from office at any annual or special meeting of the stockholders by the affirmative vote of at least 75% of the outstanding shares of capital stock of CMGI entitled to vote in an election of directors.

   Yesmail. Yesmail's charter provides that yesmail stockholders may remove directors from office at any time with cause by the affirmative vote of the holders of at least a majority of the outstanding voting power of yesmail. Directors may not be removed without cause.

Filling Vacancies on the Board of Directors

   CMGI. CMGI's charter and by-laws provide that its board of directors may fill a vacancy on the board, including a vacancy resulting from an increase in the size of the board, by an affirmative vote of the majority of the directors then in office, although less than a quorum, or by a sole remaining director, except as may be required by law. A director so elected will hold office until the next election of such director's class and until a successor is elected and qualified. A decrease in the number of authorized directors will not shorten an incumbent director's term.

   Yesmail. Yesmail's by-laws provide that its board of directors may fill a vacancy on the board, including a vacancy resulting from any increase in the authorized number of directors, by an affirmative vote of the majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Charter Amendments

   CMGI. CMGI's charter provides that the affirmative vote of at least 75% of the shares of CMGI capital stock outstanding and entitled to vote is required to amend, repeal or adopt a provision inconsistent with the following provisions of the charter:

                                          .  restrictions on repurchases by
 .  stockholder action and special            CMGI of shares of its capital
   meetings of stockholders;                 stock from a holder who
                                             beneficially owns more than 5% of
                                             the outstanding shares of CMGI
                                             capital stock entitled to vote in
                                             the election of directors;

 .  the board's authority and powers,
   including the authority to amend
   the by-laws and provide for the
   issuance of preferred stock
   without stockholder approval;

                                          .  the requirement for a higher vote
                                             of stockholders for business
                                             combination proposals; and

 .  number, election and terms of
   directors;


                                          .  CMGI's reservation of its right
 .  personal liability of directors;          to amend, alter, change or repeal
                                             any other provision of the
                                             charter in the manner prescribed
                                             by the DGCL.

 .  indemnification of directors and
   officers;

 .  factors the board may consider in
   determining tender offers or
   offers relating to business
   combinations or sale of assets;

   In addition, any amendment to the charter that would adversely affect the rights and preferences of each of Series B preferred stock and Series C preferred stock must be approved by a majority of the outstanding shares of the holders of the series being so affected.

   Yesmail. Yesmail's charter provides that the charter may be amended or provisions repealed as provided by the DGCL. Currently, this means that an amendment to the charter requires the affirmative vote of a majority of the outstanding stock entitled to vote.

Amendments to By-Laws

   CMGI. CMGI's charter and by-laws provide that its board of directors may amend the by-laws by a majority vote of the authorized number of directors. In addition, CMGI's charter and by-laws provide that the CMGI stockholders may amend the by-laws by an affirmative vote of 75% of the shares of CMGI capital stock outstanding and entitled to vote in an election of directors, voting together as a single class.

   Yesmail. Yesmail's charter and by-laws provide that the board of directors may make, alter or repeal the by-laws. In addition, yesmail's charter and by-laws provide that the yesmail stockholders may amend the by-laws by an affirmative vote of a majority of the shares of yesmail capital stock outstanding and entitled to vote in an election of directors.

Notice of Stockholder Actions

   CMGI. CMGI's by-laws provide that in order to nominate directors or bring business before an annual meeting, stockholders must provide written notice to the secretary of CMGI at least 120 days before the annual meeting date that was stated in connection with the previous year's annual meeting. However, if CMGI did not hold an annual meeting in the previous year or has changed the annual meeting date by more than 30 days, then a stockholder must provide notice at least 30 calendar days before the date on which the notice of the annual meeting date is first mailed to stockholders.

   Yesmail. Yesmail's by-laws provide that in order for a stockholder to nominate directors or bring business before an annual meeting, the stockholder's notice must be mailed to and received or otherwise delivered at yesmail's offices not less than 90 days prior to the meeting. However, if less than 100 days' notice or prior public disclosure of the date of the meeting is given, then the stockholder's notice must be received not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or public disclosure about the date of the meeting was made.

Right to Call Special Meeting of Stockholders

   CMGI. CMGI's by-laws restrict the persons who may call a special meeting of CMGI stockholders to the chairman of the board, the board of directors if pursuant to a resolution approved by a majority of the total authorized number of directors, or the CMGI stockholders if pursuant to a written request of the holders of 20% of the shares outstanding and entitled to vote at an election of directors. The business to be conducted at any special meeting of CMGI stockholders is limited to the business brought before the meeting by such persons.

   Yesmail. Yesmail's charter restricts the persons who may call a special meeting of yesmail stockholders to the board of directors, the chairman of the board, the chief executive officer and the president.

Dividends and Distributions

   CMGI. CMGI's charter provides that its board of directors, at its discretion, may declare and pay dividends out of funds legally available for dividends to the holders of CMGI common stock and Series C preferred stock. Series B preferred stock does not bear any dividends. Series C preferred stock ranks senior to CMGI common stock as to payment of dividends.

   Holders of Series C preferred stock are entitled to receive cumulative dividends equal to the annual dividend amount of 2% of its stated value ($1,000), payable semiannually, either in cash or, at CMGI's option, by an upward adjustment to the stated value per share. In addition, in most circumstances, restrictions apply on distributions made to a series or class of CMGI securities junior in rank to each of Series B preferred stock and Series C preferred stock. Accordingly, CMGI must obtain the written consent of the holders of the majority of the outstanding shares of each of Series B preferred stock and Series C preferred stock, each voting as a class, prior to making such a junior security distribution.

   Yesmail. The yesmail by-laws provide that the board of directors may declare and pay dividends upon its shares, subject to any restrictions in the DGCL. The DGCL provides that the yesmail board of directors, at its discretion, may declare and pay dividends out of funds legally available to the holders of yesmail common stock.

Redemption

   CMGI. CMGI common stock is not subject to redemption.

   CMGI must redeem shares of Series B preferred stock upon the occurrence of circumstances specified in the charter, including CMGI's assignment of all or substantially all its property or business for the benefit of its creditors and the institution of bankruptcy, insolvency, reorganization or liquidation proceedings by or against CMGI. In addition, holders of Series B preferred stock have the right to cause CMGI to redeem their shares under specified circumstances, including CMGI's failure either to issue shares of its common stock upon the conversion by holders of shares of Series B preferred stock or to maintain the listing of its common stock on the Nasdaq National Market. The redemption price per share is the greater of a specified percentage of the stated value ($1,000) of Series B preferred stock plus an amount equal to 4% per annum of the stated value and the market price of CMGI common stock during the period specified in CMGI's charter.

   In addition, at any time after December 21, 1999, CMGI has the option to redeem shares of Series B preferred stock in the event that the closing price of CMGI common stock is less than $18.25 for a period of ten consecutive trading days. In such an event, the redemption price per share is 115% of the stated value plus an amount equal to 4% per annum of the stated value.

   Holders of shares of Series C preferred stock have the right to cause CMGI to redeem their shares upon the occurrence of events specified in the charter, including CMGI's failure to issue shares of common stock upon conversion by holders of shares of Series C preferred stock. The redemption price will be an amount per share equal to the liquidation preference on the date of notice to CMGI from the holder of Series C preferred stock demanding redemption.

   Yesmail. Yesmail common stock is not subject to redemption.

Liquidation

   CMGI. In the event of any liquidation or dissolution of CMGI, holders of CMGI capital stock are entitled to liquidation distributions. Series B preferred stock ranks senior to Series C preferred stock which ranks senior to CMGI common stock as to liquidation distributions.

   Holders of Series B preferred stock are entitled to an amount per share equal to the sum of the stated value plus an amount equal to 4% per annum of the stated value for the period beginning on the issue date and ending on the date of final distribution to the holder (prorated for any portion of such period). CMGI's charter specifies corporate events, including a consolidation or merger where CMGI is not the surviving corporation, that holders of Series B preferred stock may elect to treat as a liquidation event and receive a liquidation distribution equal to 118% of the stated value plus an amount equal to 4% per annum of the stated value. Alternatively, holders of Series B preferred stock may elect to have the conversion price for each share of Series B preferred stock be adjusted accordingly. An affirmative vote of the holders of a majority of the outstanding shares of Series B preferred stock is required for either election.

   Holders of Series C preferred stock are entitled to receive an amount per share equal to the sum of the stated value, as adjusted, plus accrued but unpaid dividends. CMGI's charter specifies corporate events, including a consolidation or merger in which the CMGI stockholders do not own at least 50% of the voting power of the acquiring company, that holders of Series C preferred stock may elect either to treat as a liquidation event and receive a liquidation distributions or to have the conversion price for each share of Series C preferred stock be adjusted accordingly. An affirmative vote of the holders of at least two-thirds of the outstanding shares of Series C preferred stock is required for either election.

   Yesmail. Yesmail's charter does not provide liquidation rights for any class of yesmail capital stock.

                             STOCKHOLDER PROPOSALS

   Although it is expected that the closing of the merger with CMGI will occur promptly after the stockholder's special meeting, in the event the closing of the merger is delayed and yesmail is required to hold an annual meeting in 2000, it is expected that such annual meeting will be held on or about May 19, 2000. In such event, stockholder proposals for inclusion in the proxy material for yesmail's 2000 annual meeting of stockholders should be submitted to the secretary of yesmail in writing and received at the executive offices of yesmail a reasonable time before yesmail begins to print and mail its proxy materials for the 2000 annual meeting, which printing and mailing date is expected to be on or about April 15, 2000. Such proposals must also have met the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals and must have satisfied the notice procedures for stockholder proposals set forth in the yesmail by-laws.

   The yesmail by-laws require that for business to be properly brought before a meeting called by a stockholder, the stockholder must have given timely written notice thereof, specifying the name of the stockholder, the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally to or mailed and received by the secretary of yesmail.

                                 LEGAL MATTERS

   The validity of the shares of CMGI common stock to be issued in connection with the merger will be passed upon for CMGI by Hale and Dorr LLP.

                                    EXPERTS

   The consolidated financial statements and schedule of CMGI as of July 31, 1999 and 1998, and for each of the years in the three-year period ended July 31, 1999, have been incorporated by reference herein and elsewhere in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

   The financial statements of AltaVista Company for each of the years in the three-year period ended December 31, 1998, the financial statements of Zip2 for each of the years in the three-year period ended December 31, 1998, and the financial statements of Shopping.com for each of the years in the two-year period ended January 31, 1999, have been incorporated by reference herein in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting. The financial statements of Shopping.com as of the year ended January 31, 1997, have been incorporated by reference herein in reliance upon the report of Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements of Flycast Communications Corporation as of December 31, 1997 and 1998 and for each of the three years in the three-year period ended December 31, 1998, incorporated by reference in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein, and have been so incorporated by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

   The consolidated financial statements of yesmail as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, included in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as stated in their reports appearing herein and have been so included in reliance on the reports of such firm given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   CMGI and yesmail each files annual, quarterly and special reports, proxy statement/prospectus and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that CMGI or yesmail files at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

   CMGI will file with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 to register with the Securities and Exchange Commission the CMGI common stock issuable pursuant to the merger agreement. This proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to CMGI, yesmail and the CMGI common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above. Statements contained in this proxy statement/prospectus about the contents of any contract or other document are not necessarily complete, and CMGI refers you, in each case, to the copy of such contract or other document filed as an exhibit to the registration statement.

   The Securities and Exchange Commission allows CMGI to "incorporate by reference" information into this proxy statement/prospectus, which means that CMGI can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that CMGI has previously filed with the Securities and Exchange Commission. These documents contain important information about CMGI and its finances that you should read.

 CMGI Securities and Exchange
 Commission Filings (File No. 000-
 23262)                               Period
 ---------------------------------    ------
 Annual Report on Form 10-K.......... Fiscal year ended July 31, 1999

 Quarterly Report on Form 10-Q....... Fiscal quarter ended October 31, 1999

 Current Reports on Form 8-K......... Filed on August 12, 1999, September 2,
                                      1999, September 3, 1999, September 27,
                                      1999, October 1, 1999, December 17, 1999
                                      and January 24, 2000

 Current Reports on Form 8-K/A....... Filed on November 1, 1999 (amending the
                                      Current Report on Form 8-K filed on
                                      September 2, 1999) and filed on
                                      November 17, 1999 (further amending the
                                      Current Report on Form 8-K filed on
                                      September 2, 1999)

 Registration Statement on Form 8-A.. Filed on January 11, 1994

   CMGI is also incorporating by reference additional documents that CMGI may file with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the special meeting of yesmail stockholders.

   CMGI has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to CMGI, and yesmail has supplied all information contained in this proxy statement/prospectus relating to yesmail.

   Documents incorporated by reference are available from CMGI without charge, excluding all exhibits unless CMGI has specifically incorporated by reference an exhibit in this proxy statement/prospectus. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus from CMGI by requesting them in writing or by telephone at the following address:

                                   CMGI, Inc.
                          Attention: Catherine Taylor
                         Director of Investor Relations
                             100 Brickstone Square
                               Andover, MA 01810
                           Telephone: (978) 684-3600
                     Internet address: http://www.cmgi.com

   If you would like to request documents from CMGI, please do so by March 3, 2000, to receive them before the yesmail special meeting.

   You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger agreement and the merger. CMGI and yesmail have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated February 2, 2000. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than February 2, 2000, and neither the mailing of the proxy statement/prospectus to yesmail stockholders nor the issuance of CMGI common stock in the merger shall create any implication to the contrary.

                               yesmail.com, inc.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Financial Statements:
  Consolidated Statements of Operations for the Years Ended December 31,
   1996, 1997 and 1998.................................................... F-3
  Consolidated Balance Sheets as of December 31, 1997 and 1998............ F-4
  Consolidated Statements of Stockholders' Equity (Deficit) for the Years
   Ended December 31, 1996, 1997 and 1998................................. F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1996, 1997 and 1998.................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
yesmail.com, inc.:

   We have audited the accompanying consolidated balance sheets of yesmail.com, inc. (a Delaware corporation) as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of yesmail.com, inc. as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
June 4, 1999
(except with respect to the matters discussed in Note 11, as to which the date is September 21, 1999)
                               yesmail.com, inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Years Ended December 31,
                                            ----------------------------------
                                              1996        1997        1998
                                            ---------  ----------  -----------
Revenues................................... $ 934,856  $2,468,022  $ 4,583,354
Cost of revenues...........................   292,776   1,089,585    2,702,872
                                            ---------  ----------  -----------
  Gross profit.............................   642,080   1,378,437    1,880,482
                                            ---------  ----------  -----------
Operating expenses:
  Sales and marketing expenses.............   291,999     959,813    1,751,208
  General and administrative expenses......   236,761     466,208      929,209
  Research and development costs...........   198,548     357,068      600,848
                                            ---------  ----------  -----------
    Total operating expenses...............   727,308   1,783,089    3,281,265
                                            ---------  ----------  -----------
Operating loss.............................   (85,228)   (404,652)  (1,400,783)
Other expense:
  Interest expense.........................    (3,590)    (18,098)     (45,075)
  Other....................................       --          --      (250,000)
                                            ---------  ----------  -----------
    Total other expense....................    (3,590)    (18,098)    (295,075)
                                            ---------  ----------  -----------
    Net loss before minority interest......   (88,818)   (422,750)  (1,695,858)
Minority interest..........................     8,821       8,716      (10,547)
                                            ---------  ----------  -----------
    Net loss............................... $ (79,997) $ (414,034) $(1,706,405)
                                            =========  ==========  ===========
Net loss per share:
  Basic and diluted........................ $   (0.01) $    (0.05) $     (0.22)
  Weighted average shares--basic and
   diluted................................. 7,723,237   7,649,480    7,636,098
                                            =========  ==========  ===========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                               yesmail.com, inc.

                          CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                        ----------------------
                                                          1997        1998
                                                        ---------  -----------
Current assets:
  Cash................................................. $   1,841  $    26,212
  Accounts receivable, net of allowance of $26,000 and
   $56,000.............................................   176,259      242,757
  Deposits and prepaid expenses........................     3,786       19,348
                                                        ---------  -----------
    Total current assets...............................   181,886      288,317
                                                        ---------  -----------
Property and equipment, net............................   101,640      353,871
                                                        ---------  -----------
Intangible and other assets............................       750          750
                                                        ---------  -----------
    Total assets....................................... $ 284,276  $   642,938
                                                        =========  ===========
  Accounts payable..................................... $ 185,353  $ 1,391,509
  Short-term debt......................................   149,241      342,870
  Due to related parties...............................    76,721       56,788
  Obligations under capital leases, current portion....    17,647       87,165
  Accrued payroll and payroll related expenses.........    74,043      213,291
  Deferred revenue.....................................   119,021      114,301
  Accrued legal settlement.............................       --       250,000
  Other current liabilities............................     8,216       94,602
                                                        ---------  -----------
    Total current liabilities..........................   630,242    2,550,526
                                                        ---------  -----------
Obligations under capital leases, less current
 portion...............................................    18,079      152,743
                                                        ---------  -----------
Minority interest......................................   (17,537)      (6,990)
Stockholders' equity (deficit):
  Common stock, $.0001 par value; 22,500,000 shares
   authorized;
   8,333,333 shares issued.............................       833          833
  Common stock in treasury, 497,685 and 833,333 in 1997
   and 1998, respectively..............................      (602)      (1,030)
  Additional paid-in capital...........................   160,649      160,649
  Accumulated deficit..................................  (507,388)  (2,213,793)
                                                        ---------  -----------
    Total stockholders' deficit........................  (346,508)  (2,053,341)
                                                        ---------  -----------
    Total liabilities and stockholders' deficit........ $ 284,276  $   642,938
                                                        =========  ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                               yesmail.com, inc.

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY DEFICIT

                            Common Stock   Treasury Stock    Additional
                          ---------------- ----------------   Paid In   Accumulated
                           Shares   Amount  Shares   Amount   Capital     Deficit      Total
                          --------- ------ --------  ------  ---------- -----------  ----------
Balance at December 31,
 1995...................  4,629,629  $463       --      --    $   537   $  (13,357)  $  (12,357)
Stock awarded to
 employees for
 services...............    694,445    69       --      --     38,931          --        39,000
Stock split treated as a
 dividend to
 shareholders...........  3,009,259   301       --      --       (301)         --           --
Treasury stock
 purchase...............        --    --   (925,926) (1,120)      --           --        (1,120)
Distribution of minority
 interest in subsidiary
 to a third party.......        --    --        --      --     16,000          --        16,000
Net loss................        --    --        --      --        --       (79,997)     (79,997)
                          ---------  ----  --------  ------   -------   ----------   ----------
Balance at December 31,
 1996...................  8,333,333   833  (925,926) (1,120)   55,167      (93,354)     (38,474)
Stock awarded to
 employees by principal
 stockholders...........        --    --        --      --     39,000          --        39,000
Treasury stock awarded
 to employees for
 services...............        --    --    428,241     518    66,482          --        67,000
Net loss................        --    --        --      --        --      (414,034)    (414,034)
                          ---------  ----  --------  ------   -------   ----------   ----------
Balance at December 31,
 1997...................  8,333,333   833  (497,685)   (602)  160,649     (507,388)    (346,508)
Treasury stock
 purchase...............        --    --   (335,648)   (428)      --           --          (428)
Net loss................        --    --        --      --        --    (1,706,405)  (1,706,405)
                          ---------  ----  --------  ------   -------   ----------   ----------
Balance at December 31,
 1998...................  8,333,333   833  (833,333) (1,030)  160,649   (2,213,793)  (2,053,341)


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                               yesmail.com, inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Years Ended December 31,
                                             ---------------------------------
                                               1996       1997        1998
                                             ---------  ---------  -----------
Cash Flows from Operating Activities:
 Net loss................................... $ (79,997) $(414,034) $(1,706,405)
 Adjustments to reconcile net loss to net
  cash provided by (used in) operating
  activities--
  Depreciation..............................    16,015     49,443      101,783
  Stock issuance for compensation...........    55,000    106,000          --
  Minority interest.........................    (8,821)    (8,716)      10,547
  Changes in operating assets and
   liabilities--
   Accounts receivable......................  (119,176)   (48,142)     (66,498)
   Deposits and prepaid expenses............    (4,469)       668      (15,562)
   Accounts payable and accrued expenses....   108,125    143,123    1,681,790
   Deferred revenue.........................    12,517    106,504       (4,720)
                                             ---------  ---------  -----------
    Net cash provided by (used in) operating
     activities.............................   (20,806)   (65,154)         935
                                             ---------  ---------  -----------
Cash Flows from Investing Activities:
 Purchases of property and equipment........   (45,040)   (69,639)    (102,232)
                                             ---------  ---------  -----------
    Net cash used in investing activities...   (45,040)   (69,639)    (102,232)
                                             ---------  ---------  -----------
Cash Flows from Financing Activities:
 Borrowings from related parties............    66,110        --           --
 Payment to related parties.................       --     (12,878)     (19,933)
 Borrowings of short term debt..............       --     263,561      312,259
 Repayments of short term debt..............       --    (114,320)    (118,630)
 Repurchase of stock........................    (1,120)       --          (428)
 Principal payments under capital lease
  obligations...............................      (403)    (8,935)     (47,600)
                                             ---------  ---------  -----------
    Net cash provided by financing
     activities.............................    64,587    127,428      125,668
                                             ---------  ---------  -----------
Net Increase (Decrease) in Cash.............    (1,259)    (7,365)      24,371
Cash, beginning of year.....................    10,465      9,206        1,841
                                             ---------  ---------  -----------
Cash, end of year........................... $   9,206  $   1,841  $    26,212
                                             =========  =========  ===========
Supplemental Disclosure of Cash Flow
 Information:
 Cash paid during the period for interest... $   3,590  $  18,098  $    45,075
                                             =========  =========  ===========
Noncash Transactions:
 Equipment acquired under capital leases.... $  12,237  $  32,827  $   251,782
                                             =========  =========  ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                               yesmail.com, inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The company and description of business

   yesmail.com, inc. (the "Company") provides Internet marketing services to companies that conduct part or all of their business through e-commerce. The Company's services include targeted direct email campaigns to specific members in the YesMail Network who have given express permission to receive direct marketing messages in specific categories of interest. The Company also offers a variety of services focused on delivering Internet users to a particular Web site.

   Superhighway Consulting, Inc. ("SCI", doing business as WebPromote) was founded in 1995 and was merged with WP Holding, Inc. ("WP Holding") on March 29, 1999, in a stock for stock transaction (the "Merger"), with the SCI stockholders receiving 80% of the outstanding shares of WP Holding. WP Holding was organized as a Delaware corporation in October 1998 and five investors purchased 5 million shares of common stock at par value on March 25, 1999. As the SCI stockholders retained a controlling interest in the surviving entity and WP Holding had no prior operations, the Company accounted for this merger as a recapitalization. The shares of SCI have been retroactively adjusted as if there had been an 11.57 for one stock-split.

   In connection with the Merger, SCI and the stockholders of WP Holding entered into a Founders' Agreement, which, among other things, gives the former SCI stockholders the right to retain the first $16 million in value of the Company upon subsequent sale or merger or the WP Holding stockholders' interest in the first $16 million in value of the Company upon the Company's initial public offering. In the case of an initial public offering, such payment shall be made with a transfer of shares among the stockholders. The $16 million represented the negotiated value of SCI as of the date of the Merger.

   The financial statements reflect the historical accounts of SCI, with the number of SCI shares retroactively adjusted to reflect the stock split referred to above. On May 10, 1999, WP Holding changed its name to yesmail.com, inc.

   Starting Point, L.L.C. ("Starting Point"), was incorporated by the Company as a wholly-owned subsidiary in February 1996. Starting Point manages and operates an Internet directory and search resource. Starting Point owns a list of permission email addresses and sells Web site banner advertisements for its Web site. In September 1996, the Company distributed a 30% interest to and entered into an operating agreement with a third party retained to manage Starting Point. This 30% ownership distribution resulted in a $16,000 compensation charge based on the fair market value of the 30% interest as determined by the Board of Directors. In June 1999, the Company purchased the 30% minority ownership as further described in Note 11.

2. Liquidity and financing considerations

   The Company has sustained net losses since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate sources, and, ultimately, to establish profitable operations.

   The Company's operating plan is to rapidly expand its sales and marketing, product development and administrative operations and to develop new strategic relationships to promote the Company's future growth. This will likely result in negative cash flow from operations at least through the year 2000. The Company raised $9 million of equity capital in May 1999 (see Note 11), but will likely need to raise additional capital prior to the end of 1999. As discussed in Note 11, the Company is preparing for an initial public offering of stock. In the opinion of management, alternative financing from new or existing investors will be available to the Company if the initial public offering is delayed or canceled.

                               yesmail.com, inc.

3. Summary of significant accounting policies

 Principles of consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany balances and transactions have been eliminated in the consolidation process.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

 Property and equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the shorter of the lease term or the estimated useful life of the asset, as follows:

            Computer equipment................. 1-2 years
            Computer software.................. 1-2 years
            Telephone equipment................ 2-5 years
            Furniture and fixtures............. 5-7 years
            Leasehold improvements............. 1-5 years

   Maintenance and repairs are charged to expense as incurred and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations for the period in which it is realized.

 Income taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. A provision for income tax expense is recognized for income taxes payable for the current period, plus the net changes in deferred tax amounts.

 Revenue recognition

   The Company earns revenues from its customers by (i) charging fees for sending targeted email to its owned and represented subscribers, (ii) placing advertisements on Web sites and (iii) providing services to Web site owners. Revenue is recognized when emails are transmitted to subscribers, as advertisements are placed on Web sites, and when services are performed. Deferred revenue represents liabilities for services not yet rendered or for advertisements not yet placed.

                               yesmail.com, inc.

   The Company becomes obligated to make payments to third-party Web sites, which have contracted with the Company to be part of the yesmail network, in the period the email messages are delivered. Such expenses are classified as cost of revenues in the consolidated statements of operations.

 Research and development costs

   Costs incurred in the development of its Web site, products, and related applications to be used in connection with the Company's services have been expensed to operations as incurred through the year ended December 31, 1998. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The Company adopted SOP No. 98-1 on January 1, 1999. As a result, the Company has continued to expense its development costs as incurred as the rapid pace of technological change results in an estimated useful life of such software of one year or less.

 Advertising costs

   Costs of developing the advertisements are expensed as incurred. Costs of placing the media are expensed as the advertisements are run. Such costs are included in sales and marketing on the consolidated statement of operations and totaled approximately $199,000, $571,000 and $699,000, for the years ended December 31, 1996, 1997 and 1998, respectively.

 Goodwill and other intangibles

   Goodwill and other intangible assets are stated at cost and amortized using the straight-line method over the estimated economic useful life. The Company continually evaluates whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill or an intangible asset may warrant revision, or that the remaining balance of goodwill or an intangible asset may not be recoverable. The Company evaluates the recoverability of goodwill and intangible assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of such assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

 Financial instruments and concentration of risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable, accounts payable, short-term debt, obligations under capital leases and accrued liabilities. At December 31, 1997 and 1998, the fair market value of these instruments approximated their financial statement carrying amount because of the short term maturity of these instruments. The Company does not require collateral for accounts receivable, but does evaluate customer creditworthiness and establish allowances as necessary based on management estimates of collectibility. Two customers represented 36.3% of the revenues for the nine months ended September 30, 1999 and 54.0% of the accounts receivable balance as of September 30, 1999.

 Impairment of long-lived assets and long-lived assets to be disposed of

   The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                               yesmail.com, inc.

 Stock-based compensation

   The Company accounts for stock-based compensation arrangements with employees in accordance with provisions of Accounting Principles Board ("APB"), Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the measurement date, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock or price paid for shares of stock. For directors and consultants receiving stock-based compensation, the Company complies with the provisions of SFAS No. 123.

 Net loss per share

   The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share." Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. However, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive.

 Other comprehensive income

   Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Other comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

 Recently issued accounting pronouncements

   In June 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed in SFAS No. 131 are effective for the year ended December 31, 1998. The Company has determined that it does not have any separately reportable business segments.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in 2001. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

4. Related-party transactions

   The Company had amounts payable to certain stockholders for expenses incurred on behalf of the Company in the amounts of $76,721 and $56,788 as of December 31, 1997 and 1998, respectively. These amounts were fully paid by January 1999.

                               yesmail.com, inc.

   Subsequent to December 31, 1998, the Company obtained advances from certain stockholders totaling $600,000. These advances have been classified as due to related parties in the accompanying consolidated balance sheet. All advances were converted to series A preferred stock on May 18, 1999 as described further in Note 11.

   Starting Point paid a management fee to its minority member for services related to operating and managing the business. Management fees paid to the minority member were $5,000, $22,500 and $81,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

   Certain stockholders personally guarantee a portion of the Company's short term debt and certain equipment leases as further described in Notes 6 and 8.

   As further described in Note 11, the Company entered into certain transactions with employees and/or directors subsequent to December 31, 1998.

5. Property and equipment

   Property and equipment are summarized as follows:

                                                               December 31,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
     Computer equipment..................................... $117,029  $268,384
     Computer software......................................   24,793   126,147
     Telephone equipment....................................   16,851    57,528
     Furniture and fixtures.................................   10,878    10,878
     Leasehold improvements.................................      --     60,628
                                                             --------  --------
                                                              169,551   523,565
     Accumulated depreciation...............................  (67,911) (169,694)
                                                             --------  --------
                                                             $101,640  $353,871
                                                             ========  ========

6. Short-term debt

   The Company has lines of credit with two banks, providing for maximum borrowings of $370,000 as of December 31, 1998. Interest rates ranged from 9.25% to 14.75%, with a weighted average rate of 9.37% as of December 31,1998. One line of credit matures on July 15, 1999 and the other line of credit has no expiration date. Outstanding borrowings under the lines of credit were $149,241 and $298,955, as of December 31, 1997 and 1998. Borrowings are personally guaranteed by certain stockholders.

   On March 12, 1998 the Company borrowed $50,000 from a bank at an interest rate of 10.0% that matures on July 15, 1999. The balance of the note was $43,915 as of December 31, 1998. The loan is collateralized by all of the assets and property of the Company.

7. 401(k) savings plan

   In September 1997, the Company established a 401(k) Savings Plan (the "Plan") that covers substantially all employees. Under the Plan, employees are permitted to contribute a portion of gross compensation not to exceed standard limitations provided by the Internal Revenue Service. The Company maintains the right to match employee contributions, but for the years ended December 31, 1997 and 1998, no Company matching contributions were made.

                               yesmail.com, inc.

8. Commitments and contingencies

 Leases

   The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through the year 2003. Rent expense amounted to approximately $19,000, $51,000 and $86,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

   Future minimum lease payments under noncancelable capital leases and operating leases as of December 31, 1998 are as follows:

                                                             Capital   Operating
                                                              Leases    Leases
                                                             --------  ---------
     1999................................................... $112,683  $102,850
     2000...................................................   74,916   105,935
     2001...................................................   42,440   109,113
     2002...................................................   39,601   103,091
     2003...................................................   24,295    86,172
                                                             --------  --------
     Total minimum lease payments........................... $293,935  $507,161
                                                                       ========
     Less--Amount representing interest.....................  (54,027)
                                                             --------
     Present value of capital lease obligations.............  239,908
     Less--Current portion..................................  (87,165)
                                                             --------
     Long-term portion...................................... $152,743
                                                             ========

 Litigation

   In connection with the termination of employment of a stockholder, the Company exercised its right to repurchase the stockholder's shares in accordance with the Shareholders' Agreement described in Note 9. The former stockholder has filed a lawsuit contesting the repurchase amount. During 1998, the Company recorded a reserve of $250,000 in other expense in the accompanying financial statements. Subsequent to year end, the case was settled for approximately $250,000.

   Additionally, the Company is, at times, subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions and proceedings with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material adverse effect on the financial position or results of operations of the Company.

9. Common stock

   During 1996, a stock split, treated as a dividend of 3,009,259 shares, was declared and distributed to the shareholders. Additionally, the Company issued 694,445 shares of common stock to employees for services. This issuance resulted in a compensation charge of $39,000 based on the estimated fair market value of the stock at the time of issuance.

   In June 1997, the Company's Board of Directors authorized a four for one stock split. In January 1998, the Board of Directors authorized a five hundred for one stock split. In connection with the Merger, the financial statements reflect an 11.57 for one stock split on March 29, 1999. The consolidated financial statements have been restated to reflect these stock splits.

                               yesmail.com, inc.

   During June 1997, two principal stockholders awarded 231,482 shares from their holdings of common stock of the Company to employees. Additionally, the Company granted stock awards from treasury stock to several employees in lieu of cash compensation. In both instances, compensation expense was recorded for the entire amount of the awards based upon the estimated fair value of the stock at the time of the issuance.

   In February 1999, the Company retired all treasury shares outstanding.

   The stock of SCI, prior to the Merger, was subject to a Shareholders' Agreement which gave SCI the right to repurchase the stock, at a formula price, from stockholders who terminated employment with SCI. The Shareholders' Agreement also gave SCI the right of first refusal to repurchase shares offered to a third party. The Shareholders' Agreement was terminated in connection with the Merger with WP Holding.

   In 1996 and 1998, the Company repurchased 925,926 and 335,648 shares, respectively, of common stock for the amounts of $1,120 and $428 from terminated employees in accordance with a formula contained in the then existing shareholders' agreement.

10. Income taxes

   As of December 31, 1998, the Company had net operating loss carryforwards of approximately $1,423,000, which begin to expire in the year 2010.

   As a result of various equity transactions during 1999, the Company believes that it may have undergone an "ownership change" as defined in section 382 of the Internal Revenue Code. Accordingly, the utilization of a portion of the net operating loss carryforwards may be limited. Due to the uncertainty regarding the ultimate utilization of the net operating carryforwards, the Company has not recorded any benefit for losses and a valuation allowance has been recorded for the entire amount of the net deferred tax asset. In addition, sales of the Company's stock, including shares sold in the Company's initial public offering, may further restrict its ability to utilize its net operating loss carryforwards.

   The difference between the income tax benefit at the federal statutory rate of 34% and the Company's effective tax rate is due primarily to recognition of a full valuation allowance to offset the deferred tax assets.

   The estimated tax effects of significant temporary difference and carryforwards that give rise to deferred income tax assets as of December 31, 1998, are as follows:

     Deferred income tax assets--
       Net operating loss carryforwards............................. $  554,787
       Accrued liabilities and other................................    453,448
                                                                     ----------
         Gross deferred income tax assets...........................  1,008,235
     Less: valuation allowance......................................   (839,316)
                                                                     ----------
     Deferred income tax liabilities --
       Deferred revenue.............................................   (156,629)
       Depreciation on property and equipment.......................    (12,290)
                                                                     ----------
         Gross deferred income tax liabilities......................   (168,919)
                                                                     ----------
         Net deferred tax assets.................................... $      --
                                                                     ==========

                               yesmail.com, inc.

   The Company has recorded a valuation allowance against gross deferred tax assets due to uncertainties surrounding their realization. The amount of net deferred tax assets considered realizable, however, could be increased in the future if estimates of future taxable income are increased.

11. Subsequent events

 Bridge loan/warrant

   On December 28, 1998, the Company agreed to issue a warrant to a shareholder in connection with a loan of $1.0 million ("Bridge Loan"), which was to be converted into series A convertible preferred stock at the option of the holder. The warrant was only exercisable upon an event of default. The bridge loan which accrues interest at the prime rate (7.5%) matures upon the closing of the private equity placement or upon event of default. No value was ascribed to the warrant. The proceeds from the loan were received and the warrant was issued in January 1999. On May 18, 1999, the loan was converted into 572,727 shares of series A convertible preferred stock in connection with the Company's private equity placement (see Note 11) and the warrant was canceled.

 Restricted common stock

   In May, 1999, the Company issued an aggregate of 2,394,546 shares of restricted common stock to officers for $1.60 per share. In the event of a change of control (as defined in the Restricted Stock Purchase Agreement), 25% of the shares purchased vest (in addition to any shares vested at such time). In connection with such issuance, the officers paid for the stock by issuing notes payable to the Company that are secured by the shares of the Company's common stock purchased. The secured notes receivable bear interest at 5.22% per annum with the entire principal balance of the note, together with all accrued and unpaid interest, due and payable on the earlier of (a) the sale of the underlying common stock, (b) May 10, 2008 or (c) termination of employment. The Company has recourse against the signers of the notes for 75% of the principal and all accrued interest. The notes receivable from the stockholders will be reflected as a reduction of equity. The shares generally vest over a four-year period; however, 900,000 shares vest seven months from the occurrence of an initial public offering. The stock is restricted in that any unvested shares are subject to repurchase rights by the Company upon the occurrence of certain events or conditions, such as employment termination, at the original purchase price.

 Stock option plan

   On April 1, 1999, the Company adopted the 1999 Stock Plan (the "Stock Plan") which provides for the grant of up to 3,225,000 incentive or non-statutory stock options or shares of restricted stock to employees, directors and consultants ("Optionee") of the Company. On May 17, 1999, the Board of Directors increased the number of authorized options to 3,675,000 and on July 13, 1999, the Board of Directors increased the number of authorized options to 4,425,000. Options granted under the Stock Plan generally vest ratably over a period of four years and expire ten years from the date of grant. If an Optionee ceases employment with or service to the Company ("Termination"), the Optionee may exercise any vested option at the time of Termination within such period of time specified in the option agreement. In the absence of a specified time in the option agreement, the option remains exercisable for three months following the Optionee's Termination. Unvested options revert to the Stock Plan at the date of the Termination. If, after Termination, the Optionee does not exercise the options within the time specified, the Option shall terminate and the shares revert to the Stock Plan.

                               yesmail.com, inc.

 Stock option activity

   During 1999, the Company issued 243,750 incentive stock options and 663,750 non-qualified stock options. The Company believes the exercise price of these stock options approximated or exceeded the fair value of its common stock. The stock options vest over a two to four year period. Of these options issued, 30,000 options were issued to consultants in consideration for services rendered and 18,750 options were issued as consideration for the purchase of the minority interest in Starting Point, as discussed later in this Note. These options vest on the date of grant. In addition, the Company issued stock to an employee which is subject to performance and is forfeited if certain performance measures are not met. The Company recorded an expense of approximately $245,000 for the issuance of the performance options to the employee and the issuance of options to the consultants. The performance options were valued using the intrinsic value method at June 30, 1999. The options issued to consultants and options issued as consideration for the purchase of minority interest were valued using the Black-Scholes option pricing model at the date of grant as is described in the additional stock plan information below.

 Deferred stock compensation

   During June 1999, employees were granted options to purchase an aggregate of 93,750 shares of common stock. Giving effect to the Company's proposed initial public offering, the deemed fair market value of the Company's common stock exceeded the exercise price of the options granted. Total non-cash compensation of approximately $420,000 related to these grants will be charged to operations over the four-year vesting period. Non cash compensation expense totaling approximately $9,000 has been recorded for the six months ended June 30, 1999 as a general and administrative expense.

   A summary of the Company's stock option activity follows:

                                                                     Weighted
                                                                     Average
                                                        Shares    Exercise Price
                                                       ---------  --------------
     Balance, January 1, 1999.........................       --         --
     Granted..........................................   907,500      $2.02
     Forfeited........................................   (31,875)      1.60
                                                       ---------      -----
     Balance, June 30, 1999...........................   875,625      $2.04
                                                       =========
     Available for grant at June 30, 1999............. 1,154,829

   The following table summarizes information about currently outstanding and vested stock options at June 30, 1999:

                                 Options Outstanding                 Options Vested
                      ----------------------------------------- ------------------------
                                      Weighted
                                       Average
                                      Remaining     Weighted    Vested at    Weighted
        Range of      Outstanding at Contractual    Average     June 30,     Average
     Exercise Price   June 30, 1999     Life     Exercise Price   1999    Exercise Price
     --------------   -------------- ----------- -------------- --------- --------------
         $1.60           729,375          10         $1.60       33,750       $1.60
          1.79               --          --            --        18,750        1.79
          3.20            60,000          10          3.20          --          --
          9.87            33,750          10          9.87          --          --
                         -------                     -----       ------       -----
                         823,125                     $2.06       52,500       $1.67
                         =======                     =====       ======       =====

                               yesmail.com, inc.

 Additional stock plan information

   As discussed in Note 3, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations.

   SFAS No. 123 "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net loss and loss per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

   The Company's calculations for employee grants were made using the Black-Scholes option pricing model with the following weighted average assumptions:

                                             Six Months
                                                Ended
                                            June 30, 1999
                                            -------------
            Dividend yield.................     None
            Expected volatility............       90%
            Risk free interest rate........      5.0%
            Expected term, in years........       10

   The weighted average fair value per option as of the date of grant for options granted during 1999 was $2.24.

   Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                                   Six Months
                                                                      Ended
                                                                  June 30, 1999
                                                                  -------------
     Loss attributable to common stockholders (in thousands):
       As reported...............................................    $(5,475)
       Pro forma.................................................    $(5,627)
     Basic and diluted net loss per share:
       As reported...............................................    $ (0.60)
       Pro forma.................................................    $ (0.61)

 Convertible preferred stock

   On May 18, 1999, the Company issued 5,154,548 shares of $.0001 par value series A convertible preferred stock at $1.75 per share ("Subscription Price") for gross proceeds of $9.0 million, including the $1 million Bridge Loan and the $600,000 of stockholder advances previously received. The Bridge Loan and stockholder advances were converted to 916,364 shares of preferred stock.

   Each share of preferred stock is non-voting and convertible to one share of common stock at any time, at the option of the holder and mandatorily upon an initial public offering that exceeds a threshold, or sale of the business. Dividends on the preferred stock are earned at a rate of $0.05 per share per annum (approximating an
                               yesmail.com, inc.

8% yield), and are only payable upon certain dividend accrual events, such as a sale. Holders of the preferred stock are entitled to a liquidation preference in the event of any liquidation and such holders have the right to approve certain transactions.

 Acquisition of minority interest

   In June 1999, the Company purchased the 30% ownership interest of Starting Point from the minority interest shareholder for $477,000. The purchase price included an initial cash payment of $150,000, an issuance of an $150,000 note which accrues interest at a rate of 10% and is to be repaid one year from the anniversary of the acquisition date and a grant of 18,750 options at an exercise price of $1.79 which are fully vested on the date of grant. In addition, the Company is required to make a contingency payment of a maximum of $200,000 in the event that the options do not have a value of an amount specified per the LLC Interest Purchase Agreement, no later than 180 days from the acquisition date or upon sale of the Company. The Company recorded goodwill of approximately $450,000 for the acquisition based on the difference between the purchase price and the value of the 30% interest in the net assets acquired at the time of the acquisition. The goodwill is being amortized over three years. If a contingency payment becomes due, the Company intends to increase goodwill for this amount and amortize it over the balance of the original amortization period.

 Initial public offering

   On June 4, 1999, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for the purpose of an initial public offering of the Company's common stock. Upon the completion of this offering, if requirements set forth in its Certificate of Incorporation are met, the Company's preferred stock will be converted into 5,154,548 shares of common stock, and all outstanding shares of preferred stock will be canceled and retired.

 Employee stock purchase plan

   In July 1999, the Company adopted an employee stock purchase plan (the "Purchase Plan") which provides employees with an opportunity to purchase common stock through accumulated payroll deductions up to a maximum of $25,000 for all purchases within the same calendar year and up to a maximum of 2,000 shares for the first purchase period and a maximum of 1,000 shares for each purchase period thereafter. Under the Purchase Plan, employees may purchase the common stock at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. This Plan will become effective upon the closing of the initial public offering. 200,000 shares of common stock have been reserved for issuance under the Purchase Plan (subject to an annual increase), none of which have been issued.

 Reverse stock split

   On July 13, 1999, the Company's Board of Directors approved a 3:8 reverse stock split of the Company's outstanding shares of common stock and convertible preferred stock which will become effective prior to the closing of the initial public offering. All share and per share information included in these financial statements have been retroactively adjusted to reflect this reverse stock split.

                               yesmail.com, inc.

              INTERIM CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Consolidated Balance Sheets as of December 31, 1998 and
 September 30, 1999 (unaudited)........................................... S-2

Unaudited Condensed Consolidated Statements of Operations for the Three
 Months and Nine Months Ended September 30, 1999 and September 30, 1998... S-3

Unaudited Condensed Consolidated Statements of Cash Flows for the Nine
 Months Ended September 30, 1999 and September 30, 1998................... S-4

Notes to Unaudited Condensed Consolidated Financial Statements............ S-5

                               yesmail.com, inc.

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                     September 30,  December 31,
                                                         1999           1998
                                                     -------------  ------------
Current Assets:
  Cash.............................................. $ 34,779,978   $    26,212
  Accounts Receivable, net of allowance of $262,000
   and $56,000......................................    2,226,439       242,757
  Deposit and prepaid expenses......................      604,901        19,348
                                                     ------------   -----------
    Total current assets............................   37,611,318       288,317
    Property & Equipment, net.......................    1,614,767       353,871
    Intangible and other assets, net of amortization
     of $37,000 and $0..............................      428,202           750
                                                     ------------   -----------
    Total Assets.................................... $ 39,654,287   $   642,938
                                                     ============   ===========
Liabilities:
Current Liabilities:
  Accounts payable.................................. $  3,987,577   $ 1,391,509
  Short term debt...................................      223,955       342,870
  Due to related party..............................          --         56,788
  Obligations under capital leases, current.........      497,917        87,165
  Accrued payroll and payroll related expenses......    1,316,441       213,291
  Accrued professional expenses.....................    1,772,477       250,000
  Accrued other.....................................      400,616       208,903
                                                     ------------   -----------
    Total current liabilities.......................    8,198,983     2,550,526
Obligations Under Capital Leases, less current
 portion............................................      688,718       152,743
Commitments And Contingencies
Minority Interest...................................          --         (6,990)
Stockholders' Equity:
  Common stock, $.0001 par value; 75,000,000 shares
   authorized; 20,324,094 and 8,333,333 shares
   issued and outstanding...........................        2,032           833
  Common stock in treasury, no shares and 833,333
   shares at cost...................................          --         (1,030)
  Additional paid-in capital........................   44,510,954       160,649
  Deferred Compensation.............................   (1,069,462)          --
  Accumulated Deficit...............................  (12,676,938)   (2,213,793)
                                                     ------------   -----------
    Total stockholders' equity......................   30,766,586    (2,053,341)
                                                     ------------   -----------
    Total liabilities and stockholders' equity...... $ 39,654,287   $   642,938
                                                     ============   ===========

       See notes to unaudited condensed consolidated financial statements
                               yesmail.com, inc.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  Three Months              Nine Months
                               Ended September 30       Ended September 30
                             -----------------------  ------------------------
                                1999         1998         1999         1998
                             -----------  ----------  ------------  ----------
Revenues.................... $ 3,824,894  $1,125,774  $  7,467,317  $3,172,263
Cost of Revenues............   2,824,164     782,499     5,301,533   1,924,693
                             -----------  ----------  ------------  ----------
Gross Profit................   1,000,730     343,275     2,165,784   1,247,570
Operating Expenses
  Sales and marketing
   expenses.................   3,485,313     341,771     6,586,168   1,019,240
  General and administrative
   expenses.................   1,045,867     194,724     2,830,310     578,397
  Research and development
   costs....................     937,143     122,398     2,360,312     398,842
  Stock based compensation..     483,594         --        694,621         --
                             -----------  ----------  ------------  ----------
    Total operating
     expenses...............   5,951,917     658,893    12,471,411   1,996,479
Operating loss..............  (4,951,187)   (315,618)  (10,305,627)   (748,909)
Interest expense............     (37,156)     (7,771)     (123,162)    (25,605)
Net loss before minority
 interest...................  (4,988,343)   (323,389)  (10,428,789)   (774,514)
Minority Interest...........         --      (11,139)      (34,356)    (20,200)
                             -----------  ----------  ------------  ----------
Net loss.................... $(4,988,343) $ (334,528) $(10,463,145) $ (794,714)
                             ===========  ==========  ============  ==========
Net loss per share:
  Basic and diluted......... $     (0.40) $    (0.18) $      (1.02) $    (0.14)
  Weighted average shares-
   basic and diluted........  12,427,588   1,869,863    10,290,704   5,745,688
                             ===========  ==========  ============  ==========


       See notes to unaudited condensed consolidated financial statements
                               yesmail.com, inc.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Nine Months
                                                       Ended       Nine Months
                                                     September        Ended
                                                        30,       September 30,
                                                        1999          1998
                                                    ------------  -------------
Cash Flows from Operating Activities:
  Net loss......................................... $(10,463,145)   $(794,714)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities
  Depreciation and amortization....................      572,963       73,975
  Stock based compensation.........................      956,127
  Minority Interest................................       34,356       11,139
  Changes in operating assets and liabilities:
    Accounts receivable............................   (1,983,682)     (54,080)
    Deposits and prepaid expenses..................     (585,553)        (711)
    Accounts payable and accrued expenses..........    5,419,343      723,026
                                                    ------------    ---------
      Net cash used in operating activities........   (6,049,591)     (41,365)
Cash Flows from Investing Activities:
  Purchases of property and equipment..............   (1,447,671)     (41,734)
  Purchases of minority interest...................     (150,000)         --
                                                    ------------    ---------
      Net cash used in investing activities........   (1,597,671)     (41,734)
Cash Flows from Financing Activities:
  Payments to related parties......................      (56,788)        (400)
  Borrowings of short term debt....................          --       196,219
  Repayments of short term debt....................     (290,493)
  Repurchase of stock..............................                      (428)
  Net Proceeds from Issuance of common stock.......   33,143,331          --
  Proceeds from Issuance of preferred stock........    8,950,000          --
  Proceeds from Sale-leaseback.....................      745,715          --
  Principal payments under capital lease
   obligations.....................................      (90,737)     (29,553)
                                                    ------------    ---------
      Net cash provided by financing activities....   42,401,028      165,838
                                                    ------------    ---------
Net increase in cash...............................   34,753,766       82,739
Cash, beginning of period..........................       26,212        1,841
                                                    ------------    ---------
Cash, end of period................................ $ 34,779,978    $  84,580
                                                    ============    =========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the period for interest......... $    102,407    $  25,605
                                                    ============    =========
Noncash Transactions:
  Equipment acquired under capital leases.......... $    354,652    $ 158,733
  Issuance of note payable for purchase of minority
   interest........................................ $    150,000    $     --
  Issuance of warrants for common stock under
   capital leases.................................. $     56,614    $     --
  Issuance of common stock options for purchase of
   minority interest............................... $    177,000    $     --
  Note receivable from issuance of restricted
   common stock.................................... $  3,831,274    $     --
                                                    ============    =========

       See notes to unaudited condensed consolidated financial statements
                               yesmail.com, inc.

         UNAUDITED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. The company and description of business

   yesmail.com, inc. (the "Company") provides Internet marketing services to companies engaged in e-commerce. The Company's services include targeted direct email campaigns to consumers who have given express permission to receive direct marketing messages in specific categories of interest.

2. Summary of significant accounting policies

 Basis of presentation

   The unaudited condensed consolidated financial information of the Company furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to fairly state the Company's financial position, results of operations and cash flows for the periods presented. The unaudited condensed consolidated financial information of the Company should be read in conjunction with the audited financial statements and notes thereto included in this proxy statement/prospectus. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for any subsequent period or for the entire year ending December 31, 1999.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations.

 Net loss per share

   The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share." Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. However, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consisted of options to purchase 613,302 and 1,525,334 shares of common stock for the three months and nine months ended September 30, 1999, respectively.

3. Short-term debt

   The company currently has a line of credit with a bank providing for maximum borrowings of $2,500,000. The line is not subject to any financial covenants, is collateralized by all of the assets and property of the Company, and expires on June 30, 2000. Interest rate on the line was 8.25% as of September 30, 1999. There were no outstanding borrowings as of September 30, 1999.

4. Common Stock

   On July 13, 1999, the Company's Board of Directors approved a 3 for 8 reverse stock split of the Company's outstanding shares of common stock and convertible preferred stock. The reverse stock split became effective on September 21, 1999. All share and per share information included in these financial statements have been retroactively adjusted to reflect this reverse stock split.

                               yesmail.com, inc.

   In September 1999, the Company sold 3.4 million shares of common stock at $11 per share in an initial public offering. Upon closing of the initial public offering, 5,154,548 preferred shares were converted to common stock.

5. Common Stock Warrants

   In August 1999, the Company issued a warrant to a financing company in conjunction with an executed lease agreement. The warrant to purchase 7,602 shares of common stock was exercisable immediately, at an exercise price of $2.67 per share and expires on August 24, 2004. Using the Black-Scholes option pricing model, the warrant was valued at $57,000.

   In September 1999, the Company issued a warrant to a recruiting firm in conjunction with the hiring of one of the Company's executives. The warrant to purchase 17,969 shares of common stock was exercisable immediately, at an exercise price of $8.99 per share and expires on September 12, 2006. Using the Black-Scholes option pricing model, the warrant was valued at $70,000 and was charged to stock based compensation expense.

6. Stock option activity

 Issued options

   During 1999, the Company issued incentive stock options to purchase an aggregate of 459,375 shares of common stock and nonstatutory stock options to purchase an aggregate of 1,443,193 shares of common stock. The stock options generally vest over a period ranging from date of grant to a four-year period. Of the nonstatutory stock options issued, 91,318 were issued to consultants in consideration for services and 18,750 options were issued as consideration for the purchase of the minority interest in Starting Point. In addition, the Company issued nonstatutory stock options to an employee, which is subject to performance and is forfeited if certain performance measures are not achieved. During the nine months ended September 30, 1999, the Company recorded stock based compensation expense of approximately $839,000 related to the issuance of the performance based options granted to the employee and the issuance of options to the consultants. The performance based options were valued using the intrinsic value method at September 30, 1999. The options issued to consultants and options issued as consideration for the purchase of minority interest were valued using the Black-Scholes option pricing model.

 Deferred stock compensation

   For the nine months ended September 30, 1999, employees were granted options to purchase an aggregate of 969,375 shares of common stock. The deemed fair market value of the Company's common stock exceeded the exercise price of the options granted. Total non-cash compensation of approximately $1.1 million related to these grants will be charged to operations over the four-year vesting period. Non-cash compensation expense relating to these grants totaling approximately $51,000 has been recorded during the nine months ended September 30, 1999 as a stock based compensation expense.

7. Subsequent events

 Warrant

   In October 1999, the Company issued a warrant in connection with an agreement. The warrant to purchase 100,000 shares of common stock at an exercise price of $11 per share, is exercisable immediately and expires in September 2005.

                               yesmail.com, inc.

   Yesmail's principal executive offices are located in Vernon Hills, Illinois, where it leases approximately 8,700 square feet under the terms of a lease that expires in October 2003. Yesmail also has regional business and sales offices in the New York metropolitan area.

   In November 1999, the Company executed a seven year lease to rent 35,000 square feet of office premises in Chicago. The lease commences in March 2000 and terminates in February 2007. The annual lease payments will gradually increase from approximately $989,000 to $1,100,000 over the lease term. The lease may be terminated prior to 2007 upon payment of an early termination fee.

   In December 1999, the Company signed commitments to spend approximately $2,000,000 in office construction related expenditures prior to occupying the Chicago office premises in March 2000.

   On December 14, 1999, the Company announced that it had signed a definitive agreement to be acquired by CMGI, Inc., in a stock-for-stock merger. Under the terms of the agreement, CMGI will issue .1252 CMGI shares for every share of yesmail.com stock. Closing of the merger is subject to customary conditions, including formal approval by our shareholders. It is anticipated that the transaction will close in March 2000. A significant percentage of our shareholders have agreed to the vote in favor of the merger. We expect to incur additional financial advisor accounting and legal fees estimated to be between $500,000 and $800,000 contingent upon completion of the acquisition. This range is a preliminary estimate only and is, therefore, subject to change.

                                                                         ANNEX A

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                  by and among

                                  CMGI, Inc.,

                             Mars Acquisition, Inc.

                                      and

                               yesmail.com, inc.

                         Dated as of December 14, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE I THE MERGER......................................................  A-1
    1.1  Effective Time of the Merger.....................................   A-1
    1.2  Closing..........................................................   A-2
    1.3  Effects of the Merger............................................   A-2
    1.4  Directors........................................................   A-2

 ARTICLE II CONVERSION OF SECURITIES.......................................  A-2
    2.1  Conversion of Capital Stock......................................   A-2
    2.2  Exchange of Certificates.........................................   A-3

 ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................  A-5
    3.1  Organization, Standing and Power; Subsidiaries...................   A-5
    3.2  Capitalization...................................................   A-6
    3.3  Authority; No Conflict; Required Filings and Consents............   A-7
    3.4  SEC Filings; Financial Statements................................   A-8
    3.5  No Undisclosed Liabilities.......................................   A-9
    3.6  Absence of Certain Changes or Events.............................   A-9
    3.7  Taxes............................................................   A-9
    3.8  Owned and Leased Real Properties.................................  A-10
    3.9  Intellectual Property............................................  A-11
    3.10 Agreements, Contracts and Commitments............................  A-11
    3.11 Litigation.......................................................  A-12
    3.12 Environmental Matters............................................  A-12
    3.13 Employee Benefit Plans...........................................  A-13
    3.14 Compliance With Laws.............................................  A-14
    3.15 Permits..........................................................  A-15
    3.16 Registration Statement; Proxy Statement/Prospectus...............  A-15
    3.17 Labor Matters....................................................  A-15
    3.18 Insurance........................................................  A-15
    3.19 Business Activity Restrictions...................................  A-15
    3.20 Year 2000 Compliance.............................................  A-15
    3.21 Assets...........................................................  A-16
    3.22 Opinion of Financial Advisor.....................................  A-16
    3.23 Section 203 of the DGCL Not Applicable...........................  A-16
    3.24 Tax Matters......................................................  A-17
    3.25 Transactions with Affiliates.....................................  A-17
    3.26 Brokers; Schedule of Fees and Expenses...........................  A-17

 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE TRANSITORY
            SUBSIDIARY..................................................... A-17
    4.1  Organization, Standing and Power.................................  A-17
    4.2  Capitalization...................................................  A-17
    4.3  Authority; No Conflict; Required Filings and Consents............  A-18
    4.4  SEC Filings; Financial Statements................................  A-18
    4.5  Absence of Certain Changes or Events.............................  A-19
    4.6  Tax Matters......................................................  A-19
    4.7  Registration Statement; Proxy Statement/Prospectus...............  A-19
    4.8  Litigation.......................................................  A-19
    4.9  Operations of the Transitory Subsidiary..........................  A-19

                                                                          Page
                                                                          ----
 ARTICLE V CONDUCT OF BUSINESS........................................... A-20
    5.1  Covenants of the Company.......................................  A-20
    5.2  Cooperation....................................................  A-22
    5.3  Confidentiality................................................  A-22

 ARTICLE VI ADDITIONAL AGREEMENTS........................................ A-22
    6.1  No Solicitation................................................  A-22
    6.2  Proxy Statement/Prospectus; Registration Statement.............  A-23
    6.3  Nasdaq Quotation...............................................  A-24
    6.4  Access to Information..........................................  A-24
    6.5  Stockholders Meeting...........................................  A-24
    6.6  Legal Conditions to the Merger.................................  A-25
    6.7  Public Disclosure..............................................  A-26
    6.8  Tax-Free Reorganization........................................  A-26
    6.9  Affiliate Agreements...........................................  A-26
    6.10 Nasdaq National Market Listing.................................  A-26
    6.11 Company Stock Plans and the Company Warrants...................  A-26
    6.12 Stockholder Litigation.........................................  A-27
    6.13 Indemnification................................................  A-27
    6.14 Termination of Company 401(k) Plan.............................  A-28

 ARTICLE VII CONDITIONS TO MERGER........................................ A-28
    7.1  Conditions to Each Party's Obligation To Effect the Merger.....  A-28
               Additional Conditions to Obligations of the Buyer and the
    7.2  Transitory Subsidiary..........................................  A-28
    7.3  Additional Conditions to Obligations of the Company............  A-29

 ARTICLE VIII TERMINATION AND AMENDMENT.................................. A-29
    8.1  Termination....................................................  A-29
    8.2  Effect of Termination..........................................  A-30
    8.3  Fees and Expenses..............................................  A-31
    8.4  Amendment......................................................  A-32
    8.5  Extension; Waiver..............................................  A-32

 ARTICLE IX MISCELLANEOUS................................................ A-32
    9.1  Nonsurvival of Representations and Warranties..................  A-32
    9.2  Notices........................................................  A-32
    9.3  Entire Agreement...............................................  A-33
    9.4  No Third Party Beneficiaries...................................  A-33
    9.5  Assignment.....................................................  A-33
    9.6  Severability...................................................  A-33
    9.7  Counterparts and Signature.....................................  A-33
    9.8  Interpretation.................................................  A-34
    9.9  Governing Law..................................................  A-34
    9.10 Remedies.......................................................  A-34
    9.11 Waiver of Jury Trial...........................................  A-34
    9.12 Forum..........................................................  A-34

EXHIBITS

 Exhibit A Form of Company Stock Option Agreement
 Exhibit B Form of Stockholder Agreement
 Exhibit C Forms of Stockholder Lock-up Agreements
 Exhibit D Form of Company Affiliate Agreement

                            TABLES OF DEFINED TERMS

                                                Cross Reference
          Terms                                 in Agreement
          -----                                 ---------------
          Acquisition Proposal                  Section 6.1(a)
          Affiliate                             Section 6.9
          Affiliate Agreement                   Section 6.9
          Agreement                             Preamble
          Alternative Transaction               Section 8.3(e)
          Antitrust Laws                        Section 6.6(b)
          Antitrust Order                       Section 6.6(b)
          Buyer                                 Preamble
          Buyer Balance Sheet                   Section 4.4(b)
          Buyer Common Stock                    Section 2.1(c)
          Buyer Disclosure Schedule             Article IV
          Buyer Material Adverse Effect         Section 4.1
          Buyer Preferred Stock                 Section 4.2
          Buyer SEC Reports                     Section 4.4(a)
          Certificates                          Section 2.2(b)
          Closing                               Section 1.2
          Closing Date                          Section 1.2
          Code                                  Preamble
          Company                               Preamble
          Company Balance Sheet                 Section 3.4(b)
          Company Common Stock                  Section 2.1(b)
          Company Disclosure Schedule           Article III
          Company Employee Plans                Section 3.13(a)
          Company Intellectual Property Rights  Section 3.9(a)
          Company Leases                        Section 3.8(b)
          Company Material Adverse Effect       Section 3.1
          Company Material Contracts            Section 3.10
          Company Meeting                       Section 3.16
          Company Permits                       Section 3.15
          Company Preferred Stock               Section 3.2(a)
          Company Products                      Section 3.20(b)
          Company SEC Reports                   Section 3.4(a)
          Company Stock Options                 Section 3.2(b)
          Company Stock Option Agreement        Preamble
          Company Stock Plans                   Section 3.2(b)
          Company Systems                       Section 3.20(b)
          Company Voting Proposal               Section 6.5(a)
          Company Warrants                      Section 3.2(b)
          Confidentiality Agreement             Section 5.3
          Constituent Corporations              Section 1.3
          DGCL                                  Section 1.1
          Effective Time                        Section 1.1
          Employee Benefit Plans                Section 3.13(a)
          Environmental Law                     Section 3.12(b)
          ERISA Affiliate                       Section 3.13(a)
          ERISA                                 Section 3.13(a)
          Exchange Agent                        Section 2.2(a)
          Exchange Fund                         Section 2.2(a)
          Exchange Act                          Section 3.3(c)

                                  Cross Reference
          Terms                   in Agreement
          -----                   ---------------
          Exchange Ratio          Section 2.1(c)
          Governmental Entity     Section 3.3(c)
          Hazardous Substance     Section 3.12(c)
          HSR Act                 Section 3.3(c)
          Indemnified Parties     Section 6.13
          Liens                   Section 3.22
          Lock-up Agreement       Preamble
          Merger                  Preamble
          Outside Date            Section 8.1(b)
          Proxy Statement         Section 3.16
          Registration Statement  Section 3.16
          Rule 145                Section 6.10
          SEC                     Section 3.3(c)
          Securities Act          Section 3.4(a)
          Stockholder Agreements  Preamble
          Subsidiary              Section 3.1
          Superior Proposal       Section 6.1(a)
          Surviving Corporation   Section 1.3
          Tax Returns             Section 3.7(a)
          Taxes                   Section 3.7(a)
          Third Party             Section 8.3(e)
          Transitory Subsidiary   Preamble
          Year 2000 Compliant     Section 3.20

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

   THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "Agreement"), dated as of December 14, 1999, is by and among CMGI, Inc., a Delaware corporation (the "Buyer"), Mars Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (the "Transitory Subsidiary"), and yesmail.com, inc., a Delaware corporation (the "Company").

   WHEREAS, the Boards of Directors of the Buyer and the Company have approved and declared advisable this Agreement and the Merger (as defined below);

   WHEREAS, the combination of the Buyer and the Company shall be effected by the terms of this Agreement through a merger of the Transitory Subsidiary into the Company, as a result of which the stockholders of the Company will become stockholders of the Buyer (the "Merger");

   WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Buyer's willingness to enter into this Agreement, the Company has entered into a Stock Option Agreement dated as of the date of this Agreement and attached hereto as Exhibit A (the "Company Stock Option Agreement"), pursuant to which the Company granted the Buyer an option to purchase shares of common stock of the Company under certain circumstances;

   WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Buyer's willingness to enter into this Agreement, certain stockholders of the Company have entered into a Stockholder Agreement dated as of the date of this Agreement in the form attached as Exhibit B (the "Stockholder Agreement"), pursuant to which such stockholders have agreed, inter alia, to give the Buyer a proxy to vote all of the shares of capital stock of the Company that such stockholders own for certain limited purposes;

   WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Buyer's willingness to enter into this Agreement, certain stockholders and employees of the Company have entered into Stockholder Lock-Up Agreements in the forms attached hereto as Exhibits C-1, C-2 and C-3 (the "Lock-Up Agreements"), pursuant to which such parties have agreed to certain restrictions relating to the disposition of Buyer Common Stock following the Effective Time (as defined in Section 1.1); and

   WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

   NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the Buyer, the Transitory Subsidiary and the Company agree as follows:

                                   ARTICLE I

                                   THE MERGER

   1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, prior to the Closing (as defined in Section 1.2), the Buyer shall prepare, and on the Closing Date (as defined in Section 1.2) or as soon as practicable thereafter the Buyer shall cause to be filed with the Secretary of State of the State of Delaware, a certificate of merger (the "Certificate of Merger") in such form as is required by, and executed by the Surviving Corporation (as defined in Section 1.3) in accordance with, the relevant provisions of the General Corporation Law of the State of Delaware ("DGCL") and shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the

Secretary of State of the State of Delaware or at such later time as is established by the Buyer and the Company and set forth in the Certificate of Merger (the "Effective Time").

   1.2 Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m., Boston time, on a date to be specified by the Buyer and the Company (the "Closing Date"), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, but subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, unless another date, place or time is agreed to in writing by the Buyer and the Company.

   1.3 Effects of the Merger. At the Effective Time (i) the separate existence of the Transitory Subsidiary shall cease and the Transitory Subsidiary shall be merged with and into the Company (the Transitory Subsidiary and the Company are sometimes referred to below as the "Constituent Corporations" and the Company following the Merger is sometimes referred to below as the "Surviving Corporation"), (ii) the Certificate of Incorporation of the Company shall be amended so that Article FOURTH of such Certificate of Incorporation reads in its entirety as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of common stock, $.01 par value per share," and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation, and (iii) the By-laws of the Transitory Subsidiary as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation. The Merger shall have the effects set forth in
Section 259 of the DGCL.

   1.4 Directors. The directors of the Transitory Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

   2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of the Company or capital stock of the Transitory Subsidiary:

     (a) Capital Stock of the Transitory Subsidiary. Each issued and outstanding share of the capital stock of the Transitory Subsidiary shall be converted into and become one fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation.

     (b) Cancellation of Treasury Stock and Buyer-Owned Stock. All shares of common stock, $.0001 par value per share, of the Company ("Company Common Stock") that are owned by the Company and any shares of Company Common Stock owned by the Buyer or the Transitory Subsidiary shall be canceled and shall cease to exist and no stock of the Buyer or other consideration shall be delivered in exchange therefor.

     (c) Exchange Ratio for Company Common Stock. Subject to Section 2.2, each share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b)) issued and outstanding immediately before the Effective Time shall be automatically converted into the right to receive 0.1252 shares (the "Exchange Ratio") of common stock, $.01 par value per share, of the Buyer ("Buyer Common Stock"). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Buyer Common Stock and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

     (d) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Buyer Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Buyer Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time.

     (e) Unvested Stock. At the Effective Time, any unvested shares of Company Common Stock awarded to employees, directors or consultants pursuant to any of the Company's plans or arrangements and outstanding immediately prior to the Effective Time shall be converted to unvested shares of Buyer Common Stock in accordance with the Exchange Ratio and shall remain subject to the same terms, restrictions and vesting schedule (including acceleration provisions) as in effect immediately prior to the Effective Time, except as otherwise agreed by Buyer and the holder thereof. All outstanding rights which the Company may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock shall be assigned to the Buyer in the Merger and shall thereafter be exercisable by Buyer upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to such rights and the purchase price payable per share shall be adjusted to reflect the Exchange Ratio. The Buyer shall take all steps necessary to cause the foregoing provisions of this Section 2.1(e) to occur.

     (f) Treatment of Company Options and Company Warrants. Outstanding Company Stock Options and Company Warrants (in each case as defined in Section 3.2(b)) shall be treated following the Effective Time in the manner set forth in Section 6.11.

   2.2 Exchange of Certificates. The procedures for exchanging outstanding shares of Company Common Stock for Buyer Common Stock pursuant to the Merger are as follows:

     (a) Exchange Agent. As of the Effective Time, the Buyer shall deposit with a bank or trust company designated by the Buyer (the "Exchange Agent"), for the benefit of the holders of shares of the Company Common Stock, for exchange in accordance with this Section 2.2, through the Exchange Agent, (i) certificates representing the shares of Buyer Common Stock (such shares of Buyer Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of the Company Common Stock, (ii) cash in an amount sufficient to make payments required pursuant to Section 2.2(e), and (iii) any dividends or distributions to which holders of Certificates (as defined below) may be entitled pursuant to Section 2.2(c)

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of the Company Common Stock (the "Certificates") whose shares were converted pursuant to Section 2.1 into the right to receive shares of Buyer Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Buyer may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Buyer Common Stock (plus cash in lieu of fractional shares, if any, of Buyer Common Stock and any dividends or distributions as provided below). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Buyer, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Buyer Common Stock which such holder has the right to receive pursuant to the provisions of this Article II with respect to the shares of Company Common Stock represented by such Certificate plus cash in lieu of fractional shares pursuant to Section 2.2(e) and any dividends or distributions pursuant to Section 2.2(c), and the Certificate so surrendered shall immediately be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Buyer Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(e) and any dividends or distributions pursuant to
  Section 2.2(c) may be issued and paid to a person other than the person in whose name the Certificate so surrender is registered, if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Buyer Common Stock plus cash in lieu of fractional shares pursuant to Section 2.2(e) and any dividends or distributions pursuant to Section 2.2(c) as contemplated by this Section 2.2.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to
  Section 2.2(e) until the holder of record of such Certificate shall surrender such Certificate as contemplated by Section 2.2(b). Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and paid to the record holder of the Certificate, (i) certificates representing whole shares of Buyer Common Stock issued in exchange therefor, without interest, (ii) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Buyer Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Buyer Common Stock, and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Buyer Common Stock.

     (d) No Further Ownership Rights in Company Common Stock. All shares of Buyer Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or other distributions paid pursuant to Sections 2.2(c) or 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

     (e) No Fractional Shares. No certificate or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of the Buyer. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the average of the last reported sales prices of the Buyer Common Stock on the Nasdaq National Market during the ten (10) consecutive trading days ending on and including the last trading day prior to the Effective Time.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for 180 days after the Effective Time shall be delivered to the Buyer, upon demand, and any holder of the Certificates who has not previously complied with this
  Section 2.2 shall thereafter look only to the Buyer, for payment of its claim for Buyer Common Stock, any cash in lieu of fractional shares of Buyer Common Stock and any dividends or distributions with respect to Buyer Common Stock.

     (g) No Liability. To the extent permitted by applicable law, none of the Buyer, the Transitory Subsidiary, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Company Common Stock or Buyer Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to one year after the Effective Time (or immediately prior to such earlier date on which any shares of Buyer Common Stock, and any cash payable to the holder of such Certificate pursuant to this Article II or any dividends or distributions payable to the holder of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.3(c))), any such shares of Buyer Common Stock or cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     (h) Withholding Rights. Each of the Buyer and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of law. To the extent that amounts are so withheld by the Surviving Corporation or the Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Buyer, as the case may be.

     (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Buyer Common Stock and any cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Buyer Common Stock deliverable in respect thereof pursuant to this Agreement.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to the Buyer and the Transitory Subsidiary that the statements contained in this Article III are true and correct, except as set forth herein or in the disclosure schedule delivered by the Company to the Buyer on or before the date of this Agreement (the "Company Disclosure Schedule").

   3.1 Organization, Standing and Power; Subsidiaries.

   (a) Each of the Company and its Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the business, properties, financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, or to have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement, the Stockholder Agreement or the Company Stock Option Agreement other than any effect (a) resulting from or arising out of the public announcement of this Agreement or any of the transactions contemplated hereby, (b) attributable to any legal action or proceeding brought by or on behalf of stockholders of the Company alleging that the Board of Directors of the Company breached its fiduciary duties in connection with its approval of the Merger, this Agreement or the transactions contemplated hereby, or (c) arising or resulting from general industry, economic or stock market conditions that affect the Company in a manner not disproportionate to the manner in which such conditions affect other companies in the technology sector (a "Company Material Adverse Effect").

   (b) Except as set forth in the Company SEC Reports (as defined in Section 3.4) filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, membership, partnership or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, membership, partnership or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated. As used in this Agreement, the word "Subsidiary" means, with respect to a party, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party and/or one or more of its Subsidiaries do not have a majority of the voting interest in such partnership), (ii) such party and/or one or more of its Subsidiaries holds voting power to elect a majority of the board of directors or other governing body performing similar functions, or (iii) such party and/or one or more of its Subsidiaries, directly or indirectly, owns or controls more than 50% of the equity, membership, partnership or similar interests.

   (c) The Company has delivered or made available to the Buyer complete and accurate copies of the Certificate of Incorporation and By-laws of the Company and of the charter, by-laws or other organizational documents of each Subsidiary of the Company.

   3.2 Capitalization.

   (a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, $.0001 par value per share ("Company Preferred Stock"). As of the close of business on December 14, 1999, (i) 20,324,094 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in the treasury of the Company or by Subsidiaries of the Company, and (iii) no shares of the Company Preferred Stock were issued and outstanding.

   (b) Section 3.2(b) of the Company Disclosure Schedule lists the number of shares of Company Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of the date of this Agreement and the plans (if any) under which such options were granted (collectively, the "Company Stock Plans") and sets forth a complete and accurate list of all holders of outstanding options to purchase shares of Company Common Stock (such outstanding options, the "Company Stock Options"), indicating the number of shares of Company Common Stock subject to each Company Stock Option, and the exercise price, the date of grant, vesting schedule and the expiration date thereof. Section 3.2 of the Company Disclosure Schedule shows the number of shares of Company Common Stock reserved for future issuance pursuant to warrants or other outstanding rights to purchase shares of Company Common Stock outstanding as of the date of this Agreement (such outstanding warrants or other rights, the "Company Warrants") and the agreement or other document under which such Company Warrants were granted and sets forth a complete and accurate list of all holders of Company Warrants indicating the number and type of shares of Company Common Stock subject to each Company Warrant, and the exercise price, the date of grant and the expiration date thereof. Except (x) as set forth in this Section 3.2 and (y) as reserved for future grants under Company Stock Plans, (i) there are no equity securities of any class of the Company or any of its Subsidiaries, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or any security or rights convertible into or exchangeable or exercisable for any such shares, or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Neither the Company nor any of its Subsidiaries has issued and outstanding any stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. To the knowledge of the Company, other than the Stockholder Agreements, there are no agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock of the Company or any of its Subsidiaries.

   (c) All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company's Certificate of Incorporation or By-laws or any agreement to which the Company is a party or is otherwise bound. There are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of the Company Common Stock or the capital stock of the Company or any of its Subsidiaries or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in the Company or any Subsidiary of the Company or any other entity, other than guarantees of bank obligations of Subsidiaries of the Company entered into in the ordinary course of business.

   (d) All of the outstanding shares of capital stock of each of the Company's Subsidiaries are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares (other than directors' qualifying shares in the case of non-U.S. Subsidiaries, all of which the Company has the power to cause to be transferred for no or nominal consideration to the Buyer or the Buyer's designee) are owned, of record and beneficially, by the Company or another Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances of any nature.

   (e) No consent of the holders of Company Stock Options is required in connection with the conversion of such options contemplated by Section 6.11.

   3.3 Authority; No Conflict; Required Filings and Consents.

   (a) The Company has all requisite corporate power and authority to enter into this Agreement and the Company Stock Option Agreement and to consummate the transactions contemplated by this Agreement and the Company Stock Option Agreement. The execution and delivery of this Agreement and the Company Stock Option Agreement and the consummation of the transactions contemplated by this Agreement and the Company Stock Option Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger by the Company's stockholders under the DGCL. This Agreement and the Company Stock Option Agreement have been duly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable in accordance with their respective terms.

   (b) The execution and delivery of this Agreement and the Company Stock Option Agreement by the Company does not, and the consummation of the transactions contemplated by this Agreement and the

Company Stock Option Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of the Company or the charter, by-laws, or other organizational document of any Subsidiary of the Company, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract or other agreement, instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i), (ii), (iii), (iv) and (v) of Section 3.3(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of its or their properties or assets, except in the case of clauses (ii) and (iii) of this
Section 3.3(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect.

   (c) No consent, approval, license, permit, order or authorization of, or, registration, declaration, notice or filing with, any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency (a "Governmental Entity") is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Company Stock Option Agreement by the Company or the consummation of the transactions contemplated by this Agreement or the Company Stock Option Agreement, except for (i) the filing of a pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) the filing of the Proxy Statement (as defined in Section 3.16 below) with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) the filing of such reports or schedules under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws except where the failure to obtain any such consent, approval, order, authorization, registration, declaration or filing would not have a Company Material Adverse Effect.

   (d) The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock on the record date for the Company Meeting (as defined below) is the only vote of the holders of any class or series of the Company's capital stock or other securities necessary to adopt this Agreement. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

   3.4 SEC Filings; Financial Statements.

   (a) The Company has filed and made available to the Buyer all forms, reports and other documents required to be filed by the Company with the SEC since its inception. All such required forms, reports and other documents (including those that the Company may file after the date hereof until the Closing) together with any amendments thereto are referred to herein as the "Company SEC Reports." The Company SEC Reports (i) were or will be filed on a timely basis,
(ii) were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and
(iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or other documents with the SEC.

   (b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented or will fairly present the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods indicated, consistent with the books and records of the Company and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of the Company as of September 30, 1999 is referred to herein as the "Company Balance Sheet."

   3.5 No Undisclosed Liabilities. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, and except for normal or recurring liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practices, the Company and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with United States generally accepted accounting principles), and whether due or to become due, which, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect.

   3.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, since the date of the Company Balance Sheet, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has not been (i) any event, change or development in the business, properties, financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole, which, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect; or (ii) except as disclosed pursuant to this Agreement (including the Company Disclosure Schedule) any other action or event that would have required the consent of the Buyer pursuant to Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement.

   3.7 Taxes.

   (a) The Company and each of its Subsidiaries has filed all Tax Returns (as defined below) that it was required to file, and all such Tax Returns were correct and complete except for any errors or omissions which are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company and each of its Subsidiaries has paid on a timely basis all Taxes (as defined below) that are shown to be due on any such Tax Returns. The unpaid Taxes of the Company and its Subsidiaries for Tax periods through the date of the Company Balance Sheet do not exceed the accruals and reserves for Taxes set forth on the Company Balance Sheet exclusive of any accruals and reserves for "deferred taxes" or similar items that reflect timing differences between Tax and financial accounting principles. All Taxes that the Company or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. For purposes of this Agreement,
(i) "Taxes" means all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof and (ii) "Tax Returns" means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

   (b) The Company has delivered to the Buyer correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries since inception. The federal income Tax Returns of the Company and each of its Subsidiaries have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Section 3.7(b) of the Company Disclosure Schedule. The Company has made available to the Buyer correct and complete copies of all other Tax Returns of the Company and its Subsidiaries together with all related examination reports and statements of deficiency for all periods. No examination or audit of any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated. Neither the Company nor any of its Subsidiaries has been informed by any Governmental Entity that the Governmental Entity believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

   (c) Neither the Company nor any of its Subsidiaries: (i) is a "consenting corporation" within the meaning of Section 341(f) of the Code, and none of the assets of the Company or its Subsidiaries are subject to an election under
Section 341(f) of the Code; (ii) has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code; (iii) has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments that may be treated as an "excess parachute payment" under Section 280G of the Code; (iv) has any actual or potential liability for any Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), or as a transferee or successor, by contract, or otherwise; or (v) is or has been required to make a basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

   (d) None of the assets of the Company or any of its Subsidiaries: (i) is property that is required to be treated as being owned by any other person pursuant to the provisions of former Section 168(f)(8) of the Code; (ii) is "tax-exempt use property" within the meaning of Section 168(h) of the Code; or
(iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

   (e) Neither the Company nor any of its Subsidiaries has undergone, or will undergo as a result of the transactions contemplated by the Agreement, a change in its method of accounting resulting in an adjustment to its taxable income pursuant to Section 481(h) of the Code.

   (f) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Company and its Subsidiaries are or were members or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement.

   3.8 Owned and Leased Real Properties.

   (a) The Company does not own and has never owned any real property.

   (b) The Company has provided to the Buyer a complete and accurate list of all real property leased by the Company or its Subsidiaries (collectively "Company Leases") and the location of the premises. The Company is not in default in any material respect under any of the Company Leases. Each of the Company Leases is in full force and effect and will not cease to be in full force and effect as a result of the transactions contemplated by this Agreement.

   3.9 Intellectual Property.

   (a) The Company and its Subsidiaries exclusively own, or are licensed or otherwise possess legally enforceable rights to use, without any obligation to make any fixed or contingent payments, including any royalty payments, all patents, trademarks, trade names, domain names, service marks and copyrights, any applications for and registrations of such patents, trademarks, trade names, domain names, service marks and copyrights, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are used or necessary to conduct the business of the Company and its Subsidiaries as currently conducted (the "Company Intellectual Property Rights").

   (b) The execution and delivery of this Agreement and consummation of the Merger will not result in the breach of, or create on behalf of any third party the right to terminate or modify, any material license, sublicense or other agreement relating to the Company Intellectual Property Rights, or any license, sublicense and other agreement as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use any third party patents, trademarks, copyrights or trade secrets (the "Company Third Party Intellectual Property Rights"), including software that is used in the manufacture of, incorporated in, or forms a part of any product or service sold or expected to be sold by the Company or any of its Subsidiaries.

   (c) All patents, registered trademarks, service marks and copyrights which are held by the Company or any of its Subsidiaries and which are material to the business of the Company and its Subsidiaries, taken as a whole, are valid and subsisting. The Company and its Subsidiaries have taken reasonable measures to protect the proprietary nature of the Company Intellectual Property Rights that are material to the business of the Company and its Subsidiaries, taken as a whole, and to maintain in confidence all trade secrets and confidential information owned or used by the Company or any of its Subsidiaries and that are material to the business of the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, no other person or entity is infringing, violating or misappropriating any of the Company Intellectual Property Rights. None of the activities or business previously or currently conducted by the Company or any of the Subsidiaries infringes, violates or constitutes a misappropriation of, any patents, trademarks, trade names, service marks and copyrights, any applications for and registrations of such patents, trademarks, trade names, service marks and copyrights, and all processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material of any other person or entity except for any infringement, violation or misappropriation that would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any complaint, claim or notice alleging any such infringement, violation or misappropriation.

   3.10 Agreements, Contracts and Commitments.

   (a) Section 3.10(a) of the Company Disclosure Schedule sets forth a list of all contracts, agreements and commitments, written or oral ("Contracts"), of the following categories to which the Company or any of its Subsidiaries is a party or by which any of them is bound ("Company Material Contracts"):

     (i) Contracts under which the Company or any Subsidiary licenses any Company Intellectual Property Rights to a third party, other than to customers in the ordinary course of business;

     (ii) Contracts under which the Company or any Subsidiary licenses any material item of intellectual property from a third party;

     (iii) Contracts with any Affiliate of the Company;

     (iv) Contracts for the acquisition, sale or disposition of any material assets of the Company or any of its Subsidiaries outside the ordinary course of business;

     (v) any Contract not disclosed in a Company SEC Report that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC);

     (vi) any Contract under which a third party would be entitled to receive a license or any other right to intellectual property of the Buyer or any of Buyer's affiliates (as defined in Rule 405 under the Securities Act), other than the Surviving Corporation, following the Closing, and

     (vii) any Contract that would require Buyer to register any shares of Buyer Common Stock under the Securities Act after the Closing.

   (b) Each Company Material Contract has not expired by its terms and is in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract or any other loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or other contract, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults which, individually or in the aggregate, have not resulted in, and are not reasonably likely to result in, a Company Material Adverse Effect.

   3.11 Litigation. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Company Material Adverse Effect. There are no judgments, orders or decrees outstanding against the Company.

   3.12 Environmental Matters.

   (a) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement and except for such matters which, individually or in the aggregate, have not had, and are not reasonably likely to have a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries has complied with, and is not in violation of, any applicable Environmental Laws (as defined in Section 3.12(b)); (ii) the properties currently owned or operated by the Company and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances (as defined in Section 3.12(c)); (iii) the properties formerly owned or operated by the Company or any of its Subsidiaries were not contaminated with Hazardous Substances prior to or during the period of ownership or operation by the Company or any of its Subsidiaries; (iv) neither the Company nor its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on the property of any third party; (v) neither the Company nor any of its Subsidiaries have released any Hazardous Substance to the environment; (vi) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, liable under or have obligations under any Environmental Law;
(vii) neither the Company nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; and
(viii) there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, obligations, investigations, costs or restrictions on the ownership, use or transfer of any property of the Company or any of its Subsidiaries pursuant to any Environmental Law.

   (b) For purposes of this Agreement, "Environmental Law" means any law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement of any jurisdiction relating to: (A) the protection, investigation or restoration of the environment, human health and safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

   (c) For purposes of this Agreement, "Hazardous Substance" means any substance that is: (A) listed, classified, regulated or which falls within the definition of a "hazardous substance" or "hazardous material" pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

   (d) Section 3.12(d) of the Company Disclosure Schedule sets forth a complete and accurate list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by the Company or any of its Subsidiaries (whether conducted by or on behalf of the Company or one of its Subsidiaries or a third party, and whether done at the initiative of the Company or one of its Subsidiaries or directed by a Governmental Entity or other third party) which were issued or conducted during the past five years and of which the Company has possession. A complete and accurate copy of each such document has been provided to the Buyer.

   3.13 Employee Benefit Plans.

   (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans (as defined below) maintained, or contributed to, by the Company, any Subsidiary of the Company or any ERISA Affiliate (as defined below), or with respect to which the Company or any Subsidiary has or may have any actual or contingent liabilities (together, the "Company Employee Plans"). For purposes of this Agreement, the following terms shall have the following meanings: (i) "Employee Benefit Plan" means any "employee pension benefit plan" (as defined in Section 3(2) of ERISA), any "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and any other plan, agreement or arrangement involving direct or indirect compensation or fringe benefits, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation; (ii) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended; and (iii) "ERISA Affiliate" means any entity which is, or at any applicable time was, a member of (1) a controlled group of corporations (as defined in Section 414(b) of the Code),
(2) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (3) an affiliated service group (as defined under
Section 414(m) of the Code or the regulations under Section 414(o) of the
Code), any of which includes or included the Company or a Subsidiary.

   (b) With respect to each Company Employee Plan, the Company has furnished to the Buyer, a complete and accurate copy of (i) such Company Employee Plan (or a written summary of any unwritten plan), (ii) the most recent annual report (Form 5500, 5500C or 5500R) filed with the IRS, if any, required under ERISA or the Code, (iii) each trust agreement, group annuity contract and summary plan description, if any, required under ERISA relating to such Company Employee Plan and (iv) reports, if any, regarding the satisfaction of the nondiscrimination requirements of Sections 401(a)(4), 401(k), 401(m) and 410(b) of the Code for the last plan year.

   (c) Each Company Employee Plan has been administered in all material respects in accordance with its terms and each of the Company, the Company's Subsidiaries and their ERISA Affiliates has in all material respects met its obligations with respect to such Company Employee Plan and has made all required contributions thereto. With respect to the Company Employee Plans, no event has occurred, and to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries could be subject to (i) any liability under ERISA, the Code or any other applicable law which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect; or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Employee Plan.

   (d) With respect to the Company Employee Plans, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations (other than routine claims for benefits) which have not been accounted for by reserves, or otherwise properly footnoted in accordance with United States generally accepted accounting principles, on the financial statements of the Company.

   (e) All the Company Employee Plans that are intended to be qualified under
Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Company Employee Plans are qualified and the plans and trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked and revocation has not been threatened, and no such Company Employee Plan has been amended or operated since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost.

   (f) Neither the Company, any Subsidiary of the Company nor any ERISA Affiliate has (i) ever maintained a Company Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA or (ii) ever been obligated to contribute to, or otherwise has any liability with respect to, a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA). No Company Employee Plan is funded by, associated with or related to a "voluntary employee's beneficiary association" within the meaning of Section 501(c)(9) of the Code.

   (g) Each Company Employee Plan is amendable and terminable unilaterally by the Company at any time without any material liability to the Company as a result thereof and no Company Employee Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Company Employee Plan.

   (h) Except as disclosed in Section 3.10(h) of the Company Disclosure Schedule or the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any (i) agreement with any stockholders, director, executive officer or other key employee of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director, executive officer or key employee; (ii) agreement, plan or arrangement under which any person may receive payments from the Company or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person's "parachute payment" under Section 280G of the Code; and (iii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan, or Company Employee Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

   (i) Except as disclosed in Section 3.13(i) of the Company Disclosure
Schedule: (i) no claims (other than claims for benefits payable in the normal operation of the Company Employee Plans) are outstanding with respect to any Company Employee Plan; (ii) there are no pending nor, to the Company's knowledge, threatened legal proceedings with respect to any Company Employee Plan; and (iii) no Company Employee Plan is the subject of an examination by any governmental authority or of any government-sponsored amnesty, voluntary compliance or similar program.

   3.14 Compliance With Laws. The Company and each of its Subsidiaries has complied with, is not in violation of, and has not received any notice alleging any violation with respect to, any applicable provisions of any statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its properties or assets, except for failures to comply or violations which, individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect.

   3.15 Permits. The Company and each of its Subsidiaries have all permits, licenses and franchises from Governmental Entities required to conduct their businesses as now being conducted or as presently contemplated to be conducted (the "Company Permits"), except for such permits, licenses and franchises the absence of which, individually or in the aggregate, have not resulted in, and are not reasonably likely to result in, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance, in all material respects, with the terms of the Company Permits.

   3.16 Registration Statement; Proxy Statement/Prospectus. The information to be supplied by the Company for inclusion in the registration statement on Form S-4 pursuant to which shares of Buyer Common Stock issued in connection with the Merger will be registered under the Securities Act (the "Registration Statement"), shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information to be supplied by the Company for inclusion in the proxy statement/prospectus (the "Proxy Statement") to be sent to the stockholders of the Company in connection with the meeting of the Company's stockholders to consider this Agreement and the Merger (the "Company Meeting") shall not, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Company Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform the Buyer.

   3.17 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

   3.18 Insurance. Each of the Company and its Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses.

   3.19 Business Activity Restrictions. There is no non-competition or other similar agreement, commitment, judgment, injunction or order to which the Company or any Subsidiary of the Company is a party or subject to that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business by the Company in any material respect. The Company has not entered into any agreement under which it is restricted in any material respect from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business.

   3.20 Year 2000 Compliance.

   (a) The Company has conducted "year 2000" audits with respect to (i) all of the Company's internal systems used in the business or operations of the Company, including, without limitation, computer hardware systems, software applications, firmware, equipment firmware and other embedded systems, and (ii) the software, hardware, firmware and other technology which constitute part of the products and services marketed or sold by the Company or licensed by the Company to third parties. The
Company has obtained "year 2000" certificates with respect to all material third-party systems used in connection with the business or operations of the Company.

   (b) All of (i) the Company's material internal systems used in the business or operations of the Company, including, without limitation, computer hardware systems, software applications, firmware, equipment containing embedded microchips and other embedded systems (the "Company Systems"), and (ii) the software, hardware, firmware and other technology which constitute part of the products and services marketed or sold by the Company or licensed by the Company to third parties (the "Company Products") are Year 2000 Compliant.

   (c) The Company has no knowledge of any failure to be Year 2000 Compliant of any material third-party system used in connection with the business or operations of the Company.

   (d) For purposes of this Agreement, "Year 2000 Compliant" means that the applicable system or item:

     (i) accurately receives, records, stores, provides, recognizes and processes all date and time data from, during, into and between the twentieth and twenty-first centuries, the years 1999 and 2000 and all leap years;

     (ii) accurately performs all date-dependent calculations and operations (including, without limitation, mathematical operations, sorting, comparing and reporting) from, during, into and between the twentieth and twenty-first centuries, the years 1999 and 2000 and all leap years; and

     (iii) does not malfunction, cease to function or provide invalid or incorrect results as a result of (x) the change of years from 1999 to 2000 or from 2000 to 2001, (y) date data, including date data which represents or references different centuries, different dates during 1999 and 2000, or more than one century or (z) the occurrence of any particular date;

in each case without human intervention, other than original data entry; provided, in each case, that all applications, hardware and other systems used in conjunction with such system or item which are not owned or licensed by the Company correctly exchange date data with or provide data to such system or item.

   (e) The Company has not provided any guarantee or warranty for any product sold or licensed, or service provided, by the Company to the effect that such product or service (i) complies with or accounts for the fact of the arrival of the year 2000, (ii) will not be adversely affected with respect to functionality, interoperability, performance or volume capacity (including, without limitation, the processing and reporting of data) by virtue of the arrival of the year 2000 or (iii) is otherwise Year 2000 Compliant.

   3.21 Assets. Each of the Company and its Subsidiaries owns or leases all tangible assets necessary for the conduct of its businesses as presently conducted and as presently proposed to be conducted. All of such tangible assets which are owned, are owned free and clear of all mortgages, security interest, pledges, liens and encumbrances ("Liens") except for (i) Liens which are disclosed in the Company SEC Reports filed prior to the date of this Agreement and (ii) other Liens which, individually and in the aggregate, do not materially interfere with the ability of the Company or its Subsidiaries to conduct their business as currently conducted and as presently proposed to be conducted and have not resulted in, and are not reasonably likely to result in, a Company Material Adverse Effect. The tangible assets of the Company and its Subsidiaries, taken as a whole, are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purpose for which they are presently used.

   3.22 Opinion of Financial Advisor. The financial advisor of the Company, Deutsche Bank Securities, Inc., has delivered to the Company an opinion dated the date of this Agreement to the effect, as of such date, that the Exchange Ratio is fair to the holders of the Company Common Stock from a financial point of view.

   3.23 Section 203 of the DGCL Not Applicable. The Board of Directors of the Company has taken all actions necessary so that the restrictions contained in
Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement, the Company Stock Option Agreement, the Stockholder Agreements or the consummation of the Merger or the other transactions contemplated by this Agreement, the Company Stock Option Agreement or the Stockholder Agreements.

   3.24 Tax Matters. To the Company's knowledge, after consulting with its independent auditors, neither the Company nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

   3.25 Transactions with Affiliates. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has entered into any transaction with any director, officer or other affiliate of the Company or any of its Subsidiaries or any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K.

   3.26 Brokers; Schedule of Fees and Expenses.

   (a) No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except Deutsche Bank Securities, Inc., whose fees and expense will be paid by the Company. The Company has delivered to the Buyer a complete and accurate copy of all agreements pursuant to which Deutsche Bank Securities, Inc., is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

   (b) Section 3.27(b) of the Company Disclosure Schedule sets forth a complete and accurate list of the estimated fees and expenses incurred and to be incurred by the Company and any of its Subsidiaries in connection with this Agreement and the transactions contemplated by this Agreement (including the fees and expenses of Deutsche Bank Securities, Inc., and of the Company's legal counsel and accountants).

                                   ARTICLE IV

              REPRESENTATIONS AND WARRANTIES OF THE BUYER AND THE
                             TRANSITORY SUBSIDIARY

   The Buyer and the Transitory Subsidiary represent and warrant to the Company that the statements contained in this Article IV are true and correct, except as set forth herein or in the disclosure schedule delivered by the Buyer to the Company on or before the date of this Agreement (the "Buyer Disclosure Schedule").

   4.1 Organization, Standing and Power. Each of the Buyer and the Transitory Subsidiary and the Buyer's other Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would be reasonably likely to have a material adverse effect on the business, properties, financial condition, results of operations or prospects of the Buyer and its Subsidiaries, taken as a whole, or to have a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement (a "Buyer Material Adverse Effect").

   4.2 Capitalization. The authorized capital stock of the Buyer consists of 400,000,000 shares of Buyer Common Stock and 5,000,000 shares of preferred stock, $.01 par value per share (the "Buyer Preferred Stock"), of which (i) 250 shares are designated Series A Preferred Stock, (ii) 50,000 shares are designated Series B Preferred Stock, (iii) 375,000 shares are designated Series C Preferred Stock and (iv) 18,090.45 shares are designated Series D Preferred Stock. As of the close of business on December 10, 1999, 122,970,601 shares of Buyer Common Stock were issued and outstanding, and (i) no shares of Series A Preferred Stock, (ii) 35,000 shares of Series B Preferred Stock (convertible into an aggregate of 1,398,230 shares of Buyer Common Stock), (iii) 375,000 shares of Series C Preferred Stock (convertible into an aggregate of 3,925,674 shares of Buyer Common Stock), and
(iv) no shares of Series D Preferred Stock were issued and outstanding. All outstanding shares of Buyer Common Stock are, and all shares of Buyer Common Stock subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable. All of the shares of Buyer Common Stock issuable pursuant to Section 2.1(c) in connection with the Merger, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

   4.3 Authority; No Conflict; Required Filings and Consents.

   (a) Each of the Buyer and the Transitory Subsidiary has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by the Buyer and the Transitory Subsidiary have been duly authorized by all necessary corporate action on the part of each of the Buyer and the Transitory Subsidiary, including the approval of the Merger by the Buyer in its capacity as sole stockholder of the Transitory Subsidiary. This Agreement has been duly executed and delivered by each of the Buyer and the Transitory Subsidiary and constitutes the valid and binding obligation of each of the Buyer and the Transitory Subsidiary, enforceable in accordance with its terms.

   (b) The execution and delivery of this Agreement by each of the Buyer and the Transitory Subsidiary does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of the Buyer or the Transitory Subsidiary, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract or other agreement, instrument or obligation to which the Buyer or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clause (i), (ii), (iii), (iv), (v) and (vi) of Section 4.3(c), conflict with or violate any permit, concession, franchise, license, judgment, injunction, order, decree, statute, law, ordinance, rule or regulation applicable to the Buyer or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations or accelerations which, individually or in the aggregate, are not reasonably likely to have a Buyer Material Adverse Effect.

   (c) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required by or with respect to the Buyer or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Buyer or the Transitory Subsidiary or the consummation of the transactions contemplated by this Agreement, except for (i) the filing of a pre-merger notification report under the HSR Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iv) the filings of such reports or schedules under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and (vi) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the Buyer Common Stock issuable in connection with the Merger.

   4.4 SEC Filings; Financial Statements.

   (a) The Buyer has filed and made available to the Company all forms, reports and other documents required to be filed by the Buyer with the SEC since June 1, 1998. All such required forms, reports and other documents (including those that the Buyer may file after the date hereof until the Closing) are referred to herein as the "Buyer SEC Reports." The Buyer SEC Reports (i) were or will be filed on a timely basis, (ii) were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer SEC Reports, and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make the statements in such Buyer SEC Reports, in the light of the circumstances under which they were made, not misleading.

   (b) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Buyer SEC Reports (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented or will fairly present the consolidated financial position of the Buyer and its Subsidiaries as of the dates and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Buyer and its Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The audited balance sheet of the Buyer as of July 31, 1999 is referred to herein as the "Buyer Balance Sheet."

   4.5 Absence of Certain Changes or Events. Except as disclosed in the Buyer SEC Reports filed prior to the date of this Agreement, since the date of the Buyer Balance Sheet, there has not been any event, change or development in the business, properties, financial condition, results of operations or prospects of the Buyer and its Subsidiaries, taken as a whole, which has had, or is reasonably likely to have, a Buyer Material Adverse Effect.

   4.6 Tax Matters. To the Buyer's knowledge, after consulting with its independent auditors, neither the Buyer nor any of its Affiliates has taken or agreed to take any action which would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

   4.7 Registration Statement; Proxy Statement/Prospectus. The information in the Registration Statement (except for information supplied by the Company for inclusion in the Registration Statement, as to which the Buyer makes no representation and which shall not constitute part of the Buyer SEC Reports for purposes of this Agreement) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event relating to the Buyer or any of its Affiliates, officers or directors should be discovered by the Buyer which should be set forth in an amendment to the Registration Statement, the Buyer shall promptly inform the Company.

   4.8 Litigation. Except as disclosed in the Buyer SEC Reports filed prior to the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Buyer, threatened against or affecting the Buyer or any of its Subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Buyer Material Adverse Effect. There are no material judgments, orders or decrees outstanding against the Buyer.

   4.9 Operations of the Transitory Subsidiary. The Transitory Subsidiary has engaged in no business activities other than as contemplated by this Agreement and has conducted its operations only as contemplated by this Agreement.

                                   ARTICLE V

                              CONDUCT OF BUSINESS

   5.1 Covenants of the Company. Except as expressly provided herein or as consented to in writing by the Buyer, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, act and carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, and use all reasonable efforts, consistent with past practices, to maintain and preserve its and each Subsidiary's business organization, assets and properties, keep available the services of its present officers and employees and preserve its advantageous business relationships with customers, suppliers, distributors and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do any of the following without the prior written consent of the Buyer:

     (a) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent);
  (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution of shares of its capital stock; or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than repurchases at cost from employees upon termination of their employment);

     (b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities (other than the issuance of shares of Company Common Stock upon the exercise of Company Options or Company Warrants outstanding on the date of this Agreement in accordance with their present terms), except for option grants to new employees in an aggregate amount not to exceed 200,000 shares of Company Common Stock ("Permitted Options");

     (c) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, except as expressly provided by this Agreement;

     (d) acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) any assets that are material, in the aggregate, to the Company and the Subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice;

     (e) except in the ordinary course of business consistent with past practice, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of the Company or of any of its Subsidiaries;

     (f) whether or not in the ordinary course of business or consistent with past practice, sell or dispose of any assets material to the Company and its Subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or the stock of any Subsidiaries, but excluding the sale of products and services in the ordinary course of business consistent with past practice);

     (g) adopt or implement any stockholder rights plan;

     (h) except as permitted by Section 6.1, enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of the Company or any of its Subsidiaries;

     (i) (A) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness which existed as of November 30, 1999 as reflected on the Company Balance Sheet or guarantee any such indebtedness of another person, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, other than the incurrence of accounts payable in the ordinary course of business, or (C) make any loans, advances (other than routine advances to employees of the company in the ordinary course of business consistent with past practice) or capital contributions to, or investment in, any other person;

     (j) make any capital expenditures or expenditures for property, plant or equipment, except consistent with the capital budget shown on Section 5.1(j) of the Company Disclosure Schedule;

     (k) make any changes in accounting methods, principles or practices, except insofar as may have been required by a change in United States generally accepted accounting principles or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

     (l) (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Reports filed prior to the date of this Agreement (to the extent so reflected or reserved against) or incurred thereafter in the ordinary course of business consistent with past practice, or (B) except as permitted under Section 6.1, waive any material benefits of any confidentiality, standstill or similar agreements to which the Company or any of its Subsidiaries is a party;

     (m) except in the ordinary course of business, modify, amend or terminate any material contract or agreement to which the Company or any of its Subsidiaries is party, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of the Company or any of its Subsidiaries);

     (n) (A) except in the ordinary course of business consistent with past practice, enter into any material contract or agreement or (B) license any material intellectual property rights to or from any third party;

     (o) except as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof or as contemplated by this Agreement or disclosed on Section 5.1(o) of the Company Disclosure Schedule, (A) adopt, enter into, terminate or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer or employee or any collective bargaining agreement, (B) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, officer or key employee, (C) accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding options or restricted stock awards, (D) pay any material benefit not provided for as of the date of this Agreement under any benefit plan, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder) except for the grant of Permitted Options, or (F) take any action other than in the ordinary course of business consistent with past practice to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

     (p) make or rescind any Tax election, settle or compromise any Tax liability or amend any Tax return;

     (q) initiate, compromise or settle any material litigation or arbitration proceeding;

     (r) close any facility or office;

     (s) invest funds in debt securities or other instruments maturing more than 90 days after the date of investment; or

     (t) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action which would materially impair or prevent the occurrence of any conditions of Article VII hereof.

   5.2 Cooperation. Subject to compliance with applicable law, from and after the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company and each of its Subsidiaries shall make its officers available to confer on a regular and frequent basis with one or more representatives of the Buyer to report on the general status of ongoing operations and shall promptly provide the Buyer or its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby.

   5.3 Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed a Mutual Confidentiality Agreement, dated as of December 3, 1999 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms, except as expressly modified herein.

                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

   6.1 No Solicitation.

   (a) From and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, financial advisor, representative or agent (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, tender offer, sale of shares of capital stock (excluding sales pursuant to existing Company Stock Plans or pursuant to the Company Warrants) or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"),
(ii) engage in negotiations or discussions concerning, or provide any information to any person or entity relating to, any Acquisition Proposal, or
(iii) agree to or recommend any Acquisition Proposal; provided, however, that, if the Company has not breached this Section 6.1, nothing contained in this Agreement shall prevent the Company or its Board of Directors, prior to the adoption of this Agreement by the stockholders of the Company, from:

     (A) furnishing information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide written Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal to the stockholders of the Company, if and only to the extent that

       (1) the Board of Directors of the Company believes in good faith (after consultation with its financial advisor) that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal") and the Company's Board of Directors determines in good faith after consultation with outside legal counsel that such action is necessary for such Board of Directors to fulfill its fiduciary duties,

       (2) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, such Board of Directors receives from such person or entity an executed confidentiality agreement with terms no less favorable to such party than those contained in the Confidentiality Agreement, and

       (3) prior to recommending a Superior Proposal or terminating this Agreement in respect thereof, the Company shall provide the Buyer with at least five business days' prior notice of its proposal to do so, during which time the Buyer may make, and in such event the Company shall consider, a counterproposal to such Superior Proposal, and the Company shall itself and shall cause its financial and legal advisors to negotiate with the Buyer with respect to the terms and conditions of such counterproposal; or

     (B) complying with Rule 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; provided, however, that neither the Company nor its Board of Directors shall, except as permitted by paragraph (A) of this section, propose to approve or recommend an Acquisition Proposal.

   (b) The Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore of the nature described in Section 6.1(a) and will use reasonable efforts to obtain the return of any confidential information furnished to any such parties.

   (c) The Company shall notify the Buyer immediately (but in any event, within one (1) business day) after receipt by the Company (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offer and the terms and conditions of such proposal, inquiry or contact. The Company shall continue to keep the Buyer promptly informed of any change in the status of any such discussions or negotiations and the terms being discussed or negotiated.

   (d) Nothing in this Section 6.1 shall (i) permit the Company to terminate this Agreement (except as specifically provided in Section 8.1 hereof), or (ii) permit the Company to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement (other than a confidentiality agreement of the type referred to in Section 6.1(a) above).

   (e) Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 6.1 by any director or officer of the Company or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative of the Company or any of its Subsidiaries shall be deemed to be a breached of this Section 6.1 by the Company.

   6.2 Proxy Statement/Prospectus; Registration Statement.

   (a) As promptly as practicable after the execution of this Agreement, the Buyer and the Company shall prepare and the Company shall file with the SEC the Proxy Statement, and the Buyer shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus, provided that the Buyer may delay the filing of the Registration Statement until approval of the Proxy Statement by the SEC. The Buyer and the Company shall use reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practicable. Each of the Buyer and the Company will respond to any comments of the SEC and will use its respective reasonable efforts to have the Proxy Statement cleared by the SEC and the Registration Statement declared effective under the Securities Act as promptly as practicable after such filings and the Company will cause the Proxy Statement and the prospectus contained within the Registration Statement to be mailed to its stockholders at the earliest practicable time after both the Proxy Statement is cleared by the SEC and the Registration Statement is declared effective under the Securities Act. Each of the Buyer and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any filing pursuant to Section 6.2(b) or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any filing pursuant to Section 6.2(b). Each of the Buyer and the Company will cause all documents that it is responsible for filing with the SEC or other regulatory authorities under this Section 6.2 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any filing pursuant to Section 6.2(b), the Buyer or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement.

   (b) The Buyer and the Company shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

   6.3 Nasdaq Quotation. The Company agrees to continue the quotation of the Company Common Stock on the Nasdaq National Market during the term of this Agreement.

   6.4 Access to Information. The Company shall (and shall cause each of its Subsidiaries to) afford to the Buyer's officers, employees, accountants, counsel and other representatives, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel and records and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to the Buyer (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (b) all other information concerning its business, properties, assets and personnel as the Buyer may reasonably request. Unless otherwise required by law, the Buyer will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section or otherwise shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

   6.5 Stockholders Meeting.

   (a) The Company, acting through its Board of Directors, shall, subject to and according to applicable law and its Certificate of Incorporation and By-laws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date on which the Registration Statement becomes effective the Company Meeting for the purpose of voting to approve and adopt this Agreement and the Merger (the "Company Voting Proposal"). The Board of Directors of the Company shall (i) recommend approval and adoption of the Company Voting Proposal by the stockholders of the Company and include in the Proxy Statement such recommendation and (ii) take all reasonable and lawful action to solicit and obtain such approval; provided, however, that the Board of Directors of the Company may withdraw such recommendation if (but only if) such Board of Directors has received a Superior Proposal and after consultation with its outside legal counsel determines that it is required, in order to fulfill its fiduciary duties under applicable law, to recommend such Superior Proposal to the stockholders of the Company and (iii) the Company has complied with the provisions of Section 6.1.

   (b) The Company shall call and hold the Company Meeting for the purpose of voting upon the adoption of this Agreement and the Merger whether its Board of Directors at any time subsequent to the date hereof determines that this Agreement is no longer advisable and withdraws, or proposes publicly to withdraw, its approval or recommendation of this Agreement or the Merger, or approves or recommends, or proposes publicly to approve or recommend, any Superior Proposal.

   6.6 Legal Conditions to the Merger.

   (a) Subject to the terms hereof, the Company and the Buyer shall each use its reasonable efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by the Company or the Buyer or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and any related governmental request thereunder, and (C) any other applicable law and (iv) execute or deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. The Company and the Buyer shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and the Buyer shall use their respective reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.

   (b) Subject to the terms hereof, the Buyer and the Company agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable efforts to obtain any government clearances or approvals required for Closing under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law or, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively "Antitrust Laws"), to respond to any government requests for information under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Antitrust Order") that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under any Antitrust Law. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law. The Buyer shall be entitled to direct any proceedings or negotiations with any Governmental Entity relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein. Notwithstanding anything to the contrary in this Section, neither the Buyer nor any of its Subsidiaries shall be required to (i) divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation, that could reasonably be expected to have a material adverse effect on the Buyer or on the Buyer combined with the Company after the Effective Time or (ii) take any action under this Section if the United States Department of Justice or the United States Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger.

   (c) Each of the Company and the Buyer shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable efforts to obtain any third party consents related to or required in connection with the Merger that are (A) necessary to consummate the transactions contemplated hereby, (B) disclosed or required to be disclosed in the Company Disclosure Schedule or the Buyer Disclosure Schedule, as the case may be, or (C) required to prevent a Company Material Adverse Effect or a Buyer Material Adverse Effect from occurring prior to or after the Effective Time.

   6.7 Public Disclosure. The Buyer and the Company shall each use its reasonable efforts to consult with the other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to using such efforts, except as may be required by law.

   6.8 Tax-Free Reorganization. The Buyer and the Company shall each use its reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a plan of reorganization.

   6.9 Affiliate Agreements. Upon the execution of this Agreement, the Company will provide the Buyer with a list of those persons who are, in the Company's reasonable judgment, "affiliates" of the Company, within the meaning of Rule 145 (each such person who is an "affiliate" of the Company within the meaning of Rule 145 is referred to as an "Affiliate") promulgated under the Securities Act ("Rule 145"). The Company shall provide to the Buyer such information and documents as the Buyer shall reasonably request for purposes of reviewing such list and shall notify the Buyer in writing regarding any change in the identity of its Affiliates prior to the Closing Date. The Company shall use its reasonable efforts to deliver or cause to be delivered to the Buyer prior to the mailing of the Proxy Statement from each of its Affiliates, an executed Affiliate Agreement, in substantially the form appended hereto as Exhibit D (the "Affiliate Agreement").

   6.10 Nasdaq National Market Listing. The Buyer shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the Buyer Common Stock issuable in connection with the Merger.

   6.11 Company Stock Plans and the Company Warrants.

   (a) At the Effective Time, each outstanding Company Stock Option under Company Stock Plans, whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under the Company Stock Option immediately prior to the Effective Time, the same number of shares of Buyer Common Stock as the holder of the Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Company Common Stock purchasable pursuant to the Company Stock Option immediately prior to the Effective Time divided by (z) the number of full shares of Buyer Common Stock deemed purchasable pursuant to the Company Stock Option in accordance with the foregoing.

   (b) As soon as practicable after the Effective Time, the Buyer shall deliver to the participants in the Company Stock Plans appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to the Company Stock Plans shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section after giving effect to the Merger).

   (c) The Buyer shall take all corporate action necessary for the assumption of the Company Stock Plans, including the reservation for issuance of a sufficient number of shares of Buyer Common Stock for delivery under the Company Stock Plans assumed in accordance with this Section. As soon as practicable after the Effective Time, the Buyer shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Buyer Common Stock subject to the Company Stock Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. It is intended that the Company Stock Options assumed by Buyer shall qualify following the Effective Time as incentive stock options (as defined in Section 422 of the Code) to the extent the Company Stock Options qualified as incentive stock options immediately prior to the Effective Time and this Section 6.11 shall be construed consistent with such intent.

   (d) The Board of Directors of the Company shall, prior to or as of the Effective Time, take all necessary actions, pursuant to and in accordance with the terms of Company Stock Plans and the instruments evidencing the Company Stock Options, to provide for the conversion of the Company Stock Options into options to acquire Buyer Common Stock in accordance with this Section, and that no consent of the holders of the Company Stock Options is required in connection with such conversion.

   (e) At the Effective Time, by virtue of the Merger, each Company Warrant outstanding immediately prior to the Effective Time shall be automatically assumed by Buyer and converted into a warrant to acquire, on the same terms and conditions as were applicable under such Company Warrant, the same number of shares of Buyer Common Stock (rounded down to the nearest whole share) as the holder of such Company Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such Company Warrant in full immediately prior to the Effective Time, at a price per share (rounded up to the nearest whole cent) of Buyer Common Stock equal to (A) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Warrant divided by (B) the aggregate number of shares of Buyer Common Stock deemed purchasable pursuant to such Company Warrant (each, as so adjusted, an "Adjusted Warrant"). Prior to the Effective Time, Buyer shall take all necessary actions for the assumption of the Company Warrants and their conversion into Adjusted Warrants, including the reservation, issuance and quotation of Buyer Common Stock in a number at least equal to the number of shares of Buyer Common Stock that will be subject to the Adjusted Warrants.

   (f) The Company shall terminate its Employee Stock Purchase Plan and the then current offering period thereunder prior to the Effective Time so that no rights or options under such Plan can be issued or exercised after the Effective Time.

   6.12 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall give the Buyer the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or its Board of Directors relating to this Agreement or any of the transactions contemplated by this Agreement, and shall not settle any such litigation without the Buyer's prior written consent, which will not be unreasonably withheld or delayed.

   6.13 Indemnification.

   (a) From and after the Effective Time, the Buyer shall, to the fullest extent permitted by law, cause the Surviving Corporation, for a period of six years from the Effective Time, to honor all of the Company's obligations to indemnify and hold harmless each present and former director and officer of the Company (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless exist on the date of this Agreement.

   (b) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Buyer will either guaranty the indemnification obligations referred to in this Section 6.13 or will make or cause to be made proper provision so that the successors and assigns of the Surviving Corporation assume the indemnification obligations described herein for the benefit of the Indemnified Parties.

   (c) The provisions of this Section 6.13 are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and
(ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

   6.14 Termination of Company 401(k) Plan. Prior to the Closing, the Company shall terminate the Company 401(k) Plan, and shall not thereafter establish or maintain another defined contribution plan without the consent of the Buyer.

                                  ARTICLE VII

                              CONDITIONS TO MERGER

   7.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

     (a) Stockholder Approval. The Company Voting Proposal shall have been approved and adopted at the Company Meeting, at which a quorum is present, by the affirmative vote of the holders of a majority of the shares of the Company Common Stock outstanding on the record date for the Company Meeting.

     (b) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     (c) Governmental Approvals. Other than the filings provided for by
  Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity, the failure of which to file, obtain or occur is reasonably likely to have a Buyer Material Adverse Effect or a Company Material Adverse Effect shall have been filed, been obtained or occurred.

     (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

     (e) No Injunctions. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (each an "Order") or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

   7.2 Additional Conditions to Obligations of the Buyer and the Transitory Subsidiary. The obligations of the Buyer and the Transitory Subsidiary to effect the Merger are subject to the satisfaction of each of the following additional conditions, any of which may be waived in writing exclusively by the Buyer and the Transitory Subsidiary:

     (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct (i) as of the date of this Agreement (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) and (ii) as of the Closing Date as though made on and as of the Closing Date (except (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date,
  (y) for changes contemplated by this Agreement and (z) where the failures to be true and correct (without regard to any materiality, Company Material Adverse Effect or knowledge qualifications contained therein), individually or in the aggregate, have not had, and are not reasonably likely to have, a Company Material Adverse Effect); and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and the Buyer shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

     (c) Tax Opinion. The Buyer shall have received a written opinion from Hale and Dorr LLP, counsel to the Buyer, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; provided that if Hale and Dorr LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Wilson Sonsini Goodrich & Rosati, P.C. renders such opinion to the Buyer (it being agreed that the Buyer and the Company shall each provide reasonable cooperation, including making reasonable representations, to Hale and Dorr LLP or Wilson Sonsini Goodrich & Rosati, P.C. as the case may be, to enable them to render such opinion).

     (d) Third Party Consents. The Company shall have obtained all consents and approvals of third parties referred to in Section 7.2(d) of the Company Disclosure Schedule.

     (e) Resignations. The Buyer shall have received copies of the resignations, effective as of the Effective Time, of each director of the Company and its Subsidiaries.

   7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

     (a) Representations and Warranties. The representations and warranties of the Buyer and the Transitory Subsidiary set forth in this Agreement shall be true and correct (i) as of the date of this Agreement (except to the extent such representations are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date) and (ii) as of the Closing Date as though made on and as of the Closing Date (except (x) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, (y) for changes contemplated by this Agreement and (z) where the failures to be true and correct (without regard to any materiality, Buyer Material Adverse Effect or knowledge qualifications contained therein), individually or in the aggregate, have not had, and are not reasonably likely to have, a Buyer Material Adverse Effect); and the Company shall have received a certificate signed on behalf of the Buyer by the chief executive officer or the chief financial officer of the Buyer to such effect.

     (b) Performance of Obligations of the Buyer and the Transitory Subsidiary. The Buyer and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Buyer by the chief executive officer or the chief financial officer of the Buyer to such effect.

     (c) Tax Opinion. The Company shall have received the opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to the Company, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code; provided that if Wilson Sonsini Goodrich & Rosati, P.C. does not render such opinion, this condition shall nonetheless be deemed satisfied if Hale and Dorr LLP renders such opinion to the Company (it being agreed that the Buyer and the Company shall each provide reasonable cooperation, including making reasonable representations, to Wilson Sonsini Goodrich & Rosati, P.C. or Hale and Dorr LLP, as the case may be, to enable them to render such opinion).

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

   8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 8.1(b) through 8.1(g), by written notice by the terminating party to the other party), whether before or, subject to the terms hereof, after adoption of this Agreement by the stockholders of the Company or the stockholder of the Transitory Subsidiary:

     (a) by mutual written consent of the Buyer, Transitory Subsidiary and the Company; or

     (b) by either the Buyer or the Company if the Merger shall not have been consummated by June 30, 2000 (the "Outside Date") (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in the failure of the Merger to occur on or before such date); or

     (c) by either the Buyer or the Company if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

     (d) by either the Buyer or the Company if at the Company Meeting (including any adjournment or postponement), the requisite vote of the stockholders of the Company in favor of the Company Voting Proposal shall not have been obtained (provided that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party seeking termination who at the time is in breach of or has failed to fulfill its obligations under this Agreement); or

     (e) by the Buyer, if: (i) the Board of Directors of the Company shall have failed to recommend approval of the Company Voting Proposal in the Proxy Statement or shall have withdrawn or modified its recommendation of the Company Voting Proposal; (ii) the Board of Directors of the Company shall have approved or recommended to the stockholders of the Company an Alternative Transaction (as defined in Section 8.3(e)); (iii) an Alternative Transaction shall have been announced or otherwise publicly known and the Board of Directors of the Company shall have (A) failed to recommend against acceptance of such Alternative Transaction by its stockholders within ten (10) days of delivery of a written request from the Buyer for such action or (B) failed to reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby within ten (10) days of delivery of a written request from the Buyer for such action or (iv) a tender offer or exchange offer for 20% or more of the outstanding shares of the Company Common Stock is commenced (other than by the Buyer or an Affiliate of the Buyer) and the Board of Directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten (10) days after such tender or exchange offer, fails to recommend against acceptance of such offer or takes no position with respect to the acceptance thereof; or

     (f) by either the Buyer or the Company, if there has been a breach or failure to perform of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach or failure to perform (i) causes the conditions set forth in Section 7.2(a) or 7.2(b) (in the case of termination by the Buyer) or Section 7.3(a) or 7.3(b) (in the case of termination by the Company) not to be satisfied, and
  (ii) shall not have been cured within 20 days following receipt by the breaching party or party failing to perform written notice of such breach from the other party; or

     (g) by the Company if (i) the Company after the date hereof has received an unsolicited Acquisition Proposal that its Board of Directors has determined after consultation with its financial advisor is a Superior Proposal, (ii) the Company has complied with all of the provisions of
  Section 6.1(a)(A), (iii) the Board of Directors of the Company has determined in good faith after consultation with its outside legal counsel that termination of this Agreement is necessary for such Board of Directors to fulfill with its fiduciary duties under applicable law, and (iv) the Company, contemporaneously with, and as a condition to, its termination of this Agreement, pays to Buyer the fee and expenses provided for in Section 8.3.

   8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Buyer, the Company, the Transitory Subsidiary or their respective officers, directors, stockholders or Affiliates, except as set forth in Sections 3.26, 5.3, 8.3 and Article IX; provided that any such termination shall not relieve any party from liability for any willful breach of this Agreement (which includes without limitation the making of any representation or warranty by a party in this Agreement that the party knew was not true and accurate when made) and the provisions of the Company Stock Option Agreement, Sections 3.26, 5.3, 8.3 and Article IX of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

   8.3 Fees and Expenses.

   (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated; provided however, that the Company and the Buyer shall share equally all fees and expenses, other than attorneys' fees, incurred with respect to the printing and filing of the Proxy Statement (including any related preliminary materials) and the Registration Statement and any amendments or supplements thereto.

   (b) The Company shall pay the Buyer up to $500,000 as reimbursement for expenses of the Buyer actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of the Buyer's counsel, accountants and financial advisors, but excluding any discretionary fees paid to such financial advisors), upon the termination of this Agreement by the Buyer pursuant to
Section 8.1(b) as a result of the failure to satisfy the condition set forth in
Section 7.2(a); or by the Buyer or the Company pursuant to Section 8.1(d) under circumstances in which no fee is payable to Buyer under Section 8.3(c).

   (c) The Company shall pay the Buyer a termination fee of $20,000,000 upon the earliest to occur of the following events:

     (i) the termination of this Agreement by the Buyer pursuant to Section 8.1(e); or

     (ii) the termination of this Agreement by the Buyer pursuant to Section 8.1(f) as a result of a breach of the provisions of Section 6.1 or 6.5; or

     (iii) the termination of this Agreement by the Company pursuant to
  Section 8.1(g).

   If the Buyer or the Company terminates this Agreement pursuant to Section 8.1(d) and, at or prior to such termination a bona fide proposal for an Alternative Transaction with respect to the Company shall have been publicly announced, the Company shall pay to the Buyer, upon such termination, a termination fee of $10,000,000. If such fee shall have become payable to the Buyer pursuant to the preceding sentence and, within 12 months after such termination, the Company shall enter into a definitive agreement with respect to an Alternative Transaction or an Alternative Transaction involving the Company shall be consummated, the Company shall pay to the Buyer an additional fee of $10,000,000 upon the execution and delivery of such definitive agreement or consummation, as the case may be.

   (d) If one party fails to promptly pay to the other any expense reimbursement or fee due hereunder, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Fleet Bank, N.A. plus five percent per annum, compounded quarterly, from the date such expense reimbursement or fee was required to be paid.

   (e) As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) other than the Buyer or its affiliates (a "Third Party"), acquires more than 20% of the outstanding shares of the Company Common Stock pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 20% of the outstanding shares of Company Common Stock or of the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company, and the entity surviving any merger or business combination including any of them) of the Company having a fair market value equal to more than 20% of the fair market value of all the assets of the Company immediately prior to such transaction, or (iv) any public announcement by a Third Party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing; provided, however, that all references in this subsection (e) to "20%" shall mean "50%" for purposes of the second paragraph of Section 8.3(c).

   8.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the Transitory Subsidiary, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

   9.1 Nonsurvival of Representations and Warranties. The respective representations and warranties of the Company, the Buyer and the Transitory Subsidiary contained in this Agreement or in any instrument delivered pursuant to this Agreement shall expire with, and be terminated and extinguished upon, the Effective Time.

   9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

   (a) if to the Buyer or Transitory Subsidiary, to

     CMGI, Inc.
     100 Brickstone Square
     Andover, MA 01810
     Attn: General Counsel
     Telecopy: (978) 684-3814

     with a copy to:

     Hale and Dorr LLP
     60 State Street
     Boston, MA 02109
     Attn: Mark G. Borden, Esq.
     Telecopy: (617) 526-5000

   (b) if to the Company, to

     yesmail.com, inc.
     565 Lakeview Parkway
     Suite 135
     Vernon Hills, IL 60061
     Attn: President
     Telecopy: (847) 918-9296
   with a copy to:

     Wilson Sonsini Goodrich & Rosati, P.C.
     650 Page Mill Road
     Palo Alto, CA 94304
     Attn: Jeffrey D. Saper, Esq.
     Telecopy: (650) 493-6811

   Any party may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party may change the address to which notices and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

   9.3 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto and the documents and instruments referred to herein that are to be delivered at the Closing) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

   9.4 No Third Party Beneficiaries. Except as provided in Section 6.13, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

   9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Buyer and/or the Transitory Subsidiary may assign this Agreement to any direct or indirect wholly owned Subsidiary of the Buyer without consent of the Company, provided that the Buyer shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

   9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree hereto that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

   9.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

   9.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

   9.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

   9.10 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof this being in addition to any other remedy to which they are entitled at law or in equity.

   9.11 Waiver of Jury Trial. EACH OF THE BUYER, THE TRANSITORY SUBSIDIARY AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE BUYER, THE TRANSITORY SUBSIDIARY OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

   9.12 Forum. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

                           [Signature Page to follow]

   IN WITNESS WHEREOF, the Buyer, the Transitory Subsidiary and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          CMGI, Inc.

                                                /s/ Andrew J. Hajducky III
                                          By: _________________________________
                                             Title: Executive Vice President,
                                                     CFO and Treasurer

                                          MARS ACQUISITION, INC.

                                                /s/ Andrew J. Hajducky III
                                          By: _________________________________
                                              Title: Executive Vice President
                                                       and Treasurer


                                          yesmail.com, inc.

                                                    /s/ David M. Tolmie
                                          By: _________________________________
                                                        Title: CEO



        [Signature Page to Agreement and Plan of Merger and Reorganization]

                                                            Exhibit A to Annex A

                             STOCK OPTION AGREEMENT

   STOCK OPTION AGREEMENT, dated as of December 14, 1999 (the "Agreement"), between CMGI, Inc., a Delaware corporation (the "Grantee"), and yesmail.com, inc., a Delaware corporation (the "Grantor").

   WHEREAS, the Grantee, the Grantor and Mars Acquisition, Inc., a wholly owned subsidiary of the Grantee ("Newco"), are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Newco with and into the Grantor;

   WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Grantee has required that the Grantor grant to the Grantee an option to purchase the shares of Common Stock of the Grantor (the "Common Stock") covered hereby, upon the terms and subject to the conditions hereof; and

   WHEREAS, in order to induce the Grantee to enter into the Merger Agreement, the Grantor is willing to grant the Grantee the requested option.

   NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

   1. The Option; Exercise; Adjustments; Termination.

     (a) Contemporaneously herewith the Grantee, Newco and the Grantor are entering into the Merger Agreement. Subject to the other terms and conditions set forth herein, the Grantor hereby grants to the Grantee an irrevocable option (the "Option") to purchase up to 4,044,400 shares of Common Stock (the "Shares") at a cash purchase price equal to $25.76 per Share (the "Purchase Price"); provided, however, that the number of shares issuable to Buyer pursuant hereto shall not exceed 19.9% of the outstanding shares of Common Stock. The Option may be exercised by the Grantee, in whole or in part, at any time, or from time to time, after the earliest of
  (i) the termination of the Merger Agreement by Buyer under Section 8.1(e) of the Merger Agreement, (ii) the termination of the Merger Agreement by Buyer under Section 8.1(f) of the Merger Agreement as a result of a breach of Section 6.1 or 6.5 of the Merger Agreement, or (iii) the termination of the Merger Agreement by the Company pursuant to Section 8.1(g) of the Merger Agreement.

     (b) In the event of any change in the number of issued and outstanding shares of Common Stock by reason of any reclassification, stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of the Grantor, the number of Shares subject to the Option and the purchase price per Share shall be appropriately adjusted to restore the Grantee to its rights hereunder.

     (c) In the event the Grantee wishes to exercise the Option, the Grantee shall send a written notice to the Grantor (the "Exercise Notice") specifying a date (subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act")) not later than 10 business days and not earlier than the next business day following the date such notice is given for the closing of such purchase.

     (d) The right to exercise the Option shall terminate at the earliest of
  (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement pursuant to circumstances under which the Grantee is not entitled to receive a fee pursuant to Section 8.3 of the Merger Agreement, (iii) the date on which Grantee realizes a Total Profit equal to the Profit Limit (as such terms are defined in Section 8) and (iv) 90 days after the date (the "Merger Termination Date") on which the Merger Agreement is terminated (the date referred to in clause (iv) being hereinafter referred to as the "Option Expiration Date"); provided that if the Option cannot be exercised or the Shares cannot be delivered to Grantee upon such exercise because the conditions set forth in Section 2(a) or
  Section 2(b) hereof have not yet been satisfied, the Option Expiration Date shall be extended until 30 days after such impediment to exercise has been removed.

   2. Conditions to Delivery of Shares. The Grantor's obligation to deliver Shares upon exercise of the Option is subject only to the conditions that:

     (a) No preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States prohibiting the delivery of the Shares shall be in effect; and

     (b) Any applicable waiting periods under the HSR Act shall have expired or been terminated.

   3. The Closing.

     (a) Any closing hereunder shall take place on the date specified by the Grantee in its Exercise Notice at 9:00 A.M., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, or, if the conditions set forth in Section 2(a) or 2(b) have not then been satisfied, on the second business day following the satisfaction of such conditions, or at such other time and place as the parties hereto may agree (the "Closing Date"). On the Closing Date, the Grantor will deliver to the Grantee a certificate or certificates, duly endorsed (or accompanied by duly executed stock powers), representing the Shares in the denominations designated by the Grantee in its Exercise Notice and the Grantee will purchase such Shares from the Grantor at the price per Share equal to the Purchase Price. Any payment made by the Grantee to the Grantor, or by the Grantor to the Grantee, pursuant to this Agreement shall be made by certified or official bank check or by wire transfer of federal funds to a bank designated by the party receiving such funds.

     (b) The certificates representing the Shares may bear an appropriate legend relating to the fact that such Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

   4. Representations and Warranties of the Grantor. The Grantor represents and warrants to the Grantee that: (a) the Grantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and perform this Agreement; (b) the execution and delivery of this Agreement by the Grantor and the consummation by it of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Grantor and this Agreement has been duly executed and delivered by a duly authorized officer of the Grantor and constitutes a valid and binding obligation of the Grantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; (c) the Grantor has taken all necessary corporate action to authorize and reserve the Shares issuable upon exercise of the Option and the Shares, when issued and delivered by the Grantor upon exercise of the Option, will be duly authorized, validly issued, fully paid and non-assessable and free of any lien, security interest or other adverse claim and free of any preemptive rights; (d) except as otherwise required by the HSR Act, the execution and delivery of this Agreement by the Grantor and the consummation by it of the transactions contemplated hereby do not require the consent, waiver, approval or authorization of or any filing with any person or public authority and will not violate, require a consent or waiver under, result in a breach of or the acceleration of any obligation under, or constitute a default under, any provision of any certificate or articles of incorporation or by-law, indenture, mortgage, lien, lease, agreement, contract, instrument, order, law, rule, regulation, stock market rule, judgment, ordinance, decree or restriction by which the Grantor or any of its subsidiaries or any of their respective properties or assets is bound; and (e) no "fair price", "moratorium", "control share acquisition" or other form of anti-takeover statute or regulation is or shall be applicable to the acquisition of Shares pursuant to this Agreement.

   5. Representations and Warranties of the Grantee. The Grantee represents and warrants to the Grantor that: (a) the execution and delivery of this Agreement by the Grantee and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Grantee and this Agreement has been duly executed and delivered by a duly authorized officer of the Grantee and will constitute a valid and binding obligation of Grantee; and (b) the Grantee is acquiring the Option and, if and when it exercises the Option, will be acquiring the Shares issuable upon the exercise thereof for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act.

   6. Listing of Shares; HSR Act Filings; Governmental Consents. Subject to applicable law and the rules and regulations of the Nasdaq National Market, the Grantor shall (i) promptly file a notice to list the Shares on the Nasdaq National Market and (ii) make, as promptly as practicable, all necessary filings by the Grantor under the HSR Act and use its best efforts to obtain all necessary approvals thereunder as promptly as practicable; provided, however, that if the Grantor is unable to effect such listing on the Nasdaq National Market by the Closing Date, the Grantor will nevertheless be obligated to deliver the Shares upon the Closing Date. Each of the parties hereto will use its best efforts to obtain consents of all third parties and governmental authorities, if any, necessary to the consummation of the transactions contemplated.

   7. Registration Rights.

     (a) In the event that the Grantee shall desire to sell any of the Shares within two years after the purchase of such Shares pursuant hereto, and such sale requires, in the opinion of counsel to the Grantee, which opinion shall be reasonably satisfactory to the Grantor and its counsel, registration of such Shares under the Securities Act, the Grantor will cooperate with the Grantee and any underwriters in registering such Shares for resale, including, without limitation, promptly filing a registration statement which complies with the requirements of applicable federal and state securities laws and entering into an underwriting agreement with such underwriters upon such terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions; provided that the Grantor shall not be required to have declared effective more than two registration statements hereunder and shall be entitled to delay the filing or effectiveness of any registration statement for up to 120 days if the offering would, in the judgment of the Board of Directors of the Grantor, require premature disclosure of any material corporate development or otherwise interfere with or adversely affect any pending or proposed offering of securities of the Grantor or any other material transaction involving the Grantor.

     (b) If the Common Stock is registered pursuant to the provisions of this
  Section 7, the Grantor agrees (i) to furnish copies of the registration statement and the prospectus relating to the Shares covered thereby in such numbers as the Grantee may from time to time reasonably request and (ii) if any event shall occur as a result of which it becomes necessary to amend or supplement any registration statement or prospectus, to prepare and file under the applicable securities laws such amendments and supplements as may be necessary to keep available for at least 90 days a prospectus covering the Common Stock meeting the requirements of such securities laws, and to furnish to the Grantee such numbers of copies of the registration statement and prospectus as amended or supplemented as may reasonably be requested. The Grantor shall bear the cost of the registration, including, but not limited to, all registration and filing fees, printing expenses, and fees and disbursements of counsel and accountants for the Grantor, except that the Grantee shall pay the fees and disbursements of its counsel and the underwriting fees and selling commissions applicable to the Shares sold by the Grantee. The Grantor shall indemnify and hold harmless Grantee, its affiliates and its officers and directors from and against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained in, omissions or alleged omissions from, each registration statement filed pursuant to this paragraph; provided, however, that this provision does not apply to any loss, liability, claim, damage or expense to the extent it arises out of any statement or omission made in reliance upon and in conformity with written information furnished to the Grantor by the Grantee, its affiliates or its officers expressly for use in any registration statement (or any amendment thereto) or any preliminary prospectus filed pursuant to this paragraph. The Grantor shall also indemnify and hold harmless each underwriter and each person who controls any underwriter within the meaning of either the Securities Act or the Securities Exchange Act of 1934 against any and all losses, claims, damages, liabilities and expenses arising out of or based upon any statements contained in, omissions or alleged omissions from, each registration statement filed pursuant to this paragraph; provided, however, that this provision does not apply to any loss, liability, claim, damage or expense to the extent it arises out of any statement or omission made in reliance upon and in conformity with written information furnished to the Grantor by the underwriters expressly for use in any registration statement (or any amendment thereto) or any preliminary prospectus filed pursuant to this paragraph.

   8. Profit Limitation.

     (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed $25 million (the "Profit Limit") and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) deliver to the Grantor for cancellation Shares previously purchased by Grantee, (ii) pay cash to the Grantor, (iii) receive a smaller termination fee under Section 8.3 of the Merger Agreement or (iv) undertake any combination thereof, so that Grantee's Total Profit shall not exceed the Profit Limit after taking into account the foregoing actions.

     (b) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Shares as would, as of the date of the Exercise Notice, result in a Notional Total Profit (as defined below) of more than the Profit Limit and, if exercise of the Option otherwise would exceed the Profit Limit, the Grantee, at its discretion, may increase the Purchase Price for that number of Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed the Profit Limit; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in Section 1(a) hereof.

     (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount of cash received by Grantee pursuant to Section 8.3(c) of the Merger Agreement, and (ii) (x) the cash amounts (net of customary brokerage commissions paid in connection with the transaction) received by Grantee pursuant to the sale of Shares (or any other securities into which such Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's purchase price for such Shares.

     (d) As used herein, the term "Notional Total Profit" with respect to any number of Shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of the Exercise Notice assuming that the Option were exercised on such date for such number of Shares and assuming that such Shares, together with all other Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

   9. Put.

     (a) At any time prior to the Option Expiration Date (the "Repurchase Period"), upon demand by the Grantee, the Grantee shall have the right to sell to the Grantor (or any successor entity thereof), and Grantor (or such successor entity), shall be obligated to repurchase from the Grantee (the "Put"), all or any portion of the Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below, and/or all or any portion of the Shares purchased by the Grantee pursuant thereto, at a price set forth in subparagraph (ii) below:

       (i) the difference between the "Market/Tender Offer Price" for shares of Common Stock as of the date (the "Notice Date") notice of exercise of the Put is given to the other party (defined as the greater of (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Acquisition Proposal which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") or (B) the average of the closing prices of shares of Common Stock on the Nasdaq National Market for the ten (10) trading days immediately preceding the Notice Date (the "Market Price")), and the Purchase Price multiplied by the number of Shares purchasable pursuant to the Option (or portion thereof with respect to which the Grantee is exercising its rights under this
    Section 9), but only if the Market/Tender Offer Price is greater than the Purchase Price; and

       (ii) the Purchase Price paid by the Grantee for the Shares acquired pursuant to the Option plus the difference between the Market/Tender Offer Price and the Purchase Price, but only if the Market/Tender Offer Price is greater than the Purchase Price, multiplied by the number of Shares so purchased.

     (b) In the event Grantee exercises its rights under this Section 9, the Grantor shall, within ten business days of the Notice Date, pay the required amount (the "Repurchase Price") to the Grantee in immediately available funds and the Grantee shall surrender to the Grantor the Option or the certificates evidencing the Shares purchased by the Grantee pursuant thereto, and the Grantee shall represent and warrant that it owns such shares and that such shares are then free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever, other than any of the same created by the Grantor or its affiliates.

     (c) To the extent that the Grantor is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or Shares in full, the Grantor shall immediately so notify the Grantee and thereafter deliver or cause to be delivered, from time to time, to the Grantee the portion of the Repurchase Price that it is no longer prohibited from delivering within five business days after the date on which the Grantor is no longer so prohibited; provided that, if the Grantor at any time after delivery of a notice of exercise of the Put pursuant to Section 9(a) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Grantee the Repurchase Price in full (and the Grantor hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Grantee may revoke its notice of the exercise of the Put whether in whole or to the extent of the prohibition, whereupon, in the latter case, the Grantor shall promptly (1) deliver to the Grantee that portion of the Repurchase Price that the Grantor is not prohibited from delivering and (2) deliver to the Grantee as appropriate,
  (A) a new Agreement evidencing the right of the Grantee to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of exercise of the Put by a fraction, the numerator of which is the Repurchase Price less the portion of the Repurchase Price previously delivered to the Grantee and the denominator of which is the Repurchase Price, and/or (B), a certificate for the Shares the Grantor is then so prohibited from repurchasing.

   10. Expenses. Each party hereto shall pay its own expenses incurred in connection with this Agreement, except as otherwise specifically provided herein.

   11. Specific Performance. The Grantor acknowledges that if the Grantor fails to perform any of its obligations under this Agreement, immediate and irreparable harm or injury would be caused to the Grantee for which money damages would not be an adequate remedy. In such event, the Grantor agrees that the Grantee shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if the Grantee should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Grantor hereby waives the claim or defense that the Grantee has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. The Grantor further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

   12. Notice. All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by facsimile transmission, upon receipt of oral confirmation that such transmission has been received, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

     If to the Grantor:

       yesmail.com, inc.
       565 Lakeview Parkway
       Suite 135
       Vernon Hills, IL 60061
       Attn: President

     With a copy to:

       Wilson Sonsini Goodrich & Rosati, P.C.
       650 Page Mill Road
       Palo Alto, CA 94304
       Attn: Jeffrey D. Saper, Esq.

     If to the Grantee:

       CMGI, Inc.
       100 Brickstone Square
       Andover, MA 01810
       Attn: General Counsel

     With a copy to:

       Hale and Dorr LLP
       60 State Street
       Boston, MA 02109
       Attn: Mark G. Borden, Esq.

   13. Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the Grantor or the Grantee, or their successors or assigns, any rights or remedies under or by reason of this Agreement.

   14. Entire Agreement; Amendments. This Agreement, together with the Merger Agreement and the other documents referred to therein, contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, oral or written, with respect to such transactions. The terms of this Agreement may be amended, modified or waived only by an agreement in writing signed by the party against whom such amendment, modification or waiver is sought to be enforced.

   15. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that the Grantee may assign its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of the Grantee (provided that such assignment shall not relieve the Grantee of its obligations hereunder if such transferee does not perform such obligations).

   16. Headings. The section headings herein are for convenience only and shall not affect the construction of this Agreement.

   17. Counterparts. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

   18. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable Delaware principles of conflicts of law).

   19. Survival. All representations and warranties contained in this Agreement shall survive delivery of and payment for the Shares.

   20. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                           [Signature Page to follow]

   IN WITNESS WHEREOF, the Grantee and the Grantor have caused this Agreement to be duly executed and delivered on the day and year first above written.

                                          yesmail.com, inc.


                                          By: _________________________________
                                            Title: CEO

                                          CMGI, INC.



                                          By: _________________________________
                                            Title: Executive Vice President,
                                            CFO and Treasurer

                   [Signature Page to Stock Option Agreement]

                                                            Exhibit B to Annex A

                             STOCKHOLDER AGREEMENT

   STOCKHOLDER AGREEMENT, dated as of December 14, 1999 (this "Agreement"), among the stockholders listed on the signature page(s) hereto (collectively, "Stockholders" and each individually, a "Stockholder"), yesmail.com, inc., a Delaware corporation (the "Company") and CMGI, Inc., a Delaware corporation ("Acquiror"). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Merger Agreement referred to below .

   WHEREAS, as of the date hereof, the Stockholders collectively own of record and beneficially shares of capital stock of the Company, as set forth on
Schedule I hereto (such shares, or any other voting or equity of securities of the Company hereafter acquired by any Stockholder prior to the termination of this Agreement, being referred to herein collectively as the "Shares");

   WHEREAS, concurrently with the execution of this Agreement, Acquiror and the Company are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, a subsidiary of Buyer will be merged with and into the Company, and the Company will be the surviving corporation (the "Merger"); and

   WHEREAS, as a condition to the willingness of Acquiror to enter into the Merger Agreement, Acquiror has required that the Stockholders agree, and in order to induce Acquiror to enter into the Merger Agreement, the Stockholders are willing to agree to vote in favor of adopting the Merger Agreement and approving the Merger, upon the terms and subject to the conditions set forth herein.

   NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

   Section 1. Voting of Shares.

     (a) Each Stockholder covenants and agrees that until the termination of this Agreement in accordance with the terms hereof, at the Company Meeting or any other meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, such Stockholder will vote, or cause to be voted, all of his, her or its respective Shares (a) in favor of adoption of the Merger Agreement and approval of the Merger contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Stockholders, and (b) against any other Alternative Transaction.

     (b) Each Stockholder hereby irrevocably grants to, and appoints, Acquiror, and any individual designated in writing by it, and each of them individually, as its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares at any meeting of the stockholders of the Company called with respect to any of the matters specified in, and in accordance and consistent with this Section 1. Each Stockholder understands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Except as otherwise provided for herein, each Stockholder hereby (i) affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, (ii) ratifies and confirms all that the proxies appointed hereunder may lawfully do or cause to be done by virtue hereof and (iii) affirms that such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

   Section 2. Transfer of Shares.

     (a) Each Stockholder covenants and agrees that such Stockholder will not directly or indirectly, (a) sell, assign, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), pledge, encumber or otherwise dispose of any of the Shares, (b) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law) or other disposition of any Shares.

   Section 3. Representations and Warranties of the Stockholders. Each Stockholder on its own behalf hereby severally represents and warrants to Acquiror with respect to itself and its, his or her ownership of the Shares as follows:

     (a) Ownership of Shares. On the date hereof, the Shares are owned beneficially by Stockholder or its nominee. Stockholder has sole voting power, without restrictions, with respect to all of the Shares.

     (b) Power, Binding Agreement. Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations, under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any material agreement to which Stockholder is a party, including, without limitation, any voting agreement, stockholders' agreement, partnership agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

     (c) No Conflicts. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stockholder or any of its properties or assets, other than such conflicts, violations or defaults or terminations, cancellations or accelerations which individually or in the aggregate do not materially impair the ability of Stockholder to perform its obligations hereunder.

   Section 4. No Solicitation. Prior to the termination of this Agreement in accordance with its terms, each Stockholder agrees, in its individual capacity as a stockholder of the Company, that (i) it will not, nor will it authorize or permit any of its employees, agents and representatives to, directly or indirectly, (a) initiate, solicit or encourage any inquiries or the making of any Acquisition Proposal (as defined in the Merger Agreement), (b) enter into any agreement with respect to any Acquisition Proposal, or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, and (ii) it will notify Acquiror as soon as possible if any such inquiries or proposals are received by, any information or documents is requested from, or any negotiations or discussions are sought to be initiated or continued with, it or any of its affiliates in its individual capacity.

   Section 5. Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as such term is defined in the Merger Agreement) or (ii) any termination of the Merger Agreement in accordance with the terms thereof; provided that no such termination shall relieve any party of liability for a willful breach hereof prior to termination.

   Section 6. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

   Section 7. Fiduciary Duties. Each Stockholder is signing this Agreement solely in such Stockholder's capacity as an owner of his, her or its respective Shares, and nothing herein shall prohibit, prevent or preclude such Stockholder from taking or not taking any action in his or her capacity as an officer or director of the Company, to the extent permitted by the Merger Agreement.

   Section 8. Miscellaneous.

     (a) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified or rescinded except by an instrument in writing signed by each of the parties hereto.

     (b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

     (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of law thereof.

     (d) This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

                           [Signature page to follow]

   IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.

                                          CMGI, INC.


                                          By: _________________________________
                                            Name: Andrew J. Hajducky III
                                            Title: Executive Vice President,
                                            CFO and    Treasurer

                                          yesmail.com.inc.


                                          By: _________________________________
                                            Name: Kenneth D. Wruk
                                            Title: Chairman

                  [Remainder of Page Intentionally Left Blank]

                   [Signature Page to Stockholder Agreement]

                                 STOCKHOLDERS:


                                          -------------------------------------
                                                        Signature

                                          -------------------------------------
                                                       Print Name


                                          -------------------------------------
                                                        Signature

                                          -------------------------------------
                                                       Print Name


                                          -------------------------------------
                                                        Signature

                                          -------------------------------------
                                                       Print Name


                                          -------------------------------------
                                                        Signature

                                          -------------------------------------
                                                       Print Name

                                          -------------------------------------
                                                        Signature

                                                          Exhibit C-1 to Annex A

                         STOCKHOLDER LOCK-UP AGREEMENT

CMGI, Inc.
100 Brickstone Square
Andover, MA 01810
Attn: General Counsel

Ladies and Gentlemen:

   Pursuant to the terms of an Agreement and Plan of Merger and Reorganization dated as of December 14, 1999 (the "Agreement") between CMGI, Inc., a Delaware corporation ("Acquiror"), a subsidiary of Acquiror and yesmail.com, inc., a Delaware corporation (the "Company"), the undersigned will receive shares of common stock, $.01 par value per share, of Acquiror (the "Shares"), in exchange for shares of common stock of the Company owned by the undersigned.

   In order to induce Acquiror to enter into the Agreement, the undersigned hereby agrees as follows:

   1. Until the date that is five (5) months after the Closing (as defined in the Agreement), the undersigned will not sell, offer to sell, contract to sell, sell any option or contract for the sale or purchase of, lend, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of, or otherwise dispose of (collectively, "transfer") more than one-tenth ( 1/10) of the Shares in any one day. Notwithstanding the foregoing, however, if the undersigned is a corporation, partnership or limited liability company, the undersigned shall not be restricted from distributing any or all of the Shares to its shareholders, partners or members and the subsequent Transfers of Shares by such shareholders, partners or members.

   2. The undersigned acknowledges that the Acquiror may impose stock transfer restrictions on the Shares to enforce the provisions of this Agreement.

                                          Very truly yours,

                                          _____________________________________
                                                          Name


                                          By: _________________________________
                                                         Signature

                                          Date: _______________________________

AGREED TO:

CMGI, Inc.

By: _________________________________

Name: _______________________________

Title: ______________________________

                                                          Exhibit C-2 to Annex A

                           EMPLOYEE LOCK-UP AGREEMENT

CMGI, Inc.
100 Brickstone Square
Andover, MA 01810

Ladies and Gentlemen:

   Pursuant to the terms of an Agreement and Plan of Merger and Reorganization dated as of December 14, 1999 (the "Agreement") between CMGI, Inc., a Delaware corporation ("Acquiror"), a subsidiary of Acquiror and yesmail.com, inc., a Delaware corporation (the "Company"), I will receive shares of common stock, $.01 par value per share, of Acquiror (the "Shares"), in exchange for shares of common stock of the Company owned by me.

   In order to induce Acquiror to enter into the Agreement, I hereby agree as follows:

   1. I will not sell, offer to sell, contract to sell, sell any option or contract for the sale or purchase of, lend, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of, or otherwise dispose of (collectively, "Transfer"), any of the Shares, except as follows: commencing on the day that is one day after the date which is the six month anniversary of the Closing (as defined in the Agreement), I may sell all of my Shares but no more than one-tenth ( 1/10) of the Shares, in any one day.

   2. I acknowledge that the Acquiror may impose stock transfer restrictions on the Shares to enforce the provisions of this Agreement.

                                          Very truly yours,

                                          _____________________________________
                                                          Name


                                          By: _________________________________
                                                         Signature

                                          Date: _______________________________

AGREED TO:

CMGI, Inc.

By: _________________________________

Name: _______________________________

Title: ______________________________

                                                          Exhibit C-3 to Annex A

                          EXECUTIVE LOCK-UP AGREEMENT

CMGI, Inc.
Ladies and Gentlemen:

   Pursuant to the terms of an Agreement and Plan of Merger and Reorganization dated as of December 14, 1999 (the "Agreement") by and among CMGI, Inc., a Delaware corporation ("Acquiror"), a subsidiary of Acquiror and yesmail.com, inc., a Delaware corporation (the "Company"), I will receive shares of common stock, $.01 par value per share, of Acquiror (the "Shares"), in exchange for shares of common stock of the Company owned by me.

   In order to induce Acquiror to enter into the Agreement, I hereby agree as follows:

   1. I will not sell, offer to sell, contract to sell, sell any option or contract for the sale or purchase of, lend, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of, or otherwise dispose of (collectively, "Transfer"), any of the Shares, except as follows: (i) I may Transfer one-sixth ( 1/6) of the Shares during the six month period commencing on the date of the Closing (as defined in the Agreement) and (ii) commencing on the day that is one day after the date which is the six month anniversary of the Closing, I may Transfer the remainder of my shares, but no more than one-tenth ( 1/10) of the Shares on any one day.

   2. I acknowledge that the Acquiror may impose stock transfer restrictions on the Shares to enforce the provisions of this Agreement.

                                          Very truly yours,


                                          _____________________________________
                                                   Name of Stockholder


                                          By: _________________________________
                                                         Signature

                                          Date: _______________________________

AGREED TO:

CMGI, Inc.

By: _________________________________

                                                            Exhibit D to Annex A

                        FORM OF COMPANY AFFILIATE LETTER

CMGI, Inc. 100
Brickstone Square
Andover, MA 01810

Ladies and Gentlemen:

   I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of yesmail.com, Inc., a Delaware corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of December 14, 1999 (the "Agreement"), between CMGI, Inc., a Delaware corporation ("Acquiror"), a subsidiary of Acquiror ("Sub") and the Company, Sub will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation.

   As a result of the Merger, I may receive shares of common stock, par value $.01 per share, of Acquiror (the "Acquiror Common Stock") in exchange for shares owned by me of common stock of the Company ("Company Common Stock").

   1. Compliance with the Act. I represent, warrant and covenant to Acquiror that in the event I receive any Acquiror Common Stock as a result of the
Merger:

     (a) I shall not make any sale, transfer or other disposition of the Acquiror Common Stock in violation of the Act or the Rules and Regulations.

     (b) I have been advised that the issuance of Acquiror Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger is submitted for a vote of the stockholders of the Company, I may be deemed to have been an affiliate of the Company and the distribution by me of the Acquiror Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Acquiror Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition as been registered under the Act,
  (ii) such sale, transfer or disposition is made in conformity with Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Acquiror, or pursuant to a "no action" letter obtained by the undersigned from the staff of the Commission, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

     (c) I understand that Acquiror is under no obligation to register the sale, transfer or disposition of the Acquiror Common Stock by me or on my behalf under the Act.

     (d) I also understand that stop transfer instructions will be given to the Acquiror's transfer agent with respect to the Acquiror Common Stock and that there will be placed on the Certificates for the Acquiror Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

       "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT, DATED DECEMBER , 1999 BETWEEN THE REGISTERED HOLDER HEREOF AND CMGI, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF CMGI, INC."

     (e) I also understand that unless the transfer by me of my Acquiror Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Acquiror reserves the right to put the following legend on the certificates issued to my transferee:

       "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

   It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act or this Agreement.

   It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) one year shall have elapsed from the date the undersigned acquired the Acquiror Common Stock received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired Acquiror Common Stock received in the Merger and the provisions of Rule 145(d)(3) are then available to the undersigned, or (iii) Acquiror has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Acquiror, or a "no action" letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

   2. Certain Tax Matters. The undersigned does not intend to take a position on any federal or state income tax return that is inconsistent with the treatment of the Merger as a tax-free reorganization for federal or state income tax purposes.

                                          Very truly yours,


                                          _____________________________________
                                                        Signature


                                          _____________________________________
                                                       Print Name

Accepted this   day of
December, 1999 by

CMGI, INC.

By: _________________________________

Name: _______________________________

Title: ______________________________

                                                                         Annex B

                                                               December 14, 1999

Board of Directors
yesmail.com, inc.
565 Lakeview Parkway, Suite 135
Vernon Hills, IL 60061

Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to yesmail.com, inc. ("yesmail") in connection with the proposed merger of Mars Acquisition, Inc. ("Sub"), a wholly owned subsidiary of CMGI, Inc. ("CMGI"), and yesmail pursuant to the Agreement and Plan of Merger, dated as of December 14, 1999, among yesmail, CMGI and Sub (the "Merger Agreement"), which provides, among other things, for the merger of the Sub with and into yesmail (the "Transaction"), as a result of which yesmail will become a wholly owned subsidiary of CMGI. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $.0001 per share, of yesmail ("yesmail Common Stock") not owned directly or indirectly by yesmail or CMGI will be converted into the right to receive 0.1252 shares (the "Exchange Ratio") of Common Stock, par value $.01 per share, of CMGI ("CMGI Common Stock"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of yesmail Common Stock.

In connection with Deutsche Bank's role as financial advisor to yesmail, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning yesmail and CMGI and certain internal analyses and other information furnished to it by yesmail and CMGI. Deutsche Bank has also held discussions with members of the senior managements of yesmail and CMGI regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for yesmail Common Stock and CMGI Common Stock, (ii) reviewed recent public research analyst reports concerning CMGI, (iii) compared certain financial and stock market information for yesmail and CMGI with similar information for certain companies whose securities are publicly traded, (iv) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (v) reviewed the terms of a draft of the Merger Agreement dated December 14, 1999 and drafts of certain related documents dated December 14, 1999, and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning yesmail or CMGI, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information, and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of yesmail or CMGI. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of yesmail as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank was not provided with, and did not rely on, any forecasts or projections concerning CMGI. Deutsche Bank has assumed with your consent for purposes of its analysis that the value of the CMGI Common Stock to be received by stockholders of yesmail in the proposed Transaction is equal to the closing trading price of the CMGI Common Stock as of December 14, 1999, and Deutsche Bank expresses no opinion or view on the value of the CMGI Common Stock. Deutsche Bank does not express any opinion as to the price at which the shares of CMGI Common Stock that are to be issued pursuant to the proposed Transaction will be traded in the future. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. Although subsequent developments may affect this opinion, Deutsche Bank assumes no obligation to update, revise or reaffirm this opinion.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of yesmail, CMGI and Sub contained in the Merger Agreement are true and correct, yesmail, CMGI and Sub each will perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of yesmail, CMGI and Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either yesmail or CMGI is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on yesmail or CMGI or materially reduce the contemplated benefits of the Transaction to yesmail. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be tax-free to each of yesmail and CMGI and their respective stockholders and that the Transaction will be accounted for as a purchase.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of yesmail and is not a recommendation to the stockholders of yesmail to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to yesmail of the Exchange Ratio, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by yesmail to engage in the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to yesmail in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to yesmail or its affiliates for which such member has received compensation, including the initial public offering of yesmail. In the ordinary course of business, members of the DB Group publish research reports regarding the internet industry and the business and services of publicly owned companies in the internet industry. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of yesmail and CMGI for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

This opinion may not be published or otherwise used or referred to, nor shall any public reference to Deutsche Bank be made, without the prior written consent of Deutsche Bank. Deutsche Bank hereby consents, however, to the inclusion of this opinion in its entirety as an exhibit to any proxy or registration statement distributed to the shareholders of yesmail in connection with the approval of the proposed Transaction and to any description of, or reference to, this opinion therein in form and substance acceptable to Deutsche Bank and its legal counsel.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Exchange Ratio is fair, from a financial point of view, to the holders of yesmail Common Stock.

                                             Very truly yours,

                                          /s/ Deutsche Bank Securities Inc.
                                             DEUTSCHE BANK SECURITIES INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant except to the extent approved by a court. Article NINTH of the Registrant's Restated Certificate of Incorporation and Article VII of the Registrant's Restated By-laws provide that the Registrant shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving at the written request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, or other enterprise. The indemnification provided for in each of Article NINTH and
Article VII is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement, or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors, and administrators of such persons. Article VII also provides that the Registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant, as a director, trustee, partner, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against and incurred by such person in any such capacity.

   Pursuant to Section 102(b)(7) of the Delaware General Corporation Laws, Article EIGHTH of the Registrant's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Registrant and its stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to the Registrant or its stockholders, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, self-dealing, or the unlawful payment of dividends or repurchase of stock.

   The Registrant maintains an insurance policy on behalf of itself and certain of its subsidiaries, and on behalf of the directors and officers thereof, covering certain liabilities which may arise as a result of the actions of the directors and officers.

   The Registrant has entered into agreements with all of its directors affirming the Registrant's obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

Item 21. Exhibits and Financial Statement Schedules.

   (a) Exhibits

  2.1(1) Agreement and Plan of Merger and Reorganization, dated as of December
         14, 1999, by and among the Registrant, Mars Acquisition, Inc. and yesmail.com, inc.
  3.1(2) Restated Certificate of Incorporation of the Registrant.
  3.2(3) Certificate of Designations, Preferences and Rights of Series D
         Preferred Stock of the Registrant.
  3.3(4) Restated By-laws of the Registrant, as amended.
  4.1(5) Specimen stock certificate representing common stock, $.01 par value per share, of the Registrant.
  4.2(6) Stock Option Agreement, dated as of December 14, 1999, between the
         Registrant and yesmail.com, inc.
  4.3(6) Stockholder Agreement, dated as of December 14, 1999, by and among the Registrant and each of the stockholders of yesmail.com, inc. named therein.
  5.1    Opinion of Hale and Dorr LLP.
  8.1    Opinion of Hale and Dorr LLP as to tax matters.
  8.2    Opinion of Wilson Sonsini Goodrich & Rosati, P.C. as to tax matters.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of Hale and Dorr LLP (included in Exhibit 5.1).
 23.2    Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         8.2).
 23.3    Consent of KPMG LLP.
 23.4    Consent of Deloitte & Touche LLP.
 23.5    Consent of Deutsche Bank Securities Inc.
 23.6    Consent of PricewaterhouseCoopers LLP.
 23.7    Consent of Singer Lewak Greenbaum & Goldstein LLP.
 23.8    Consent of Arthur Andersen LLP.
 24.1    Power of Attorney (included in the signature page of this Registration
         Statement).
 99.1(7) Opinion of Deutsche Bank Securities Inc.
 99.2    Form of Proxy Card of yesmail.com, inc.

--------
(1) Attached as Annex A to the Proxy Statement/Prospectus, which is part of this Registration Statement.
(2) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (File No. 333-85047) filed on August 12, 1999.
(3) Incorporated by reference from the Registrant's Current Report on Form 8-K filed on September 2, 1999.
(4) Incorporated by reference from the Registrant's Registration Statement on Form S-4 (File No. 333-92607) filed on December 3, 1999.
(5) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 1999.
(6) Attached as an Exhibit to the Agreement and Plan of Merger and Reorganization attached as Annex A to the Proxy Statement/Prospectus, which is part of this Registration Statement.
(7) Attached as Annex B to the Proxy Statement/Prospectus, which is part of this Registration Statement.

   (b) Financial Statement Schedules

   All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable, and, therefore, have been omitted.

Item 22. Undertakings.

   A. The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act").

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   B. The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act), that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   C. The Registrant hereby undertakes as follows:

     (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   D. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   E. The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This included information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

   F. The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved herein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, Commonwealth of Massachusetts on the 2nd day of February, 2000.

                                          CMGI, INC.

                                                 /s/ Andrew J. Hajducky III
                                          By: _________________________________
                                                   Andrew J. Hajducky III
                                                Chief Financial Officer and
                                                         Treasurer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints David S. Wetherell and Andrew J. Hajducky III, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments to this Registration Statement to which this power of attorney is attached, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as they might and could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

       /s/ David S. Wetherell          Chairman of the Board,      February 2, 2000
______________________________________  President, Chief
          David S. Wetherell            Executive Officer and
                                        Director (Principal
                                        Executive Officer)

      /s/ Andrew J. Hajducky III       Chief Financial Officer     February 2, 2000
______________________________________  and Treasurer (Principal
        Andrew J. Hajducky III          Financial and Accounting
                                        Officer)

       /s/ William H. Berkman          Director                    February 2, 2000
______________________________________
          William H. Berkman

                                       Director
______________________________________
           Craig D. Goldman

          /s/ Avram Miller             Director                    February 2, 2000
______________________________________
             Avram Miller

        /s/ Robert J. Ranalli          Director                    February 2, 2000
______________________________________
          Robert J. Ranalli

       /s/ William D. Strecker         Director                    February 2, 2000
______________________________________
         William D. Strecker

                                 EXHIBIT INDEX

  2.1(1) Agreement and Plan of Merger and Reorganization, dated as of December
         14, 1999, by and among the Registrant, Mars Acquisition, Inc. and yesmail.com, inc.
  3.1(2) Restated Certificate of Incorporation of the Registrant.
  3.2(3) Certificate of Designations, Preferences and Rights of Series D
         Preferred Stock of the Registrant.
  3.3(4) Restated By-laws of the Registrant, as amended.
  4.1(5) Specimen stock certificate representing common stock, $.01 par value per share, of the Registrant.
  4.2(6) Stock Option Agreement, dated as of December 14, 1999, between the
         Registrant and yesmail.com, inc.
  4.3(6) Stockholder Agreement, dated as of December 14, 1999, by and among the Registrant and each of the stockholders of yesmail.com, inc. named therein.
  5.1    Opinion of Hale and Dorr LLP.
  8.1    Opinion of Hale and Dorr LLP as to tax matters.
  8.2    Opinion of Wilson Sonsini Goodrich & Rosati, P.C. as to tax matters.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of Hale and Dorr LLP (included in Exhibit 5.1).
 23.2    Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
         8.2).
 23.3    Consent of KPMG LLP.
 23.4    Consent of Deloitte & Touche LLP.
 23.5    Consent of Deutsche Bank Securities Inc.
 23.6    Consent of PricewaterhouseCoopers LLP.
 23.7    Consent of Singer Lewak Greenbaum & Goldstein LLP.
 23.8    Consent of Arthur Andersen LLP.
 24.1    Power of Attorney (included in the signature page of this Registration
         Statement).
 99.1(7) Opinion of Deutsche Bank Securities Inc.
 99.2    Form of Proxy Card of yesmail.com, inc.

--------
(1) Attached as Annex A to the Proxy Statement/Prospectus, which is part of this Registration Statement.
(2) Incorporated by reference from the Registrant's Registration Statement on Form S-3 (File No. 333-85047) filed on August 12, 1999.
(3) Incorporated by reference from the Registrant's Current Report on Form 8-K filed on September 2, 1999.
(4) Incorporated by reference from the Registrant's Registration Statement on Form S-4 (File No. 333-92607) filed on December 3, 1999.
(5) Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended July 31, 1999.
(6) Attached as an Exhibit to the Agreement and Plan of Merger and Reorganization attached as Annex A to the Proxy Statement/Prospectus, which is part of this Registration Statement.
(7) Attached as Annex B to the Proxy Statement/Prospectus, which is part of this Registration Statement.